In 2004

We delivered record net income and
increased our quarterly dividends to shareholders by 26%.

We focused on providing our clients with personalized
service and relevant financial solutions to meet their
individual needs at every point of contact.

We continued to be an employer of choice, recognized
for our ongoing commitment to providing our
people with a workplace that is equitable and supportive.

We gave back to our communities, through corporate
donations, sponsorships and the passionate commitment
of our employees, to help make a real difference in
the cities and towns where we do business.

What’s Next?

187th Annual Report 2004

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO® Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. With total assets of $265 billion at October 31, 2004 and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions.
     We serve Canadian clients through BMO Bank of Montreal, our personal and commercial banking business, and BMO Nesbitt Burns, one of Canada’s leading full-service investment and wealth management firms.
     In the United States, clients are served through Harris, a major U.S. Midwest financial services organization with a network of community banks in the Chicago area and wealth management offices across the United States, as well as Harris Nesbitt, a leading mid-market investment and corporate bank.

Our vision is to be the top-performing Canada-U.S. financial services company.

Our strategy is to grow our core Canadian franchise, and improve and selectively expand our U.S. franchise.
In all of our businesses, we will build strong, lasting relationships with our clients by delivering exceptional service. We will consistently improve our productivity by streamlining our processes and eliminating bureaucracy so that we can provide superior value by focusing on what really matters to customers.
For a more detailed description of our strategy, see page 21.

We pursue our vision and realize our strategy through our steadfast commitment to our core values:
•	We care about our customers, shareholders, communities and each other.
•	We draw our strength from the diversity of our people and our businesses.
•	We insist upon respect for everyone and encourage all to have a voice.
•	We keep our promises and stand accountable for our every action.
•	We share information, learn and innovate to create consistently superior customer experiences.

2004 Financial Highlights

For the year ended October 31	2004 Target		2004	2003	2002

Income Statement
Highlights (Canadian $ in millions)
Total revenue (teb) (a) (c)			9,612	9,271	8,859
Provision for (recovery of) credit losses			(103)	455	820
Non-interest expense			6,157	6,087	6,030
Net income			2,351	1,825	1,417

Common Share Data ($) (b)
Earnings per share			4.42	3.44	2.68
Cash earnings per share (c)			4.57	3.59	2.83

Key Financial
Measures (%)
Five-year average annual total shareholder return			18.9	12.9	7.9
Earnings per share growth (b)	10%-15%	✓	29	28	1
Return on equity	16%-18%	✓	19.4	16.4	13.4
Revenue growth (teb) (c)			3.7	4.7	–
Cash productivity ratio (teb) (c)	150 to 200	✓	63.0	64.5	67.1
	bps lower
Provision for credit losses as a % of average net loans and acceptances	≤ 0.32*	✓	(0.07)	0.30	0.56
Tier 1 Capital Ratio	≥ 8%	✓	9.81	9.55	8.80

All ratios in this report are based on unrounded numbers.
(a)	All revenues in this report, except in the Consolidated Financial Statements, are reported on a taxable equivalent basis (teb). See pages 26 and 28.
(b)	All earnings per share (EPS) measures in this report refer to diluted EPS, unless otherwise specified.
(c)	This is a non-GAAP measure. See page 26.
*Represents $500 million of specific provisions.

BMO Financial Group at a Glance

Personal and Commercial Client Group

Personal and Commercial Client Group (P&C) provides more than eight and a half million customers across Canada and the United States with fully integrated personal and commercial banking solutions. These include deposit accounts, loans and credit cards, insurance products and personal investment products. Our products and services are delivered by a highly skilled team of professionals through 1,156 BMO Bank of Montreal and Harris branches, telephone and online banking through bmo.com and harrisbank.com, and a network of more than 2,460 automated banking machines.

Private Client Group

Private Client Group (PCG) offers clients a full range of wealth management products and services, including full-service and direct investing, private banking and investment products. Our highly trained professionals are dedicated to serving the needs and goals of our clients to accumulate, protect and grow their financial assets. Private Client Group serves clients through BMO Bank of Montreal and Harris branches, as well as through stand-alone BMO InvestorLine, BMO Nesbitt Burns and BMO Harris Private Banking offices in Canada, and through Harrisdirect and Harris Private BankTM1 offices in key U.S. centres. Through California-based Harris myCFO, we provide customized investment and advisory services to wealthy individuals and families in selected U.S. markets.

Investment Banking Group

Investment Banking Group (IBG) combines all of our businesses serving corporate, institutional and government clients. In Canada, operating under the BMO Nesbitt Burns brand, our client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, operating under the Harris Nesbitt®1 brand, we serve corporate and institutional clients in selected sectors. Investment Banking Group offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, corporate lending, securitization, cash management, risk management and trade finance. We also offer leading financial advisory services in mergers and acquisitions and restructurings, and we provide investing clients with industry-leading research, sales and trading services.

Bank of Montreal has taken a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO® Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

BMO Financial Group at a Glance

2004 Key Initiatives

Focus for 2005

Canadian Operations
•	Achieved net income growth of 5.9%.
•	Achieved good balance sheet growth, with deposit growth of 9.1% and loans and acceptances growth of 7% including the effects of securitizations.
•	Improved cash productivity by 90 basis points to 60.1%.
•	Took significant steps toward enhancing our customer focus and relationship management, with improved sales and service and the expanded release of Optimizer, our leading-edge relationship management software.
•	Continued to distinguish ourselves in business banking with a number-two position in small business lending market share and commercial deposits growth of 14.1%.
•	Redesigned our online banking web site to make it faster and easier for all our banking customers.

U.S. Operations
•	Improved cash productivity by 270 basis points to 70.8%.
•	Launched a unified brand for all U.S. businesses.
•	Increased the number of bank branches in the Chicago area by 15.
•	Increased total loans by 19% from a year ago to US$12.2 billion.
•	Continued to expand in the Chicago area, acquiring New Lenox State Bank and Lakeland Community Bank.

Canadian Operations
•	Continue to focus on revenue growth and improvements in productivity, while also building our distribution capabilities.
•	Improve cash productivity ratio by at least 150 basis points.
•	Improve customer loyalty in both the personal and commercial banking segments.
•	Maintain our personal banking market share and increase our business banking market share relative to our major competitors.
•	Introduce further enhancements to our sales and service delivery model to better meet customers’ needs.

U.S. Operations
•	Accelerate our growth in the Chicago area and the U.S. Midwest through strong organic growth and acquisitions.
•	Consolidate 25 separate Illinois bank charters into one national bank charter within the next 12 months, which over time will help us improve customer service, move towards a more efficient business model and lower our costs.

Canadian Operations
•	BMO Harris Private Banking named best private bank in Canada by Euromoney Magazine.
•	BMO Nesbitt Burns launched a Wealth Advisory practice for clients with diverse individual and family financial management needs.
•	BMO InvestorLine awarded top place in The Globe and Mail ’s annual ranking of online brokers.
•	BMO InvestorLine named best online brokerage by Watchfire GómezPro.
•	BMO Mutual Funds launched six new mutual funds, including a diversified mix of income,
U.S. dollar and global tax advantage funds.
•	BMO Mutual Funds launched BMO Education Savings Gift Certificates.

U.S. Operations
•	Harris Private Bank revised its trust and investment fee schedule based on a competitive pricing review.
•	Reduced discretionary spending in both the traditional private banking business and Harris myCFOTM1.
•	Harrisdirect ranked number one in Customer Service by SmartMoney.
•	Consolidated Harrisdirect and Harris AdvantEdge Investing®1 brands under the unified Harrisdirect brand.
•	Harris Insight Funds®1 had 15 of its 18 funds ranked first or second quartile for the one-year period ended September 2004.

•	Continue to enhance client offerings and deepen client relationships.
•	Optimize business models through specific revenue-generating initiatives and ongoing expense management.
•	Continue to focus on the effectiveness of our sales force.
•	Pursue sustainable productivity improvements.

Canadian Operations
•	Continue to reinforce our leadership in client service and award-winning offerings.
•	Focus on broadening client relationships.

U.S. Operations
•	Continue to organically grow our strategic foothold in selected high-growth wealth markets.
•	Focus on broadening client relationships through introduction to our wide suite of wealth management offerings.
•	Improve profitability in our U.S. businesses.

•	Employed the cross-border capabilities of BMO Nesbitt Burns and Harris Nesbitt in all product areas to deliver unique, effective solutions to clients.
•	Improved our cash productivity ratio by 110 basis points to 50.4%.
•	Improved our return on equity to 18.4% from 14.3%.

Canadian Operations
•	Participated in 374 Canadian corporate debt and equity transactions that raised a total of $61 billion.
•	Advised on $10.6 billion of completed Canadian mergers and acquisitions.
•	Ranked Top Overall Research Team in the Brendan Wood International Survey of institutional investors for the 24th consecutive year, and ranked first for Overall Quality of Sales Service.
•	Canadian Securitization unit ranked first in market share of asset-backed commercial paper conduit outstandings.
•	Ranked first in Canadian block trading.

U.S. Operations
•	Expanded and upgraded Harris Nesbitt’s pool of expertise through a number of key senior-level hires, including head of Mergers and Acquisitions and head of U.S. Equity Capital Markets.
•	Aligned nationwide client relationship and product coverage with 10 priority industry sectors.
•	Completed the integration of Gerard Klauer Mattison into Harris Nesbitt, providing an enhanced service offering.

•	Improve client alignment to realize all revenue opportunities.
•	Optimize risk-taking to maximize returns.
•	Drive new product development.

Canadian Operations
•	Continue to reinforce our leading position.
•	Strengthen and broaden relationships with target investment and corporate banking clients across the full range of our capabilities.

U.S. Operations
•	Accelerate growth of fee-based business.
•	Expand mid-market banking client base.
•	Strengthen and broaden relationships with target investment banking clients across the full range of our capabilities.

How Did We Do? What’s Next?

At BMO Financial Group, we believe that to maintain the trust of our shareholders, customers and employees, and to secure the future of our business, we must be accountable and transparent.

In practice, that means reporting on our past performance
and, just as importantly, disclosing our priorities going forward.
In simple terms, it means answering the questions
How did we do? and What’s next?

We are committed to providing such information, whether the news is less than desired or – as is the case this year – very good.

2004 Strategic Priorities
✓	Improve productivity. pages 7, 21
✓	Improve customer loyalty in Canada. pages 21, 37
✓	Improve U.S. performance. page 21
✓	Drive sales and increase share of wallet. page 21
✓	Aggressively pursue U.S. acquisitions. pages 10, 21, 39
✓	Maintain status as an employer of choice. pages 12,13, 21
✓	Create a sustainable, high-performance culture. pages 12,13, 21

2005 Strategic Priorities
Achieve financial targets with a particular focus on productivity.
Drive revenue growth by providing a superior client experience, earning a larger share of customers’ business.
Continue to improve U.S. performance.
Accelerate growth in the United States both organically and through acquisitions.
Grow net income in Canada through operational efficiency and improved market share, accelerating our growth in commercial banking and wealth management.
Build a high-performance organization by developing our people, living our values and being an employer of choice.
Maintain our world-class foundation of leading governance, sound risk management, productive systems and excellent after-sales service.

Contents

IFC	BMO Financial Group at a Glance/Financial Highlights
2	Chairman’s Message to Shareholders
3	Chief Executive Officer’s Message to Shareholders
6	Year in Review
8	Business Overview
16	Management’s Discussion and Analysis
18 Financial Performance and Condition at a Glance
70 Supplemental Information
82	Statement of Management’s Responsibility for Financial Information

82	Shareholders’ Auditors’ Report
83	Consolidated Financial Statements
87 Notes to Consolidated Financial Statements
123	Bank-Owned Corporations
124	Corporate Governance
126	Board of Directors and Honorary Directors
127	Members of Management Board
128	Glossary of Financial Terms
IBC	Shareholder Information

Chairman’s Message to Shareholders

David Galloway
Chairman

Chairman’s Message

Our marked success in 2004 is a tribute to the leadership of
Tony Comper and his management team, and to our steadfast commitment to good governance and ethical leadership.

In 2004, the Board made a decision to separate the roles of Chairman and Chief Executive Officer. I am deeply honoured by the confidence the Board has placed in me as its new Chairman. And I am greatly encouraged by how well the Board and management are working together under this new leadership structure.

BMO’s Direction

This has been a remarkable year of achievements for our company. Under Tony’s direction, BMO has set its course to become the top-performing North American financial services company by growing our broad-based Canadian franchise and improving and selectively expanding our U.S. franchise. It is a vision and strategy the Board fully endorses.

Corporate Governance

At BMO, leadership in governance begins with our Board of Directors. It is the responsibility of the Board to ensure that each member of senior management is held accountable for his or her actions to shareholders, customers and employees, and to the communities in which we do business.
     The Board also has a responsibility to ensure its own effectiveness. To that end, we oversee annual Board governance and “peer” performance reviews. Conducted by an outside consultant, the reviews require all directors to assess the performance of the Board as a whole and each member of the Board with respect to measures ranging from ethics to business judgment.

A Word of Thanks

I wish to assure BMO shareholders that in matters of governance – and all else – I will do my utmost to continue the outstanding leadership provided by Lead Director Blair MacAulay. After 33 years of dedicated service to BMO, Blair is retiring. His contribution has been significant, and he will be missed. I would also like to take this opportunity to recognize the sound contribution of retiring director Joseph Rotman, whose vast business experience provided valuable input to management deliberations.
     I look forward to continuing to serve our shareholders, along with our dedicated Board.

/s/ David Galloway
Chairman

More details on our governance policies and initiatives can be found in the Corporate Governance section beginning on page 124, as well as in our Notice of Annual Meeting of Shareholders and Proxy Circular, online at www.bmo.com/investorrelations.

2	BMO Financial Group Annual Report 2004

Chief Executive Officer’s Message to Shareholders

Tony Comper
President and Chief Executive Officer

Fellow Shareholders:

What’s next for BMO Financial Group is a disciplined reach for the top, to become nothing less than the top performer across the North American financial services industry. We are setting the bar this high because, quite simply, it is our surest way of securing this organization’s future.

And, quite frankly, because we can: We have never been more ready for this next phase in our evolution nor better prepared on all fronts – starting with the new heights of performance we have already begun to achieve.
     BMO increased earnings per share by 29% in 2004, placing second in our Canadian peer group. Indeed, as the accompanying chart shows, we performed remarkably well against all of our financial targets for the year. As detailed on page 6, we also surpassed our major Canadian competitors in 71% of the key performance measures, a very significant improvement from the previous year. And, in a vote of confidence in our ability to sustain healthy growth, we announced not one but two dividend increases during the year, for an overall dividend increase of 26%. What is more, we have delivered an average total shareholder return of 18.9% a year over the past five years.
     None of these successes happened “overnight,” of course. They trace their roots back to the hard decisions this leadership took back in 1999, exiting businesses where we lacked scale, selling off lower-profit properties and sacrificing substantial revenues for several years as we rebuilt BMO into an organization that is now ready to make a serious run at becoming the best performer in the industry. “Best” is another word, along with “top,” that has begun to fit nicely into our day-to-day vocabulary. By having the best people and talent management, and the best enabling systems and processes, we will deliver the best client experience of all of our peers, and by so doing, put up the best financial performance, resulting in the best returns for shareholders.
     When I speak of delivering the best client experience, I’m talking about developing relationships with customers that will flourish over a lifetime. As I have stated in past annual reports, in a mature, highly competitive financial services marketplace like Canada, exceptional customer service is the only sure way to grow. Accordingly we have been preparing ourselves for this challenge for five years now, investing as never before in customer-focused technology and training, and developing the kind of enterprise-wide mindset that will result in top performance.
     Given that our number-one priority for the past two years has been to improve productivity, I am pleased to report that in 2004 we moved up to second

BMO Financial Group Annual Report 2004	3

Chief Executive Officer’s Message to Shareholders

The successes we have achieved in recent times,
the records we have posted and the reach-for-the-top goals
we are setting all reflect the renewed energy and engagement of what has always been a first-class workforce.

2004 Targets		2004 Performance	Targets for 2005
10% to 15% EPS growth	✓	29% (see page 24)	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)
ROE of 16% to 18%	✓	19.4% (see page 25)	ROE of 17% to 18%
Provision for credit losses of $500 million or less	✓	$67 million before the reduction of $170 million of general allowance (see page 31)	Specific provision for credit losses of $400 million or less
Tier 1 capital ratio of at least 8%	✓	9.81% (see page 51)	Tier 1 capital ratio of at least 8%
Improve cash productivity ratio by 150 to 200 bps	✓	155 bps improvement (see page 32)	Improve our cash productivity ratio by 150 to 200 bps

in the Canadian industry for this important performance measure. My leadership team and colleagues across the enterprise now accept the notion that of all the things we need to achieve in order to achieve top performance, the single most effective one is improving productivity, which remains at the top of our priority list for 2005. Lest anyone equate productivity improvement with cost-cutting alone, however, be assured that we will continue to work not just the expense side of the ledger but the revenue side as well – largely by way of our heightened customer focus. There have not been nor will there be any costs cut at the expense of customer service.
     The successes we have achieved in recent times, the records we have posted and the reach-for-the-top goals we are setting all reflect the renewed energy and engagement of what has always been a first-class workforce. We can already lay claim to more than our share of thoughtful, talented, customer-focused colleagues operating at all levels; and to a number of lines of business where we enjoy top-performer status. What is developing in our organization right now is a sense of “If they can do it, why can’t we all?”
     Acting on the advice of top-performing individuals within our organization – and taking careful note of the success stories of existing top-performing enterprises worldwide – we are systematically reforming all business practices that impede our ability to improve service to clients and generate revenues. Some kinds of red tape, alas, are more resilient than others, but I can say with confidence that the customer-focused, sales-and-service mindset is taking hold across BMO Financial Group, and with it the growing conviction that

4	BMO Financial Group Annual Report 2004

we can indeed be at the top of our class. After all, most of our current workforce has already seen us through five years of momentous change and major redefinition, so the appetite for more change has already been whetted.
the priorities are to continue our intense focus on improving business performance, and to accelerate growth through operational improvements, organic growth, new branch openings, our mid-market expertise, and continued retail banking acquisitions.

Our growth strategy is working as intended, our transformation into a customer-driven sales-and-service organization is
well advanced, our short-term targets are realistic and, as our strong performance in 2004 attests, BMO Financial Group is on the way up.

     In acknowledging people who have put BMO in contention for top performer, I should also include those responsible for our industry-pacing corporate governance practices. As I hope stakeholders noticed, we tied for second in The Globe and Mail’s annual governance survey, only one point behind the winner and ahead of all our Canadian bank peers. Rest assured that we will continue to take leadership in all matters of governance, just as we will hold firm to the low-risk high-return management philosophy of recent years, as illustrated in particular by our unsurpassed capabilities in credit risk management, which played a significant role in our strong performance in 2004.
     That I can write with such confidence about What’s Next for BMO in this annual report message speaks volumes about the success of our Canada-U.S. growth strategy. We continue to strengthen the established businesses in our core Canadian franchise, and to improve and selectively expand our U.S. franchise in personal and business, mid-market and individual investing markets.
     We anticipate that earnings growth throughout the Canadian financial services industry will moderate in 2005 from the high levels of 2004 as we move past the peak in credit recoveries toward a more normal stage of the credit cycle. We have therefore set a realistic earnings-per-share growth target for 2005 of 3% to 8% off a base of $4.21 per share, which excludes the gain of 21 cents per share in 2004 related to reductions in the general allowance for credit losses.
     In Canada, the strategic priority in 2005 is to build on existing strengths such as our leadership in commercial banking and investment banking in order to improve productivity through operational efficiency and increased market share. In the United States,
     In fiscal 2004, we agreed to invest $560 million in the acquisition of three community banks in the greater Chicago area, moving us closer to our goal of becoming the leading personal and business bank in the U.S. Midwest. The most recent of these perfect-fit purchases, Mercantile Bancorp in northwest Indiana, was scheduled to close by early 2005. We are starting to deliver on our promise to expand the Harris branch network into the states surrounding Illinois, and we intend to continue delivering on this promise.
     Our growth strategy is working as intended, our transformation into a customer-driven, sales-and-service organization is well advanced, our short-term targets are realistic and, as our strong performance in 2004 attests, BMO Financial Group is on the way up. So it really isn’t any surprise that – with great enthusiasm and all due diligence – we have now re-set our sights on becoming our industry’s top performer. Because we should. And because we can.

/s/ Tony Comper
President and Chief Executive Officer

BMO Financial Group Annual Report 2004	5

Chief Financial Officer’s Message to Shareholders

Karen E. Maidment

Senior Executive Vice-President
and Chief Financial Officer

Year in Review

2004 was an extremely successful year for BMO Financial Group.
We attribute our achievements to our superior credit management, our ongoing focus on improving productivity and our growth strategy.

$2,351 million
net income –
an increase of 29%

20%
total shareholder return

$4.42
EPS – up 29%

19.4%
ROE – up from 16.4% in 2003

At BMO, we are committed to providing our shareholders with an attractive long-term return on their investment by achieving superior financial performance while managing risk effectively. In 2004, we not only achieved our cash productivity target, but we also surpassed each of our other financial targets. Our total shareholder return (TSR) for the year was 20%, and over the past 20 years, our average annual TSR was 17.5%.
     Record net income of $2,351 million was realized in 2004, up $526 million from a year ago. Earnings per share (EPS) rose 29% to $4.42. Cash net income was $2,429 million and cash EPS was $4.57.

Improved Credit

BMO’s top-tier credit management distinguishes us from our peers. Improved credit performance as well as a favourable credit environment contributed significantly to our strong

2004 Canadian Bank Scorecard (%)
	BMO	RBC	CIBC	Scotia	TD	National
Average annual total shareholder return (five-year)	18.9	18.2	22.2	22.2	11.0	26.2
EPS growth	28.5	(3.6)	6.8	20.5	124.5	21.3
Return on equity	19.4	15.6	18.7	19.9	18.5	18.8
Net economic profit growth[2]	59.6	0.1	30.5	38.6	2332	41.4
Revenue growth[1,2]	3.7	1.7	2.8	0.2	8.2	5.7
Cash productivity ratio[2]	63.0	70.2	68.4	55.8	66.4	65.4
Provision for credit losses (% of average net loans and acceptances)	(0.07)	0.15	0.39	0.22	(0.25)	0.19
1. On a taxable equivalent basis.		BMO better than other bank (25/35)
2. Non-GAAP measure. See page 26.		BMO worse than other bank (10/35)

6	BMO Financial Group Annual Report 2004

results. Our earnings included $67 million of specific provisions for credit losses, a reduction from $455 million in fiscal 2003. In addition, we recorded a reduction of $170 million in the general allowance for credit losses, adding up to a total net recovery of credit losses of $103 million in 2004, an improvement of $558 million from 2003.

Operating Groups

Our operating groups contributed significantly to our success: each group improved its productivity and also earned record net income. Personal and Commercial Client Group earned net income of just over $1 billion, up $66 million or 7% from a year ago. Private Client Group earned $231 million, up $87 million or 60% from 2003, and Investment Banking Group earned $856 million, up $135 million or 19%.

Increased Revenue...

Revenue increased $341 million or 3.7% in fiscal 2004, with all operating groups contributing to this growth. Personal and Commercial Client Group revenue rose $90 million or 1.9% on higher volumes and the inclusion of revenues from acquired businesses, partially offset by the impact of declining margins and lower card fees. Investment Banking Group revenues rose $176 million or 6.6%, due to higher securities trading commissions and underwriting fees, higher net investment securities gains and the inclusion of revenues from Harris Nesbitt Gerard. Private Client Group revenue increased $113 million or 6.5%, driven by higher commission and fee-based revenues from successful revenue-generating initiatives and improved market fundamentals.

...Plus Aggressive Expense Management Drive Productivity Improvement

Cash productivity, a key driver in enhancing shareholder value, continues to be our number one priority at BMO. In 2004, we achieved our objective of improving our cash productivity ratio by 150 to 200 basis points. The cash productivity ratio was 63.0% in 2004, compared with 64.5% in 2003, an improvement of 155 basis points.
     While the productivity ratio measures expenses as a percentage of revenues – or how much we must spend to earn a dollar of revenue – the cash productivity ratio is calculated by removing the amortization of intangible assets from expenses. This enhances comparisons between periods when there has been an acquisition, and therefore provides a more accurate measure of our performance improvement year over year.

Foreign Exchange

The weaker U.S. dollar lowered revenue growth by $243 million or 2.6 percentage points, and reduced expenses by $177 million or 2.8 percentage points. The net effect on the bottom line was a reduction of net income of $35 million. We manage the effects of foreign exchange fluctuations through a relatively well-matched U.S.-dollar-denominated balance sheet as well as a program to hedge our expected U.S.-dollar-denominated earnings at the beginning of each quarter. As a result, we have been able to reduce the impact of the sharp decline in the U.S. dollar on our bottom line.

Capital

Our capital is actively managed. Capital is used to support our business units and U.S. acquisitions, to increase dividends and for a share repurchase program. Our capital remains above our target range. In 2004, BMO’s Tier 1 Capital Ratio increased to 9.81% from 9.55% at the end of 2003, and was well above our minimum target of 8%.
     At BMO, we look to the future with optimism, confident that our commitment to strong growth, top-tier credit management and ongoing improvements in productivity is the right strategy – one that will enable us to embrace opportunities, deal with challenges and achieve continued success for our business and our shareholders.

9.81%
Tier 1 Capital Ratio –
up from 9.55%

155 basis points
cash productivity ratio
improvement

2005 Target: improve cash
productivity ratio by
150-200
basis points

BMO Financial Group Annual Report 2004	7

Business Overview

Canadian Operations

Through our relentless focus on building lasting relationships by providing our clients with exceptional service that responds to their individual needs, we believe that we will continue to grow profits in our core established businesses in Canada. Here are some highlights from 2004.

BMO’s Canadian personal and commercial deposits continued to show good growth, increasing 9.1% in 2004 to $40.7 billion.

#1

BMO InvestorLine again earned the top position in The Globe and Mail’s annual ranking of online brokers.

#1

For the 24th consecutive year, our BMO Nesbitt Burns Research Group was recognized as the top overall equity research team by Brendan Wood International. Its 2004 survey was the most extensive ever, based on evaluations by more than 250 of Canada’s largest institutional investors.

Meeting Customer Needs

In 2004, our Canadian personal and commercial group moved closer to the goal of being the only financial services provider our customers will ever need.
     The year’s advances included the first release of BMO Connect, a multi-year program that will enhance our front-line capabilities with its fully integrated, end-to-end sales and service processes and tools – enabling client-facing and client-supporting staff to initiate, manage and track sales opportunities, referrals and customer service requests across locations and channels. BMO Connect greatly improves our ability to provide our customers with consistently superior banking experiences, no matter which channel they choose.
     We are already seeing the benefits of introducing automated workflow capabilities linking sales, service and support staff. We are able to provide same-day responses to many customer service requests, for example, that would often have taken more than a week to complete. The new system will free up more time for responses to other customer needs.

The Business of Relationships

We understand that our business customers have highly specialized needs, and our strategy is to make sure they are each offered a tailored approach to achieving their goals. For example, self-employed business owners now have a better way to finance their home purchases with the launch of BMO Bank of Montreal’s Self-employed Homeowner Mortgage program. This new product allows customers whose incomes are based on commissions or self-employment to secure a mortgage primarily on the strength of their personal credit rating and overall financial situation, with less emphasis on their business financial statements.

Mosaik® MasterCard®2 Rewards Customers Faster
The new Gold WestJet 1/$15 Air Miles®3 Reward Option from Mosaik MasterCard partners BMO Bank of Montreal, the Air Miles Reward Program and WestJet. This new partnership provides personal and business cardholders with exclusive rewards – one Air Miles reward mile for every $15 spent – plus exclusive Air Miles savings when reward miles are redeemed for WestJet®4 flights.

8	BMO Financial Group Annual Report 2004

Convenience, Flexibility and Security at Home

We have introduced a new line of credit that provides homeowners with a convenient “one-stop-shopping” approach to borrowing. BMO Bank of Montreal Homeowner ReadiLinetm allows homeowners access to up to 75% of the value of their home to finance their personal borrowing needs. Whether customers are looking to renovate, finance a child’s education, purchase a vacation property or borrow to make an investment, this new product combines the convenience and flexibility of a line of credit with the security and interest rates of a conventional mortgage.

Faster, Better Online Banking

In 2004, we redesigned the BMO Bank of Montreal online banking web site to make the online banking experience easier and faster for all customers. The new site allows customers to track all their financial transactions and find information on products, services and rates – all through one convenient menu. Other enhancements include easily accessible and secure request forms for online mortgage, loan and credit card applications, integration of investment information, and better links between customers’ bank cards and their accounts.

Best Private Bank in Canada

BMO Harris Private Banking, which serves the needs of high net worth individuals and families, was named the best private bank in Canada by Euromoney Magazine, one of Europe’s leading sources of information on international banking. The ranking recognizes BMO Harris Private Banking’s commitment to providing seamless North American delivery of integrated wealth management solutions, from investment management and estate and trust services to succession planning.

Top Online Brokerage

Our direct investing platform has again been named the top online brokerage in leading industry surveys. For the third consecutive year BMO InvestorLine earned the top position in The Globe and Mail’s annual ranking of online brokers and was once again voted the top online brokerage in the Watchfire GómezPro ranking. In 2004, we introduced our guided investing approach to help our clients become even more successful investors. Responding to our clients’ needs through continued innovation helps keep BMO InvestorLine on top.

Advising our High Net Worth Clients

BMO Nesbitt Burns, our full-service investment firm, formally established a Wealth Advisory practice for high net worth clients to provide financial planning advice for life issues such as assisting aging parents, setting up a philanthropic program or creating a business succession plan.

Six New Mutual Funds

Three months after celebrating its 30th anniversary, BMO Mutual Funds announced the launch of six new funds, including a diversified mix of income, U.S. dollar and global tax advantage funds. The new selection offers added income, currency diversification, global reach and tax-efficient portfolio solutions to retail investors in Canada.

In Good Times and Bad
BMO Bank of Montreal has a strong reputation for standing by our customers in difficult times. In 2004, we extended our Bovine Spongiform Encephalopathy (BSE) Disaster Assistance Program for customers who continue to be affected by the ongoing crisis. Launched in 2003, the program is designed to help affected beef and agricultural businesses with their ongoing financial needs through a combination of payment deferrals, interest rate reductions and application fee waivers.

In particular, the BMO Greater China Class fund provides investors with an opportunity to gain tax-advantaged exposure to one of the world’s fastest-growing economies.

The Gift of Education
BMO Bank of Montreal is encouraging Canadians to give children in their lives the gift of education with the launch of BMO Education Savings Gift Certificates. Available in denominations of $50, $100 or $250, the gift certificates can be invested in a new or existing Registered Education Savings Plan.

A Leader in Investment Banking

Operating under the BMO Nesbitt Burns brand in Canada, we offer corporate, institutional and government clients complete financial services across the entire balance sheet. We continue to build on our Canadian leadership in the high-return fee-based businesses of mergers and acquisitions, equity and debt underwriting, and securitization. In 2004, we participated in 374 Canadian corporate debt and equity transactions that raised $61 billion, and advised on $10.6 billion of completed Canadian mergers and acquisitions.

What’s Next?tm

•	Focus on building lasting client relationships across all our businesses to drive top-line revenue growth.
•	Continue to improve productivity across our organization by 150 to 200 basis points every year.
•	Develop and deliver new and innovative products and services in Canada.
•	Continue to enhance our offerings and deepen client relationships.
•	Continue to fine-tune our business models.

BMO Financial Group Annual Report 2004	9

Business Overview

U.S. Operations

This year saw further expansion and growth in our
U.S. operations across all our lines of business. Our strong franchise continues to distinguish us as the Canadian leader
in U.S. banking. Here are some highlights.

+26%

Based on U.S. dollars, earnings for our Chicagoland Banking increased 26% during 2004.

1,500

Our Investment and Corporate Banking group has relationships with more than 1,500 mid-market clients and many of these relationships have endured for decades.

+22%

Through a combination of acquisitions and improved client segmentation, we have seen an annual compound growth rate of 22%, based on U.S. dollars, in our wealth management business revenues since 2001.

A Heritage of “Honesty and Fair Dealing”

For more than 120 years, the Harris name has symbolized “honesty and fair dealing” in the Chicago area. In recognition of the strength and trustworthiness our customers have come to associate with this name, we adopted a unified brand – HarrisTM1 – for all our U.S.-based businesses in 2004.

		Purchase price
Date	Acquisition (Canadian $ in millions)

1984	Harris Bank	$ 718

1985	First National Bank of Barrington	43

1987	Commercial State Bank (Phoenix)	3

1988	State Bank of St. Charles and First National Bank of Batavia	31

1990	Libertyville Federal Savings and Loan	7

1990	Frankfort Bancshares	20

1994	Suburban Bancorp	300

1996	Household International	378

1999	Burke, Christensen & Lewis	59

2000	Village Banc of Naples	19

2000	Freeman Welwood	140

2000	Century Bank	24

2001	First National Bank of Joliet	337

2002	CSFBdirect	854

2002	Northwestern Trust	19

2002	Self-directed online client accounts of Morgan Stanley Individual Investor Group	153

2002	myCFO	61

2003	Sullivan, Bruyette, Speros & Blayney	20

2003	Gerard Klauer Mattison	40

2004	Lakeland Community Bank	49

2004	New Lenox State Bank	314

	Total	$3,589

Continued Expansion

Expanding our reach allows us to provide added convenience for existing Harris personal and business banking customers while giving new customers access to our broad range of excellent products and services. Last year, we acquired New Lenox State Bank, a well-respected community bank with key locations in Chicago’s southwestern suburbs, and Lakeland Community Bank, with locations in the fast-growing Lake County region. We also opened nine new branches bearing the Harris name in the Chicago area.

Retail Expansion

In October 2004, we announced our intention to acquire Mercantile Bancorp Inc., a highly regarded community bank that serves personal and business customers at 19 branch locations in northwest Indiana. It is the first retail banking expansion for us into a neighbouring state and a natural extension for Harris. When this acquisition closes, it will increase the Harris community banking network to 189 locations in the Midwest and further expand the network to more than 500 Harris ABMs.

10	BMO Financial Group Annual Report 2004

Investing in Wealth Management

Since 1999, we have invested $1.5 billion in expanding our U.S. wealth management operations through acquisitions and organic growth. We now have a geographic footprint that covers nine states. We have rounded out our range of products and services to provide a truly integrated wealth management offering.
     Over the last year, we have made important strides in reshaping our wealth management operations into a streamlined business model that can endure downturns in market cycles. We have repriced fees and improved client segmentation, as well as consolidating call centres and back-office operations and renegotiating third-party contracts.

Focus on Comprehensive Solutions

Through Harris Private Bank, we offer comprehensive wealth management solutions for high net worth and ultra-high net worth clients. We continue to expand in existing high-growth, affluent markets in order to better serve these clients and prospects. With the acquisition and integration of myCFO and Sullivan, Bruyette, Speros & Blayney, we have enhanced our product offering, and we can now provide access to outside investment managers for our ultra-high net worth clients. We have also worked with our partners at Harris Nesbitt to expand our services and coverage for existing business and corporate clients in the Midwest.

An Integrated Investment and
Corporate Bank

We are building an integrated North American investment and corporate bank under the Harris Nesbitt brand in the United States, targeting private and smaller-cap public companies. Our nationwide service offering is focused on the following sectors: Business Services; Commercial and Industrial; Consumer and Leisure; Energy and Power; Financial Institutions; Financial Sponsors; Food and Agribusiness; Healthcare; Media, Communications and Technology; and Real Estate and Construction.

     We have expanded our U.S. offering and improved our ability to provide integrated solutions to our clients. Last year, we completed the integration of New York-based Gerard Klauer Mattison, recognized for its mid-market U.S. equity research, sales and trading capabilities.
     We also announced senior leadership appointments as part of our ongoing effort to enhance our U.S. mergers and acquisitions advisory and equity underwriting business.

Thumbs Up for Free Checking

Providing high-quality products in response to the changing needs of our clients is part of Harris’ service commitment. In 2004, we enhanced our Free Checking offering, removing the direct deposit requirement. We also introduced free online bill payment, enabling more customers to pay bills electronically from their chequing account. Together, these changes have made it easier for our clients and earned us more business.

A Leader in Direct Investing

Harrisdirect continues to be an integral part of our wealth management offering. It is a leading provider of online brokerage services for self-directed investors with long-term financial goals. It also offers advisory services for clients and third-party brokerage services to institutional clients.

In 2004, Harrisdirect was:

#1	Discount Broker for Customer Service SmartMoney, July 2004
#1	«««« Discount Broker for Customer Service Barron’s, March 2004
#1	Online Broker for Response Time Gómez Performance Index benchmark study

What’s Next?

•	Become the leading Midwest personal and business bank through accelerated organic growth and acquisitions.
•	Consolidate 25 separate Illinois bank charters into one national bank charter within the next 12 months, which over time will help us improve customer service, streamline our business model and lower our overhead costs.
•	Achieve a total of 200 Harris branches in the Chicago area by 2007.
•	Accelerate growth by leveraging the integration of our U.S. investment and corporate banking business, with a focus on increasing the proportion of fee-based revenue.
•	Strengthen and broaden relationships with target investment and corporate banking clients across our expanded range of capabilities.
•	Sharpen our focus in wealth management on the effectiveness of our sales force, and fine-tune our business models.

BMO Financial Group Annual Report 2004	11

Business Overview

Employees

Reaching for top performance means consistently and continuously improving the skills and knowledge of our people, while giving them the tools to serve our clients better. It also means maintaining a workplace that is based on inclusion, fairness and respect.

$634 million

Over the past decade, we have invested more than half a billion dollars in employee training and development. As a result, training times have doubled over the period to an average of approximately 6.5 days per employee annually.

33.1%

The number of women executives in our Canadian operations has more than tripled, from 9% to 33.1%, since we launched our groundbreaking Task Force on the Advancement of Women in 1990.

Asking Our Employees

Early in the 1980s, we introduced our Annual Employee Survey (AES), a comprehensive survey of employee opinions. It was designed to encourage ongoing dialogue and to assess the views of employees on a wide range of topics, such as strategy, training and the workplace environment. The AES is one of our most effective tools for listening to our colleagues and ensuring in turn that we get it right with our customers.
     The 2004 AES is a good news story. At 83%, our employee participation rate was the highest in BMO’s history, a stellar achievement for an organization of more than 34,000 employees. Our Enterprise Engagement Index, which measures the overall relationship between employees and our organization, received the highest score since the index was introduced in 2001. Another encouraging trend – a substantial majority of employees say that our AES results are being used to effect positive change.

Commitment to Learning
BMO Financial Group’s corporate university, the Institute for Learning – which celebrated its 10th year of operation in 2004 – is a tangible symbol of our long-standing commitment to employee development and our leadership in training.
Last year, we conducted a full assessment of our entire training curriculum and then made improvements to ensure that our learning programs continue to directly align with our business strategy.

12	BMO Financial Group Annual Report 2004

2004 Awards	Awarded by

Canada’s Top 100 Employers	For the third year in a row, BMO Financial Group was named one of the Top 100 Employers in Canada by Maclean’s magazine and Mediacorp. Selected from among more than 52,000 companies and recognized for our commitment to employee training, we remain the only major Canadian bank on the list.
Training Top 100	We ranked 16th overall in Training magazine’s Top 100 North American corporations in 2004. For the third consecutive year, we were the top Canadian company on the list. BMO was also cited as a 2004 Best Practices Company in the area of leadership development.
Innovation in Diversity	Profiles in Diversity Journal recognized BMO Financial Group with an international Innovation in Diversity Award for our commitment to workplace accessibility. The newly created award recognizes international corporations, organizations and institutions that have developed innovative solutions in the area of workforce diversity and inclusion.
YWCA Equity	In May 2004, Harris was presented with the YWCA’s Aurora Equity Award, which recognizes a business or organization that has significantly advanced the role of women and minorities in the workplace. Harris is the first bank to receive the award.
Corporate Spirit	In May 2004, MicroSkills, a community organization dedicated to assisting women, visible minorities and new immigrants, awarded BMO Financial Group its Corporate Spirit Award in recognition of enterprise-wide Human Resources/People Management Best Practices.
Progressive Aboriginal Relations	In February 2004, the Canadian Council for Aboriginal Business honoured BMO with a Progressive Aboriginal Relations award for initiating Aboriginal community economic development.

Aligning Structure and Strategy

Enterprise-wide organizational design and effectiveness are central to BMO’s goal of improving productivity, operational efficiency and performance. Over the past year, our Human Resources team continued to help our business leaders minimize layers of management, eliminate duplication, improve the flow of work and clarify accountabilities and reporting relationships. In turn, this has helped our people do their jobs more effectively and improved productivity across our organization.

Making Performance Matter

Much work has been done to ensure that employee compensation is aligned with job performance. We have tried hard to convey the message to all our people that their individual performance is fundamental to the way they are recognized and how they are rewarded.

Leadership in Diversity

At BMO, we believe that one of our greatest strengths is our steadfast commitment to workplace diversity and equity. Our diversity initiatives are developed and administered by our Office of Diversity and Workplace Equity, with strategic direction provided by the CEO’s Council on the Equitable Workplace. Founded in 1991, the Council meets quarterly to review our progress and to advise on any actions necessary to ensure we reach our workplace equity goals.
     To ensure our continued leadership in the pursuit of workplace diversity and equity, we have launched a new initiative called Above and Beyond with Catalyst, a leading research and advisory organization. This study will begin with a comprehensive analysis identifying the gaps and successes in meeting diversity goals. This analysis will be followed by an in-depth examination of specific issues causing these gaps, and will conclude with concrete strategies that address these issues across the entire enterprise.

What’s Next?

•	Initiate an enterprise-wide Performance Tracker to measure our progress in the areas of financial performance, employee success and client orientation.
•	Promote innovative ways to transfer skills, knowledge and practices from our highest achievers to all employees, with a view to improving overall performance and productivity.
•	Initiate practices to better motivate, develop and reward our most talented employees.
•	Develop an organization-wide leadership behaviour model that is based on our values.

BMO Financial Group Annual Report 2004	13

Community

We take pride in our centuries-old tradition of accountability to and partnership with our communities. By serving as an active and involved partner in the places we operate, we make
our business and our communities stronger, our futures brighter.

$37million

In 2004, BMO contributed more than $37 million in corporate donations, sponsorships and events, supporting communities, charities and not-for-profit organizations in Canada and the United States.

$6.7million

As part of our continuing investment in learning, BMO committed $6.7 million in new funding over the next 10 years to 14 universities across Canada.

Helping Kids in Need

BMO and our employees contributed more than $500,000 to Kids Help Phone®5 (KHP), Canada’s only 24-hour toll-free anonymous bilingual help line for children and youth. And we continued to be the principal sponsor of the KHP Community and KHP Student Ambassador programs.

Canadian Red Cross Mosaik MasterCard

BMO Bank of Montreal and the Canadian Red Cross (CRC) teamed up to launch a new affinity credit card. “This new Canadian Red Cross Mosaik MasterCard will provide our donors with a convenient and efficient way to support our vital work in Canadian communities,” said Conrad Sauvé, National Director of Fund Development at CRC.

Celebrating Promising Artists

BMO Financial Group’s 1st Art! Invitational Student Art Competition celebrated the creativity and promise of art students graduating from post-secondary institutions across Canada. Deans and instructors were asked to submit their best student works, and a distinguished selection committee then chose a national winner, along with one winner from each eligible province and territory, from 126 entrants. University of Victoria graduate and 1st Art! national winner Matt Shane and the 13 regional winners demonstrate the talent of the next generation of Canadian artists.

Centre Stage

At a gala in October, Jillian Keiley, a theatrical director based in St. John’s, Newfoundland, was presented with the 2004 Elinore and Lou Siminovitch Prize in Theatre, which is sponsored by BMO. The $100,000 prize, the largest in Canadian theatre, is awarded in a three-year cycle to a director, playwright or designer who has made a significant contribution to theatre in Canada.

Skating Partners

In 2004, we announced the renewal of BMO’s long-standing partnership with Skate Canada for an additional six years. Whether we’re helping to develop young skaters through the CanSkate®6Learn to Skate program or elite skaters competing at the international level, BMO’s passion for figure skating remains crystal clear.

Harris: A Pillar of the Community

In June 2004, the United Way of Metropolitan Chicago recognized Harris with a Community Pillar Award in the area of Leadership Giving. Harris is one of the health and human services organization’s largest corporate benefactors and, with its employees, contributed a total of US$1.6 million for the charitable organization last year. In addition, our Harris Nesbitt trading desk participated in Trade For Hope, donating US$700,000 in commissions to the American Cancer Society.

Employee Volunteers

Thousands of BMO and Harris executives and employees are active volunteers within their communities, giving generously of their time and energy. Many contribute through BMO Fountain of Hope® (FoH), a national charitable foundation managed by BMO Financial Group employees. In 2004, our employees raised a record $7.2 million through FoH for more than 2,300 organizations across Canada.

Best 50 Corporate Citizens

Once again, BMO was recognized by Corporate Knights as one of Canada’s Best 50 Corporate Citizens, ranking sixth overall and first among our peers in the financial services industry.

For many more examples of our commitment to our communities, please see our Corporate Social Responsibility Report including our Public Accountability Statement online at www.bmo.com/community.

14	BMO Financial Group Annual Report 2004

Environment

At BMO Financial Group, we are committed to the principles
of sustainable development and, in particular,
to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment.

Environmental Policy

In 2004, we updated BMO Financial Group’s Environmental Policy, which has been in place since 1992. Guided by this policy, we work hard to make sure that our commitment to the environment is a living part of our culture.
     We take the environment into consideration as part of our lending practices. We also consider the impact of our business operations on the world’s natural resources and climate. In this regard, we are committed to purchasing goods and services from and working with environmentally responsible suppliers. Just as importantly, we encourage a workplace that promotes recycling, energy efficiency and minimization of waste.

Energy Audit

We have started to develop processes to formally collect, consolidate and report information about our energy consumption and recycling management.
     As part of this initiative, we partnered with property managers and third-party energy consultants to conduct energy audits of 11 major office towers and specialty buildings in Canada. These activities will serve to identify additional opportunities to save energy.

United Nations Environment Program (UNEP)

BMO Financial Group is a signatory to the United Nations’ UNEP Statement by Financial Institutions on the Environment and Sustainable Development. As a signatory, we affirm globally recognized principles of environmental protection and sustainable development.

FTSE4Good

BMO Financial Group is included in the FTSE4Good Index. Launched by the Financial Times and the London Stock Exchange, the Index recognizes the performance of companies that meet globally recognized corporate responsibility standards according to the criteria of environmental sustainability, social betterment, good stakeholder relations and the protection of human rights.

Technology Disposal Program

As part of our Technology Disposal Program, we first ensure that the privacy and confidentiality of our employees and customers are safeguarded. Machines that are no longer usable, including computers, fax machines and cellphones, are then disposed of using environmentally friendly methods. In 2004, we safely disposed of 14,590 pieces of equipment.

Our Guiding Principles

To ensure that environmental responsibility is a real and living part of our cultural landscape at BMO, we pledge to:
•	Promote environmental stewardship across our organization.
•	Respect, protect and act to serve the environment around us.
•	Engage our employees in our environmental management programs.
•	Provide credit to borrowers in a manner that respects the importance of environmental protection.
•	Take responsibility for our environmental performance.
•	Work with others to protect and preserve our environment.

What’s Next?

•	Continue to gather and analyse energy consumption data to promote greater conservation across our organization.
•	Continue to raise awareness of sustainable development among our employees in order to advance our conservation and recycling goals.
•	Implement a formal framework for reporting our organization’s sustainability performance, such as the Global Reporting Initiative.

Brant Geese Migration
Each year, BMO Financial Group supports a number of organizations dedicated to environmental protection and sustainability. In 2004, we contributed to The Nature Trust of British Columbia to fund its Brant Geese Conservation Project. The initiative is designed to educate members of the public so they do not disturb the thousands of Black Brant geese that stop to rest and feed along the B.C. coast during their 10,000 km annual spring migration from California to the Arctic.

For more on BMO and the Environment, see our web site at www.bmo.com/community.

BMO Financial Group Annual Report 2004	15

Management’s Discussion and Analysis

Who We Are

BMO Financial Group is one of the largest financial services providers in North America, offering comprehensive retail banking, wealth management and investment banking products, services and solutions.
     Canadian clients are served through BMO Bank of Montreal, our personal and commercial banking business, and BMO Nesbitt Burns, one of Canada’s leading full-service investment and wealth management firms. In the United States, clients are served through Harris, a major Midwest financial services organization with a network of community banks in the Chicago area and wealth management offices across the United States, as well as Harris Nesbitt, a leading mid-market investment and corporate bank. Our financial service professionals can provide access to any services our customers require across the entire enterprise. BMO Financial Group comprises three client operating groups: Personal and Commercial Client Group, Private Client Group and Investment Banking Group.

Our Financial Targets

BMO has established an overall governing objective and medium-term financial objectives as set out in the adjacent chart. BMO also establishes annual financial targets for certain financial performance measures, which are also outlined in the chart. Our success in achieving our overall governing objective of first-quartile total shareholder return is dependent on achieving our minimum medium-term financial objectives and on the relative performance of our peer group.
     Annual financial targets represent checkpoints in the achievement of our medium-term financial objectives. They reflect economic conditions prevailing at the time and may be influenced by results in base years used for comparison purposes. As such, in any particular year they may be higher or lower than the medium-term financial objectives.
     Our operating philosophy is to increase revenues at higher rates than general economic growth rates, while limiting expense growth to achieve productivity improvements of 150 to 200 basis points per year, over time. In achieving efficiencies in expense management, we balance current profitability with the need to invest for future growth. When possible, expense efficiencies partially or totally fund the costs of investing for the future.
     In 2004, as in 2003, we achieved all five of our financial targets.
     Our targets for 2005 have been established in the context of our expectations for the economy in the year ahead, as detailed on page 22, and with regard to the strong results achieved in 2004.

Our Vision
To be the top-performing Canada-U.S. financial services company.

Our Governing Objective
To maximize the total return to BMO shareholders and generate, over time, first-quartile total shareholder return relative to our Canadian and North American peer groups.

Our Medium-Term Financial Objectives
To increase EPS by a minimum of 10% per year over time; to earn ROE of between 18% and 19% over time; and to maintain a strong regulatory capital position, consistent with our peers.

2004 Financial	2004 Financial	Target	2005 Financial
Targets	Performance	Met	Targets
10% to 15% EPS growth	EPS growth of 29% to $4.42. Excluding a $170 million reduction of the general allowance, EPS rose 22% to $4.21.	✓	3% to 8% (1) EPS growth from a base of $4.21 (excluding changes in the general allowance)
ROE of 16% to 18%	ROE of 19.4%	✓	ROE of 17% to 18%
Provision for credit losses of $500 million or less	Specific provision for credit losses of $67 million. We also reduced the general allowance by $170 million.	✓	Specific provision for credit losses of $400 million or less
Tier 1 Capital Ratio of at least 8.0%	Tier 1 Capital Ratio of 9.81%	✓	Tier 1 Capital Ratio of at least 8.0%
Improve cash productivity ratio by 150 to 200 bps	Cash productivity ratio improved by 155 bps	✓	Improve our cash productivity ratio by 150 to 200 bps

(1)	The EPS growth target in 2005 is lower due to our expectation that provisions for credit losses will return to more normalized levels.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov. BMO’s CEO and CFO each certify the appropriateness and fairness of BMO’s annual and interim filings of continuous disclosure materials.

16	BMO Financial Group Annual Report 2004

Reading the MD&A

Management’s review of 2004
performance and what’s next.

Index

16	Introduction	ß
17	Index
18	Financial Performance and Condition at a Glance	ß

	Enterprise-Wide Strategy and Economic Developments	ß
21	Enterprise-Wide Strategy
22	Economic Developments

	Value Measures	ß
23	Total Shareholder Return
24	Earnings per Share Growth
25	Return on Equity
25	Net Economic Profit Growth

	Financial Performance Review Enterprise-Wide Review	ß
26	Review of 2004
34	Review of 2003

	Operating Group Review	ß
35	Summary
36	Personal and Commercial Client Group
42	Private Client Group
45	Investment Banking Group
48	Corporate Support, including Technology and Solutions

	Financial Condition Review	ß
49	Balance Sheet
51	Enterprise-Wide Capital Management
53	Off-Balance Sheet Arrangements
54	Financial Instruments

	Accounting Estimates and Policies	ß
55	Critical Accounting Estimates
57	Changes in Accounting Policies in 2004
57	Changes in Accounting Policies in 2005

58	Enterprise-Wide Risk Management	ß

67	Quarterly Earnings Trends and Review of Fourth Quarter Performance

70	Supplemental Information	ß
BMO’s President and Chief Executive Officer and Chief Financial Officer have both signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 82, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
     Management’s Discussion and Analysis comments on BMO’s operations and financial condition for the years ended October 31, 2004 and 2003. The commentary is as of November 23, 2004, except for peer group comparisons, which are as of December 2, 2004. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The Introduction provides a brief overview of BMO Financial Group and explains the link between our annual targets and our overall vision.

Financial Performance and Condition at a Glance provides an at-a-glance snapshot of our results on 11 key financial performance and condition measures used by management to monitor performance relative to our peer groups.

Enterprise-Wide Strategy and Economic Developments outlines our major strategy at the enterprise level together with progress in relation to our 2004 strategic priorities. It also includes commentary on the impact of economic developments on our businesses in 2004 and expectations for the economy in 2005.

Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return.

Enterprise-Wide Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes explanations of the use of non-GAAP measures and the impacts of changes in foreign exchange rates and acquired businesses.

Operating Group Financial Performance Review outlines the vision, strategies and major business risks facing our operating groups, and the strengths and competencies that help them execute their strategies in support of their visions. It also includes a summary of their achievements in 2004, priorities for 2005 and a review of their financial performance for the year.

Financial Condition Review discusses our assets and liabilities by major balance sheet category. It reviews our capital adequacy and our approach to ensuring we optimize our capital position to support our business strategies and maximize returns to shareholders. It also discusses off-balance sheet arrangements and financial instruments.

Accounting Estimates and Policies reviews critical accounting estimates and changes in accounting policies in 2004 and 2005.

Enterprise-Wide Risk Management outlines our approach to managing the key financial and related risks we face.

Supplemental Information presents many useful financial tables and provides more historical detail.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

BMO Financial Group Annual Report 2004	17

Management’s Discussion and Analysis

Financial Performance and Condition at a Glance

Our Performance*	Peer Group Comparison*

Total Shareholder Return (TSR)
•  BMO’s average annual five-year TSR of 18.9% was up substantially from 12.9% a year ago and was better than returns from the financial services industry and the broader market.
•  BMO’s 20.0% one-year TSR was just below the financial services industry return but above the broader market returns.

Further details are provided on page 23.

Five-Year TSR (%)
•  BMO’s average annual five-year TSR of 18.9% was below the Canadian peer group average of 20.1% but substantially above the North American peer group average of 12.0%.
•  BMO’s relative performance on this impor- tant measure improved significantly from a year ago and BMO’s three-year TSR of 23% was above the average of both peer groups.

Earnings per Share (EPS) Growth
•  EPS rose 29% to $4.42, establishing another record high after having grown 28% a year ago, driven by a lower provision for credit losses and business growth in all operating groups.
•  EPS growth of 29% (22% excluding a $170 million reduction of the general allowance for credit losses) exceeded our 2004 target of 10% to 15% growth.

Further details are provided on page 24.

EPS Growth (%)
•  BMO’s EPS growth of 29% in 2004 was above the Canadian peer group average of 22% and appreciably higher than the North American peer group average of 2%.
•  The North American peer group average was affected by multi-billion-dollar litigation provisions recorded by two of the largest companies in the peer group.

Return on Equity (ROE) • ROE of 19.4% was the highest since 1978 and was above our 2004 target of 16% to 18%. Further details are provided on page 25.

ROE (%)
•  ROE of 19.4% in 2004 was above the Canadian peer group average of 18.3% and the North American peer group average of 16.1%.
•  BMO is the only major North American bank to earn an ROE of more than 13% in each of the past 15 years.

Net Economic Profit (NEP) Growth
•  NEP, a measure of added economic value, rose 60% to a record $1,123 million, after having increased 92% in 2003.
•  Each of the operating groups generated higher NEP in 2004.

Further details are provided on page 25.

NEP Growth (%)
•  NEP growth of 60% in 2004 was just above the Canadian peer group average of 58% and considerably above the North American peer group average of 4%.
•  The North American peer group average was affected by the litigation provisions referenced above.

Revenue Growth
•  Revenue increased $341 million or 4% in 2004 and was higher in each of our client operating groups.
•  The lower Canadian/U.S. dollar exchange rate, net of the incremental effect of acquired businesses, lowered revenue growth by 1.6 percentage points.
•  Higher net investment securities gains increased revenue growth while lower net interest margins reduced growth.

Further details are provided on page 28.

Revenue Growth (%)
•  Revenue growth of 3.7% in 2004 was above the Canadian peer group average of 3.3% and the North American peer group average of 3.4%.
•  BMO’s revenue growth outpaced the industry average in both Canada and North America in 2003 and 2004.

Expense-to-Revenue Ratio (a)
(Productivity Ratio)
•  The productivity ratio improved 160 basis points to 64.1% in 2004. The cash productivity ratio improved 155 basis points to 63.0%, achieving our financial target and top priority for 2004 of a 150 to 200 basis point improvement.
•  The productivity ratio improved in each client operating group for the second straight year.

Further details are provided on page 32.

Expense-to-Revenue Ratio (%)
•  BMO’s productivity ratio of 64.1% was better than the Canadian peer group average of 67.0% but above the North American peer group average of 62.9%.
•  BMO improved its advantage over the Canadian peer group average productivity ratio in 2004. The North American peer group average was affected by the litigation provisions.

*  Adjustments to GAAP results to derive cash and other non-GAAP results and measures, including adjusting revenue to a taxable equivalent basis (teb), are outlined on page 26.
(a) For consistency with our peer groups, the non-interest expense-to-revenue ratios for BMO and the peer groups reflected in the graphs for 2000 and 2001 include goodwill amortization.
See page 20 for further comments on peer group comparisons.

18	BMO Financial Group Annual Report 2004

Our Performance	Peer Group Comparison

Credit Losses
•  The provision for credit losses improved by $558 million. Specific provisions fell $388 million and there was a $170 million reduction of the general allowance.
•  The provision represented negative 7 basis points of average net loans and acceptances and the specific provision represented 4 basis points, an improvement from 30 basis points in 2003 and significantly better than our target.

Further details are provided on pages 31 and 60.

Provision for Credit Losses as a % of Average Loans and Acceptances
•  BMO’s provision for credit losses of (0.07)% of average net loans and acceptances was better than the Canadian peer group average of 0.10% and the North American peer group average of 0.57%.
•  BMO’s credit loss experience has been consistently better than both the Canadian and North American peer groups.

Impaired Loans
•  Gross impaired loans and acceptances were $1,119 million, compared with $1,918 million in 2003, and represented 6.7% of equity and allowances for credit losses, versus 12.2% a year ago.
•  Formations of new impaired loans and acceptances, a key driver of credit provisions, were $607 million, down from $1,303 million in 2003.

Further details are provided on pages 31 and 61.

Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•  BMO’s ratio of 6.7% was marginally better than the Canadian peer group average of 6.9% but higher than the North American peer group average of 4.2%.
•  BMO’s ratio has approximated the Canadian average but been higher than the North American average in recent years.

Cash and Securities-to-Total Assets
•  The cash and securities-to-total assets ratio decreased to 25.8% from 29.1% in 2003.
•  Liquidity remains sound and continues to be supported by broad diversification of deposits.

Further details are provided on pages 64 and 65.

Cash and Securities-to-Total Assets (%)
•  BMO’s ratio of 25.8% was below the Canadian peer group average of 30.5% and the North American peer group average of 39.4%.
•  The ratio remains higher than our minimum target ratio.

Capital Adequacy
•  The Tier 1 Capital Ratio was 9.81%, up from 9.55% last year and above our minimum target of 8.0%.
•  The Total Capital Ratio was 11.31%, down from 12.09% in 2003.

Further details are provided on pages 51 and 52.

Tier 1 Capital Ratio (%)
•  Our Tier 1 Capital Ratio at 9.81% was the highest in recent years but was below the Canadian peer group average of 10.40%.
•  On a U.S.-basis, our Tier 1 Capital Ratio was 9.44% and was above the North American peer group average of 8.40%.

Credit Rating (Standard & Poor’s)
•  Our credit rating, as measured by Standard & Poor’s ®7 (S&P) senior debt ratings, remained at AA–, matching two competitors and exceeding the rating of the other three major Canadian banks.
•  S&P’s ratings outlook on BMO remains stable.

Further details are provided on page 52.

Credit Rating
•  BMO’s credit rating of AA–, as measured by S&P’s senior debt ratings, was consistent with the Canadian peer group median as two of the peer group are rated as highly as BMO and three are rated lower. BMO’s rating remains higher than the North American peer group median rating of A+.

Credit Rating (Moody’s)
•  Our credit rating, as measured by Moody’s®8 senior debt ratings, remained at Aa3, slightly below the highest-rated Canadian bank and consistent with the highest of the remaining major Canadian banks.
•  Moody’s ratings outlook on BMO remains stable.

Further details are provided on page 52.
Credit Rating • BMO’s credit rating of Aa3, as measured by Moody’s senior debt ratings, was comparable to the Canadian and North American peer group medians.
See page 20 for further comments on peer group comparisons.

BMO Financial Group Annual Report 2004	19

Management’s Discussion and Analysis

Canadian and North American Peer Group Comparisons

	2004					2003					Five-Year Average
			Cdn.	N.A.	N.A.			Cdn.	N.A.	N.A.			Cdn.	N.A.	N.A.
	BMO	Rank	bank	bank	bank	BMO	Rank	bank	bank	bank	BMO	Rank	bank	bank	bank
	perf.	of six	avg.	avg.	q’tile	perf.	of six	avg.	avg.	q’tile	perf.	of six	avg.	avg.	q’tile

Financial Performance Measures (%)
Five-year total shareholder return (TSR)	18.9	4	20.1	12.0	1	12.9	6	16.3	9.6	2	18.9	4	20.1	12.0	1
Diluted earnings per share (EPS) growth	28.5	2	22.2	1.8	1	28.4	5	64.9	14.0	2	15.7	4	12.5	3.3	2
Return on common shareholders’ equity (ROE)	19.4	2	18.3	16.1	2	16.4	5	15.8	16.4	3	16.2	3	15.1	15.9	2
Net economic profit (NEP) growth	59.6	2	58.2	4.1	2	91.8	3	2,997.0	45.0	2	36.6	5	612.3	6.8	2
Revenue growth	3.7	3	3.3	3.4	3	4.7	3	1.2	(1.9)	3	4.0	5	5.5	4.2	3
Expense-to-revenue ratio	64.1	2	67.0	62.9	3	65.7	3	67.3	60.0	3	64.8	2	67.1	62.2	3
Provision for credit losses as a % of average net loans and acceptances	(0.07)	2	0.10	0.57	1	0.30	2	0.39	0.95	1	0.34	1	0.51	0.92	1
Financial Condition Measures (%)
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	6.7	3	6.9	4.2	4	12.2	5	11.4	7.6	4	11.7	4	11.6	7.0	4
Cash and securities-to-total assets	25.8	6	30.5	39.4	3	29.1	6	31.4	38.2	3	26.2	6	29.5	38.1	3
Tier 1 Capital Ratio	9.81	4	10.40	8.40	1	9.55	6	10.20	8.75	1	9.03	6	9.37	8.36	1
Credit rating
Standard & Poor’s	AA-	1	AA-	A+	1	AA-	1	A+	A+	1	AA-	1	AA-	A+	1
Moody’s	Aa3	2	Aa3	Aa3	2	Aa3	2	Aa3	Aa3	2	Aa3	2	Aa3	Aa3	2

The Canadian bank peer group average is based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American bank peer group average is based on the performance of North America’s 15 largest banks, consisting of all banks in Canada and the United States having shareholders’ equity that is at least 75% as large as BMO’s. It includes the Canadian peer group except National Bank of Canada, as well as Bank of America
Corporation, Citigroup, J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company.
     Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks.
     For consistency with our peer groups, the non-interest expense-to-revenue ratios include amortization of goodwill for all banks for years prior to 2002 in the calculation of the five-year average.

Canadian Peer Group Comparison

BMO’s performance in 2004 improved from 2003 on 7 of our 11 key financial performance and condition measures and was unchanged on another, our credit rating. These measures are considered key because we monitor our performance on these measures relative to our Canadian peer group. The improvements follow our success in 2003 when we improved on all 11 measures.
     In 2004, our performance was better than the Canadian peer group average on 6 of 7 financial performance measures, compared with above-average performance on 4 measures in 2003. These strong results in 2004 saw our ranking improve on 5 of the 7 performance measures and remain unchanged on the 2 others.
     Improving productivity was again BMO’s top priority for 2004. Our expense-to-revenue ratio improved by 160 bps in 2004, after having improved 240 bps in 2003. Our ranking climbed from third to second among our Canadian peer group, after having improved from fourth to third in 2003. BMO’s cash productivity ratio (see page 26) improved 155 bps to 63.0% in 2004 and remained the second best of Canada’s major banks. In 2005, we are targeting a further 150 to 200 bps improvement in cash productivity.
     BMO’s provision for credit losses represented (7) bps of average net loans and acceptances, the second best of our Canadian peer group. The top-ranked bank in 2004 had a five-year average of 53 bps on this measure, compared with BMO’s industry-leading average of 34 bps. BMO’s performance on this measure in 2004 benefited from a reduction of $170 million in the general allowance for credit losses. Our specific provision for credit losses represented 4 bps of average net loans and acceptances in 2004.
     Our ranking improved on 2 of the 4 financial condition measures and was unchanged on the other 2. We were above average on 1 measure, average on a second and below average on 2 measures, the Tier 1 Capital Ratio and the cash and securities-to-total assets ratio. Both these ratios remain above our minimum targets.
     As explained on pages 16 and 24, our EPS growth target in 2005 is lower than our target for 2004 and performance in 2004 because we expect provisions for credit losses to increase from the unusually low levels of 2004. As such, certain of our growth performance measures and condition measures may be less robust than the strong performance achieved in 2004.
     Our 2004 performance was better than our five-year average performance on 7 of 10 measures (this comparison excludes the five-year TSR) and BMO’s five-year average performance improved on 8 of 11 measures relative to our five-year average of a year ago, while our credit rating remained unchanged. Our five-year average performance was better than the comparable Canadian peer group average on 4 of 7 financial performance measures.

North American Peer Group Comparison

Our rankings in the North American peer group were better in 2004 than a year ago. Our quartile ranking improved on 3 of the financial performance measures and was unchanged on the remaining 4. Our performance was better than average on 6 of 7 financial performance measures in 2004, compared with above-average performance on 5 measures in 2003. BMO’s quartile ranking was unchanged on the financial condition measures, as performance was better than average on 2 of 4 measures in 2004, consistent with 2003.
     Our five-year average performance was better than the North American peer group average on 5 of 7 performance measures.
     North American peer group performance in 2004 was affected by two of the largest companies recording multi-billion-dollar provisions for litigation and other settlement costs associated with certain high-profile insolvencies.

20	BMO Financial Group Annual Report 2004

Enterprise-Wide Strategy

Vision

To be the top-performing Canada-U.S. financial services company.

Enterprise Strategy
•	We will increase profits in our broad-based Canadian franchise and improve and selectively expand our U.S. franchise. In all of our businesses, we will build deep, lasting relationships with our clients by delivering exceptional service. We will consistently improve our productivity, as we provide superior value by focusing on what matters to the customer, by streamlining our processes and eliminating bureaucracy.
•	We will aggressively pursue growth opportunities where we already enjoy competitive advantages and/or the market is rapidly expanding or transforming.
•	In Canada, this means improving our position in the commercial market, gaining market share in the rapidly growing high net worth market and increasing our share of our clients’ investment banking business by delivering our full offering to our clients.
•	In the United States, this means growing organically and through acquisitions to be a leading player in the personal and commercial markets in which we compete and in the corporate mid-market and wealth management sectors in the Midwest. We will also capitalize on the fragmentation and growth of the wealth management market by expanding in selected areas across the country.

Rose M. Patten
Senior Executive Vice-President, Human Resources and Head, Office of Strategic Management

We will leverage our foundational strengths in executing our strategy:

•	Building a high-performance organization by effectively developing our people and their capabilities;
•	Developing, implementing and maintaining high-quality, low-cost business systems;
•	Applying our credit management expertise to find creative solutions for clients while maintaining our sound risk profile; and
•	Maintaining excellence in governance.

Progress in Relation to our 2004 Strategic Priorities

Cash productivity improved:
•	Our cash productivity ratio improved by 155 bps in 2004, driven by revenue growth and effective cost management.

Overall customer loyalty scores improved:
•	Personal customer loyalty scores improved, while commercial loyalty scores were stable. We will continue to implement significant initiatives to improve our sales and service capabilities, driving further improvements and narrowing the gaps relative to the market leaders.

We improved our U.S. operations:
•	U.S. segment net income improved US$67 million.
•	Chicagoland Banking opened nine new branches and continued to aggressively manage its cost structure.
•	Wealth management leveraged the unique services of Sullivan, Bruyette, Speros & Blayney and myCFO to expand the range of offerings to clients.
•	We achieved synergies by completing the integration of Gerard Klauer Mattison into the Investment Banking Group and the integration of Harris Nesbitt as a unified U.S. Investment and Corporate Banking operation.

We increased sales and our share of customer spending:
•	Revenue growth was 3.7%, third highest of Canada’s major banks.
•	In our U.S. operations – our critical growth engine – net income grew 26% in U.S. dollars.
•	We coordinated cross-group efforts to drive additional cross-selling between U.S. businesses by partnering sales forces, establishing referral targets and improving processes.

We selectively pursued further U.S. acquisitions:
•	We acquired New Lenox State Bank and Lakeland Community Bank, adding 10 branches.
•	We agreed to acquire Mercantile Bancorp, Inc. – adding 19 branches in a deal scheduled to close in early 2005.

We maintained our status as an employer of choice and progressed in creating a sustainable high-performance culture:
•	For the third year in a row, BMO was the only bank named a “Top 100 Employer” and the top-ranked Canadian firm in the “Training Top 100.”

What’s Next? Priorities for 2005

•	Achieve financial targets, with a particular focus on productivity.
•	Drive revenue growth by providing a superior client experience, earning a larger share of customers’ business.
•	Continue to improve U.S. performance.
•	Accelerate growth in the United States both organically and through acquisitions.
•	Grow net income in Canada through operational efficiency and improved market share, accelerating our growth in commercial banking and wealth management.
•	Build a high-performance organization by developing our people, living our values and being an employer of choice.
•	Maintain our world-class foundation of leading governance, sound risk management, productive systems and excellent after-sales service.

BMO Financial Group Annual Report 2004	21

Management’s Discussion and Analysis

Economic Developments

Canadian and U.S. Economic Developments in 2004

After slowing markedly in 2003 in response to a series of shocks, the Canadian economy strengthened in 2004. Consumer spending led the way, with declining interest rates fostering a pickup in personal loans. Demand for housing increased, boosting mortgage growth and residential construction. Business investment strengthened as rising commodity prices improved corporate profitability. Export growth rebounded unexpectedly in 2004 as strong U.S. demand more than offset the negative effects of a higher Canadian dollar. The strengthening economy reduced the unemployment rate in 2004, yet inflation stayed low. The Bank of Canada began raising overnight rates in September to forestall potential cost pressures as the excess capacity in the economy diminished.
     After accelerating in 2003, U.S. economic growth remained strong in 2004. Supported by low interest rates and reductions in personal income taxes, consumer spending moderated only slightly in the face of rising energy costs. Home sales remained brisk, hitting record highs in the spring and spurring strong demand for residential mortgages. Auto sales downshifted modestly from earlier highs, slowing the pace of personal lending. Business spending gathered momentum in 2004, with the export-oriented manufacturing sector benefiting from past weakness in the U.S. dollar. However, demand for business loans remained tepid as firms continued to finance spending from their cash flows and by accessing capital markets. Growing business confidence in the durability of the expansion has led to a pickup in employment. Although inflation remained tame in 2004, in the summer the Federal Reserve began raising overnight rates from 46-year lows to unwind some of the excessive monetary stimulus. Equity markets retained their sharp gains of the previous year, supporting BMO’s brokerage businesses and underwriting activity.

Economic Outlook for 2005

The Canadian economy is expected to grow at a moderate pace in 2005. Personal spending will continue to benefit from historically low, albeit rising, interest rates. Business investment should gather strength amid strong corporate profitability and increased confidence in the economic expansion. However, export growth will slow in response to the higher Canadian dollar. Interest rates should continue to rise gradually toward more normal levels, while the Canadian dollar is projected to strengthen further early in fiscal 2005 but pull back in the second half of the year when commodity prices are expected to moderate. The economic expansion should support growth in residential mortgages, personal loans and business lending. The improved economic climate should stimulate fee-based investment banking activity.

     The U.S. economy is projected to grow strongly in 2005, led by business investment in productivity-enhancing capital equipment. However, the growth rate will moderate from the rapid pace of 2004 because of past increases in energy costs and waning support from monetary and fiscal policies. Housing market activity should cool down as rising interest rates reduce affordability, thereby lessening demand for residential mortgages. Conversely, continued strength in capital spending should stimulate demand for business loans. Interest rates will likely continue to increase gradually in 2005 as the Federal Reserve reduces the monetary stimulus in the economy.

22	BMO Financial Group Annual Report 2004

Value Measures

Highlights
•	We met or surpassed all of our performance targets in 2004.
•	Total Shareholder Return (TSR) – BMO investors have earned an average annual TSR of 18.9% over the past five years and earned 20.0% in 2004.
•	Earnings per Share (EPS) Growth – EPS increased 29% in 2004 to a record $4.42, following a 28% increase in the prior year.

•	Return on Equity (ROE) – BMO’s ROE was 19.4% in 2004, the highest since 1978, and BMO is the only major bank in North America to earn an ROE of more than 13% for 15 consecutive years.
•	Net Economic Profit (NEP) – All operating groups contributed to our highest-ever NEP, with NEP in Private Client Group and Investment Banking Group growing strongly.
•	The quarterly dividend on our common shares was raised twice during the year, increasing by a total of 26% from a year ago.

Total Shareholder Return

BMO’s governing objective is to maximize the total return to our shareholders and generate, over time, first-quartile total shareholder return (TSR) relative to our Canadian and North American peer groups.
     The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our governing objective of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 18.9% on their investment in BMO’s common shares. This compares favourably with an average annual return for the S&P/TSX Composite Total Return Index of 5.8% over the same period and was above the return for the S&P/TSX Financial Services Total Return Index of 18.1%. Dividends paid over the period and appreciation in BMO’s share price are outlined in the table below. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2000 would have been worth $2,376 at October 31, 2004, assuming reinvestment of dividends, for a total return of 138%. Dividends paid over the five years have increased at an average annual rate of 10%. In 2004, the quarterly dividend on our common shares was raised twice, increasing by a total of 26% from the fourth quarter of 2003.
     The average annual TSR of 18.9% for this most recent five-year period was up appreciably from the 12.9% average annual return for the five years ended October 31, 2003. The averages are affected by the yearly TSRs included in the calculations. The improvement reflected the removal of the negative 7.4% yearly return earned in 1999 from the averaging calculation and its replacement with the 20.0% return earned this year.

The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

     The 20.0% TSR earned in fiscal 2004 compared favourably with the 16.1% return of the S&P/TSX Composite Total Return Index. Our one-year TSR was slightly below the S&P/TSX Financial Services Total Return Index.
     Pages 18 and 20 provide further comment on shareholder return and include peer group comparisons.

Total Shareholder Return

For the year ended October 31	2004	2003	2002	2001	2000	Five-year CAGR (1)

Closing market price per common share ($)	57.55	49.33	38.10	33.86	35.25	15.2%
Dividends paid ($ per share)	1.50	1.29	1.18	1.09	0.99	10.1%
Dividends paid (%)	3.0	3.4	3.5	3.1	3.5
Increase (decrease) in share price (%)	16.7	29.5	12.5	(3.9)	24.4
Total annual shareholder return (%) (2)	20.0	33.4	16.2	(1.2)	29.0

(1)	Compound annual growth rate (CAGR).
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

BMO Financial Group Annual Report 2004	23

Management’s Discussion and Analysis

Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
     EPS was a record $4.42, up 29% from a then-record $3.44 in 2003. Cash EPS was $4.57, up 27% from $3.59 a year ago. EPS growth exceeded our annual target of 10% to 15%. Excluding a $170 million reduction of the general allowance for credit losses in 2004, EPS rose 22% to $4.21. In 2005, we are targeting EPS growth of 3% to 8% from this base of $4.21, excluding any change in the general allowance. Our EPS growth target for 2005 is lower than both our 2004 growth target and 2004 performance because we expect provisions for credit losses to increase in 2005 from unusually low levels in 2004 as new provisions, recoveries and reversals are anticipated to return to more normal levels. Our targets for 2005 have also been established in the context of our expectations for the economy, as set out in our economic outlook for 2005, which is outlined on page 22.
     Our five-year compound average annual EPS growth rate was 13.6%, above our medium-term financial objective of 10%, as EPS increased to $4.42 in 2004 from $2.34 in 1999. Improved credit performance in 2003 and 2004 were significant contributors to high average annual EPS growth.
     Net income was $2,351 million, up 29% from $1,825 million a year ago. The $526 million increase in net income was largely attributable to a $558 million ($363 million after tax) improvement in credit performance, which represented approximately two-thirds of the 29% increase in net income, and to strong operating group results. All three client operating groups improved their productivity and earned record net income in 2004. Personal and Commercial Client Group net income rose $66 million or 7% from a year ago, as strong volume growth more than offset the impact of reduced card fees and lower net interest margin in the competitive low interest rate environment. Private Client Group net income was up $87 million or 60%, and Investment Banking Group net income rose $135 million or 19%. Both groups benefited from the more favourable capital markets environment, particularly in the first half of the year. Earnings in Corporate Support rose $238 million, as the benefits of BMO’s improved credit performance are largely reflected in results of Corporate Support under our expected loss provisioning methodology, which is explained in the Corporate Support section on page 49.
     Revenue on a taxable equivalent basis, which is explained on pages 26 and 28, increased $341 million or 4% to $9,612 million. Revenue grew in each of our three client operating groups, with Personal and Commercial Client Group growing 2%, and Investment Banking Group and Private Client Group both growing 7%. Personal and Commercial Client Group revenue rose on higher volumes and the inclusion of businesses acquired in the United States, partially offset by the impact of lower net interest margins and lower card fees. Private Client Group revenue growth was due

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would lower EPS, and is more fully explained in Note 22 on page 115 of the financial statements.

to higher commission and fee-based revenues, driven by successful revenue-generating initiatives and improved market fundamentals. Investment Banking Group revenue growth was attributable to higher securities trading commissions, underwriting fees, net gains on investment securities and the inclusion of revenues from Harris Nesbitt Gerard. Corporate Support revenue decreased largely due to lower net investment earnings in the low interest rate environment. Revenue was reduced $243 million by the weaker U.S. dollar. Revenue is discussed further on page 28.

     There was a net recovery of credit losses of $103 million, consisting of $67 million of specific provisions and a $170 million reduction of the general allowance for credit losses. A year ago, results reflected a specific provision of $455 million with no change in the general allowance. The lower provision was attributable to improved credit performance experienced over the year. The provision for credit losses is discussed further on page 31.
     Non-interest expense increased $70 million or 1% to $6,157 million, reflecting effective cost management. Expenses were also affected by higher performance-based compensation costs and the impact of acquired businesses, partially offset by the impact of the weaker U.S. dollar. Non-interest expense is discussed further on page 32.

24	BMO Financial Group Annual Report 2004

Return on Equity

Return on equity (ROE) is another key value measure. We achieved an ROE of 19.4% in 2004, up from 16.4% in 2003. BMO has now generated an ROE of more than 13% in each of the past 15 years, and is the only major North American bank to meet this test of earnings consistency. The 19.4% return was above our annual target of 16% to 18% because of higher net income earned in the year. The return in 2004 was also higher than our medium-term financial objective of 18% to 19% ROE, over time.
     Table 3 on page 71 contains ROE statistics for the past 10 years. Pages 18 and 20 provide further comment on ROE and include peer group comparisons.

Return on common shareholders’ equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, net unrealized foreign exchange gain (loss) and retained earnings.

Net Economic Profit Growth

The last of our four key value measures is net economic profit (NEP) growth. NEP increased 60% to $1,123 million, as cash net income was substantially higher in 2004 than in the previous year. The solid growth of NEP in 2004 follows growth of 92% in 2003. All three client operating groups contributed to the growth. Slightly more than half of BMO’s NEP was attributable to Personal and Commercial Client Group. Investment Banking Group’s NEP almost doubled from 2003 and Private Client Group contributed more than $100 million of NEP, compared with $7 million in 2003.
     Pages 18 and 20 provide further comment on NEP growth and include peer group comparisons.

Net economic profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure. See page 26.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2004	2003	2002	2001	2000

Net income available to common shareholders	2,275	1,743	1,338	1,391	1,756
After-tax impact of the amortization of goodwill and other valuation intangibles	78	79	75	101	74

Cash net income available to common shareholders	2,353	1,822	1,413	1,492	1,830
Charge for capital*	(1,230)	(1,119)	(1,045)	(1,059)	(1,067)

Net economic profit	1,123	703	368	433	763

Net economic profit growth (%)	60	92	(15)	(43)	90
*Charge for capital
Average common shareholders’ equity	11,720	10,646	9,973	10,100	9,745
Cost of capital (%)	10.5	10.5	10.5	10.5	11.0

Charge for capital	(1,230)	(1,119)	(1,045)	(1,059)	(1,067)

BMO Financial Group Annual Report 2004	25

Management’s Discussion and Analysis

2004 Financial Performance Review

This section provides a review of our enterprise financial performance for 2004 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 83. A summary of our enterprise financial performance for 2003 is outlined on page 34. A review of our operating groups strategies, achievements and performance follows the enterprise review.

Highlights
•	Revenue increased $341 million or 3.7% in 2004 and was higher in each of our client operating groups.
•	Revenue growth was attributable to improved volumes in both Personal and Commercial Client Group and Private Client Group, and to net gains on investment securities and higher underwriting and commission revenue in Investment Banking Group.

•	The provision for credit losses improved by $558 million. Specific provisions for credit losses fell by $388 million and there was a $170 million decrease in the general allowance. The improvement was attributable to favourable credit conditions and effective loan realization practices.
•	Non-interest expense increased at a relatively modest 1.1% in 2004, consistent with the 0.9% increase in 2003 and reflective of our focus on productivity.
•	The expense-to-revenue ratio (or productivity ratio) improved by 160 basis points to 64.1%. The cash productivity ratio improved by 155 basis points to 63.0%.

Non-GAAP Measures

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
     Cash earnings and productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach.
     Net economic profit is another non-GAAP measure. It represents cash earnings available to common shareholders less a charge for capital, and is considered an effective measure of added economic value.

GAAP and Related Non-GAAP Measures Used in the MD&A
($ millions, except as noted)

	2004	2003	2002

Net interest income per financial statements (a)	4,922	4,899	4,829
Non-interest revenue	4,551	4,220	3,924

Revenue per financial statements (b)	9,473	9,119	8,753

Taxable equivalent basis (teb) adjustment (c) (see page 28)	139	152	106

Net interest income (teb) (a+c) (d) (1)	5,061	5,051	4,935
Non-interest revenue	4,551	4,220	3,924

Revenue (teb) (e) (1)	9,612	9,271	8,859

Provision for income taxes per financial statements	1,008	688	424
Taxable equivalent basis adjustment	139	152	106

Provision for income taxes (teb) (1)	1,147	840	530

Non-interest expense (f)	6,157	6,087	6,030
Amortization of intangible assets	(104)	(105)	(87)

Cash-based expense (g) (1)	6,053	5,982	5,943

Net income	2,351	1,825	1,417
Amortization of intangible assets (net of tax)	78	79	75

Cash net income (1)	2,429	1,904	1,492
Preferred share dividends	(76)	(82)	(79)
Charge for capital (1)	(1,230)	(1,119)	(1,045)

Net economic profit (1)	1,123	703	368

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	65.0	66.7	68.9
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	64.1	65.7	68.1
Cash non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	63.0	64.5	67.1
Net interest margin annualized (%) ((a / average assets) x 100)	1.82	1.86	1.95
Net interest margin (teb) annualized (1) (%) ((d / average assets) x 100)	1.88	1.91	1.99
EPS (uses net income) ($)	4.42	3.44	2.68
Cash EPS (1) (uses cash net income) ($)	4.57	3.59	2.83

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.

26	BMO Financial Group Annual Report 2004

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2004 and 2003 were lowered relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2004, 2003 and 2002 and the impact of lower rates.
     At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of rate fluctuations within a single quarter, but the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year.
     Each one-cent decrease (increase) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, decreases (increases) BMO’s quarterly earnings by approximately $1 million before income taxes, in the absence of hedging activity.
     The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount

Effects of the Lower Canadian/U.S. Dollar Exchange Rate on BMO’s Results
($ millions, except as noted)

	2004	2003

Canadian/U.S. dollar exchange rate (average)
2004	1.313
2003	1.435	1.435
2002		1.571
Reduced revenues	(243)	(264)
Reduced expenses	177	181
Reduced provision for credit losses	11	27
Reduced income taxes	15	11

Reduced net income before hedging gains	(40)	(45)
Hedging gains	8	18
Income taxes thereon	(3)	(6)

Reduced net income	(35)	(33)

of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of currency fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 33.

Acquired Businesses

BMO Financial Group has selectively acquired a number of businesses in advancing our Canada-U.S. growth strategy. These acquisitions have incremental effects on revenue and expenses that affect the year-over-year comparison of operating results. The adjacent table outlines acquisitions by operating group that had an incremental effect on BMO’s revenue, expenses and net income for 2004 relative to 2003, and for 2003 relative to 2002, to assist in analyzing changes in results.
     For acquisitions completed in fiscal 2004, the incremental effects are the revenues and expenses of those businesses that are included in results in fiscal 2004. For acquisitions that were completed in fiscal 2003, the incremental effects on results in 2004 are the revenues and expenses of those businesses from the beginning of fiscal 2004 until the one-year anniversary of their respective dates of acquisition.
     For 2003 acquisitions, the incremental effects on results for 2003 relative to 2002 are the revenues and expenses of those businesses that are included in results in fiscal 2003, and for acquisitions that were completed in fiscal 2002, the incremental effects on results in 2003 are the revenues and expenses of those businesses from the beginning of fiscal 2003 until the one-year anniversary of their respective dates of acquisition.

Impact of Acquired Businesses on Year-over-Year Comparisons
($ millions)

		Increase (decrease) in:
				Net	Cash net
Business acquired		Revenue	Expense	income	income

Personal and Commercial Client Group
New Lenox State Bank
Acquired June 2004 for $314 million
Lakeland Community Bank
Acquired March 2004 for $49 million
Total purchases of $363 million
Incremental effects on results for:	2004	20	15	3	4

Private Client Group
Sullivan, Bruyette, Speros & Blayney Inc.
Acquired January 2003 for $20 million
Select assets of myCFO, Inc.
Acquired November 2002 for $61 million
Morgan Stanley Individual Investor
Group online accounts
Acquired May 2002 for $153 million
Northwestern Trust and
Investment Advisory Company
Acquired April 2002 for $19 million
CSFBdirect
Acquired February 2002 for $854 million
Total purchases of $1,107 million
Incremental effects on results for:	2004	2	4	(2)	(2)
	2003	105	154	(31)	(13)

Investment Banking Group
Gerard Klauer Mattison* Acquired July 2003 for $40 million Incremental effects on results for:	2004	69	87	(11)	(10)
	2003	17	26	(5)	(5)

BMO Financial Group
Purchases of $1,510 million Incremental effects on results for:	2004	91	106	(10)	(8)
	2003	122	180	(36)	(18)

*Renamed Harris Nesbitt Gerard

BMO Financial Group Annual Report 2004	27

Management’s Discussion and Analysis

Revenue

Revenue on a taxable equivalent basis (see page 26) rose $341 million or 3.7% in 2004 to $9,612 million, driven by growth in all operating groups. The weaker U.S. dollar lowered revenue growth in each of the operating groups and lowered BMO’s overall revenue growth by $243 million or 2.6 percentage points, while the incremental effects of acquired businesses added $91 million or 1.0 percentage points to revenue growth. The $341 million increase was almost entirely due to increased non-interest revenue, as higher net interest income in personal and commercial banking was largely offset by declines in Investment Banking Group and Private Client Group.
     BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb). The teb adjustments for fiscal 2004 totalled $139 million, down from $152 million a year ago.
     Personal and Commercial Client Group revenue rose on higher volumes and the inclusion of revenues from acquired businesses. These increases were partially offset by the impacts of lower net interest margins and lower card fees, including an adjustment related to rising reward redemption rates in our customer loyalty program. Private Client Group revenue also increased, as successful revenue-generating initiatives and improved market fundamentals drove higher commission and fee-based revenues. Investment Banking Group revenue rose due to higher securities trading commissions and underwriting fees as well as net investment securities gains, compared with net losses a year ago, and the inclusion of revenues from Harris Nesbitt Gerard.

Net Interest Income

Net interest income for the year was $5,061 million, an increase of $10 million from 2003. The benefits of volume growth in Personal and Commercial Client Group were partially offset by reduced net interest margin in the competitive low interest rate environment. Average assets of $270 billion were $6 billion or 2% higher than a year ago, as the group’s average assets increased $9 billion, while Investment Banking Group’s average assets fell $3 billion. The increase in assets occurred notwithstanding the lower Canadian/U.S. dollar exchange rate. Asset growth in Personal and Commercial Client Group was derived from robust residential mortgage markets and strong consumer and commercial loan growth in Canada and the United States. The decline in Investment Banking Group assets was primarily in interest-rate-sensitive businesses, in anticipation of rising interest rates, and in loan balances due to both weak corporate demand and the group’s strategy of exiting certain non-core relationships.

Taxable equivalent basis

Revenues reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons. The effect is disclosed on page 26 and in Table 7 on page 72.

Net interest income is comprised of earnings on assets such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities such as deposits. See page 26.

Net interest margin is the ratio of net interest income to average assets, expressed as a percentage or in basis points. See page 26.

Revenue ($ millions)

For the year ended October 31	2004	2003	2002	2001	2000

Net interest income (teb)	5,061	5,051	4,935	4,641	4,338
Year-over-year growth (%)	0.2	2.3	6.3	7.0	(1.8)
Non-interest revenue	4,551	4,220	3,924	4,222	4,326
Year-over-year growth (%)	7.8	7.6	(7.1)	(2.4)	23.2

Total revenue	9,612	9,271	8,859	8,863	8,664
Year-over-year growth (%)	3.7	4.7	–	2.3	9.3

Change in Net Interest Income, Average Assets and Net Interest Margin

	Net interest income (teb)				Average assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2004	2003	$	%	2004	2003	$	%	2004	2003	Change

P&C Canada	2,760	2,685	75	3	101,181	93,844	7,337	8	273	286	(13)
P&C United States	684	633	51	8	17,908	16,065	1,843	11	382	394	(12)

Personal and Commercial Client Group (P&C)	3,444	3,318	126	4	119,089	109,909	9,180	8	289	302	(13)
Private Client Group (PCG)	499	541	(42)	(8)	5,326	5,292	34	1	937	1,022	(85)
Investment Banking Group (IBG)	1,305	1,393	(88)	(6)	141,691	144,418	(2,727)	(2)	92	96	(4)
Corporate Support, including Technology and Solutions	(187)	(201)	14	7	3,686	4,347	(661)	(15)	nm	nm	nm

Total	5,061	5,051	10	–	269,792	263,966	5,826	2	188	191	(3)

nm – not meaningful

28	BMO Financial Group Annual Report 2004

     BMO’s overall net interest margin declined 3 basis points to 1.88%. Net interest margin was lower in all operating groups, as all were affected by the competitive low interest rate environment. The overall decline was limited by changes in asset mix related to the strong asset growth in Personal and Commercial Client Group, which has high net interest margins relative to Investment Banking Group. Personal and Commercial Client Group net interest margin was also affected in Canada by a shift in customer preferences toward our lower margin products and in the United States by the addition of lower-yielding assets.
     Private Client Group net interest income declined due primarily to the lower net interest margin earned in term investment products. The low interest rate environment has caused spread compression and softened customer demand. The group’s net interest margin is significantly higher than other groups, as the net interest margin calculation represents net interest income as a percentage of total assets. The group’s primary source of net interest income is term investment products, which are liabilities.
     Investment Banking Group net interest income fell because of lower corporate lending volumes, as well as compressed spreads in the group’s interest-rate-sensitive businesses associated with rising short-term interest rates that increased funding costs.

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, increased $331 million or 8% from 2003. The incremental effects of acquired businesses increased non-interest revenue by $91 million, while the impact of the weaker U.S. dollar reduced 2004 non-interest revenue by $123 million.
     Securities commissions and fees were up 18% and contributed about half of the overall increase in non-interest revenue. These fees consist largely of full-service and self-directed retail brokerage commissions within Private Client Group, which account for about three-quarters of the balance, and institutional equity trading commissions within Investment Banking Group. Fees increased in both operating groups, benefiting from higher equity market valuations and higher client trading volumes, particularly in the first half of 2004. The inclusion of Harris Nesbitt Gerard’s results for a full year was a significant component of the growth in Investment Banking Group revenue.
     Deposit and payment service charges, which represent income earned on both retail and commercial deposit accounts, declined $10 million due to lower income earned by Investment Banking Group.
     Lending fees rose $24 million, primarily within Investment Banking Group.
     Card fees fell $29 million, having been affected by $65 million of adjustments related to rising loyalty reward redemption rates. Otherwise card fees would have grown as they did in 2003 on higher levels of activity, driven in part by the continued success of our Mosaik MasterCard.
     Investment management and custodial fees were relatively unchanged, as they were affected by the weaker U.S. dollar.
     Mutual fund revenues increased $57 million or 18%, reflecting volume growth and improved equity market valuations.
     Securitization revenues decreased $67 million or 27% due to lower credit card loan securitizations and lower gains on sales. Securitization revenues are detailed in Note 7 on page 95 of the financial statements.

Non-Interest Revenue ($ millions)

				Change from 2003
For the year ended October 31	2004	2003	2002	$	%

Securities commissions and fees	1,055	894	813	161	18
Deposit and payment service charges	746	756	732	(10)	(1)
Trading revenues	200	275	209	(75)	(27)
Lending fees	317	293	306	24	8
Card fees	261	290	260	(29)	(10)
Investment management and custodial fees	307	303	314	4	1
Mutual fund revenues	378	321	309	57	18
Securitization revenues	177	244	329	(67)	(27)
Underwriting and advisory fees	343	268	228	75	28
Investment securities gains (losses)	175	(41)	(146)	216	+100
Foreign exchange, other than trading	177	160	151	17	11
Insurance income	139	124	105	15	12
Other	276	333	314	(57)	(17)

Total	4,551	4,220	3,924	331	8

BMO Financial Group Annual Report 2004	29

Management’s Discussion and Analysis

     Underwriting and advisory fees increased $75 million, primarily due to higher equity underwriting fees. Debt underwriting fees also rose strongly, while merger and acquisition fees were essentially unchanged from a year ago.
     Investment securities gains were $175 million, compared with net losses of $41 million in 2003. There were $63 million of write-downs in 2004, compared with $153 million in 2003. The gains in 2004 were offset in part by a $58 million reduction in net interest income related to losses on unwinding hedges associated with investment securities that were sold. Unrealized gains on investment securities declined $226 million to $86 million, partially due to realized gains in 2004.
     Foreign exchange, other than trading, rose due to more active markets and insurance income again showed strong growth, reflecting further increases in volumes.
     Other revenue decreased $53 million due to lower origination and other mortgage fees in U.S. personal and business banking and due to other sundry net reductions.
     Table 7 on page 72 provides further detail on revenue and revenue growth.

Trading-Related Revenues

Trading-related revenues are primarily dependent on the volume of activities undertaken for clients, who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits. While proprietary positions expose the organization to profit or loss, the positions and their risks are closely managed and profit or loss from these activities is generally not the most significant factor affecting the level of trading-related revenues.
     Revenues from trading-related activities totalled $472 million, compared with $508 million in 2003. Trading-related revenues included net interest income of $272 million and non-interest revenue of $200 million. The $36 million decrease in interest and non-interest trading revenues from 2003 was attributable to lower interest rate and other trading revenues. Interest rate trading revenues were affected by low volatility and associated declines in deal flow in 2004. Commodity derivatives trading revenues, which are included in other trading income, included revenue from the termination of positions with a counterparty in 2003. Equity and foreign exchange trading revenues increased. Equity trading was stronger as a result of improved volatility, particularly in the first half of the year, which improved trading opportunities. Growth in our equity trading business also contributed to the improvement in equity trading income. Foreign exchange revenues rose due to improved trading opportunities. The Market Risk section on page 62 provides further information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading Revenues
($ millions)

				Change from 2003
For the year ended October 31	2004	2003	2002	$	%

Interest rates	204	241	180	(37)	(15)
Foreign exchange	85	69	69	16	23
Equities	152	86	56	66	75
Other	31	112	86	(81)	(72)

Total	472	508	391	(36)	(7)

Reported as:
Net interest income	272	233	182	39	17
Non-interest revenue – trading revenues	200	275	209	(75)	(27)

Total	472	508	391	(36)	(7)

30	BMO Financial Group Annual Report 2004

Provision for Credit Losses

In 2004, our results included a net recovery of credit losses of $103 million. As outlined in the Provision for (Recovery of) Credit Losses table, the net recovery consisted of $67 million in specific provisions offset by a $170 million reduction in the general allowance. In 2003, there was a $455 million provision for credit losses, comprised entirely of specific provisions.
     As can be determined from the table, specific provisions for credit losses peaked in the 2001-2002 period, declining sharply in both 2003 and 2004. In 2004, specific provisions for credit losses declined to 4 basis points of average net loans and acceptances. This compares with a recent peak of 60 basis points in 2001 and an average of 34 basis points over the past five years. The recent improvement is attributable to favourable credit conditions, effective loan realization practices and a strong secondary market for loan sales.
     The most significant factor influencing the provision for credit losses is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the Changes in Gross Impaired Loans and Acceptances table. Formations peaked in 2001-2002 at approximately $2 billion in each of those years, declining sharply in 2003 and again in 2004 when they totalled $607 million. Partially as a result, new specific provisions declined to $510 million from levels exceeding $1 billion in 2001 and 2002.
     Another significant factor affecting the level of specific provisions is the amount of reductions arising from reversals of previous allowances and recoveries of prior write-offs. Favourable credit conditions, coupled with effective loan realization practices that include strong cash collections and loan sales, resulted in substantial reversals and recoveries during the past two years, as indicated in the table. In 2004, sales of gross non-performing loans totalled $440 million, with resulting reversals and recoveries totalling $71 million. In 2003, sales of non-performing loans totalled $288 million, with related reversals and recoveries totalling $23 million.
     Gross impaired loans and acceptances totalled $1,119 million in 2004, compared with $1,918 million a year earlier. Significant reductions occurred in the electric power generation, wholesale trade and communications sectors. At year-end, gross impaired loans as a percentage of equity and allowance for credit losses improved to 6.75% from 12.15% a year ago.
     At October 31, 2004, the allowance for credit losses totalled $1,308 million, compared with $1,791 million a year earlier. The decline was attributable to improved credit quality and lower levels of impaired loans and acceptances. The general allowance, which totalled $1,010 million at year-end, remains adequate, representing 74 basis points of risk-weighted assets. In addition, BMO uses credit default swaps to mitigate credit exposures; they totalled $830 million in 2004 and $323 million in 2003.
     BMO has no significant exposure to those industry sectors considered to be of most concern in today’s economy. These include the automotive, airline, electric power generation, forestry, and Canadian cattle farming and related sectors. Nonetheless, we remain attentive to those factors that could affect credit quality, including sustained high energy prices, the impact on export sectors of the sharp appreciation of the Canadian dollar relative to the U.S. dollar and the potential impact of rising interest rates.
     Credit risk management is discussed further on page 60. In addition, Tables 11 to 19 on pages 76 to 79 provide detailed loan and loan quality data.
     Looking forward, we expect the credit environment to remain strong in 2005, an outlook supported by low corporate default rates, low levels of impaired loan formations and an expectation of moderate to strong economic activity in North America. Accordingly, we expect the 2005 provision for credit losses to be $400 million or less, with the increase over the current year largely due to lower levels of reversals and recoveries.

Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2004	2003	2002	2001	2000

New specific provisions	510	846	1,063	1,023	458
Reversals of previous allowances	(312)	(303)	(175)	(103)	(124)
Recoveries of prior write-offs	(131)	(88)	(68)	(40)	(44)

Specific provisions for credit losses	67	455	820	880	290
Increase in (reduction of):
General allowance	(170)	–	–	100	110
Country risk allowance	–	–	–	–	(42)

Provision for (recovery of) credit losses	(103)	455	820	980	358

PCL as a % of average net loans and acceptances	(0.07)%	0.30%	0.56%	0.66%	0.25%

Changes in Gross Impaired Loans (GIL) and Acceptances
($ millions, except as noted)

	2004	2003	2002	2001	2000

GIL, beginning of year	1,918	2,337	2,014	1,501	1,092
Additions to impaired loans and acceptances	607	1,303	1,945	2,041	1,106
Reductions in impaired loans and acceptances	(936)	(1,156)	(738)	(830)	(446)
Write-offs	(470)	(566)	(884)	(698)	(251)

GIL, end of year	1,119	1,918	2,337	2,014	1,501

GIL as a % of gross loans and acceptances	0.71%	1.30%	1.54%	1.37%	1.04%

BMO Financial Group Annual Report 2004	31

Management’s Discussion and Analysis

Non-Interest Expense

Non-interest expense increased $70 million or 1.1% to $6,157 million. In 2003, non-interest expense had risen $57 million or 0.9%. The factors affecting the low levels of expense growth in the past two years are quite similar in nature and in their impact. The dollar and percentage changes in expenses by category are outlined in the Non-Interest Expense table. The factors contributing to the 1.1% increase in 2004 are set out in the Contribution to Non-Interest Expense Growth table.
     As explained on page 27, the incremental effects of businesses acquired in 2004 and 2003 increased expenses in 2004 relative to 2003 by $106 million (1.7%). As further explained on page 27, the lower Canadian/U.S. dollar exchange rate reduced costs in 2004 by $177 million (-2.8%). Higher performance-based compensation costs, associated with BMO’s 29% increase in net income, increased expenses by $90 million (1.4%), and higher pension costs increased expenses by $30 million (0.5%). Pension costs are included in other employee compensation in the Non-Interest Expense table. A change in accounting policy to capitalize costs of certain internally-developed software in 2004 reduced expenses by $47 million. That change, and more particularly, our focus on productivity, limited growth in other expenses to $21 million or 0.3%.

Productivity

The expense-to-revenue ratio (productivity ratio) improved 160 basis points to 64.1% in 2004. BMO’s overall ratio in any year is affected by the relative strength of the revenues in each operating group. The expense-to-revenue ratio of each group is typically quite different because of the nature of their businesses. In 2004, as in 2003, all operating groups increased revenues more than expenses, in both absolute and percentage terms. As a result, all operating groups again improved their expense-to-revenue ratios.
     Personal and Commercial Client Group is BMO’s largest operating group and its productivity ratio of 62.8% improved by 100 basis points from last year, due to volume-driven revenue growth in both Canada and the United States and controlled expense growth. The productivity improvement was mitigated by a $65 million adjustment to card fees, as explained on page 29. Excluding that adjustment, the productivity ratio improved 190 basis points.
     Private Client Group’s expense-to-revenue ratio was 81.1%, a 560 basis point improvement from a year ago. As in 2003, the improvement was reflected in significantly higher earnings. The group has been successful in reducing non-revenue-based costs, while revenue-generating initiatives and an overall improvement in market conditions led to higher revenues even though overall expenses declined.
     Investment Banking Group’s expense-to-revenue ratio improved by 100 basis points to 50.5%. The improvement was tempered by the inclusion of results of recently-acquired Harris Nesbitt Gerard and higher performance-based compensation associated with improved results.
     We improved our cash productivity ratio in 2004 by 155 basis points to 63.0%, achieving the organization’s top priority of improving this ratio by 150 to 200 basis points. Examples of

The expense-to-revenue ratio (or productivity ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis), expressed as a percentage. See page 26.

The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 26.

initiatives to enhance productivity are outlined in the 2004 Review of Operating Groups Performance that starts on page 35. We will continue to focus on improving productivity in 2005, and we are again targeting a 150 to 200 basis point improvement in cash productivity.

     Table 8 on page 73 provides further detail on expense and expense growth.

Non-Interest Expense ($ millions)

				Change from 2003
For the year ended October 31	2004	2003	2002	$	%

Performance-based compensation	1,148	1,058	941	90	8
Other employee compensation	2,484	2,520	2,462	(36)	(1)

Total employee compensation	3,632	3,578	3,403	54	2
Premises and equipment	1,252	1,264	1,280	(12)	(1)
Communications	138	162	173	(24)	(15)
Other	1,031	978	1,087	53	5
Amortization of intangible assets	104	105	87	(1)	(1)

Total	6,157	6,087	6,030	70	1

Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2004	2003	2002

Acquired businesses	1.7	3.0	5.5
Currency translation effect	(2.8)	(2.9)	0.6
Performance-based compensation	1.4	1.5	(0.3)
Pension expense	0.5	1.3	1.2
Other	0.3	(2.0)	(0.7)

Total non-interest expense growth	1.1	0.9	6.3

32	BMO Financial Group Annual Report 2004

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to income taxes, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 21 on page 114 of the financial statements.
     As explained on pages 26 and 28, BMO adjusts revenue to a taxable equivalent basis for analysis, with an offsetting adjustment to the provision for income taxes. As such, unless indicated otherwise, the provision for income taxes and associated tax rates are stated on a taxable equivalent basis in this MD&A.
     On a taxable equivalent basis, the provision for income taxes in the Consolidated Statement of Income was $1,147 million, compared with $840 million in 2003. The increase was attributable to higher net income before income taxes, a higher proportion of income from higher tax-rate jurisdictions and the recognition of proportionately lower tax benefits in 2004, as well as the impact on current income taxes of the Ontario income tax rate increase in the first quarter. These factors were partially offset by federal and Alberta income tax rate decreases. On a taxable equivalent basis, the effective tax rate was 32.2% in 2004 (31.7% excluding a $19 million future tax adjustment in the first quarter), compared with 30.8% in 2003. The components of variances between the effective and statutory Canadian tax rates are outlined in Note 21 on page 114 of the financial statements.
     Excluding any special adjustments, we estimate that the effective tax rate in 2005 will be 31% to 32% and consider that rate to be sustainable.
     BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of the net investment in U.S. operations are charged or credited to retained earnings, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on hedging activities incurs an income tax charge or credit in the current period, which is charged or credited to retained earnings; however, the associated unrealized gain or loss on the net investment in U.S. operations does not incur income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of fluctuations in exchange rates from period to period. The $710 million gain on hedging our net investment in U.S. operations in 2004 was subject to an income tax charge in retained earnings of $254 million. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 85 of the financial statements for further details.
     Table 8 on page 73 details the $1,717 million of total government levies and taxes incurred by BMO in 2004.

BMO Financial Group Annual Report 2004	33

Management’s Discussion and Analysis

2003 Financial Performance Review

Earnings

Earnings per share rose $0.76 to a then-record $3.44 in fiscal 2003 and net income increased $408 million or 29% to $1,825 million. Growth was driven by a lower provision for credit losses, business growth in all operating groups and lower net losses on investment securities.
     Return on equity was 16.4%, compared with 13.4% in 2002. The increase was due to higher net income in 2003.

Revenue

Revenue increased $412 million or 5% to $9,271 million in 2003, driven by a $116 million or 2% increase in net interest income and a $296 million or 8% increase in non-interest revenue. Revenue growth was increased 1.4 percentage points by the incremental effects of acquired businesses, but was lowered 3 percentage points by the impact of the weaker U.S. dollar. Our three client operating groups each had revenue growth of more than 4%. Personal and Commercial Client Group revenue rose on continued strong volume growth in both Canada and the United States, although the impact of U.S. growth was offset by the lower exchange rate. Canadian growth was primarily in the personal banking segment, where retail deposits, card services and residential mortgages were particularly strong. Private Client Group revenue rose on improving market fundamentals and stronger performance in direct and full-service investing and in investment products. Investment Banking Group revenue benefited from stronger income trust origination activity and higher trading revenue. There was a $71 million increase related to including taxable equivalent basis adjustments for dividend revenue in taxable equivalent basis revenue, while a $105 million reduction in net investment securities losses also contributed to BMO’s revenue increase.

Provision for Credit Losses

The provision for credit losses was $455 million in 2003, a decline of $365 million from $820 million in 2002, due to improved credit performance experienced in 2003. Provisions for credit losses in the then-troubled communications sector alone were $399 million in 2002, but declined to $7 million in 2003 due to the development of significantly fewer new problem loans and to proactive reductions in exposure to the sector.

Non-Interest Expense

Non-interest expense rose $57 million or 1% to $6,087 million in 2003. The expense-to-revenue ratio of 65.7% improved 240 basis points from 2002, as all operating groups improved their productivity ratios by increasing revenues more than expenses. The net increase in expenses was primarily attributable to higher employee compensation costs, due to higher performance-based compensation and higher pension costs, partially offset by reduced professional fees and travel costs. The incremental effects of businesses acquired in 2002 and 2003 increased expenses in 2003 by $180 million; however, the weaker U.S. dollar reduced costs in 2003 by $181 million; as such, these two factors offset each other.

Operating Groups Results

Personal and Commercial Client Group net income rose $130 million or 16% to $937 million in 2003. Revenue rose $262 million or 6% to $4,824 million, driven by strong volume growth in both Canadian and U.S. operations. Revenue was substantially unchanged in the United States as the effect of strong deposit and loan growth was offset by the impact of the lower Canadian/U.S. dollar exchange rate. Non-interest expenses increased $91 million or 3% to $3,075 million. In Canada, expenses increased as higher performance-based compensation, higher employee benefit costs and spending on initiatives to improve customer service more than offset the effects of initiatives to contain costs. Costs declined in the United States.
     Private Client Group net income increased $65 million or 82% to $144 million in 2003. Earnings growth was achieved primarily through effective cost containment initiatives implemented in response to challenging market conditions, along with moderate revenue growth. Revenue increased $113 million or 7% to $1,737 million, driven by acquired businesses and strategic initiatives. Excluding acquisitions, revenue on a comparable basis was up $8 million from 2002. Revenue growth was reduced 3 percentage points by the impact of the lower Canadian/U.S. dollar exchange rate. Non-interest expenses increased $15 million or 1% to $1,505 million due primarily to the incremental effects of acquired businesses. Excluding acquired businesses, non-interest expenses on a comparable basis were reduced $78 million or 5% due to cost management initiatives and the weaker U.S. dollar.
     Investment Banking Group net income increased $120 million or 20% to $721 million in 2003, driven by higher revenues as well as lower expenses. Revenue increased $110 million or 4% to $2,656 million. Revenue in 2003 was reduced $127 million by the weaker U.S. dollar; however, year-over-year revenue growth benefited from a $92 million reduction in net investment securities losses in 2003. Trading-related revenue was up $149 million, driven in part by higher commodities derivatives trading revenue from a gain on termination of certain positions with a counterparty. The change in determining taxable equivalent basis amounts contributed to revenue growth, while equity origination fees were also higher. The increases were partially offset by lower interest income due to the narrowing of spreads earned as higher-yielding assets matured, reflecting a flatter yield curve environment, and lower corporate lending volumes. Non-interest expenses of $1,369 million were $44 million or 3% lower than in 2002, despite the inclusion of expenses related to Harris Nesbitt Gerard. The weaker U.S. dollar reduced expenses by $51 million. Employee costs were down from the prior year because of reductions in performance-based compensation and staffing levels. Premises costs and other expenses were also lower.
     Corporate Support net income was $23 million, compared with a net loss of $70 million in 2002. The improvement was attributable to a $391 million decline in the provision for credit losses, partially offset by a $73 million decline in revenue and higher income taxes. There was lower revenue from our securitizations and investment portfolios. Expenses were substantially unchanged.

34	BMO Financial Group Annual Report 2004

2004 Review of Operating Groups Performance

William A. Downe
Deputy Chair, BMO Financial
Group Chief Executive Officer,
BMO Nesbitt Burns and Head,
Investment Banking Group

This section includes an analysis of our operating groups financial results and descriptions of their businesses, visions, strategies, strengths, challenges, achievements and outlooks.

Personal and Commercial Client Group (P&C)
(pages 36 to 41)
Net income was $1,003 million in 2004, an increase of $66 million or 7% from 2003.

Private Client Group (PCG) (pages 42 to 44)
Net income was $231 million in 2004, an increase of $87 million or 60% from 2003.

The basis of allocating results geographically and among operating groups is outlined in Note 23 in page 116 of the financial statements.

Investment Banking Group (IBG) (pages 45 to 47)
Net income was $856 million in 2004, an increase of $135 million or 19% from 2003.

Corporate Support, including Technology and Solutions (pages 48 to 49)
Net income was $261 million in 2004, compared with net income of $23 million in 2003.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location
($ millions, except as noted)

	Personal and Commercial			Private			Investment			Corporate Support, including Technology			Total
	Client Group			Client Group			Banking Group			and Solutions			Consolidated

For the year ended
October 31	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Operating Groups Contribution to BMO’s Performance (%)
Revenue	51.1	52.0	51.5	19.2	18.7	18.3	29.5	28.6	28.7	0.2	0.7	1.5	100	100	100
Expenses	50.1	50.5	49.5	24.4	24.7	24.7	23.2	22.5	23.4	2.3	2.3	2.4	100	100	100
Net income	42.7	51.3	57.0	9.8	7.9	5.6	36.4	39.5	42.4	11.1	1.3	(5.0)	100	100	100
Average assets	44.1	41.6	41.2	2.0	2.0	2.2	52.5	54.7	55.0	1.4	1.7	1.6	100	100	100

Total Revenue
Canada	3,964	3,911	3,662	1,280	1,154	1,126	1,388	1,178	875	8	(62)	(90)	6,640	6,181	5,573
United States	859	829	830	560	575	498	1,306	1,317	1,453	(75)	95	205	2,650	2,816	2,986
Other countries	91	84	70	10	8	–	138	161	218	83	21	12	322	274	300

Total	4,914	4,824	4,562	1,850	1,737	1,624	2,832	2,656	2,546	16	54	127	9,612	9,271	8,859

Total Expenses
Canada	2,445	2,441	2,332	916	868	889	649	638	641	69	45	60	4,079	3,992	3,922
United States	637	632	650	582	635	599	680	637	663	65	85	79	1,964	1,989	1,991
Other countries	2	2	2	2	2	2	101	94	109	9	8	4	114	106	117

Total	3,084	3,075	2,984	1,500	1,505	1,490	1,430	1,369	1,413	143	138	143	6,157	6,087	6,030

Net Income
Canada	815	772	660	239	180	143	455	342	128	184	11	(156)	1,693	1,305	775
United States	114	98	92	(15)	(42)	(62)	345	290	369	(8)	23	81	436	369	480
Other countries	74	67	55	7	6	(2)	56	89	104	85	(11)	5	222	151	162

Total	1,003	937	807	231	144	79	856	721	601	261	23	(70)	2,351	1,825	1,417

Average Assets
Canada	100,737	93,561	86,922	1,633	1,512	1,612	78,466	76,415	69,360	(3,530)	(4,091)	(5,282)	177,306	167,397	152,612
United States	17,908	16,065	14,892	3,684	3,751	3,759	40,001	48,431	51,306	7,165	8,387	9,150	68,758	76,634	79,107
Other countries	444	283	235	9	29	82	23,224	19,572	15,785	51	51	169	23,728	19,935	16,271

Total	119,089	109,909	102,049	5,326	5,292	5,453	141,691	144,418	136,451	3,686	4,347	4,037	269,792	263,966	247,990

BMO Financial Group Annual Report 2004	35

Management’s Discussion and Analysis

Personal and Commercial Client Group – Canada

Group Description

Personal and Commercial Client Group (P&C), working together with BMO’s other businesses, assists more than seven and a half million Canadians with their financial services needs. We offer a full range of products and services through almost 1,000 BMO Bank of Montreal traditional and instore branches, telephone banking, online banking at bmo.com, and our network of 2,000 automated banking machines.
     Our personal and commercial banking business is among the five largest in Canada, operating in a business environment that is increasingly competitive, particularly with the recent growth in the number of small players operating in niche segments.

Vision

Our goal is to be the only financial services provider our personal and commercial customers will ever need. We will reach this goal by providing exceptional transactional sales and service, and by delivering a buying experience that is proactive and advice-based. Our comprehensive and customized products and services will help our customers better manage all aspects of their financial affairs.

Robert W. Pearce
President and Chief Executive Officer,
Personal and Commercial Client Group – Canada

Strategies
•	Continue to improve customer loyalty in both the personal and commercial segments by proactively providing value-added products and services to customers.
•	Maintain market share in the increasingly competitive personal segment by providing competitive products and pricing, enhanced distribution capabilities and exceptional customer service.
•	Be a leading provider of financial services to the commercial marketplace by providing a full suite of products and services tailored to customer needs.

•	Further improve the alignment and capability of sales and service resources to better meet customers’ needs.
•	Continue to simplify sales and fulfilment processes to improve our customer experience, increase frontline capacity, and improve operational and sales effectiveness.

Our Lines of Business

Personal Banking provides solutions for customers’ everyday banking, financing, investing and insurance needs. We serve more than 20% of Canadian households. Our national, fully coordinated, multi-channel distribution system offers customers convenience and choice in where, when and how they do their banking. We offer a full array of services at competitive prices and an exclusive Air Miles rewards program.

Commercial Banking includes both business and commercial mid-market clients. We provide our business clients – independent businesses, small and medium-sized enterprises, and lower mid-market banking clients – with a full range of banking products and services. These include cash management, loans and deposits provided through our branches and direct banking channels. For our commercial mid-market clients, our specialized sales force delivers a full suite of integrated commercial and capital markets products and financial advisory services. Through Moneris Solutions, we provide merchants with credit and debit card transaction processing services.

Strengths
•	Top-tier organizational effectiveness supported by our sales and service delivery model, with competitive multi-channel distribution capabilities.
•	Solid customer data management capabilities and tailored offerings, including strong referrals both within the group and to Private Client Group and Investment Banking Group.
•	Sound technology platform facilitating efficient sales and service across all channels.
•	Ability to adapt to a challenging competitive environment through competitive pricing and continuous improvement to our services.
•	Strong employee engagement, with a large and effective sales force and disciplined sales and service management processes.
•	Superior risk management capabilities that utilize a consistent approach in all economic conditions.

Challenges
•	Customer alternatives are expanding due to a growing number of competitors and easier access to competitors’ products.
•	Traditional competitors are refocusing their strategies on personal and commercial banking.
•	Pressure on margins is increasing due to heightened price-based competition.
•	Regulatory bodies are introducing new governance requirements that place greater demands on our resources.

Key Performance Drivers (%)	2004	2003	2002

Deposit growth	9.1	8.1	21.4
Loan growth*	7.0	6.7	7.6
Cash productivity ratio	60.1	61.0	62.3
Revenue growth	1.5	7.1	2.6

*Includes acceptances and securitized loans

36	BMO Financial Group Annual Report 2004

2004 Objectives and Achievements

Continue to focus on revenue growth and improving operational efficiency, while building our distribution capabilities, in order to drive improvements in productivity. We set a target to improve our cash productivity ratio by 150 to 200 bps in 2004.
•	Revenue grew 1.5% and cash productivity improved by 90 bps. Revenue was reduced by a $65 million adjustment to credit card fees associated with rising reward redemption rates in our customer loyalty rewards program. Excluding that adjustment, revenue would have increased 3.1% and cash productivity would have improved by 190 bps.
•	Revenue growth was affected by lower margins, driven by the low interest rate environment and competitive pressures. However, our focus on increasing revenues resulted in strong balance sheet growth. Loans and acceptances, after adding back the effects of securitizations, increased $6.6 billion or 7.0% from 2003 and personal and commercial deposits grew $3.4 billion or 9.1%.

Improve customer loyalty in both the personal and commercial banking segments.
•	Our customer loyalty scores, as measured by independent research firms, improved in personal banking but were unchanged in commercial banking in 2004 after improving steadily since 1999. Our service teams are now better able to consistently address customer needs across all channels. This was accomplished with the help of our customer relationship management capabilities and Optimizer, the leading-edge workflow management tool we released to our personal banking sales and service staff in 2004.

Increase our business banking market share at a higher rate than our major competitors and reduce the gap relative to the market leader.(1)
•	We continued to rank second in business banking market share for business loans less than $5 million. However, our business banking market share decreased 45 bps to 19.15% and the gap relative to the leader increased. This is an important business that we are focused on continuing to develop.

Increase our personal banking market share relative to our major competitors.(1)
•	Personal banking market share decreased 20 bps to 13.19%. This was primarily due to a decline in market share in our personal loan segment, despite 7.8% loan growth.*

(1)	Year-over-year comparisons have been affected by competitor reclassifications in 2004.
*Includes securitized loans.

Other Achievements

During the year we created and enhanced various products:
•	A number of simple and easy-to-purchase insurance offerings, including accident and sickness, term life and commercial loan life insurance.
•	A new Canadian Tire®9 Commercial MasterCard for commercial customers.
•	Our Homeowner ReadiLine personal line of credit that provides customers with easier access to credit.

•	The attractiveness of our personal banking and credit card offerings with the introduction of our Mosaik WestJet Air Miles MasterCard. Gold card customers can deduct their $70 annual fee from their personal banking service charges.
•	A redesigned, fully integrated online banking web site to make online banking easier and faster for our customers. The new site provides a single point of entry and one convenient menu that lets customers conduct transactions, obtain product and rate information and access all our other online services.

What’s Next? Priorities for 2005

•	Continue to focus on revenue growth while building our distribution capabilities.
•	Improve our cash productivity ratio by at least 150 bps.
•	Improve customer loyalty in both the personal and commercial banking segments.

•	Maintain our personal banking market share and increase our business banking market share relative to our major competitors.
•	Introduce further enhancements to our sales and service delivery model to better meet the needs of our customers.

BMO Financial Group Annual Report 2004	37

Management’s Discussion and Analysis

Chicagoland Banking

Group Description
Chicagoland Banking serves personal and business clients with a full suite of financial products and services. We do this through an effective community banking model that emphasizes local knowledge and commitment. We strive to excel at customer service, supported by a premier network of convenient, attractive branches, an effective distribution network and disciplined sales management.

Vision
To be a top-tier U.S. Midwest personal and business bank by combining local community banking with the support and resources of a major North American financial services company.

Frank J. Techar
President and Chief Executive Officer, Harris Bankcorp

Strategies
•	Continue to improve our top-tier customer service, leading to deeper customer relationships.
•	Expand our distribution network by opening new branches and continuing to pursue attractive acquisitions in Illinois, surrounding states and other high-growth markets across the United States.

•	Improve productivity by increasing operational efficiency and optimizing our sales effectiveness.

Our Lines of Business

Chicagoland Banking offers a full range of consumer loan and deposit products, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other services.

Strengths
•	A rich heritage of more than 120 years in the Chicago area, with the established Harris brand and a strong customer service orientation.
•	168 premier branch locations in communities in the Chicago area.
•	Deep relationships with local communities, businesses and their leaders that have been forged over many years.
•	A community banking business model providing superior customer care, competitive product offerings and strong sales management and marketing capabilities.
•	Ability to leverage the capabilities and scale of BMO Financial Group.

Challenges
•	Slowing mortgage demand in a rising rate environment.
•	Continuing pressure on net interest margins.
•	New competitors aggressively entering our markets.
•	Limited availability of attractive acquisition targets and quality locations for expansion at a reasonable cost.

Key Performance Drivers	2004	2003	2002

Core deposit growth (%)	11	9	16
Loan growth (%)	19	25	26
Cash productivity ratio (%)	70.8	73.5	75.2
Number of branches	168	153	145

38	BMO Financial Group Annual Report 2004

2004 Objectives and Achievements

Improve our cash productivity ratio by 150 to 200 bps.
•	We exceeded our target, improving our cash productivity ratio by 270 bps.

Continue to target a US$1 billion increase in retail and small business loans.
•	Loans increased $1.9 billion or 19% from a year ago, based on the strength of consumer loan growth of 20% in a highly competitive market and small business loan growth of 16% in a soft market.

Migrate to a single commercial deposit processing system to simplify customer transaction processing.
•	In November 2003, we successfully implemented a single system that has allowed us to consolidate our back-office processes, provide improved functionality for customers and offer a common platform for all business markets.

Expand the reach of our branch banking franchise by adding 10 branch locations to our network, while also pursuing in-market and out-of-market acquisitions in contiguous states and/or other high-growth markets. We set a target of 165 locations at the end of fiscal 2004, growing to 200 by 2007.
•	We completed the acquisitions of Lakeland Community Bank, with two locations, and New Lenox State Bank, with eight locations. We opened nine new branches and closed four, increasing our Harris community banking network to 168 locations at the end of the year, surpassing our target. We also announced the acquisition of Mercantile Bancorp, Inc., located in northwest Indiana, which is anticipated to close in early 2005, adding another 19 locations.

What’s Next? Priorities for 2005
•	Improve our cash productivity by at least 150 bps.
•	Expand our branch network by opening five new branches and continuing to pursue acquisitions in Chicago, surrounding states and other high-growth markets. We are targeting 192 locations by the end of fiscal 2005, with a goal of 200 branches in Chicago by 2007.

•	Provide more seamless customer service and achieve cost efficiencies through the consolidation of our bank charter structure.

BMO Financial Group Annual Report 2004	39

Management’s Discussion and Analysis

U.S. Business Environment and Outlook

Chicagoland is unique among U.S. financial services markets, and remains one of the most fragmented, with more than 250 banks. Harris and the two other largest banks together hold approximately 30% of the market – unchanged from 1997. Chicago is the second-largest market in the United States; new banks continue to enter this market, and many others have begun to roll out significant branch expansions. Others are using unique distribution offers or are significantly increasing brand marketing in attempts to capture market share.
     Chicagoland is a hotly contested market because of the growth opportunities it presents. While the region has attracted some significant competitors, we are committed to defending our growing business, and therefore expect some margin pressure through the next year. In the longer term, competitive pressures should subside and profitability should improve. We expect the larger players to reap the benefits of these developments and we intend to be one of those players.
     We continue to expect the Chicagoland market to experience growth on par with the overall U.S. economy. Demand for consumer credit should continue to generate healthy profits and the banking needs of small business clients should increase with an expanding economy, growing in volume and complexity and creating new opportunities.
     In 2005, we will continue to put heavy emphasis on expanding in the Chicago area through a combination of organic growth and acquisitions. In addition, we will continue to improve our efficiency by streamlining operating platforms and reducing overhead costs. Finally, by building our business around enduring client relationships, we will continue to enhance our reputation as a high-quality, client-focused bank.

U.S. Operations Financial Results

Net income from U.S. operations represented 11% of total Personal and Commercial Client Group net income for the year, compared with 10% for fiscal 2003. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in our Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peers typically include similar businesses in their personal and commercial banking units. The table below shows the effects of including this U.S.-based mid-market business in Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $545 million ($574 million in 2003) of corporate mid-market revenue and $197 million ($215 million in 2003) of net income in U.S. results for the year.
     If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 26% of the group’s earnings in the year, compared with 11% as currently reported. Revenue, after including the U.S. mid-market banking unit, would be 26% of the group’s revenue, compared with 17% as currently reported. The non-interest expense-to-revenue ratio would be 59.8%, compared with the 62.8% currently reported.

Personal and Commercial Client Group adjusted
to include U.S.-Based Mid-Market Business
(Canadian $ in millions, except as noted)

				Change
				from 2003
For the year ended October 31	2004	2003	2002	$	%

Canada – revenue	4,055	3,995	3,732	60	1
United States – revenue	1,404	1,403	1,417	1	–

Total revenue (teb)	5,459	5,398	5,149	61	1

Canada – net income	889	839	715	50	6
United States – net income	311	313	288	(2)	–

Total net income	1,200	1,152	1,003	48	4

Canada – return on equity (%)	28.5	29.1	26.8		(0.6)
United States – return on equity (%)	17.3	13.8	11.5		3.5

Total return on equity (%)	24.4	22.4	19.5		2.0

Canada – non-interest expense-to-revenue ratio (%)	60.4	61.1	62.5		(0.7)
United States – non-interest expense-to-revenue ratio (%)	58.0	57.7	59.1		0.3

Total non-interest expense-to-revenue ratio (%)	59.8	60.2	61.6		(0.4)

40	BMO Financial Group Annual Report 2004

Canadian Business Environment and Outlook

The personal and commercial banking environment was challenging in 2004, with intense price competition, low interest rates and the continuing growth of non-traditional competitors. Historically-low interest rates, rising home prices and employment growth, however, supported strong home sales and consumer demand for mortgages throughout the year, improving on an already impressive performance in 2003. Commercial loan growth was lower than forecast, but commercial deposit growth was strong.
     Looking to 2005, demand for personal and commercial products and services is forecast to again grow at double the rate of GDP growth. We anticipate that short-term interest rates will rise over the course of the year. While this may provide some relief from spread compression on personal and commercial deposits, increased competition could offset this benefit. Personal deposits and mutual fund balances are expected to grow 5%, while market growth in residential mortgages and consumer loans is anticipated to moderate from 2004 levels but remain relatively strong at nearly 7%. Growth in commercial deposits is expected to be lower than in 2004, as business spending accelerates, but increased business investment should produce commercial loan growth of more than 5%.

Personal and Commercial Client Group Financial Results

Personal and Commercial Client Group net income rose $66 million to $1,003 million. The 7% increase was due to higher revenue, cost containment and a lower effective tax rate. Those factors were partially offset by the impact of lower net interest margin in the competitive low interest rate environment and by reduced card fees. Card fees were reduced by a $65 million ($42 million after tax) increase to the recorded liability associated with our customer loyalty rewards program due to rising reward redemption rates. Excluding this adjustment, net income rose $108 million or 12%.
     Revenue increased $90 million or 2%, driven by strong volume growth in both Canadian and U.S. operations. The growth rate was mitigated by a reduction in revenue of $82 million resulting from the lower Canadian/U.S. dollar exchange rate, the effect of lower net interest margin and the card fees adjustment. U.S. acquisitions contributed $20 million of incremental revenue in 2004. We continue to benefit from higher inter-group referrals and our focus on initiatives to improve our sales and service capabilities, thereby improving our customer experience. Both the Canadian and U.S. markets are, however, becoming increasingly competitive.
     In Canada, the commercial banking segment posted strong revenue gains resulting from loan growth and particularly strong deposit growth. In 2003, the commercial segment was affected by the SARS outbreak, the Ontario power outage, hurricanes and forest fires, and continues to be affected by a ban on beef exports. In the personal segment, strong volume growth was offset by lower net interest margins and reduced card fees. Residential mortgage revenues rose strongly, supported by Canada’s robust housing market, but strong volume growth in consumer loans and deposits was offset by the impact of lower net interest margins. In the United States, revenue growth was driven by robust consumer and small business loan growth.

Personal and Commercial Client Group
($ millions, except as noted)

Reported				Change from 2003
As at or for the year ended October 31	2004	2003	2002	$	%

Net interest income (teb)	3,444	3,318	3,099	126	4
Non-interest revenue	1,470	1,506	1,463	(36)	(2)

Total revenue (teb)	4,914	4,824	4,562	90	2
Provision for credit losses	302	301	280	1	–
Non-interest expense	3,084	3,075	2,984	9	–

Income before income taxes and non-controlling interest in subsidiaries	1,528	1,448	1,298	80	6
Income taxes (teb)	524	507	489	17	3
Non-controlling interest in subsidiaries	1	4	2	(3)	(75)

Net income	1,003	937	807	66	7

Amortization of intangible assets (after tax)	32	30	32	2	8

Cash net income	1,035	967	839	68	7

Net economic profit	581	515	406	66	13
Return on equity (%)	24.4	22.8	20.4		1.6
Cash return on equity (%)	25.3	23.5	21.2		1.8
Non-interest expense-to-revenue ratio (%)	62.8	63.8	65.4		(1.0)
Cash non-interest expense-to-revenue ratio (%)	62.0	63.1	64.7		(1.1)
Average net interest margin (%)	2.89	3.02	3.04		(0.13)
Average common equity	3,934	3,944	3,780	(10)	–
Average assets	119,089	109,909	102,049	9,180	8
Total risk-weighted assets	78,122	72,188	66,791	5,934	8
Average loans and acceptances	114,318	105,855	97,426	8,463	8
Average deposits	59,125	56,473	54,168	2,652	5
Assets under administration	10,955	11,295	14,452	(340)	(3)
Assets under management	–	–	371	–	–
Full-time equivalent staff	19,555	19,490	19,254	65	–

Net interest margin declined 13 basis points, falling comparably in both Canada and the United States as both were affected by the competitive low interest rate environment. In Canada, net interest margin was further reduced by a shift in customer preferences toward lower spread products, including residential mortgages, the popularity of our premium rate savings plans and borrowers switching to lines of credit. In the United States, in addition to the effect of the low interest rate environment, lower net interest margin was partly attributable to the addition of lower-yielding assets.

     Non-interest expense rose $9 million to $3,084 million. Expenses were reduced $58 million by the lower Canadian/U.S. dollar exchange rate. In Canada, higher employee-related costs and expenditures on certain initiatives were largely offset by the effects of a change in policy to capitalize certain costs of internally-developed software in 2004. In the United States, employee-related costs and acquisition and new branch opening costs were partially offset by the effects of the lower exchange rate. The group’s productivity ratio improved 100 basis points to 62.8%; however, excluding the card fees adjustment, the productivity ratio improved 190 bps.

BMO Financial Group Annual Report 2004	41

Management’s Discussion and Analysis

Private Client Group

Group Description

Private Client Group (PCG) brings together all of BMO Financial Group’s wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products.

Vision

To be a provider of leading wealth management solutions in select North American markets, helping our clients to accumulate, protect and grow their assets.

Gilles G. Ouellette
President and Chief Executive Officer, Private Client Group, BMO Financial Group and Deputy Chair, BMO Nesbitt Burns

Strategies
•	Deliver exceptional service and integrated wealth management solutions to our clients.
•	Grow organically by providing integrated services to BMO’s banking clients and leveraging its broad distribution network.

•	Invest selectively in businesses where we can create incremental value.
•	Drive continuous business optimization in support of sustainable productivity improvements.

Our Lines of Business

Full-Service Investing offers a full range of investing and wealth advisory services through BMO Nesbitt Burns. Our strategy is focused on providing our clients with the highest standard of customized advice.

North American Direct Investing operates as BMO InvestorLine in Canada and Harrisdirect in the United States, providing a self-guided investment experience for the informed long-term investor. We work with our partners in BMO Financial Group to enhance overall client relationships.

North American Private Banking offers integrated banking, trust and investment management services to high and ultra-high net worth clients in Canada and the United States. We use a client-driven model to deliver a complete range of financial products through an advisory approach.

Investment Products includes BMO Mutual Funds, Guardian Group of Funds, Harris Insight Funds and BMO Term Investments. We assist retail and commercial clients with investment and retirement planning by providing well-diversified investment products and solutions through multiple distribution channels. Investment Products also provides institutional money management services to external and internal clients through Jones Heward Investment Counsel and Harris Investment Management.

Strengths
•	Award-winning product offerings and industry-recognized leadership in client service.
•	Strategic foothold in selected high-growth wealth markets in the United States.
•	Access to BMO’s broad client base both in Canada and the United States.
•	Prestige, recognition and trust of the BMO, BMO Nesbitt Burns and Guardian brands in Canada and the Harris brand in the United States.

Challenges
•	Continuing to enhance our operational efficiencies in both Canada and the United States.
•	Improving profitability in U.S. businesses.
•	Sustaining revenue growth amid economic and political uncertainty that affects market conditions and investor confidence levels.

Key Performance Drivers	2004	2003	2002
Increase in assets under management (%) (1)	9.8	11.7	4.0
Increase in assets under management and administration and term deposits (%) (1) (2)	4.1	14.7	16.2
Direct brokerage average daily trades	21,518	18,367	14,046

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.
(2)	Excludes exit of sub-custodial assets having minimal revenue.

42	BMO Financial Group Annual Report 2004

2004 Objectives and Achievements

Pursue opportunities that focus on deepening client relationships and building momentum in the high-growth affluent market segment.
•	Award-winning leadership in client services:
•	BMO InvestorLine was ranked the top online brokerage for the fifth consecutive year by Watchfire GómezPro and was The Globe and Mail’s choice as best online broker for the third consecutive year.
•	Harrisdirect was rated the best in customer service by SmartMoney and was awarded a four-star rating in Barron’s annual online brokerage survey. In addition, Watchfire GómezPro rated Harrisdirect’s services in the top quartile for the fourth consecutive time.
•	BMO Harris Private Banking was selected Best Private Bank in Canada in Euromoney Magazine’s survey of private banking services.

Improve our cash productivity ratio by 150 to 200 bps.
•	Improved cash productivity ratio by 460 bps, driven by sustainable cost containment initiatives and revenue growth.
•	U.S. cash productivity ratio also improved by 460 bps.

Enhance our business model by continuing to improve productivity and invest in our high-growth wealth management businesses.
•	Streamlined operations, which contributed to net income growth of 60% and improved cash productivity.
•	Continued to optimize the Harrisdirect business model to maximize the benefits of future market improvements, while improving our ability to endure downturns in market cycles.

Focus on delivering the highest levels of service and integrated offerings to our clients by leveraging partnerships within PCG and across BMO Financial Group.
•	Built on the solid progress made in previous years by continuing to increase referral activity within PCG and between PCG and our retail partner, Personal and Commercial Client Group (P&C). Referral activity with P&C increased by nearly one-third over last year.
•	Integrated the unique service offerings of myCFO, Inc. and Sullivan, Bruyette, Speros & Blayney Inc. to further develop Harris Private Bank as a provider of comprehensive wealth management solutions.

Other Achievements
•	The performance of our proprietary investment products exceeded the industry average.
•	Guardian Group of Funds mutual funds achieved a 12% average annual return on an asset-weighted basis for the three-year period ended October 31, 2004, compared with 5% for the Canadian mutual fund industry as a whole.
•	BMO Mutual Funds achieved the highest percentage growth in market share among the five largest Canadian banks over the past two years.

•	Established a Wealth Advisory practice within Full-Service Investing for clients with diverse individual and family financial management needs.
•	Increased ownership interest in Fullgoal Fund Management Company Ltd. to 27.8%, better positioning BMO to take advantage of growth opportunities in the Chinese investment market. Fullgoal is a creator and distributor of proprietary mutual fund products in China.

What’s Next? Priorities for 2005

•	Continue to enhance client offerings and deepen client relationships.
•	Optimize our business model through specific revenue-generating initiatives and ongoing expense management.

•	Continue to focus on the effectiveness of our sales force.
•	Improve our cash productivity ratio by at least 150 bps.

BMO Financial Group Annual Report 2004	43

Management’s Discussion and Analysis

Business Environment and Outlook

The investment climate was generally favourable in 2004; however, heightened investor uncertainty in the latter half of the year affected trading activity. As a result, the increased client trading activity experienced in the first half of the year was followed by a moderate decrease in the second half. Nevertheless, trading activity overall remained higher than in 2003. Increased managed asset balances drove strong fee-based revenue growth for the year, but the low interest rate environment affected both investor demand and the net interest margin on term investments.
     In 2005, GDP growth is anticipated to be 3.2% in Canada, a modest improvement over the 2004 growth rate. U.S. GDP is projected to grow 3.7%, a slightly slower pace than in 2004. The Federal Reserve started raising interest rates in 2004, but future increases should be quite gradual. It is anticipated that equity market values and activity levels will remain solid, which should translate into healthy client trading activity and relatively stable managed asset balances. Long-term demographic trends remain favourable for wealth management services. These trends should continue to drive improvements in the group’s results.

Private Client Group Financial Results

Private Client Group net income reached a record $231 million, an increase of $87 million over 2003. All four lines of business made solid contributions to earnings growth with higher non-interest revenue and the benefits of cost reduction initiatives. Net interest income declined, primarily due to lower net interest margin earned in term investment products.
     Cost reduction initiatives, combined with lower acquisition-related expenses, were significant contributors to the group’s net income growth rates of 60% in 2004 and 82% in 2003. Going forward, continuous business optimization is expected to provide additional expense reductions. However, future net income growth will depend primarily on increasing revenues.
     Revenue grew $113 million or 7% to $1,850 million. Commission and fee-based revenue growth across all the group’s businesses was driven by revenue-generating initiatives and an overall improvement in market conditions. Full-Service Investing and the mutual fund businesses experienced strong revenue growth. The prolonged low interest rate environment, which affected the net interest margin earned in term investment products, resulted in a decline in net interest income. The lower Canadian/U.S. dollar exchange rate reduced revenue growth by $48 million, particularly in the group’s direct investing and global private banking businesses.
     Non-interest expense decreased to $1,500 million. The small expense reduction contrasted favourably with growth of 13% in non-interest revenue, reflecting the group’s success in reducing non-revenue-based expenses. The group’s productivity ratio improved by 560 basis points from a year ago to 81.1%. The lower Canadian/U.S. dollar exchange rate reduced expenses by $53 million.

Private Client Group
($ millions, except as noted)

Reported				Change from 2003
As at or for the year ended October 31	2004	2003	2002	$	%

Net interest income (teb)	499	541	518	(42)	(8)
Non-interest revenue	1,351	1,196	1,106	155	13

Total revenue (teb)	1,850	1,737	1,624	113	7
Provision for credit losses	2	2	1	–	–
Non-interest expense	1,500	1,505	1,490	(5)	–

Income before income taxes and non-controlling interest in subsidiaries	348	230	133	118	52
Income taxes (teb)	117	86	54	31	38

Net income	231	144	79	87	60

Amortization of intangible assets (after tax)	43	47	43	(4)	(8)

Cash net income	274	191	122	83	43

Net economic profit	105	7	(23)	98	+ 100
Return on equity (%)	14.5	8.1	5.4		6.4
Cash return on equity (%)	17.3	10.9	8.7		6.4
Non-interest expense-
to-revenue ratio (%)	81.1	86.7	91.7		(5.6)
Cash non-interest
expense-to-revenue ratio (%)	77.7	82.3	88.2		(4.6)
Average net interest margin (%)	9.37	10.22	9.49		(0.85)
Average common equity	1,536	1,667	1,315	(131)	(8)
Average assets	5,326	5,292	5,453	34	1
Total risk-weighted assets	4,280	4,557	5,182	(277)	(6)
Average loans and acceptances	2,843	2,686	3,061	157	6
Average deposits	42,088	41,575	39,720	513	1
Assets under administration	156,650	170,255	160,210	(13,605)	(8)
Assets under management	79,939	75,900	74,981	4,039	5
Full-time equivalent staff	5,268	5,469	5,942	(201)	(4)

There was a net loss in U.S. operations of $15 million in 2004, an improvement of $27 million from 2003. Cash net income was $26 million. Revenue of $560 million decreased $15 million, but would have improved by $33 million if the Canadian/U.S. dollar exchange rate had remained unchanged. Successful revenue-generating initiatives, combined with an overall improvement in market conditions, drove the increase. Non-interest expense decreased $53 million, but would have remained relatively unchanged if the Canadian/U.S. dollar exchange rate had remained unchanged. Successful cost reduction initiatives offset higher revenue-based expenses and severance and other business optimization costs incurred in the fourth quarter. The U.S. operations’ productivity ratio improved by 670 basis points.

44	BMO Financial Group Annual Report 2004

Investment Banking Group

Group Description
Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, operating under the BMO Nesbitt Burns brand, our client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, operating under the Harris Nesbitt brand, we serve corporate and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia.

     We offer clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, corporate lending, securitization, cash management, foreign exchange and trade finance. The group also offers leading financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with industry-leading research, sales and trading services.

Vision
To be recognized by clients and shareholders as the best and most disciplined integrated North American investment and corporate bank in our markets.

Yvan J.P. Bourdeau
President and Chief Operating Officer,
BMO Nesbitt Burns

Strategies
•	Continue to reinforce our leading positions in Canada.
•	Accelerate growth in the United States.

•	Continuously improve the profitability of client relationships.

Our Lines of Business
Investment and Corporate Banking provides a full suite of financial products and services to our clients. Services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting. We also provide a full range of loan and debt products, balance sheet management solutions and cash management services.

Capital Markets provides integrated debt, currency, interest rate, credit and commodity solutions to targeted wholesale, commercial and retail clients. We also provide efficient funding and liquidity management to BMO Financial Group and its clients.

Securitization and Credit Investment Management offers issuers and investors products and services that use credit as a tool for asset management and funding alternatives.

Equity Division offers a comprehensive suite of Canadian equity products globally. These products are delivered through our top-tier research, sales and trading capabilities, and tailored to our clients’ needs. We continue to maintain and enhance our leadership position in Canada, while selectively expanding our product base in the United States.

The International line of business provides trade finance and risk mitigation services to North American corporate and commercial clients in support of their international business activities. We also offer a wide range of banking and other operating services to international and domestic financial institutions.

Merchant Banking operates through BMO Halyard Partners and BMO Equity Partners. We source, structure and finance private equity investments, primarily in North America.

Strengths
•	Well-established franchise with a leadership position in certain industries and products and a reputation for quality advice.
•	Top-tier Canadian equity research, sales and trading capabilities.
•	Largest presence of any Canadian investment and corporate bank in the U.S. Midwest.
•	Well-diversified product offerings that can enhance our clients’ balance sheets.

Challenges
•	Mature Canadian market.
•	Investment banking revenues increasingly tied to providing financing to corporate clients.
•	Improving our brand recognition outside the U.S. Midwest market.
•	Rising interest rates, the strengthening Canadian dollar and high crude oil prices negatively affecting economic growth.

Key Performance Drivers	2004	2003	2002

Equity value block trading ranking	#1	#1	#1
Equity research ranking (Brendan Wood International)	#1	#1	#1
Canadian securitization* ranking	#1	#1	#1

* Asset-backed commercial paper conduit outstandings as at September 30, 2004.

BMO Financial Group Annual Report 2004	45

2004 Objectives and Achievements

Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting, and securitization.
•	Participated in 374 Canadian corporate debt and equity transactions that raised $61 billion.
•	Advised on $10.6 billion of completed Canadian mergers and acquisitions.
•	Ranked Top Overall Research Team in the Brendan Wood International Survey of institutional investors for the 24th consecutive year, and ranked first for Overall Quality of Sales Service.
•	Canadian Securitization unit ranked first in market share of asset-backed commercial paper conduit outstandings.
•	Ranked first in Canadian equity block trading.

Continue a disciplined approach to capital and cost management, and improve our cash productivity ratio.
•	Improved our cash productivity ratio by 110 bps.
•	Improved our return on equity to 18.4% from 14.3%.

Accelerate growth through further integration of our U.S. operations, with a focus on increasing the proportion of fee-based revenue.
•	Expanded and upgraded IBG’s U.S. team through a number of key hires at senior levels, including head of Mergers and Acquisitions and head of U.S. Equity Capital Markets.
•	Aligned nationwide client relationship and product coverage with 10 priority industry sectors.

Deepen and broaden relationships with target clients by leveraging the full range of our cross-border capabilities, including enhancing our product offering through the full integration of Harris Nesbitt Gerard.
•	Completed the integration of Gerard Klauer Mattison into Harris Nesbitt, providing an enhanced integrated service offering.
•	Leveraged the cross-border capabilities of BMO Nesbitt Burns and Harris Nesbitt in all product areas to deliver unique, effective solutions to clients.

Other Achievements
•	Record net income in 2004.
•	First Canadian bank authorized to sell derivatives in China.

•	Expansion of the U.S. Securitization team with the addition of a team of term asset securitization specialists in Dallas.

What’s Next? Priorities for 2005

•	Improve client alignment to realize all revenue opportunities.
•	Optimize risk-taking to maximize returns.

•	Drive new product development.
•	Improve our cash productivity ratio by at least 150 bps.

46	BMO Financial Group Annual Report 2004

Business Environment and Outlook

Investment Banking Group operated in a robust investment climate in the first half of 2004. This resulted in strong equity and debt origination activity and improved commission revenues. An improving credit cycle also had a positive impact on results for the year. The markets softened somewhat in the second half of the year in response to rising interest rates, lower volatility, the strengthening Canadian dollar and record crude oil prices. Commercial and industrial loan demand continued to lag 2003 levels, particularly in the United States. In Canada, loan volume improved as business investment increased.
     Looking forward, further customer consolidation and new trading technologies are expected to continue to put downward pressure on Canadian equity trading commissions. Rising interest rates and a flatter yield curve are making it more difficult to maintain previous revenue levels in our interest-rate-sensitive businesses. The low interest rate environment of the past few years has prompted many companies to provide for many of their future borrowing requirements in advance, which is expected to cause a decrease in debt origination activities. Therefore a shift in revenue from fixed income to advisory and equity lines of business is expected.

Investment Banking Group Financial Results

Investment Banking Group net income rose $135 million to a record $856 million. The 19% improvement was attributable to higher revenue and a lower provision for credit losses.
     Revenue increased $176 million or 7%. There was a $189 million improvement in net investment securities gains, which was partially offset by $58 million of interest expense related to unwinding hedges associated with certain of the securities that were sold. The inclusion of Harris Nesbitt Gerard (HNG) results for the full year added $69 million of revenue relative to a year ago. The lower Canadian/U.S dollar exchange rate reduced revenue by $124 million.
     Equity and debt underwriting fees rose strongly, while securities commissions and fees increased in line with the added revenue from HNG and stronger equity markets. Interest income was affected by lower corporate loan balances, due to weak demand and our strategy of exiting certain non-core relationships, and by compressed spreads in interest-rate-sensitive businesses, due to rising short-term interest rates. There was lower trading revenue, as commodity and interest rate trading revenue declined, while equity trading revenue increased. In 2003, commodity trading income included a gain on termination of a relationship with a counterparty.
     The provision for credit losses was reduced by $93 million due to an improved credit environment and a $39 million recovery on a loan that was previously written off. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Support is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP. However, IBG was credited with this recovery in 2004 because the loss on the loan in 2001 was not subject to our expected loss provisioning methodology at the time.

Investment Banking Group
($ millions, except as noted)

Reported				Change from 2003
As at or for the year ended October 31	2004	2003	2002	$	%

Net interest income (teb)	1,305	1,393	1,478	(88)	(6)
Non-interest revenue	1,527	1,263	1,068	264	21

Total revenue (teb)	2,832	2,656	2,546	176	7
Provision for credit losses	138	231	227	(93)	(40)
Non-interest expense	1,430	1,369	1,413	61	4

Income before income taxes and non-controlling interest in subsidiaries	1,264	1,056	906	208	20
Income taxes (teb)	408	335	305	73	21

Net income	856	721	601	135	19

Amortization of intangible assets (after tax)	3	(1)	1	4	+100

Cash net income	859	720	602	139	19

Net economic profit	347	178	5	169	95
Return on equity (%)	18.4	14.3	10.6		4.1
Cash return on equity (%)	18.4	14.3	10.6		4.1
Non-interest expense-to-revenue ratio (%)	50.5	51.5	55.5		(1.0)
Cash non-interest expense-to-revenue ratio (%)	50.4	51.5	55.5		(1.1)
Average net interest margin (%)	0.92	0.96	1.08		(0.04)
Average common equity	4,382	4,637	5,112	(255)	(5)
Average assets	141,691	144,418	136,451	(2,727)	(2)
Total risk-weighted assets	50,814	50,823	55,493	(9)	–
Average loans and acceptances	43,485	48,225	55,372	(4,740)	(10)
Average deposits	67,369	59,136	57,719	8,233	14
Assets under administration	58,026	71,098	71,833	(13,072)	(18)
Assets under management	18,761	20,013	20,283	(1,252)	(6)
Full-time equivalent staff	2,129	2,141	2,071	(12)	(1)

Non-interest expense increased $61 million or 4%. The increase was attributable to the $87 million incremental impact of the inclusion of HNG expenses and an increase in performance-based compensation associated with improved results. These factors were partially offset by the $58 million impact of the lower Canadian/U.S. dollar exchange rate.

     The group’s productivity ratio improved by 100 basis points to 50.5%, as revenue growth exceeded expense growth.
     Net income from U.S. operations represented 40% of IBG’s net income in 2004, consistent with a year ago. Our U.S. investment banking operations are primarily directed at mid-market corporations with revenues that range from US$50 million to US$1 billion. Such activities are often included in personal and commercial banking units by our North American peers. Pro-forma results, reflecting our U.S.-based mid-market business as part of Personal and Commercial Client Group, are included on page 40.

BMO Financial Group Annual Report 2004	47

Management’s Discussion and Analysis

Corporate Support, including Technology and Solutions

Technology and Solutions

Group Description

Technology and Solutions (T&S) manages and maintains information technology, processing, real estate and sourcing for BMO Financial Group. We provide governance in these four areas, focusing on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Vision

To be a top-tier service provider and a superior contributor to shareholder value for BMO Financial Group.

Lloyd F. Darlington
President and Chief Executive Officer,
Technology and Solutions

2004 Objectives and Achievements

Continue to realize improvements in productivity, standards, efficiency and year-over-year performance in alignment with BMO’s strategy.
•	In addition to the delivery of productivity-enhancing IT products and services to the enterprise as reported elsewhere in this MD&A, T&S:
•	Maintained high levels of service availability while reducing operating expenses by 3.2% from 2003.
•	Relocated a significant portion of our computer processing from Chicago to Toronto to reduce overall costs. Concurrent with this relocation, we announced plans to build a new computing centre in the city of Barrie, north of Toronto, that will provide 50% of our computing services. Initial processing will commence mid-2006 and the centre will be fully operational in 2008.
•	We continue to advance our professional IT standards by embedding internationally accepted standards such as ISO 9001, CMM/CMMI and ITIL into our practices. These standards complement each other and provide competitive service and products, resulting in comprehensive high-quality solutions.
•	We achieved recognition as a world-class information technology group in several industry-related programs and were the first Canadian financial institution to:
•	Achieve Level 4 certification in our development areas for the Software Engineering Institute Capability Maturity Model (SEI/CMM).
•	Acquire a specific ISO 9001 certification for project management in 2001. In 2004, our project management practice was successfully reassessed as ISO 9001 compliant.

What’s Next? Priorities for 2005
•	Continue to realize improvements in service quality and efficiency in alignment with BMO’s strategy.

48	BMO Financial Group Annual Report 2004

Corporate Support

Group Description

Corporate Support includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Our operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
     Operating results for Technology and Solutions (T&S) are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to the three client operating groups, and only minor amounts are retained in T&S results. As such, results in this section largely reflect Corporate Support activities.

Financial Results

Net income for the year was $261 million, compared with $23 million in 2003. The improvement was driven by a significantly lower provision for credit losses, as well as higher net gains on investment securities and foreign exchange translation, partially offset by lower net investment earnings in the sustained low interest rate environment and proportionately lower tax benefits in 2004.
     Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP. However, during the third quarter of 2004, Investment Banking Group was credited with a $39 million reduction in its provision for credit losses in respect of a recovery on a loan that was written off in 2001. The original specific provision for credit losses on this loan was charged to Investment Banking Group and was not subject to our expected loss provisioning methodology at the time.

Corporate Support, including Technology and Solutions
($ millions, except as noted)

Reported				Change from 2003
As at or for the year ended October 31	2004	2003	2002	$	%

Net interest income (teb)	(187)	(201)	(160)	14	7
Non-interest revenue	203	255	287	(52)	(20)

Total revenue (teb)	16	54	127	(38)	(69)
Provision for credit losses	(545)	(79)	312	(466)	(+100)
Non-interest expense	143	138	143	5	3

Income before income taxes and non-controlling interest in subsidiaries	418	(5)	(328)	423	+100
Income taxes (teb)	98	(88)	(318)	186	+100
Non-controlling interest	59	60	60	(1)	(2)

Net income	261	23	(70)	238	+100

Full-time equivalent staff	6,641	6,893	7,301	(252)	(4)

Financial Condition Review

Balance Sheet

Summary Balance Sheet
($ millions)

As at October 31	2004	2003	2002	2001	2000

Assets
Cash resources	18,045	19,860	19,305	17,656	18,508
Securities	50,472	54,790	43,715	37,676	46,463
Net loans and acceptances	156,248	146,156	149,596	144,765	142,447
Other assets	40,429	35,688	40,248	39,312	25,978

	265,194	256,494	252,864	239,409	233,396

Liabilities and Shareholders’ Equity
Deposits	175,190	171,551	161,838	154,290	156,697
Other liabilities	74,420	69,605	75,338	69,763	59,847
Subordinated debt	2,395	2,856	3,794	4,674	4,911
Shareholders’ equity	13,189	12,482	11,894	10,682	11,941

	265,194	256,494	252,864	239,409	233,396

Total assets increased $8.7 billion or 3% from last year to $265.2 billion at October 31, 2004, even though the weaker U.S. dollar reduced assets by $5.4 billion. There was a $10.1 billion increase in net loans and acceptances and a $4.7 billion increase in other assets. These were partially offset by a $4.3 billion reduction in securities and a $1.8 billion decline in cash resources.

BMO Financial Group Annual Report 2004	49

Management’s Discussion and Analysis

Securities
($ millions)

As at October 31	2004	2003	2002	2001	2000

Investment securities	15,017	19,660	21,271	21,470	24,469
Trading securities	35,444	35,119	22,427	16,200	21,994
Loan substitute securities	11	11	17	6	–

	50,472	54,790	43,715	37,676	46,463

Investment securities decreased $4.6 billion to $15.0 billion, due to a reduction in holdings of U.S. and Canadian government debt related to expectations of rising interest rates. Trading securities were relatively unchanged, as an increase in corporate debt securities related to growth in our credit derivatives business was offset by a decrease in equities due to reduced client activity. Note 3 on page 88 of the financial statements provides further details on securities.

Net Loans and Acceptances
($ millions)

As at October 31	2004	2003	2002	2001	2000

Residential mortgages	56,444	52,095	47,569	41,941	39,485
Consumer instalment and other personal loans	24,887	22,103	21,168	19,107	18,038
Credit cards	3,702	2,967	2,280	1,527	1,407
Businesses and governments	50,020	51,889	57,963	61,249	60,176
Acceptances	5,355	5,611	6,901	7,936	8,630
Securities purchased under resale agreements	17,148	13,276	15,664	14,954	16,308

Gross loans and acceptances	157,556	147,941	151,545	146,714	144,044
Allowance for credit losses	(1,308)	(1,785)	(1,949)	(1,949)	(1,597)

Net loans and acceptances	156,248	146,156	149,596	144,765	142,447

Net loans and acceptances increased $10.1 billion to $156.2 billion. Residential mortgages increased $4.3 billion, reflecting strong market demand in the low interest rate environment. Credit cards and consumer instalment and other personal loans increased $3.5 billion in total, also reflecting healthy personal lending markets. The portfolio remains well diversified, with a higher proportion of Canadian loans due to the growth in residential mortgages in Canada in 2004 and the impact of the lower Canadian/U.S. dollar exchange rate. Loans to businesses and governments and related acceptances decreased $2.1 billion, reflecting weak demand and the lower exchange rate. Securities purchased under resale agreements increased $3.9 billion, reflecting the rising interest rate environment. These instruments are very short-term loans, and increased partly due to reductions in longer-term instruments such as cash deposits with other banks and fixed income investments, which would likely lose more value if interest rates increased as expected.

     Table 11 on page 76 provides a comparative summary of loans by geographic location and product. Table 13 on page 77 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 31 and 60 and further details on loans are provided in Notes 4, 5 and 7 to the financial statements starting on page 91.

Other Assets

Other assets increased $4.7 billion to $40.4 billion, primarily due to higher values of derivative financial instruments, particularly in foreign exchange and commodity contracts. These contracts increased in value because of the sustained lowering of the

Canadian/U.S. dollar exchange rate and higher oil prices. These factors caused contract values to rise and the increase in volatility promoted greater client activity.

Deposits
($ millions)

As at October 31	2004	2003	2002	2001	2000

Banks	20,654	24,755	15,273	20,539	23,385
Businesses and governments	79,614	72,405	71,411	66,132	69,454
Individuals	74,922	74,391	75,154	67,619	63,858

	175,190	171,551	161,838	154,290	156,697

Deposits increased $3.6 billion to $175.2 billion, even though the weaker U.S. dollar reduced deposits by $5.1 billion. Deposits from businesses and governments, which account for 45% of total deposits, increased $7.2 billion and deposits from individuals, which account for 43% of total deposits, increased $0.5 billion. The increase in deposits was used to fund growth in loans. Deposits by banks, which account for 12% of total deposits, decreased $4.1 billion. The decrease reflects the reduction in cash resources and securities.

     Further details on the composition of deposits are provided in Note 14 on page 105 of the financial statements and in the Liquidity and Funding Risk section on page 64.

50	BMO Financial Group Annual Report 2004

Other Liabilities

Other liabilities increased $4.8 billion to $74.4 billion. Accounts payable, accrued interest and other items increased $2.2 billion. Derivative-related liabilities increased $3.3 billion due to the same factors that drove the increase in derivative-related assets. Securities sold under repurchase agreements decreased $2.9 billion, but there was a related $2.2 billion increase in securities sold but not yet purchased.

Subordinated Debt

Subordinated debt decreased $0.5 billion to $2.4 billion due to a $400 million redemption and the lower Canadian/U.S. dollar exchange rate.

Shareholders’ Equity

Shareholders’ equity increased $0.7 billion to $13.2 billion. The increase was largely related to higher retained earnings. The increase in retained earnings was curtailed by higher income taxes related to gains on hedging our net investment in foreign operations, principally our U.S. subsidiaries; this is discussed further in the Provision for Income Taxes section on page 33. As indicated below, we redeemed our $400 million Class B Series 3 preferred shares and replaced this capital with more cost-effective innovative Tier 1 capital, which is reflected as non-controlling interest in subsidiaries in other liabilities.
     BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 85 provides a summary of items that increase or reduce shareholders’ equity while Note 18 on page 108 provides details on the components of and changes in share capital. Details of our enterprise-wide capital management processes and strategies can be found below.

Enterprise-Wide Capital Management

Strategy and Approach

Our Capital Management Framework is designed to maintain an optimum level of capital in a cost-effective structure that: meets our target regulatory ratios; supports our internal assessments of required capital; results in targeted credit ratings; funds our selected operating group business strategies; and builds long-term shareholder value. Our approach includes establishing limits, goals and performance measures for management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible. These are approved by the Board of Directors pursuant to its annual review of our capital management policy and capital plan.
     At the consolidated enterprise level, our targeted capital levels are set in support of our risk appetite, while still satisfying regulatory and legal requirements. At the line of business level, performance measurement is assessed on allocated economic capital, which is based primarily on the assessment and measurement of capital at risk outlined on page 59. By allocating capital internally we ensure that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in high-return or strategic growth activities of our operating groups in order to meet or exceed established enterprise targets.
     Generally, BMO generates earnings that are sufficient to meet new capital requirements. As such, management’s primary challenge is achieving the most cost-effective capital structure, rather than procuring sufficient capital to fund expansion initiatives.
     Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors. BMO’s policy is to achieve a dividend payout ratio of 35% to 45% of net income available to shareholders, over time.

The Tier 1 Capital Ratio is our key measure of capital adequacy. It is defined as Tier 1 capital divided by risk-weighted assets.

Performance Review

Our common shareholders’ equity exceeded our assessment of required capital by $2.3 billion, an increase of $1.6 billion from a year ago. The increase was due to strong net income in 2004, lower economic capital requirements due to our position in the credit cycle, and refinements in the measurement of economic capital. The components of regulatory capital and the measures we monitor are outlined in Tables 20 and 21 on page 80.
     The Tier 1 Capital Ratio rose to 9.81% from 9.55% a year ago. Tier 1 capital, representing more permanent forms of capital, increased $1,134 million during the year to $13,471 million, as outlined in the table. Net income was the primary driver of this increase. At year-end, we had $2,485 million of excess Tier 1 capital relative to our minimum targeted Tier 1 Capital Ratio of 8.0%.
     Our Total Capital Ratio, which is defined as total capital divided by risk-weighted assets, declined to 11.31% from 12.09% a year ago. The decline related to an increase in risk-weighted assets and the requirement to deduct certain significant investments, effective in 2004, primarily related to our insurance subsidiaries. Both our Tier 1 and Total Capital Ratios remain well above the minimum regulatory targets established by our regulator of 7% and 10%, respectively.
     Risk-weighted assets increased $8.2 billion during the year to $137.3 billion, due primarily to strong mortgage and personal loan growth in Personal and Commercial Client Group in both Canada and the United States, as well as the acquisitions of New Lenox State Bank and Lakeland Community Bank in Illinois. In 2005, we anticipate continuing controlled growth in risk-weighted assets and redeployment of capital to strategically advantaged businesses.
     The assets-to-capital multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital. BMO’s assets-to-capital

BMO Financial Group Annual Report 2004	51

Management’s Discussion and Analysis

multiple increased to 17.0 from 16.4 in 2003, due primarily to an increase in assets. The multiple remains below the maximum permitted by our regulator.
     As part of our efforts to optimize our capital structure, we redeemed our $400 million issue of Class B Series 3 preferred shares due to the relatively high dividend rate and the non-tax-deductible nature of the dividend payment. We also issued $600 million of Trust Capital Securities – Series D (BOaTS) – which qualify as Tier 1 capital and pay interest that is not only tax-deductible but is at a lower rate than the non-tax-deductible dividend rate paid on the Series 3 shares.
     Dividends declared per common share in 2004 totalled $1.59, up from $1.34 in 2003. This represented a 35% payout ratio, which was at the lower end of our longer-range goal of paying out between 35% and 45% because of particularly strong earnings in 2004 due primarily to very favourable credit performance. BMO increased its quarterly dividend twice during the year, as the quarterly dividend rose to $0.44 per share in the fourth quarter, up 26% from $0.35 in the fourth quarter of 2003. At year-end, BMO common stock provided a 3.1% annual dividend yield based on its closing share price.
     On August 5, 2003, we announced our intention to repurchase for cancellation up to 15 million of our common shares. Under the program, which expired on August 6, 2004, 5,123,900 shares were repurchased at a total cost of $271 million. On August 6, 2004, BMO announced a new normal-course issuer bid, commencing August 10, 2004 and ending August 6, 2005, under which BMO may repurchase for cancellation up to a further 15 million common shares. In 2004, BMO repurchased a total of 6,220,500 common shares under our common share repurchase programs at a cost of $333 million.
     BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remained unchanged at AA-, the highest, along with two of our competitors, of the six major Canadian banks. Our rating, as measured by Moody’s senior debt ratings, was unchanged at Aa3, remaining slightly below only one of the six major Canadian banks. Both agencies maintained a stable ratings outlook during the year. These ratings represent a high-grade, high-quality rating.
     As outlined on page 57, on November 1, 2004, BMO will be required to consolidate certain customer securitization vehicles, referred to as multi-seller conduits, adding approximately $20.8 billion of assets. This will have the effect of increasing our assets-to-capital multiple on a pro-forma basis to 18.4 from 17.0. The Office of the Superintendent of Financial Institutions (OSFI) has agreed to provide relief from including such amounts in risk-weighted assets for the first two quarters of fiscal 2005, pending further consideration. If risk-weighted asset relief is not made permanent, we may restructure these vehicles.
     As explained in the Changes in Accounting Policies in 2005 section on page 57, we will be required to reclassify certain preferred shares as debt in 2005. OSFI has agreed that the reclassified shares may continue to be included in Tier 1 capital.
     As described on page 60 in the Enterprise-Wide Risk Management section of the MD&A, the Basel II framework has been finalized. In parallel with the process of developing the risk management models and systems to calculate regulatory capital, we will review our process for assessing overall capital adequacy in relation to our risk profile. This assessment will be subject to review by OSFI.

Tier 1 Capital
($ millions)

	2004	2003

Beginning of year	12,337	11,529
Net income	2,351	1,825
Dividends	(873)	(748)
Goodwill and excess intangible assets	(173)	213
Issuance of common shares	242	205
Repurchase of common shares	(333)	(12)
Other issues net of redemptions	195	–
Translation and other	(275)	(675)

End of year	13,471	12,337

Risk-Weighted Assets
($ millions)

	2004	2003

Beginning of year	129,163	131,078
Increases (decreases)
Personal and Commercial Client Group	5,934	5,397
Private Client Group	(277)	(625)
Investment Banking Group	(9)	(4,670)
Corporate Support	2,512	(2,017)

End of year	137,323	129,163

Outstanding Shares and Securities Convertible into Common Shares

		Dividends declared per share
	Number of shares
As of November 23, 2004	or dollar amount	2004	2003	2002

Common shares	501,309,373	$1.59	$1.34	$1.20
Class B Preferred Shares
Series 5	$200,000,000	$1.33	$1.33	$1.33
Convertible into common shares:
Class B Preferred Shares (1)
Series 4	$200,000,000	$1.20	$1.20	$1.20
Series 6	$250,000,000	$1.19	$1.19	$1.19
Series 10	$396,000,000	US$1.49	US$1.49	US$1.39
Stock options
– vested	20,743,510
– non-vested	9,347,638

(1)	Convertible preferred shares may be exchanged for common shares in future years on a pro-rata basis based on 95% of the average trading price of common shares for 20 days ending four days prior to the exchange date.
Note 18 on page 108 of the financial statements includes details on share capital.

52	BMO Financial Group Annual Report 2004

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The discussion that follows addresses the more significant types of off-balance sheet arrangements.

Credit Instruments

In order to meet the financing needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payment or meet other contractual requirements. We also engage in securities lending where we lend either our securities or our customers’ securities to third parties. This exposes us to credit risk as a result of the possibility of the third party not returning the securities as agreed. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
     There are a significant number of instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these agreements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
     The maximum amounts payable by BMO in relation to these instruments was approximately $100 billion as at October 31, 2004. However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 93 of the financial statements.

Derivatives

Derivative financial instruments are contracts that require the exchange of, or provide the opportunity to exchange, cash flows determined by applying certain rates, indices or changes therein to notional contract amounts.
     We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks. We may also take proprietary trading positions in various capital markets instruments and derivatives that, taken together, are designed to profit from anticipated changes in market factors. We also use derivatives as hedges of our own positions.

     We enter into derivatives contracts with many different counterparties. Information on the split between financial institutions and other counterparties, by derivative type, is disclosed on page 102 of the financial statements. The geographic locations in which our counterparties operate are detailed on page 101 of the financial statements.

     The amount that we are required to pay, if any, under a derivative contract depends on the nature of the derivative. For instance, if we enter into an interest rate swap that requires us to pay a fixed interest rate and the counterparty to pay a floating interest rate, the amount that we would be required to pay would depend on the difference between the fixed and floating rates. If the floating rate is higher than the fixed rate, the counterparty would be required to pay us the difference between the floating and fixed rates applied to the notional amount of the swap. However, if the fixed rate exceeds the floating rate, we would be required to pay the counterparty the difference.
     In most cases, we act as an intermediary. As a result, for each derivative liability we usually have an offsetting derivative asset. Therefore, at any point in time our net derivative assets, together with associated capital markets instruments, are not significant.
     Trading derivatives are fully recognized on our Consolidated Balance Sheet at their fair values. These trading derivatives represent over 95% of our total outstanding derivatives.
     Only our hedging derivatives represent off-balance sheet items, since these derivatives are not recorded at fair value on our Consolidated Balance Sheet. We follow accrual accounting for these derivatives, since they are expected to be highly effective in hedging certain risks associated with on-balance sheet financial instruments or future cash flows. Any ineffectiveness in a hedging derivative is recognized in income over the term of the derivative contract. The fair value of our hedging derivatives was an asset of $867 million and a liability of $462 million at October 31, 2004.

Variable Interest Entities (VIEs)

Customer Securitization Vehicles

Customer securitization vehicles (referred to as multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to liquidity in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. The customer continues to service the transferred assets and is first to absorb any losses on the assets. We earn fees for providing structuring advice related to the securitizations as well as administrative fees for supporting the ongoing operations of the vehicles. For the year ended October 31, 2004, these fees were approximately $96 million.

BMO Financial Group Annual Report 2004	53

Management’s Discussion and Analysis

     In general, investors in the commercial paper have recourse only to the assets of the related VIE, unless we have provided credit support for the investors or entered into a derivative transaction involving the VIE.

     We provide liquidity and credit support to these vehicles either through backstop liquidity facilities or in the form of letters of credit and other guarantees. The total contractual amount of this support was $27,019 million as at October 31, 2004, of which only $400 million related to credit support. None of these facilities were drawn upon as at year-end.
     Derivatives contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs recorded in our Consolidated Balance Sheet was a derivative asset of $52 million as at October 31, 2004.

Interests in Bank Securitization Vehicles

Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. BMO recognizes in income the gains on sales to the securitization vehicles as well as revenues paid to us for servicing the loans sold. The impact of securitization activities on our revenues and expenses is outlined in Note 7 on page 95 of the financial statements.
     BMO has retained interests in these off-balance sheet entities, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities to serve as a source of liquidity for the vehicle. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2004 were $39 million. In the event that there are defaults in the vehicles, retained interests may not be recoverable and would then be written down. During the year ended October 31, 2004, we wrote down retained interests in securitization vehicles by a total of $19 million.
     In addition to retained interests, BMO has deferred purchase price amounts of $143 million related to securitizations recorded in our Consolidated Balance Sheet. This represents the amount of gain on sales to securitization vehicles that has not been received in cash. Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 7 on page 95 of the financial statements.

     We also provide liquidity to our securitization vehicles in the form of standby letters of credit and guarantees for up to 75% of the asset value transferred. The total contractual amount of standby letters of credit and guarantees, which is included in other credit instruments in Note 5 on page 93 of the financial statements, was $3,750 million as at October 31, 2004. No amount was drawn upon at year-end.

Credit Investment Management Vehicles

Credit investment management vehicles provide investors with investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We earned investment management fees of $31 million in 2004 for managing these portfolios.
     We hold an interest in High Grade Structured Investment Vehicles (SIVs). Our exposure to loss relates to our investments to sponsor these vehicles as well as derivative contracts we have entered into with the vehicles. Our investment in SIVs was $128 million as at October 31, 2004 and was recorded as investment securities in our Consolidated Balance Sheet. The fair value of our derivative contracts outstanding with the SIVs as at October 31, 2004 was recorded in our Consolidated Balance Sheet as a derivative asset of $37 million. In order to ensure that these vehicles receive an investment grade rating, we provide liquidity support to the vehicles through standby letters of credit and/or commitments to extend credit. The total contractual amount of these standby letters of credit and commitments to extend credit as at October 31, 2004 was $200 million, which was included in other credit instruments in Note 5 on page 93 of the financial statements. No amounts were drawn upon at year-end.

Financial Instruments

As a financial institution, most of BMO’s balance sheet is comprised of financial instruments and the majority of our net income results from gains, losses, income and expenses related to financial instruments. As a result, this MD&A is largely concerned with how we use financial instruments to earn income and manage risks.
     Our use of financial instruments exposes us to credit and counterparty risk and various market risks, including equity price risk, interest rate risk and foreign currency risk.

A discussion of how we manage these and other risks as well as structural interest rate sensitivities can be found in the Enterprise-Wide Risk Management section on pages 58 to 67 of this MD&A

     Further information on how we determine the fair value of financial instruments is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section on the next page of the MD&A.

54	BMO Financial Group Annual Report 2004

Accounting Estimates and Policies

Critical Accounting Estimates

The Notes to our October 31, 2004 consolidated financial statements outline BMO’s significant accounting estimates. The accounting estimates discussed below are considered particularly important, as they require significant judgments by management. BMO has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates for determining the valuation of our assets and liabilities are appropriate.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of credit assets to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
     One of our key balance sheet measures is the provision for credit losses as a percentage of average net loans and acceptances (including securities purchased under resale agreements). Over the past 10 years, the ratio has ranged from a high of 0.66% in 2001 to the current low of (0.07%). This ratio varies based on changes in the economy and credit conditions. Our provision for credit losses would range from a provision of $1,030 million to a net recovery of $103 million if we applied these ratios to average net loans and acceptances (including securities purchased under resale agreements) in 2004. Our provision for credit losses recorded for the year ended October 31, 2004 was a net recovery of $103 million.
     Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on pages 60 and 61 as well as in Note 4 on page 93 of the financial statements.

Financial Instruments Measured at Fair Value

BMO records trading securities as well as trading derivatives at their fair value. Fair value represents our estimate of the proceeds we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties.

     BMO’s trading securities, derivative assets and derivative liabilities are valued as follows:

		Derivative financial
		instruments
	Trading
	securities	Asset	Liability

Valued using quoted market prices	98%	10%	16%
Valued using internal models*	2%	90%	84%

Total	100%	100%	100%

*Almost all models are based on observable market data.

The fair value of most trading securities and exchange-traded derivatives is based on quoted market prices. Most over-the-counter instruments are valued using models that utilize observable market data. For example, the fair value of interest rate swaps is determined using yield curves developed from observable market interest rates.

     Additional information concerning our method of determining fair value is included in Note 3 on page 88, Note 9 on page 97 and Note 26 on page 119 of the financial statements.

Accounting for Securitizations

When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, expected credit losses, the fair value cost of servicing, and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gains on securitization recognized in income would also be different. The rate used to discount expected future cash flows is the estimate that most affects the gain on securitization. A 10% decrease in interest rates would have resulted in a decrease of less than $10 million in the amount of the deferred purchase price recorded in our Consolidated Balance Sheet.
     Additional information concerning accounting for securitizations, including sensitivity analysis for key assumptions, is included in Note 7 on page 95 of the financial statements.

Pensions and Other Employee Future Benefits

Our pensions and other employee future benefits expense is calculated by our actuaries based on assumptions determined by management. If actual experience differs from the assumptions used by management, our pension and other employee future benefits expense could increase or decrease in future years as a result.

BMO Financial Group Annual Report 2004	55

Management’s Discussion and Analysis

     The expected rate of return on plan assets is the management estimate that most affects the calculation of pension expense. Our expected rate of return on plan assets is determined based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. With all other assumptions held constant, a 1% decline in the expected rate of return on assets would result in an increase in pension expense for 2004 of approximately $31 million. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since the amount of assets held in these plans is small.
     Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. For our Canadian plans, which represent 80% of our pension obligations, we determine our discount rate at each year-end based on market rates on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
     As a result of a decrease in long-term interest rates year over year, we changed the discount rate to 6.0% from 6.25% as at October 31, 2004. This change will increase our pension and other employee future benefits expense by approximately $5 million in 2005.
     Additional information regarding our accounting for pensions and other employee future benefits, including sensitivity analysis for key assumptions, is included in Note 20 on page 111 of the financial statements.

Other Than Temporary Impairment

Investment securities that are carried at cost, amortized cost or accounted for using the equity method are reviewed at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, management is required to assess whether the decline is other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the carrying value, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of the above factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in interest rates, since we expect to realize the full value of the investments by holding them to maturity. The majority of our investment securities are either issued or guaranteed by Canadian and U.S. governments. For government securities where the carrying value of the investment exceeds fair value, total unrealized losses in 2004 were $24 million, of which $7 million relates to securities on which the carrying value exceeded fair value for 12 months or more. In most cases, these unrealized losses resulted from increases in interest rates, not from deterioration in the creditworthiness of the issuer.
     We also have investments in corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations. Quoted market value is considered to be fair value for actively traded securities. For privately issued securities, and for thinly traded securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows for debt securities, and multiples of earnings or comparisons with other securities that are substantially the same for equity securities. For corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations where the carrying value exceeds fair value and an impairment write-down has not been recorded, total unrealized losses in 2004 were $19 million, of which $2 million relates to securities on which the carrying value has exceeded fair value for 12 months or more.
     Additional information regarding our accounting for investment securities is included in Note 3 on page 88 of the financial statements.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining our provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
     Additional information regarding our accounting for income taxes is included in Note 21 on page 114 of the financial statements.

Goodwill

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of each group of businesses having goodwill to the fair value to ensure that the fair value of the group of businesses is greater than its carrying value. If carrying value exceeds fair value for a group of businesses, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we use valuation models such as analysis of discounted cash flows, price-to-earnings ratios and other multiples. Management must exercise judgment and make assumptions in determining fair value. These judgments and assumptions may affect the fair value and any resulting impairment write-down. At October 31, 2004, our estimated fair value of each group of businesses was greater than the carrying value and, as such, the fair value estimate for any of our groups of businesses would have to decline by more than 20% before a detailed impairment assessment would be triggered.
     Additional information regarding the composition of BMO’s goodwill is included in Note 12 on page 104 of the financial statements.

56	BMO Financial Group Annual Report 2004

Changes in Accounting Policies in 2004

At the beginning of fiscal 2004, we made changes in accounting policy in response to new accounting standards. These changes related to our accounting for mortgage prepayment fees, our holdings of our own stock, software development costs and U.S.-dollar-denominated preferred shares. In accordance with the new standards, we did not restate prior period financial statements to reflect these changes. For fiscal 2004, the total impact of these changes was to increase net income by $47 million and earnings per share by $0.09. For further information, see Note 1 on page 87 of the financial statements.

Changes in Accounting Policies in 2005

Variable Interest Entities

We will adopt the Canadian Institute of Chartered Accountants’ (CICA) guideline on the consolidation of variable interest entities (VIEs) on November 1, 2004. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, we will be required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters.
     Under the new rules, we will be required to consolidate our customer securitization vehicles. These VIEs are set up to assist our customers with the securitization of their assets in order to provide them with an alternate source of funding. The impact of consolidating these VIEs will be an increase in assets of $20,807 million, an increase in liabilities of $20,848 million and a decrease in opening retained earnings of $41 million. The impact on net income in future periods is not expected to be significant. When we adopt the new rules, we will not restate prior period financial statements.
     Our assets-to-capital multiple, a measure of capital adequacy, will increase as a result of the consolidation of these VIEs. Our regulator, the Office of the Superintendent of Financial Institutions (OSFI), has provided capital relief for those assets for the first two quarters of fiscal 2005. If capital relief is not extended beyond the second quarter, we may restructure these vehicles.

Liabilities and Equity

We will adopt the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity on November 1, 2004. The new rules require that our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. Under the new rules, $1,150 million of our capital trust securities currently recorded as non-controlling interest in subsidiaries will be classified as debt in our Consolidated Balance Sheet. The return paid to capital trust securities holders will be recorded as interest expense rather than as non-controlling interest in subsidiaries in our Consolidated Statement of Income. Under the new rules, we will also reclassify $450 million of our Class B Preferred shares, Series 4 and 6, as debt. As a result, dividends on these shares will be recorded as interest expense.
     The adoption of these new rules is expected to increase interest expense by approximately $100 million, decrease non-controlling interest in subsidiaries by approximately $40 million and decrease income taxes by approximately $35 million, resulting in an overall decrease in net income of approximately $25 million for the year ended October 31, 2005. This change will not have any impact on earnings per share or net income available to common shareholders in future or prior periods, since preferred share dividends are currently deducted from net income in determining these measures.
     When we adopt the new rules, we will restate our consolidated financial statements to reflect the change in prior periods. The impact of restating prior periods will be an increase in interest expense of between $122 million and $128 million, a decrease in non-controlling interest in subsidiaries of $41 million, a decrease in income taxes of $37 million and a decrease in net income of between $44 million and $50 million in each of fiscal 2002, 2003 and 2004.
     Our regulator, OSFI, will continue to consider all of our reclassified instruments to be Tier 1 capital. Our Series D Capital Trust Securities issued in September 2004 will continue to be recorded as non-controlling interest in subsidiaries and our other Class B Preferred shares, Series 5 and 10, will continue to be classified as equity under the new rules. New capital instruments issued in the future are expected to have terms consistent with presentation as equity.

Investment Companies

We will adopt the CICA’s new accounting requirements for merchant banking subsidiaries beginning on November 1, 2004. These subsidiaries currently account for their investments at cost. Under the new rules, these investments will be accounted for at fair value, with the initial adjustment to fair value and subsequent changes recorded in net income. The ultimate impact of this change depends on future changes in fair value and cannot be determined at this time. The carrying amount of investments subject to this accounting change was approximately $550 million as at October 31, 2004.

BMO Financial Group Annual Report 2004	57

Management’s Discussion and Analysis

Enterprise-Wide Risk Management

BMO Financial Group has an enterprise-wide capability to recognize, understand, measure, assess and manage the risks taken across the organization. These risks are classified as credit and counterparty, market, liquidity and funding, operational, and business risk due to earnings volatility.

Our risk framework guides our risk-taking activities and ensures that they are aligned with our clients’ needs, our shareholders’ expectations and regulatory requirements. It provides not only for the direct management of each individual risk type but also for the management of risks on an integrated basis. The framework is built on the following elements: comprehensive risk governance, effective processes and models, and qualified risk professionals.

Comprehensive Risk Governance

BMO’s risk governance structure promotes making sound business decisions by balancing risk and reward. It promotes revenue-generating activities that are consistent with our risk appetite and standards, and drives the maximization of total shareholder return.
     Our comprehensive risk governance structure (see box below) includes a body of corporate policies approved by the Board of Directors. These and subordinate risk management policies,

Ronald G. Rogers
Deputy Chair, Enterprise Risk and Portfolio Management, BMO Financial Group

standards and procedures are continually reviewed to ensure that they provide effective and superior governance of our risk-taking activities.

     Risk limits, which define BMO’s risk appetite, are reviewed and approved annually by Risk Review Committee for:
•	credit and counterparty risk – limits on country, industry, portfolio products/segments, group and single name exposures;
•	market risk – limits on Market Value Exposure (MVE), Earnings Volatility (EV) and stress testing; and
•	liquidity and funding risk – limits for liquid assets, liability diversification, credit and liquidity commitments, asset pledging and cash flow mismatches.

These risk limits generally encompass both on and off-balance sheet arrangements.

     Individual risk committees establish and monitor comprehensive risk management limits consistent with the Board-approved limits. Loss limits are also in place to provide an early warning mechanism to effectively address potential loss situations. In each line of business, management ensures that governance activities, controls and management processes are consistent with risk management policies and corporate standards.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to internal risk management policies and procedures, and compliance with risk-related regulatory requirements.

The President and Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. Risk Management Committee and its sub-committees and Enterprise Risk and Portfolio Management support the CEO.

Risk Management Committee (RMC), BMO’s senior risk committee, reviews and discusses significant risk issues and action plans that arise in executing the organization’s strategy. RMC ensures that risk oversight and governance occur at the highest levels of management.

RMC sub-committees have oversight responsibility for management strategy, governance, risk measurement and contingency planning. RMC and its sub-committees ensure that the risks incurred across the organization are consistent with strategy and are identified, measured, monitored and reported in accordance with policy and within delegated limits.

Enterprise Risk and Portfolio Management (ER&PM) encompasses credit adjudication, risk management and audit functions. It ensures consistency of risk management practices and standards throughout the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of transactional and portfolio management, policy formulation, risk reporting, modelling, vetting and risk education responsibilities. This ensures corporate objectives are met while risks taken are consistent with BMO’s risk appetite.

58	BMO Financial Group Annual Report 2004

Effective Processes and Models

Rigorous processes, periodically reviewed by Corporate Audit, are used across BMO to:
•	develop policies and limits for approval by senior governance committees;
•	monitor policy compliance;
•	maintain contingency plans;
•	track variables for changing risk conditions; and
•	provide timely reports to senior management and the appropriate governance committees.

Models used range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to risk and to measure total risk on an integrated basis, using capital at risk (CaR). We have strong controls over the development, implementation and application of these models, which are subject to a periodic independent model risk vetting process.

     BMO also utilizes various processes and models within risk types to:
•	assess the correlation of credit risks before authorizing new exposures;
•	measure and value portfolio exposures and calculate related market risk exposure;
•	measure the business and operational risk for each line of business; and
•	estimate liquidity and funding risk based on expected and stressed operating conditions.

Qualified Risk Professionals

Sound enterprise-wide risk management relies upon the competence and experience of our risk professionals to:
•	promote a culture that places high value on disciplined and effective risk management processes and controls;
•	ensure adherence to established risk management standards for the evaluation and acceptance of risk; and
•	apply sound business judgment, using effective business models in our decision-making.

We offer a risk curriculum program, now in its second year, developed and delivered in partnership with York University’s Schulich School of Business. This graduate certificate program enhances our existing risk management capabilities and promotes the development of our risk professionals.

     Additionally, risk managers and lenders may be required to complete a progressive curriculum of credit risk courses offered by BMO’s Institute for Learning in order to be considered appropriately qualified for their positions. These courses, together with defined job exposures, provide training and practice in sound credit risk management as a prerequisite to the granting of appropriate discretionary lending authority to qualified professionals.

Integrated Risk Management

The management of risk is integrated with our management of capital and strategy. This ensures that risks incurred in pursuit of BMO’s strategic objectives are consistent with desired total shareholder return as well as BMO’s desired credit rating and risk levels, or risk appetite.

Two frameworks support the management of risk: change management and integrated risk management. They are designed to:
•	ensure that changes to the organization’s risk profile associated with new business initiatives are correctly identified and receive appropriate approvals before implementation; and
•	assess the relative magnitude of risks taken and the distribution of those risks across the organization’s activities.

Integrated risk management activities are supported by the use of capital at risk (CaR) measures, scenario analysis and stress testing.

     CaR provides a single measure of risk that can be compared across business activities and risk types. It is the foundation for risk-based capital management and permits the cost of capital to be charged to the lines of business. CaR indicates, in terms of capital, the likely magnitude of losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. For each risk type noted in the chart below, CaR measures are based on a confidence level of 99.95% and a time horizon of one year.
     As noted in the chart below, BMO’s largest exposure is credit risk.

BMO Financial Group Annual Report 2004	59

Management’s Discussion and Analysis

Scenario analysis assists in measuring the impact of extreme, but plausible, operational, political, economic and market events on our operations. Scenarios may be based on historical or hypothetical events, or a combination thereof. They are applied to all significant risk-taking activities across the organization.

     We also conduct ongoing industry stress tests designed to stress BMO’s credit exposures to a specific industry or to several industries that are highly correlated. These tests attempt to gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. This provides significant insight into the sensitivity of our exposures to the underlying risk characteristics of the industries under review.

Basel II (International Convergence of Capital Measurement and Capital Standards: A Revised Framework)

The Basel Committee on Banking Supervision finalized the development of the “Basel II” framework in June of 2004. Basel II provides guidelines for the calculation of regulatory capital required to support credit and operational risk exposures. The framework allows internationally active banks to use either advanced or standardized approaches to calculate regulatory capital associated with credit and operational risks.

     The Office of the Superintendent of Financial Institutions (OSFI), the Canadian regulator, requires internationally active Canadian banks to adopt an advanced approach for the calculation of credit risk regulatory capital. However, for the calculation of operational risk regulatory capital, OSFI allows banks to choose from among any of the approaches identified in Basel II. Canadian banks will implement the framework on October 31, 2007, following a two-year parallel run with the existing Basel I regulatory capital rules.

     BMO is implementing an Advanced Internal Ratings-Based approach for credit risk regulatory capital calculations and is adopting a Standardized Approach for operational risk capital calculations. An integrated enterprise-wide program links business requirements with the “design and build” of technology solutions. Leadership and oversight are provided by a steering committee comprising senior executives from all stakeholder groups.
     BMO views Basel II as an important step in the alignment of regulatory and economic capital requirements.

Credit and Counterparty Risk

BMO incurs credit and counterparty risk primarily in its lending activities (including the sale of Treasury products and other risk management products) and, to a lesser extent, by holding investment securities. We employ comprehensive governance and management processes surrounding credit risk management activities. These include:
•	corporate policies, standards and procedures governing the philosophy, principles and conduct of credit risk management activities;
•	a well-developed limit-setting and monitoring process;
•	oversight by senior governance committees;
•	independent Credit Risk Management units and Corporate Audit functions within ER&PM; and
•	a rigorous lender qualification process.

BMO’s credit risk management process is well established and effective, as evidenced by our historic low loan loss experience, which compares favourably to our Canadian peer group. The process involves the use of skilled and qualified professional lenders and risk managers, clear delegation of decision-making authority, personal accountability, specific borrower limits and account monitoring, and dynamic portfolio management. Credit decisions are made at a management level appropriate to the size and risk of each transaction.

     We have a well-diversified portfolio, focused on North America and comprising credit relationships with millions of clients, the majority of them consumers and small to medium-sized businesses. BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times.

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another financial obligation. This is the most significant measurable risk that BMO faces.

     Operating practices include ongoing monitoring of credit risk exposures, regular review on an account and portfolio basis, and frequent portfolio and sector reporting to RMC and RRC. All borrowing accounts are reviewed regularly, with most individual commercial and corporate accounts reviewed no less than annually. Corporate Audit reviews management processes as well as a representative sample of credit transactions for adherence to sound credit risk management principles, practices, policies and procedures. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis, which are based on current, emerging or prospective risks.

     For the consumer and small business portfolios, credit risk models and decision-making methodologies are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in an automated environment. Application characteristics and past performance are used to predict the credit performance risk of new accounts. Past performance is used to identify likely future behaviour of existing accounts for ongoing credit risk management purposes.
     BMO utilizes an enterprise-wide risk rating framework that is applied to all our sovereign, bank, corporate and commercial counterparties. Ratings are assessed and assigned on two separate and distinct planes: (i) individual counterparty risk characteristics and (ii) transaction-specific factors. We believe

60	BMO Financial Group Annual Report 2004

that our risk rating framework is consistent with the principles of Basel II, under which future minimum regulatory capital requirements for credit risk will be determined. The default probabilities of individual counterparties over a one-year time horizon are assessed using methodologies and rating criteria tailored to the nature of the various counterparties. A borrower risk rating is derived from this assessment. Borrower risk ratings rank credit default risk on a sixteen-point scale, including two categories for accounts that have defaulted and/or are impaired. Fixed probabilities of default are assigned to the individual rating grades; consequently, counterparties migrate between grades as our assessment of their probability of default changes. The borrower risk rating scale is shown below.

BMO’s Borrower Risk Rating Scale

		Moody’s	Standard &
	Description	Investor Services	Poor’s implied
BMO rating	of risk	implied equivalent	equivalent

I-1	Undoubted sovereign	Aaa Sovereign	AAA Sovereign

I-2	Undoubted	Aaa/Aa1	AAA/AA+

I-3	Minimal	Aa2/Aa3	AA/AA–

I-4	Modest	A1/A2/A3	A+/A/A–

I-5		Baa1	BBB+

I-6	Average	Baa2	BBB

I-7		Baa3	BBB–

S-1	Acceptable	Ba1	BB+

S-2		Ba2	BB

S-3	Marginal	Ba3	BB–

S-4		B1	B+

P-1	Uncertain	B2	B

P-2	Watch list	B3	B–

P-3		Caa/C	CCC/C

D-1	Default	C	D

D-2	Default and impaired	C	D

Two transaction-specific factors are assessed to estimate the severity of the loss should a counterparty default occur. The first factor is an estimate of the likely future exposure to the counterparty at the time of default. This expected future exposure is determined on a case-by-case basis by examining the specific characteristics of both the transaction and the counterparty. The second factor is an estimate of the proportion of the exposure that will be lost if a counterparty default occurs. This factor is assessed for each transaction by the analysis of transaction-specific factors such as collateral and the seniority of our claim.

     BMO utilizes various models to assess the extent and correlation of risks before authorizing new exposures on large corporate credit transactions. Expected loss (EL) and unexpected loss (UL) are calculated for large individual transactions and for the portfolio as a whole. EL and UL are determined using inputs that calculate the capital at risk for each of the relevant lines of business. The estimates of EL and UL rely upon:
•	management’s judgment;
•	probabilities of default;
•	amounts of outstanding exposures at the time of default;
•	differences between the book value and the market value or realizable value of loans, if default occurs; and
•	effects of economic and industry cycles on asset quality and loan values.

Credit derivative products are increasingly important tools used to enhance the management of BMO’s portfolio of credit risk assets, primarily the corporate loan portfolio. Currently, BMO uses single-name credit default swaps to mitigate the credit risk related to specific client credit exposures, and uses structured credit default swaps to mitigate identified sectoral risk concentrations.

     BMO’s provisioning approach embodies disciplined loan loss management and evaluation, with prompt identification of problem loans being a key risk management objective. All problem accounts are subject to close monitoring and are reviewed no less than quarterly.
     BMO employs two key credit measures:
•	Gross impaired loans and acceptances as a percentage of equity and allowances for credit losses is used to assess the condition of a portfolio by comparing the level of impaired loans to the capital and reserves available to absorb loan losses.
•	Provision for credit losses as a percentage of average net loans and acceptances (including securities purchased under resale agreements) is a measure of our credit losses occurring in the year relative to the size of our portfolio. It is a measure of credit quality experience and is monitored for both specific and total provisions.

Page 19 includes a historical comparison of BMO’s performance on these key measures relative to our Canadian and North American peers. Our 2004 provision for credit losses is discussed on page 31.

     Note 4 on page 91 of the financial statements and Tables 11 to 19 on pages 76 to 79 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses. Portfolio diversification is shown in the graph on page 50.
     BMO maintains specific allowances and general allowances for credit losses. The specific allowances reduce the aggregate carrying value of credit assets that bear evidence of deterioration in credit quality to their estimated realizable amounts. The general allowance is maintained in order to absorb any impairment in the existing portfolio that cannot yet be associated with specific credit assets. The sum of these allowances must always be sufficient to reduce the book value of credit assets to their estimated realizable value. In 2004, we reduced our general allowance for credit losses by $170 million to $1,010 million.

BMO Financial Group Annual Report 2004	61

Management’s Discussion and Analysis

Market Risk

BMO incurs market risk in its trading and underwriting activities and structural banking activities.

     As part of our enterprise-wide risk management framework, we employ comprehensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including Market Risk Committee (MRC), RMC and RRC;
•	independent market risk oversight functions;
•	independent process and internal control reviews by Corporate Audit;
•	effective processes to measure market risks linked to the allocation of economic capital and the valuation of positions;
•	a well-developed limit-setting and monitoring process;
•	effective controls over processes and models used; and
•	a framework of scenario and stress tests for worst-case events.

BMO’s primary market risk measures are Market Value Exposure (MVE) and Earnings Volatility (EV). The aggregate market value and earnings volatility exposures at October 31, 2004 are summarized in the following table. MVE has increased modestly relative to last year, primarily due to growth in common shareholders’ equity in the structural balance sheet. EV exposure has declined relative to last year due to decreased exposure in the money market accrual portfolios and a lower risk assessment of the mark-to-market portfolios. The decrease in mark-to-market portfolio risk is the result of the implementation of our Comprehensive Value at Risk model, which better reflects the correlations between different classes of market risk.

Aggregate MVE and EV Exposure for Trading and
Underwriting and Structural Positions ($ millions)*

As at October 31	Market value		12-month
(After-tax Canadian equivalent)	exposure		earnings volatility

	2004	2003	2004	2003

Trading and underwriting	10.0	18.0	18.0	33.4
Structural	340.2	311.6	28.0	24.8

Total	350.2	329.6	46.0	58.2

* Measured at a 99% confidence level.

Trading and Underwriting Market Risk
BMO’s trading and underwriting activities include portfolios that are marked to market daily, as well as some portfolios (such as money market assets) that are subject to accrual accounting rules under generally accepted accounting principles. For these activities, VaR measures the magnitude of BMO’s market risk.

     During fiscal 2004, we implemented our Comprehensive Value at Risk model for market risk management and reporting of exposures in the mark-to-market trading and underwriting portfolios. The new model better reflects the correlations between the different classes of market risk and incorporates methodology improvements for more complex trading products. At year-end, the Comprehensive VaR model had not yet been approved for use in calculating regulatory capital.

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of VaR and issuer risk.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, currency, equity and commodity prices and implied volatilities. This measure calculates the maximum likely loss from portfolios, over an appropriate holding period, measured at a 99% confidence level.

Issuer risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of non-sovereign fixed income instruments and similar securities. Issuer risk MVE is measured at a 99% confidence level over an appropriate holding period.

     Various VaR models are used to determine market risk capital at risk for each of the lines of business, and are also used to determine regulatory capital under the standards of the 1998 Basel I Accord. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures.

     Market risk exposures arising from trading and underwriting activities are summarized in the following table.

Total Trading and Underwriting VaR Summary ($ millions)*

For the year ended October 31, 2004
(Pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity VaR	1.1	1.3	3.3	0.5
Equity VaR	3.9	4.4	13.1	2.3
Foreign exchange VaR	0.5	1.4	3.8	0.1
Interest rate VaR (mark-to-market)	3.8	5.2	11.2	3.4
Correlation effect	(4.6)	(5.4)	(8.8)	(1.4)

Comprehensive VaR	4.7	6.9	14.9	4.2
Interest rate VaR (accrual)	6.3	7.5	11.9	4.3
Credit spread VaR	4.0	4.5	7.0	2.9

Total VaR	15.0	18.9	28.4	14.1

* One-day measure using a 99% confidence level.

62	BMO Financial Group Annual Report 2004

Trading and Underwriting Net Revenues versus Value at Risk November 1, 2003 to October 31, 2004 ($millions) 25 15 5-5 Nov 1 Jan 31 Apr 30 Jul 31 Oct 31 -15 -25 -35 Revenue Mark-to-market risk Total mark-to-market and accrual risk

BMO did not experience a loss in 2004 in the trading and underwriting portfolios that exceeded the overall VaR measure.

We also measure exposure to concentrations of market risk, such as changes in particular interest rates, foreign exchange rates, equity or commodity prices and their related implied volatilities.

     Effective controls over the revaluation of trading and underwriting portfolios and the determination of daily revenue from these activities enable us to monitor the revenue generated by each of the lines of business in relation to their business strategies and their level of market risk.

Frequency Distribution of Daily Net Revenues for Trading and Underwriting, Money Market and Accrual Portfolios November 1, 2003 to October 31, 2004 60 50 40 30 Frequency in number of days 20 10 0 (5) (4) (3) (2) (1) 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 Daily net revenues ($ millions)

The distribution of our daily net revenue for the portfolios reflects the broad diversification of risk in our trading activities, designed to reduce the volatility of daily net revenues. There were two occasions in 2004 when unusually favourable market conditions contributed to particularly high daily net revenue.

Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, and also include certain fees and commissions directly related to those activities.

     We monitor the application of our models to ensure that they are appropriate to the particular portfolio to which they are applied, and we take corrective action, including making adjustments to the determination of daily net trading revenues, when model limitations are identified.

     We use a variety of methods to ensure the integrity of these models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are considered to be validated by such testing if, on average, calculated hypothetical losses exceed the VaR measure only one time out of 100. Results of this testing confirm the reliability of our models.

     The models used to measure market risks are effective at measuring risks under normal market conditions. In addition, we perform scenario analysis and stress testing to determine the impact of unusual and/or unexpected market changes on our portfolios. We use a comprehensive set of scenarios and stress tests, and the results are reported to MRC, RMC and RRC on a regular basis.

Structural Market Risk

Structural market risk is comprised of interest rate risk arising from our structural banking activities (loans and deposits), and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings.
     Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and off-balance sheet items. Embedded option risk results from product features that allow customers to modify scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is maintained at a target duration of between two and three years and embedded options are managed to low risk levels. The interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option exposures are managed by purchasing options or through a dynamic hedging process.
     Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations, and from transaction risk associated with our U.S. dollar net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by entering into foreign exchange forward contract hedges each quarter that are expected to partially offset the effects of Canadian/U.S. dollar exchange rate fluctuations on the quarter’s net income. The impact of exchange rate fluctuations on BMO’s 2004 net income is reviewed on page 27.
     Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlations between market variables. Structural MVE (see page 62) increased modestly over the past year due to growth in common shareholders’ equity, while EV continues to be managed to low levels.

BMO Financial Group Annual Report 2004	63

Management’s Discussion and Analysis

     In addition to MVE and EV, simulations, sensitivity analysis, stress testing and gap analysis, which is disclosed in Note 17 on page 107 of the financial statements, are also used to measure and manage interest rate risk.

     Structural balance sheet earnings and value sensitivity to an immediate parallel interest rate increase or decrease of 100 and 200 basis points is disclosed in the adjacent table. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group.
     Models used to measure structural market risk help forecast how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict consumer behaviour are also used in support of product pricing and performance measurement.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates
($ millions)*

(After-tax Canadian equivalent)	As at October 31, 2004		As at October 31, 2003

		Earnings sensitivity		Earnings sensitivity
	Economic	over	Economic	over
	value	the next	value	the next
	sensitivity	12 months	sensitivity	12 months

100 basis point increase	(224.3)	9.2	(202.3)	10.8
100 basis point decrease	183.7	(20.2)	142.7	(17.6)
200 basis point increase	(470.4)	22.2	(431.8)	15.7
200 basis point decrease	332.3	(62.9)	181.2	(61.6)

*	Exposures are in brackets and benefits are represented by positive amounts.

Liquidity and Funding Risk

Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

     It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
     Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Liquidity and Funding Management Committee, RMC and RRC;
•	an independent oversight group within Corporate Treasury;
•	independent process and internal control reviews by Corporate Audit;
•	an RRC-approved limit structure to support risk management;
•	effective processes and models to monitor and manage risk;
•	strong controls over processes and models and their uses;
•	a framework of scenario tests for stressed operating conditions; and
•	contingency plans to facilitate managing through a disruption.

Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the group are necessarily subject to the liquidity, funding and capital adequacy considerations of the subsidiaries as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding.

     BMO’s liquidity and funding position remains sound and there are no trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact the position.

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending and investment commitments.

     We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum amount at all times. Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, or mature in a time frame that meets our liquidity and funding requirements. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and the need to fund asset growth, strategic investments, drawdowns on credit and liquidity facilities and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, and these assessments determine the minimum amount of liquid assets to be held at all times.

     In addition, we use two primary measures to evaluate liquidity and funding risk. The first measure is the cash and securities-to-total assets ratio. This measure provides an assessment of the extent to which assets can be readily converted into cash or cash substitutes to meet financial commitments, as cash resources and securities are more liquid than loans. The ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s cash and securities-to-total assets ratio at October 31, 2004 was 25.8%, down from 29.1% at October 31, 2003. The decrease in the ratio was primarily attributable to a decline in investment securities and U.S. deposits with other banks in response to expectations of rising interest rates.
     Cash and securities totalled $68.5 billion at the end of the year, down from $74.7 billion in 2003, while total assets increased $8.7 billion to $265.2 billion.

64	BMO Financial Group Annual Report 2004

     Liquidity from cash and securities is supplemented by securities purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities purchased under resale agreements totalled $17.1 billion at the end of the year, up from $13.3 billion in 2003.

     In the ordinary course of business, a portion of cash, securities and securities purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2004, $18.8 billion of cash and securities had been pledged, which is in line with $18.7 billion pledged a year earlier. At October 31, 2004, $13.7 billion of securities purchased under resale agreements had been pledged, an increase from $10.4 billion pledged a year earlier. In addition, BMO is a party to certain agreements that could require incremental collateral under certain circumstances. These potential incremental collateral requirements are not material. Additional information on cash and securities can be found in Table 5 on page 71 and in Notes 2 and 3 on page 88 of the financial statements.
     The second measure is the core deposits-to-total deposits ratio. This measure provides an assessment of the stability of BMO’s deposit base, as core deposits are more stable than other deposit sources. Core deposits are comprised of operating deposits and smaller fixed-date deposits, which generally are less responsive to changes in the market environment than larger fixed-date deposits. The ratio represents total deposits less fixed-date deposits greater than 100,000 units of any currency as a percentage of total deposits. BMO’s core deposits-to-total deposits ratio at October 31, 2004 was 58.2%, up from 57.1% in the prior year. The ratio increased as core deposits grew while non-core deposits remained stable. Growth in core deposits was used to fund growth in loans.

     Core deposits totalled $101.9 billion at the end of the year, up from $98.0 billion in 2003, while total deposits increased $3.6 billion to $175.2 billion. Our large base of core deposits, along with our strong capital base, reduces reliance on less stable wholesale funding. Wholesale funding is largely short-term in nature and primarily supports trading and underwriting assets and investment securities. Wholesale funding is diversified by customer, type, market, maturity term, currency and geography.

     Information on deposit maturities can be found in Table 24 on page 81.
     Our liquidity and funding position could potentially be affected by off-balance sheet arrangements and other credit instruments through our obligation to fund drawdowns. These exposures are captured within our risk management framework. Off-balance sheet arrangements are discussed on page 53. Information on other credit instruments can be found in Note 5 on page 93 of the financial statements.

Operational Risk

Operational risk is inherent in all business activities. Although operational risk can never be entirely eliminated, shareholder value can be preserved and enhanced by managing, mitigating, and in some cases insuring against operational risk. To achieve this goal, we have developed, using regulatory guidelines, an Operational Risk Framework, which includes identification, measurement, analysis, monitoring, capital at risk attribution, and risk control/mitigation elements. A variety of underlying processes and controls have been developed as part of this framework. These include risk and control self-assessments, business contingency plans, event management, change management and outsourcing, acquisition and integration management.

     BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of RMC. The ORC has oversight responsibility for operational risk strategy and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human error or external events not related to credit, market or liquidity risks. Operational risk includes fiduciary risk, legal risk and business risk due to operational failure, but excludes business risks of a strategic nature such as business risk due to earnings volatility.

     Each line of business is responsible for managing its operational risk within the guidelines established by corporate policy and standards, using the aforementioned framework processes and control programs. To ensure that all operational risks to which a line of business is exposed are adequately managed, specialized functions such as Finance, Taxation, Legal, Compliance, Privacy, Human Resources and Systems and Information Management are also involved in the measurement process, as appropriate. An independent Enterprise Operational Risk Management unit exists within ER&PM.

     BMO purchases insurance in such amounts and in such areas as will provide protection against unexpected material loss and where insurance is required by law, regulatory requirement or contractual agreement.

BMO Financial Group Annual Report 2004	65

Management’s Discussion and Analysis

     Operational risk is measured using an actuarial methodology that combines the likelihood of an operational risk event occurring with the probable loss if it does occur, to arrive at the loss distribution. The loss distribution is then used to determine the capital at risk for each line of business.

     A tailored measurement process and model are used to determine the operational risk for each line of business.
     Corporate Audit regularly reports on the effectiveness of internal controls for operational risk and management processes to the CEO and to the Board’s Audit Committee.

     BMO’s goal is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, the ORC and the Board of Directors.

     Every process included in the operational risk framework is at a different stage of development. Our approach is to continuously improve each in a way that is useful to business and risk management while also meeting external needs such as the Basel II regulatory requirements, anti-money laundering requirements, Canada Deposit Insurance Corporation standards and Federal Deposit Insurance Corporation requirements.

Business Risk due to Earnings Volatility

BMO faces many risks that are similar to those faced by non-financial firms, principally that its profitability (and hence value) may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include volatile economic market activity, changing client expectations, adverse business developments and relatively ineffective responses to industry changes. Risks to BMO’s margins and volumes are categorized as business risk due to earnings volatility.

Business risk due to earnings volatility captures the possibility that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs.

Reputation Risk

Reputation is one of BMO’s most valuable assets. Key components of the effective management of reputation risk include:
•	fostering a business culture that incorporates integrity and ethical conduct as core values; and
•	promoting a conviction that every business decision must reflect the enterprise’s core ethical values.

Reputation risk falls under the Operational Risk Framework as a component of business risk due to operational failure.

     Reputation risk is a risk that BMO has always faced. We believe that active, ongoing and effective management of reputation risk is best achieved through integration of explicit assessments of reputation risk into strategy development, strategic and operational implementation, transactional decision-making and risk management and control processes.

Reputation risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer/client base, costly litigation, regulatory sanctions and declines in BMO’s share price.

     It is the responsibility of all employees to conduct themselves in such a way as to maintain and build BMO’s reputation. Reputation Risk Management Committee – a new management committee – has been formed to consider potential reputation risks to the enterprise that are identified in the review and approval of complex and structured financings. The committee is also responsible for monitoring overall governance of reputation risk.

Environmental Risk

BMO is committed to the principles of sustainable development and, in particular, to the belief that the quality of our lives improves when economic growth is integrated with respect for the environment. We implement practices across the enterprise that reduce waste, conserve energy and recycle materials.

     In providing credit to customers, we take reasonable precautions to ensure that we deal with environmentally responsible borrowers.

     BMO will continue to demonstrate a willingness to work with government, industry and all relevant constituencies to support environmental issues. We are committed to open dialogue with all relevant constituencies including governments, customers, employees, shareholders and the public at large.

66	BMO Financial Group Annual Report 2004

Social and Ethical Risk

At BMO Financial Group, we believe that social responsibility begins with a commitment to ethical behaviour. By conducting our business and serving our customers and communities according to the principles of honesty, transparency and accountability, we earn the trust that is the foundation of our business.

     BMO maintains a comprehensive code of conduct –
FirstPrinciples, Our Code of Business Conduct and Ethics – and has established specific behavioural standards through FirstPrinciples and related policies, standards and guidelines.
     We exercise the fundamental rule of good banking practice, “Know your customer,” in the course of all business dealings with customers and in the evaluation of prospective customers.
•	We will not knowingly conduct any type of business with customers whose money is derived from illegal activities. Management considers the reputation, integrity and character of a counterparty and/or its management in deciding whether to conduct business with that counterparty.
•	We will not complete any transaction of any type or operate any account for customers who fail to provide evidence of their identity, source of funds, or any other information we require to establish the good faith of a customer.

Furthermore, we avoid providing preferential treatment when entering into banking transactions with a political party, constituency association, candidate, leadership contestant or any other public official (including any such individual’s family and/or related business enterprises).

     BMO adheres to the principles of confidentiality and privacy in customer relations. We follow applicable codes of conduct and legislation that protect and respect personal information and initiate fair and timely redress of customer complaints and concerns. We also maintain strict conflict of interest rules for employees, officers and directors.
     In the development of foreign business, we consider ethical, political, social and economic factors in addition to other more traditional lending considerations. We do not knowingly lend, in North America or internationally, for purposes that support the suppression of basic individual freedoms, encourage racial discrimination or national hatreds, or promote the use of violence or repression.
     We are committed to truthful and ethical practices in advertising.
     We champion principles of inclusion through our diverse workforce and supportive and equitable workplace.

Quarterly Earnings Trends

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 days in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are 3% fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and Investment Banking Group. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first quarter period, as well as in the back-to-school period that falls in our fourth quarter.

     Quarterly results and statistics for the past eight quarters are outlined on page 69. The most compelling trend, albeit one that was not sustained in the last quarter of 2004, was that of increasing earnings. Net income had risen in nine consecutive quarters until then. Nonetheless, we continued to benefit from focusing on improving productivity and from superior credit management, and through the last quarter of 2004, we had achieved nine consecutive quarters of year-over-year quarterly earnings growth.
     The most significant factor contributing to the trend of increasing earnings was a lowering of provisions for credit losses, although improvements were broadly based, with earnings generally trending higher in all operating groups. The provision totalled $150 million in the first quarter of fiscal 2003, but declined in each quarter, totalling only $5 million in the second quarter of 2004 and improving to a net recovery in the third and fourth quarters. The improvements reflected improving credit quality that reduced the incidence of new problem loan formations and expected losses when they occur. Recoveries of allowances established in prior periods and of amounts previously written off also contributed to the improvement. These recoveries can be quite unpredictable and were particularly high in the third quarter of 2004. Improving credit quality and lower corporate loan balances also contributed to reductions of the general allowance for loan losses, which was reduced in each quarter of 2004 and by $170 million for the year, the first time in more than 10 years that any portion of the general allowance had been released.

     Other notable trends were the weakening of the U.S. dollar, which has reduced revenues and expenses, general improvements in the results of Private Client Group and Investment Banking Group, which benefited from more activity in capital markets and higher equity valuations, and higher earnings in Personal and Commercial Client Group related to higher volumes. Improved results in Corporate Support were largely due to lower provisions for credit losses.

BMO Financial Group Annual Report 2004	67

Management’s Discussion and Analysis

Review of Fourth Quarter Performance

Net income for the fourth quarter of 2004 was $563 million, an increase of $50 million or 10% from the fourth quarter a year ago. The increase was attributable to a $108 million ($70 million after tax) improvement in the provision for credit losses. In addition, earnings were higher in each of the operating groups as higher volumes in our personal and commercial business drove increased earnings, while lower revenue in our capital markets businesses was more than offset by reduced performance-based compensation and effective cost containment. Corporate Support net income was affected by reduced revenue related to lower investment securities gains and lower investment earnings in the low interest rate environment.

     Revenue for the quarter decreased $99 million or 4.2% from a year ago. Both net interest income and non-interest revenue declined, in part due to the weaker U.S. dollar.
     Net interest income fell $40 million or 3.2% from the fourth quarter of last year to $1,239 million. Volume-driven growth in Personal and Commercial Client Group was largely offset by lower net interest earnings in Investment Banking Group and Private Client Group. Investment Banking Group was affected by lower asset levels and higher short-term interest rates that increased funding costs. Private Client Group was affected by low interest rates that reduced spread and lowered demand for term investments. Net interest margin was 1.87% for the quarter, a decrease of 4 basis points from a year ago, and average assets fell $1.9 billion to $264 billion.
     Non-interest revenue declined $59 million from the fourth quarter of 2003 to $1,073 million, in part due to the lower Canadian/U.S. dollar exchange rate. Higher mutual fund revenues, lending fees and investment securities gains were offset by lower trading and securitization revenue and lower card fees due to higher reward redemption rates. Non-interest revenue declined $61 million in Corporate Support, primarily related to lower investment securities gains and lower securitization income, the impact of which was partly offset by higher net interest income on securitizations.

     Non-interest expenses of $1,493 million in the fourth quarter decreased $52 million or 3.4% from the fourth quarter of last year. The decrease was attributable to the $33 million impact of the lower Canadian/U.S. dollar exchange rate and a $108 million reduction in performance-based compensation. These factors were partially offset by $20 million of severance and certain other costs, including back-office consolidation expenses in Private Client Group, the incremental effects of acquired businesses and low miscellaneous expenses a year ago.

     Our productivity ratio was 64.6% in the fourth quarter, compared with 64.0% a year ago. Our cash productivity ratio in the quarter increased 40 basis points from a year ago to 63.5%.
     The fourth quarter 2004 provision for income taxes of $253 million increased $11 million from the fourth quarter a year ago.
     BMO hedges the foreign exchange risk arising from its net investment in U.S. operations by funding the net investment in U.S. dollars. Hedging of the net investment in U.S. operations gave rise to an income tax charge of $254 million in shareholders’ equity for the year and a charge of $287 million in the fourth quarter, which is explained on page 33.
     In the fourth quarter of 2004, there was a net recovery of credit losses of $13 million, consisting of $37 million of specific provisions and a $50 million reduction of the general allowance for credit losses. A year ago, results reflected a specific provision of $95 million with no change in the general allowance. The fourth quarter 2004 specific provision of $37 million represents an annualized 9 basis points of average net loans and acceptances, compared with 25 basis points a year ago.
     The fourth quarter 2004 specific provisions of $37 million consisted of $107 million of new provisions, less $45 million of reductions of previously established allowances and $25 million of recoveries on loans previously written off. Specific provisions in the comparable period in 2003 were $95 million. The improvement in 2004 resulted from lower new provisions, as reductions of previously established allowances were quite high in the fourth quarter a year ago.

68	BMO Financial Group Annual Report 2004

Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2004	2004	2004	2004	2003	2003	2003	2003	2004	2003	2002

Net interest income (teb)	1,239	1,302	1,225	1,295	1,279	1,250	1,251	1,271	5,061	5,051	4,935
Non-interest revenue	1,073	1,121	1,251	1,106	1,132	1,084	957	1,047	4,551	4,220	3,924

Total revenue (teb)	2,312	2,423	2,476	2,401	2,411	2,334	2,208	2,318	9,612	9,271	8,859
Provision for credit losses	(13)	(110)	5	15	95	90	120	150	(103)	455	820
Non-interest expense	1,493	1,538	1,565	1,561	1,545	1,485	1,484	1,573	6,157	6,087	6,030

Income before provision for income taxes and non-controlling interest in subsidiaries	832	995	906	825	771	759	604	595	3,558	2,729	2,009
Provision for income taxes (teb)	253	327	289	278	242	239	179	180	1,147	840	530
Non-controlling interest in subsidiaries	16	14	15	15	16	16	16	16	60	64	62

Net income	563	654	602	532	513	504	409	399	2,351	1,825	1,417

Amortization of intangible assets, net of income taxes	19	21	19	19	18	19	20	22	78	79	75

Cash net income	582	675	621	551	531	523	429	421	2,429	1,904	1,492

Taxable equivalent basis adjustment (teb)	30	32	39	38	42	27	44	39	139	152	106
Reported revenue per financial statements	2,282	2,391	2,437	2,363	2,369	2,307	2,164	2,279	9,473	9,119	8,753
Operating group net income:
Personal and Commercial Client Group	275	272	210	246	253	246	217	221	1,003	937	807
Private Client Group	54	59	63	55	44	39	27	34	231	144	79
Investment Banking Group	197	236	212	211	187	188	165	181	856	721	601
Corporate Support, including T&S	37	87	117	20	29	31	–	(37)	261	23	(70)

BMO Financial Group net income	563	654	602	532	513	504	409	399	2,351	1,825	1,417

Information per Common Share ($)
Dividends declared	0.44	0.40	0.40	0.35	0.35	0.33	0.33	0.33	1.59	1.34	1.20
Earnings
Basic	1.08	1.27	1.16	1.02	0.99	0.97	0.78	0.77	4.53	3.51	2.73
Diluted	1.06	1.24	1.12	1.00	0.97	0.95	0.77	0.75	4.42	3.44	2.68
Cash earnings
Basic	1.13	1.30	1.20	1.06	1.02	1.01	0.83	0.81	4.69	3.67	2.88
Diluted	1.10	1.27	1.17	1.03	1.00	0.99	0.81	0.79	4.57	3.59	2.83
Book value	24.24	24.31	23.82	22.87	22.09	21.92	21.34	21.33	24.24	22.09	21.07
Market price
High	59.63	55.50	58.74	59.65	50.26	45.00	43.39	43.40	59.65	50.26	40.65
Low	52.05	49.50	50.88	49.28	41.88	39.44	39.30	37.79	49.28	37.79	31.00
Close	57.55	55.40	51.90	57.79	49.33	44.65	40.10	41.30	57.55	49.33	38.10

Financial Measures (%) (1)
Five-year average annual total shareholder return	18.9	18.7	14.8	15.2	12.9	7.3	3.8	7.5	18.9	12.9	7.9
Dividend yield	3.1	2.9	3.1	2.4	2.8	3.0	3.3	3.2	2.8	2.7	3.1
Diluted earnings per share growth	9.3	30.5	45.5	33.3	29.3	46.2	35.1	5.6	28.5	28.4	0.8
Diluted cash earnings per share growth	10.0	28.3	44.4	30.4	26.6	41.4	37.3	5.3	27.3	26.9	(1.0)
Return on equity	17.8	21.0	20.4	18.3	17.9	18.0	15.2	14.3	19.4	16.4	13.4
Cash return on equity	18.5	21.7	21.1	19.0	18.5	18.8	15.9	15.1	20.1	17.1	14.2
Net economic profit growth	10.3	53.7	100+	94.9	74.1	100+	100+	6.7	59.6	91.8	(15.2)
Net income growth	9.7	29.9	46.9	33.6	28.9	45.6	36.1	7.1	28.8	28.8	(3.7)
Revenue growth	(3.8)	3.7	12.6	3.7	4.7	8.9	(1.3)	4.6	3.9	4.2	0.4
Revenue growth (teb)	(4.2)	3.9	12.1	3.6	5.4	8.9	(0.6)	5.1	3.7	4.7	–
Net interest margin	1.82	1.87	1.74	1.87	1.85	1.81	1.89	1.88	1.82	1.86	1.95
Net interest margin (teb)	1.87	1.92	1.80	1.92	1.91	1.84	1.96	1.94	1.88	1.91	1.99
Non-interest expense-to-revenue ratio	65.4	64.3	64.2	66.1	65.2	64.4	68.6	69.0	65.0	66.7	68.9
Non-interest expense-to-revenue ratio (teb)	64.6	63.5	63.2	65.0	64.0	63.7	67.2	67.9	64.1	65.7	68.1
Cash non-interest expense-to-revenue ratio (teb)	63.5	62.4	62.2	63.9	63.1	62.6	66.0	66.6	63.0	64.5	67.1
Provision for credit losses as a % of average net loans and acceptances	(0.03)	(0.28)	0.01	0.04	0.25	0.24	0.32	0.39	(0.07)	0.30	0.56
Canadian/U.S. dollar average exchange rate ($)	1.264	1.342	1.339	1.307	1.351	1.374	1.462	1.555	1.313	1.435	1.571
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	6.75	7.83	9.04	11.03	12.15	12.91	14.88	14.66	6.75	12.15	15.16
Cash and securities-to-total assets	25.8	27.3	29.2	29.1	29.1	28.6	26.3	25.4	25.8	29.1	24.9
Tier 1 Capital Ratio	9.81	9.44	9.67	9.65	9.55	9.21	9.10	9.05	9.81	9.55	8.80

(1) All quarterly ratios have been annualized and all growth rates represent year-over-year growth.

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

BMO Financial Group Annual Report 2004	69

Supplemental Information

Table 1 Shareholder Value

As at or for the year ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Market Price per Common Share ($)
High	59.65	50.26	40.65	44.40	35.80	34.80	43.50	30.80	20.83	15.50
Low	49.28	37.79	31.00	32.75	21.00	24.68	25.88	19.53	14.69	12.06
Close	57.55	49.33	38.10	33.86	35.25	28.33	31.55	30.43	20.28	14.88

Common Share Dividends
Dividends declared per share ($)	1.59	1.34	1.20	1.12	1.00	0.94	0.88	0.82	0.74	0.66
Dividends paid per share ($)	1.50	1.29	1.18	1.09	0.99	0.93	0.88	0.80	0.71	0.65
Dividend payout ratio (%)	35.0	38.2	44.0	40.8	30.2	39.6	37.4	35.0	35.1	38.2
Dividend yield (%)	2.8	2.7	3.1	3.3	2.8	3.3	2.8	2.9	3.9	4.4

Total Shareholder Return (%)
Five-year average annual return	18.9	12.9	7.9	14.3	22.9	22.0	23.3	26.1	22.2	23.1
One-year return	20.0	33.4	16.2	(1.2)	29.0	(7.4)	6.4	55.0	42.4	24.1

Common Share Information
Number outstanding (in thousands) End of period	500,897	499,632	492,505	489,085	522,584	534,064	528,866	522,873	519,874	527,369
Average basic	501,656	496,208	490,816	511,286	531,318	531,723	525,021	520,819	522,465	531,264
Average diluted	515,045	507,009	499,464	523,561	540,815	542,920	542,181	538,469	538,271	548,267
Number of shareholder accounts	41,438	42,880	44,072	45,190	46,663	49,369	51,387	53,651	55,571	57,187
Book value per share ($)	24.24	22.09	21.07	19.69	19.63	17.44	16.36	14.59	12.94	11.71
Total market value of shares ($ billions)	28.8	24.6	18.8	16.6	18.4	15.1	16.7	15.9	10.5	7.8
Price-to-earnings multiple (based on diluted EPS)	13.0	14.3	14.2	12.7	10.8	12.1	13.8	13.3	9.8	8.8
Price-to-cash earnings multiple (based on diluted cash EPS)	12.6	13.7	13.5	11.8	10.4	11.5	13.0	12.6	9.3	8.3
Market-to-book value multiple	2.37	2.23	1.81	1.72	1.80	1.62	1.93	2.09	1.57	1.27

Table 2 Summary Income Statement and Growth Statistics ($ millions, except as noted)

						5-year		10-year
For the year ended October 31	2004	2003	2002	2001	2000	CAGR	(2)	CAGR	(2)

Income Statement
Net interest income (teb) (1)	5,061	5,051	4,935	4,641	4,338	2.8		4.3
Non-interest revenue	4,551	4,220	3,924	4,222	4,326	5.3		9.3

Total revenue (teb) (1)	9,612	9,271	8,859	8,863	8,664	3.9		6.3
Provision for credit losses	(103)	455	820	980	358	nm		nm
Non-interest expense	6,157	6,087	6,030	5,671	5,258	3.1		6.7

Income before provision for income taxes, non-controlling interest in subsidiaries and goodwill amortization	3,558	2,729	2,009	2,212	3,048	8.9		9.2
Income taxes (teb) (1)	1,147	840	530	643	1,123	5.6		6.2
Non-controlling interest in subsidiaries	60	64	62	42	19	23.2		18.9

Net income before goodwill amortization	2,351	1,825	1,417	1,527	1,906	10.5		10.8
Amortization of goodwill, net of applicable income tax	–	–	–	56	49	nm		nm

Net income	2,351	1,825	1,417	1,471	1,857	11.2		11.0

Year-over-year growth (%)	28.8	28.8	(3.7)	(20.8)	34.4	na		na

Earnings per Share (EPS) ($)
Basic	4.53	3.51	2.73	2.72	3.30	13.7		11.6
Diluted	4.42	3.44	2.68	2.66	3.25	13.6		11.5
Year-over-year growth (%)	28.5	28.4	0.8	(18.2)	38.9	na		na

Diluted Cash Earnings per Share (Cash EPS) ($) (1)	4.57	3.59	2.83	2.86	3.39	13.2		11.4
Year-over-year growth (%)	27.3	26.9	(1.0)	(15.6)	37.8	na		na

(1) Refer to the Non-GAAP Measures section on page 26.
(2) Compound annual growth rate (CAGR).
nm – not meaningful
na – not applicable

70	BMO Financial Group Annual Report 2004

Table 3 Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Net income	2,351	1,825	1,417	1,471	1,857	1,382	1,350	1,305	1,168	986
Preferred dividends	76	82	79	80	101	117	112	83	69	69

Net income available to common shareholders	2,275	1,743	1,338	1,391	1,756	1,265	1,238	1,222	1,099	917
Average common shareholders’ equity	11,720	10,646	9,973	10,100	9,745	8,976	8,128	7,165	6,457	5,937

Return on equity (%)	19.4	16.4	13.4	13.8	18.0	14.1	15.2	17.1	17.0	15.4
Cash return on equity (%)	20.1	17.1	14.2	14.8	18.8	14.8	16.1	18.0	17.9	16.4
Return on average assets (%)	0.87	0.69	0.57	0.60	0.79	0.61	0.59	0.66	0.74	0.68
Return on average assets available to common shareholders (%)	0.84	0.66	0.54	0.57	0.75	0.56	0.54	0.62	0.69	0.64

Table 4 Summary Balance Sheet ($ millions)

As at October 31	2004	2003	2002	2001	2000

Assets
Cash resources	18,045	19,860	19,305	17,656	18,508
Securities	50,472	54,790	43,715	37,676	46,463
Net loans and acceptances	156,248	146,156	149,596	144,765	142,447
Other assets	40,429	35,688	40,248	39,312	25,978

Total assets	265,194	256,494	252,864	239,409	233,396

Liabilities and Shareholders’ Equity
Deposits	175,190	171,551	161,838	154,290	156,697
Other liabilities	74,420	69,605	75,338	69,763	59,847
Subordinated debt	2,395	2,856	3,794	4,674	4,911
Share capital
Preferred	1,046	1,446	1,517	1,050	1,681
Common	3,857	3,662	3,459	3,375	3,173
Contributed surplus	10	3	–	–	–
Net unrealized foreign exchange gain (loss)	(497)	(195)	419	500	222
Retained earnings	8,773	7,566	6,499	5,757	6,865

Total liabilities and shareholders’ equity	265,194	256,494	252,864	239,409	233,396

Average Daily Balances
Net loans and acceptances	154,863	150,784	147,443	147,370	143,428
Assets	269,792	263,966	247,990	243,248	234,944

Table 5 Liquid Assets ($ millions, except as noted)

As at October 31	2004	2003	2002	2001	2000

Canadian Dollar Liquid Assets
Deposits with other banks	2,270	1,330	1,892	1,535	1,814
Other cash resources	(5)	1,313	2,178	1,296	782
Securities	26,006	28,790	23,471	16,398	20,846

Total Canadian dollar liquid assets	28,271	31,433	27,541	19,229	23,442

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks	14,256	16,774	14,445	13,431	15,125
Other cash resources	1,524	443	790	1,394	787
Securities	24,466	26,000	20,244	21,278	25,617

Total U.S. dollar and other currencies liquid assets	40,246	43,217	35,479	36,103	41,529

Total Liquid Assets (1)	68,517	74,650	63,020	55,332	64,971
Cash and securities-to-total assets (%)	25.8	29.1	24.9	23.1	27.8
Pledged assets included in total liquid assets (2)	18,812	18,698	18,859	16,106	17,553

(1) Includes liquid assets pledged as security for securities sold but not yet purchased, securities sold under repurchase agreements and other secured liabilities.
(2) Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.

BMO Financial Group Annual Report 2004	71

Supplemental Information

Table 6 Other Statistical Information

As at October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Other Information
Employees (1)	33,593	33,993	34,568	34,693	33,884	33,464	33,400	34,286	33,468	33,341
Bank branches	1,174	1,142	1,134	1,129	1,135	1,198	1,216	1,246	1,296	1,245
Automated banking machines (Canada)	1,993	2,023	2,000	1,982	1,987	2,039	2,069	2,035	2,017	1,763

Rates
Average Canadian prime rate (%)	4.05	4.69	4.15	6.55	7.05	6.49	6.44	4.80	6.67	8.58
Average U.S. prime rate (%)	4.17	4.17	4.79	7.68	9.18	8.00	8.59	8.51	8.49	8.89
Canadian/U.S. dollar exchange rates ($)
High	1.40	1.59	1.61	1.49	1.44	1.45	1.40	1.33	1.34	1.33
Low	1.22	1.30	1.51	1.59	1.53	1.56	1.58	1.41	1.38	1.42
Average	1.32	1.44	1.57	1.54	1.48	1.50	1.46	1.37	1.37	1.38
End of period	1.22	1.32	1.56	1.59	1.52	1.47	1.54	1.41	1.34	1.34

(1)  Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7 Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2004	2003	2002	2001	2000	CAGR	CAGR

Net Interest Income
Net interest income as reported	4,922	4,899	4,829	4,499	4,204	2.8	4.2
Taxable equivalent basis adjustment (teb)	139	152	106	142	134	0.3	7.6

Net interest income (teb)	5,061	5,051	4,935	4,641	4,338	2.8	4.3

Year-over-year growth (%)	0.2	2.3	6.3	7.0	(1.8)	na	na

Net Interest Margin
Total average assets	269,792	263,966	247,990	243,248	234,944	3.5	8.2
Net interest margin (as reported) (%)	1.82	1.86	1.95	1.85	1.79	na	na
Net interest margin (teb) (%)	1.88	1.91	1.99	1.91	1.85	na	na
Canadian dollar net interest margin (teb) (%)	2.16	2.36	2.58	2.78	2.70	na	na
U.S. dollar and other currencies net interest margin (teb) (%)	1.37	1.32	1.37	1.15	1.01	na	na

Non-Interest Revenue
Securities commissions and fees	1,055	894	813	742	859	9.6	12.9
Deposit and payment service charges	746	756	732	670	646	3.9	5.5
Trading revenues	200	275	209	490	388	(7.4)	(1.2)
Lending fees	317	293	306	352	322	(0.8)	5.8
Card fees	261	290	260	204	216	5.0	2.1
Investment management and custodial fees	307	303	314	336	373	(6.0)	4.5
Mutual fund revenues	378	321	309	251	232	12.8	21.0
Securitization revenues	177	244	329	331	343	(9.7)	NA
Underwriting and advisory fees	343	268	228	234	210	14.4	NA
Investment securities gains (losses)	175	(41)	(146)	123	183	nm	16.9
Foreign exchange, other than trading	177	160	151	127	146	5.9	7.1
Insurance income	139	124	105	125	96	13.7	10.6
Other revenues	276	333	314	237	312	8.8	14.0

Total non-interest revenue	4,551	4,220	3,924	4,222	4,326	5.3	9.3

Year-over-year growth (%)	7.8	7.6	(7.1)	(2.4)	23.2	na	na
Non-interest revenue as a % of total revenue (teb)	47.3	45.5	44.3	47.6	49.9	na	na

Total Revenue (as reported)	9,473	9,119	8,753	8,721	8,530	4.0	6.3
Total Revenue (teb)	9,612	9,271	8,859	8,863	8,664	3.9	6.3
Year-over-year growth (teb) (%)	3.7	4.7	–	2.3	9.3	na	na

NA – not available
na – not applicable
nm – not meaningful

72	BMO Financial Group Annual Report 2004

Table 8 Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2004	2003	2002	2001	2000	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	1,901	1,981	2,021	1,883	1,805	(1.2)	1.9
Performance-based compensation	1,148	1,058	941	974	995	17.6	NA
Employee benefits	583	539	441	355	265	15.1	9.8

Total employee compensation	3,632	3,578	3,403	3,212	3,065	5.2	7.3

Premises and equipment
Rental of real estate	182	174	179	134	130	4.5	3.8
Premises, furniture and fixtures	263	271	286	289	272	(0.9)	3.4
Property taxes	52	52	52	52	47	0.3	3.0
Computers and equipment	755	767	763	678	622	3.0	11.8

Total premises and equipment	1,252	1,264	1,280	1,153	1,071	2.2	7.6

Other expenses
Communications	138	162	173	194	259	(12.4)	(2.6)
Business and capital taxes	99	106	77	103	110	(5.2)	0.4
Professional fees	262	255	291	288	335	(5.2)	8.9
Travel and business development	239	225	261	248	236	1.0	5.2
Other (1)	431	392	458	430	202	14.9	8.2

Total other expenses	1,169	1,140	1,260	1,263	1,142	(0.2)	4.9

Amortization of intangible assets	104	105	87	43	23	37.6	20.8
Restructuring charge	–	–	–	–	(43)	nm	nm

Total Non-Interest Expense	6,157	6,087	6,030	5,671	5,258	3.1	6.7

Year-over-year growth (%)	1.1	0.9	6.3	7.8	(0.6)	na	na
Non-interest expense-to-revenue ratio (%)	64.1	65.7	68.1	64.0	60.7	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	163	156	150	148	133	5.2	5.5
Property taxes	52	52	52	52	47	0.3	3.0
Provincial capital taxes	91	100	69	93	100	(5.8)	2.4
Business taxes	8	6	8	10	10	1.6	(9.9)
Goods and services tax and sales tax	149	158	142	126	125	4.7	7.8

Total government levies other than income taxes	463	472	421	429	415	1.7	4.5

Provision for (recovery of) income taxes reported in:
Statement of income
Provision	1,008	688	424	501	989	6.5	6.1
Amortization of goodwill	–	–	–	(6)	(5)	nm	nm
Statement of retained earnings	246	601	77	(350)	(153)	9.3	nm

Total income taxes	1,254	1,289	501	145	831	7.2	8.8

Total Government Levies and Taxes	1,717	1,761	922	574	1,246	5.5	7.5

Total government levies and taxes as a % of net income before taxes and government levies	44.9	59.0	40.8	24.0	38.3	na	na
Effective tax rate (teb)	32.2	30.8	26.4	29.1	36.9	na	na

(1) Effective 2001, processing fees paid to Symcor are included in other expenses.
(2) Government levies are included in various non-interest expense categories.
NA – not available
na – not applicable
nm – not meaningful

BMO Financial Group Annual Report 2004	73

Supplemental Information

Table 9 Average Assets, Liabilities and Interest Rates (teb) ($ millions, except as noted)

	2004			2003			2002

		Average	Interest		Average	Interest		Average	Interest
	Average	interest	income/	Average	interest	income/	Average	interest	income/
For the year ended October 31	balances	rate (%)	expense	balances	rate (%)	expense	balances	rate (%)	expense

Assets

Canadian Dollar
Deposits with other banks	1,682	2.50	42	1,679	3.07	52	2,377	2.81	68
Securities	28,924	3.25	940	27,041	3.45	933	23,441	3.49	817
Loans
Residential mortgages	48,592	4.90	2,380	43,804	5.31	2,324	39,710	5.60	2,222
Non-residential mortgages	2,439	6.27	153	2,352	6.40	151	2,272	6.69	151
Consumer instalment and other personal	15,863	5.35	849	14,964	6.12	916	14,582	5.91	861
Credit cards	3,288	10.63	349	2,570	10.78	277	1,635	10.42	170
Businesses and governments (1)	33,002	4.01	1,324	29,158	4.87	1,419	27,509	4.52	1,244

Total loans	103,184	4.90	5,055	92,848	5.48	5,087	85,708	5.42	4,648

Other non-interest bearing assets	39,313			29,877			15,789

Total Canadian dollar	173,103	3.49	6,037	151,445	4.01	6,072	127,315	4.35	5,533

U.S. Dollar and Other Currencies
Deposits with other banks	17,408	2.28	396	13,720	2.22	304	13,244	3.29	436
Securities	26,070	2.59	675	24,977	3.28	819	19,902	4.54	903
Loans
Residential mortgages	5,848	4.54	265	5,646	5.03	284	5,307	6.12	325
Non-residential mortgages	2,158	5.63	122	2,008	6.35	127	1,977	6.82	135
Consumer instalment and other personal	7,352	4.45	327	6,330	5.16	326	5,507	6.19	341
Credit cards	24	4.89	1	59	2.88	2	55	3.49	2
Businesses and governments (1)	30,781	3.16	973	37,424	3.06	1,145	41,153	3.81	1,565

Total loans	46,163	3.66	1,688	51,467	3.66	1,884	53,999	4.39	2,368

Other non-interest bearing assets	7,048			22,357			33,530

Total U.S. dollar and other currencies	96,689	2.85	2,759	112,521	2.67	3,007	120,675	3.07	3,707

Total All Currencies
Total assets and interest income	269,792	3.26	8,796	263,966	3.44	9,079	247,990	3.73	9,240

Liabilities

Canadian Dollar
Deposits
Banks	1,737	1.70	29	1,609	2.29	37	1,455	1.18	17
Businesses and governments	45,200	0.83	376	37,403	1.10	411	34,955	0.77	268
Individuals	56,783	2.18	1,239	55,037	2.48	1,366	50,180	2.62	1,317

Total deposits	103,720	1.58	1,644	94,049	1.93	1,814	86,590	1.85	1,602
Subordinated debt and other interest bearing liabilities	19,599	3.35	656	17,350	3.96	687	15,665	4.10	643
Other non-interest bearing liabilities	37,049			28,274			14,038

Total Canadian dollar	160,368	1.43	2,300	139,673	1.79	2,501	116,293	1.93	2,245

U.S. Dollar and Other Currencies
Deposits
Banks	22,539	1.53	345	20,428	1.49	304	15,583	2.17	338
Businesses and governments	33,353	1.67	556	31,396	1.74	546	33,752	2.20	742
Individuals	18,328	1.09	199	19,745	1.49	293	20,464	2.20	451

Total deposits	74,220	1.48	1,100	71,569	1.60	1,143	69,799	2.19	1,531
Subordinated debt and other interest bearing liabilities	19,042	1.76	335	23,506	1.63	384	21,782	2.43	529
Other non-interest bearing liabilities	3,033			17,092			28,686

Total U.S. dollar and other currencies	96,295	1.49	1,435	112,167	1.36	1,527	120,267	1.71	2,060

Total All Currencies
Total liabilities and interest expense	256,663	1.46	3,735	251,840	1.60	4,028	236,560	1.82	4,305
Shareholders’ equity	13,129			12,126			11,430

Total Liabilities, Interest Expense and Shareholders’ Equity	269,792	1.38	3,735	263,966	1.53	4,028	247,990	1.74	4,305

Net interest margin and net interest income		1.88	5,061		1.91	5,051		1.99	4,935

(1) Includes securities purchased under resale agreements.

74	BMO Financial Group Annual Report 2004

Table 10 Volume/Rate Analysis of Changes in Net Interest Income (teb) ($ millions)

	2004/2003			2003/2002

	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	–	(10)	(10)	(20)	4	(16)
Securities	66	(59)	7	126	(10)	116
Loans
Residential mortgages	254	(198)	56	229	(127)	102
Non-residential mortgages	5	(3)	2	7	(7)	–
Consumer instalment and other personal	55	(122)	(67)	23	32	55
Credit cards	77	(5)	72	98	9	107
Businesses and governments	187	(282)	(95)	75	100	175

Total loans	578	(610)	(32)	432	7	439

Other non-interest bearing assets	–			–

Change in Canadian dollar interest income	644	(679)	(35)	538	1	539

U.S. Dollar and Other Currencies
Deposits with other banks	81	11	92	15	(147)	(132)
Securities	36	(180)	(144)	231	(315)	(84)
Loans
Residential mortgages	10	(29)	(19)	21	(62)	(41)
Non-residential mortgages	10	(15)	(5)	1	(9)	(8)
Consumer instalment and other personal	53	(52)	1	50	(65)	(15)
Credit cards	(1)	–	(1)	–	–	–
Businesses and governments	(204)	32	(172)	(140)	(280)	(420)

Total loans	(132)	(64)	(196)	(68)	(416)	(484)

Other non-interest bearing assets	–			–

Change in U.S. dollar and other currencies interest income	(15)	(233)	(248)	178	(878)	(700)

Total All Currencies
Change in total interest income	629	(912)	(283)	716	(877)	(161)

Liabilities

Canadian Dollar
Deposits
Banks	2	(10)	(8)	2	18	20
Businesses and governments	86	(121)	(35)	19	124	143
Individuals	43	(170)	(127)	128	(79)	49

Total deposits	131	(301)	(170)	149	63	212
Subordinated debt and other interest bearing liabilities	89	(120)	(31)	69	(25)	44
Other non-interest bearing liabilities	–			–

Change in Canadian dollar interest expense	220	(421)	(201)	218	38	256

U.S. Dollar and Other Currencies
Deposits
Banks	31	10	41	105	(139)	(34)
Businesses and governments	34	(24)	10	(51)	(145)	(196)
Individuals	(21)	(73)	(94)	(16)	(142)	(158)

Total deposits	44	(87)	(43)	38	(426)	(388)
Subordinated debt and other interest bearing liabilities	(73)	24	(49)	42	(187)	(145)
Other non-interest bearing liabilities	–			–

Change in U.S. dollar and other currencies interest expense	(29)	(63)	(92)	80	(613)	(533)

Total All Currencies
Change in total interest expense	191	(484)	(293)	298	(575)	(277)

Change in total net interest income	438	(428)	10	418	(302)	116

BMO Financial Group Annual Report 2004	75

Supplemental Information

Table 11 Net Loans and Acceptances – Segmented Information ($ millions)

	Canada					United States					Other countries					Total
As at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Consumer
Residential mortgages (1)	47,533	43,533	38,865	33,741	32,342	5,728	5,307	5,469	5,000	4,211	–	–	–	–	–	53,261	48,840	44,334	38,741	36,553
Cards	3,698	2,963	2,275	1,521	1,382	4	4	5	6	25	–	–	–	–	–	3,702	2,967	2,280	1,527	1,407
Consumer instalment and other personal loans	16,971	15,589	14,950	14,258	14,395	7,914	6,512	6,214	4,841	3,638	–	–	–	–	–	24,885	22,101	21,164	19,099	18,033

Total consumer	68,202	62,085	56,090	49,520	48,119	13,646	11,823	11,688	9,847	7,874	–	–	–	–	–	81,848	73,908	67,778	59,367	55,993

Commercial and corporate
Commercial and corporate, excluding securities purchased under resale agreements (2)	36,058	33,844	34,012	35,847	35,886	20,481	24,441	30,287	33,881	31,818	1,723	1,867	3,035	1,896	3,300	58,262	60,152	67,334	71,624	71,004
Securities purchased under resale agreements	12,475	6,288	8,491	8,397	6,693	4,673	6,988	7,173	6,557	9,615	–	–	–	–	–	17,148	13,276	15,664	14,954	16,308

Total commercial and corporate	48,533	40,132	42,503	44,244	42,579	25,154	31,429	37,460	40,438	41,433	1,723	1,867	3,035	1,896	3,300	75,410	73,428	82,998	86,578	87,312

Lesser-developed countries (LDCs) (2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	222	–	–	–	–	222

Total loans and acceptances, net of specific allowances	116,735	102,217	98,593	93,764	90,698	38,800	43,252	49,148	50,285	49,307	1,723	1,867	3,035	1,896	3,522	157,258	147,336	150,776	145,945	143,527
General allowance	(630)	(800)	(800)	(855)	(930)	(380)	(380)	(380)	(325)	(150)	–	–	–	–	–	(1,010)	(1,180)	(1,180)	(1,180)	(1,080)

Total net loans and acceptances	116,105	101,417	97,793	92,909	89,768	38,420	42,872	48,768	49,960	49,157	1,723	1,867	3,035	1,896	3,522	156,248	146,156	149,596	144,765	142,447

Table 12 Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Consumer
Residential mortgages	120	137	119	126	138	–	–	–	–	–	–	–	–	–	–	120	137	119	126	138
Consumer instalment and other personal loans	30	39	39	54	48	5	5	10	2	–	–	–	–	–	–	35	44	49	56	48

Total consumer	150	176	158	180	186	5	5	10	2	–	–	–	–	–	–	155	181	168	182	186
Commercial and corporate (2)	183	219	378	354	335	421	766	872	692	432	62	147	150	17	31	666	1,132	1,400	1,063	798

Total impaired loans and acceptances, net of specific allowances for credit losses	333	395	536	534	521	426	771	882	694	432	62	147	150	17	31	821	1,313	1,568	1,245	984
General allowance	(630)	(800)	(800)	(855)	(930)	(380)	(380)	(380)	(325)	(150)	–	–	–	–	–	(1,010)	(1,180)	(1,180)	(1,180)	(1,080)

Total net impaired loans and acceptances (NIL)	(297)	(405)	(264)	(321)	(409)	46	391	502	369	282	62	147	150	17	31	(189)	133	388	65	(96)

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	6.75	12.15	15.16	14.17	10.51
NIL as a % of net loans and acceptances (3)	(0.26)	(0.40)	(0.27)	(0.35)	(0.46)	0.12	0.91	1.03	0.74	0.57	3.60	7.87	4.94	0.90	0.88	(0.12)	0.09	0.26	0.05	(0.07)
NIL as a % of net loans and acceptances (3)
To consumer	0.22	0.28	0.28	0.36	0.39	0.04	0.04	0.09	0.02	–	–	–	–	–	–	0.19	0.24	0.25	0.31	0.33
To commercial and corporate, excluding securities purchased under resale agreements (2)	0.51	0.65	1.11	0.99	0.93	2.06	3.13	2.88	2.04	1.36	3.60	7.87	4.94	0.90	0.94	1.14	1.88	2.08	1.48	1.12

(1)	Excludes residential mortgages classified as commercial corporate loans (2004 – $3.2 billion, 2003 – $3.3 billion, 2002 – $3.2 billion, 2001 – $3.2 billion, 2000 – $2.9 billion).
(2)	There are no impaired loans and acceptances for LDCs and securities purchased under resale agreements and no related allowances.
(3)	Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.
(4)	Loans and acceptances returning to performing status, sales and repayments.
(5)	Excludes ACL for off-balance sheet exposure of $6 million in 2003.
NA – not available

76	BMO Financial Group Annual Report 2004

Table 13  Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2004	2003	2002	2001	2000

Net Loans and Acceptances by Province
Atlantic provinces	5,934	6,097	5,767	4,644	4,460
Quebec	15,707	15,163	14,409	13,685	14,602
Ontario	63,509	51,650	51,045	49,554	43,794
Prairie provinces	16,094	13,678	12,772	13,365	14,722
British Columbia and territories	15,491	15,629	14,600	12,516	13,120

Total net loans and acceptances in Canada	116,735	102,217	98,593	93,764	90,698

Net Commercial and Corporate Loans by Industry, excluding Securities Purchased under Resale Agreements (2)
Commercial mortgages	7,954	7,684	7,591	7,352	6,616
Commercial real estate	3,517	3,294	3,592	3,816	3,100
Construction (non-real estate)	939	1,009	722	931	1,156
Retail trade	3,242	3,276	3,039	3,181	3,092
Wholesale trade	2,558	2,735	2,884	2,912	2,976
Agriculture	2,536	2,597	2,693	2,659	2,475
Communications	1,415	1,742	2,724	3,261	3,079
Manufacturing	6,495	7,499	8,467	11,006	11,290
Mining	290	430	581	745	794
Oil and gas	2,863	1,913	3,611	4,055	4,566
Transportation	951	1,143	1,303	1,523	1,717
Utilities	771	937	1,418	1,590	1,624
Forest products	544	698	981	1,177	1,378
Service industries	6,451	6,225	6,680	6,658	6,871
Financial institutions	11,336	13,974	17,072	16,168	14,730
Other	6,400	4,996	3,976	4,590	5,540

	58,262	60,152	67,334	71,624	71,004

Table 14  Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2004	2003	2002	2001	2000

Net Impaired Commercial and Corporate Loans (2)
Commercial mortgages	32	46	25	39	38
Commercial real estate	36	17	16	18	26
Construction (non-real estate)	17	27	3	47	6
Retail trade	37	10	51	120	48
Wholesale trade	19	104	77	47	12
Agriculture	18	17	24	10	18
Communications	149	202	429	78	19
Manufacturing	123	228	273	126	81
Mining	–	63	9	6	–
Oil and gas	–	–	71	77	102
Transportation	28	29	130	167	153
Utilities	75	252	162	154	1
Forest products	5	32	23	48	55
Service industries	68	71	63	102	115
Financial institutions	23	34	14	25	113
Other	36	–	30	(1)	11

	666	1,132	1,400	1,063	798

Table 15  Changes in Impaired Loans and Acceptances ($ millions)

As at or for the year ended October 31	2004	2003	2002	2001	2000

Gross impaired loans and acceptances, beginning of year	1,918	2,337	2,014	1,501	1,092

Additions to impaired loans and acceptances	607	1,303	1,945	2,041	1,106
Reductions in impaired loans and acceptances (4)	(936)	(1,156)	(738)	(830)	(446)

Net new additions	(329)	147	1,207	1,211	660

Write-offs	(470)	(566)	(884)	(698)	(251)

Gross Impaired Loans and Acceptances, End of Year	1,119	1,918	2,337	2,014	1,501

Allowance for credit losses (ACL), beginning of year	1,785	1,949	1,949	1,597	1,348
Increases – specific allowance	163	402	884	950	390
Increases – general allowance	(170)	–	–	100	110
Write-offs	(470)	(566)	(884)	(698)	(251)

Allowance for Credit Losses (5), End of Year	1,308	1,785	1,949	1,949	1,597

(1)	Excludes residential mortgages classified as commercial corporate loans (2004 – $3.2 billion, 2003 – $3.3 billion, 2002 – $3.2 billion, 2001 – $3.2 billion, 2000 – $2.9 billion).
(2)	There are no impaired loans and acceptances for LDCs and securities purchased under resale agreements and no related allowances.
(3)	Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.
(4)	Loans and acceptances returning to performing status, sales and repayments.
(5)	Excludes ACL for off-balance sheet exposure of $6 million in 2003.
NA – not available

BMO Financial Group Annual Report 2004	77

Supplemental Information

Table 16 Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Allowance for credit losses (ACL), beginning of year	1,013	1,200	1,266	1,170	963	661	700	646	382	335	117	49	37	45	129	1,791	1,949	1,949	1,597	1,427
Provision for credit losses	(1)	211	561	402	271	(46)	211	255	570	120	(56)	33	4	8	(33)	(103)	455	820	980	358
Transfer of allowance	–	(70)	(231)	26	68	–	5	225	(15)	(59)	–	65	6	(11)	(9)	–	–	–	–	–
Recoveries	35	28	28	25	30	94	60	39	15	14	2	–	1	–	–	131	88	68	40	44
Write-offs	(283)	(341)	(419)	(361)	(164)	(157)	(211)	(465)	(331)	(42)	(30)	(14)	–	(6)	(45)	(470)	(566)	(884)	(698)	(251)
Other, including foreign exchange rate changes	(2)	(15)	(5)	4	2	(38)	(104)	–	25	14	(1)	(16)	1	1	3	(41)	(135)	(4)	30	19

Allowance for credit losses, end of year	762	1,013	1,200	1,266	1,170	514	661	700	646	382	32	117	49	37	45	1,308	1,791	1,949	1,949	1,597

Allocation of Write-offs by Market
Consumer	(185)	(155)	(153)	(144)	(129)	(21)	(23)	(23)	(13)	(10)	–	–	–	–	–	(206)	(178)	(176)	(157)	(139)
Commercial and corporate	(98)	(186)	(266)	(217)	(35)	(136)	(188)	(442)	(318)	(32)	(30)	(14)	–	(6)	–	(264)	(388)	(708)	(541)	(67)
Lesser-developed countries (LDCs)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(45)	–	–	–	–	(45)
Allocation of Recoveries by Market
Consumer	29	26	22	19	18	12	10	8	6	5	–	–	–	–	–	41	36	30	25	23
Commercial and corporate	6	2	6	6	12	82	50	31	9	9	2	–	1	–	–	90	52	38	15	21
Net write-offs as a % of average loans and acceptances	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	0.2	0.3	0.6	0.4	0.1

Table 17 Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total
As at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000

Consumer
Residential mortgages	5	5	5	6	6	–	–	–	–	–	–	–	–	–	–	5	5	5	6	6
Consumer instalment and other personal loans	2	2	4	6	3	–	–	–	2	2	–	–	–	–	–	2	2	4	8	5

Total consumer	7	7	9	12	9	–	–	–	2	2	–	–	–	–	–	7	7	9	14	11
Commercial and corporate (1)	125	200	391	399	231	134	281	320	319	230	32	117	49	37	45	291	598	760	755	506
Off-balance sheet	–	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	6	–	–	–

Total specific allowance	132	213	400	411	240	134	281	320	321	232	32	117	49	37	45	298	611	769	769	517
General allowance	630	800	800	855	930	380	380	380	325	150	–	–	–	–	–	1,010	1,180	1,180	1,180	1,080

Allowance for credit losses	762	1,013	1,200	1,266	1,170	514	661	700	646	382	32	117	49	37	45	1,308	1,791	1,949	1,949	1,597

Coverage Ratios
ACL as a % of gross impaired loans and acceptances
Total	163.9	167.3	128.2	134.0	153.7	91.8	62.8	58.2	63.6	57.5	34.0	44.3	24.6	68.5	59.2	116.9	93.1	83.4	96.8	106.4
Consumer	4.5	3.8	5.4	6.2	4.6	–	–	–	50.0	100.0	na	na	na	na	na	4.3	3.7	5.1	7.1	5.6
Commercial and corporate (1)	40.6	47.7	50.8	53.0	40.8	24.1	26.8	26.7	31.6	34.8	34.0	44.3	24.6	68.5	59.2	30.4	34.6	35.2	41.5	38.8

(1) There are no impaired securities purchased under resale agreements and no related allowances.
NA – not available
na – not applicable

78	BMO Financial Group Annual Report 2004

Table 18 Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2004	2003	2002	2001	2000

Consumer
Residential mortgages	3	8	7	6	5
Cards	106	78	58	48	35
Consumer instalment and other personal loans	60	55	79	74	73

	169	141	144	128	113

Commercial and Corporate (1)
Commercial mortgages	2	1	6	10	(1)
Commercial real estate	6	(16)	(2)	(1)	1
Construction (non-real estate)	9	1	(23)	28	(2)
Retail trade	2	(7)	29	74	20
Wholesale trade	9	(1)	19	114	3
Agriculture	20	5	2	(1)	(10)
Communications	(12)	7	399	129	–
Manufacturing	(37)	116	94	280	81
Mining	(1)	10	–	5	–
Oil and gas	(4)	(18)	22	(22)	6
Transportation	(17)	29	17	38	68
Utilities	(87)	69	69	17	(1)
Forest products	(7)	37	4	–	3
Service industries	13	58	19	18	14
Financial institutions	13	2	23	64	(6)
Other	(11)	21	(2)	(1)	1

	(102)	314	676	752	177

Total specific provisions	67	455	820	880	290
Change in general allowance	(170)	–	–	100	110
Change in country risk allowance	–	–	–	–	(42)

Total provision for credit losses	(103)	455	820	980	358

(1) There has been no provision for credit losses on securities purchased under resale agreements.

Table 19 Specific Allowance for Credit Losses – Segmented Information ($ millions)

As at October 31	2004	2003	2002	2001	2000

Commercial and Corporate Specific Allowance by Industry
Commercial mortgages	–	–	–	6	–
Commercial real estate	4	3	9	12	30
Construction (non-real estate)	20	2	5	31	5
Retail trade	7	8	18	59	23
Wholesale trade	14	40	109	80	12
Agriculture	12	7	14	3	10
Communications	46	85	116	60	30
Manufacturing	79	158	175	300	96
Mining	–	–	–	–	–
Oil and gas	–	2	20	18	51
Transportation	6	36	64	77	77
Utilities	46	141	87	19	2
Forest products	8	34	6	10	19
Service industries	23	49	44	48	85
Financial institutions	10	21	29	26	35
Other	16	12	64	6	31

Total specific allowance for credit losses on commercial and corporate loans (1)	291	598	760	755	506

(1) There are no impaired securities purchased under resale agreements and no related allowances.

BMO Financial Group Annual Report 2004	79

Supplemental Information

Table 20 Capital Adequacy ($ millions, except as noted)

As at October 31		2004	2003	2002	2001	2000

Tier 1 –	Common shareholders’ equity	12,143	11,036	10,377	9,632	10,260
	Non-cumulative preferred shares	1,046	1,446	1,517	1,050	1,681
	Innovative Tier 1 preferred shares	1,745	1,150	1,150	1,150	350
	Non-controlling interest in subsidiaries	44	39	32	32	20
	Goodwill and excess intangible assets (1)	(1,507)	(1,334)	(1,547)	(798)	(447)

	Tier 1 capital	13,471	12,337	11,529	11,066	11,864

Tier 2 –	Subsidiary preferred shares (2)	296	320	377	397	–
	Subordinated debt	1,783	1,981	3,171	4,133	4,550
	General allowance for credit losses (3)	1,010	1,130	1,147	1,180	1,007

	Tier 2 capital	3,089	3,431	4,695	5,710	5,557

	First loss protection	(128)	(149)	(192)	(325)	(511)
	Investment in non-consolidated subsidiaries/substantial investments	(901)	–	–	–	(821)

	Total capital	15,531	15,619	16,032	16,451	16,089

	Risk-weighted assets	137,323	129,163	131,078	135,768	134,360
	Risk-weighted capital ratios (%)
	Tier 1 Capital Ratio	9.81	9.55	8.80	8.15	8.83
	Total Capital Ratio	11.31	12.09	12.23	12.12	11.97
	U.S. basis Tier 1 Capital Ratio	9.44	9.17	8.32	7.87	8.47
	U.S. basis Total Capital Ratio	11.45	11.60	11.60	11.69	12.50
	Assets-to-capital multiple	17.0	16.4	15.8	14.2	14.8
	Equity-to-assets ratio (%)	5.8	5.5	5.3	5.1	5.4

(1)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital as required by OSFI guidelines.
(2)	Reflects the qualification of existing preferred shares of a subsidiary as Tier 2 capital.
(3)	OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and a percentage of risk-weighted assets (0.875% since 2002).

Table 21 Risk-Weighted Assets ($ millions, except as noted)

As at October 31				2004	2003
		Credit	Risk	Risk-	Risk-
		risk	weighting	weighted	weighted
	Balance	equivalent	%	balance	balance

Balance sheet items
Cash resources	18,045	18,045	0–20	3,426	3,675
Securities	50,472	50,472	0–100	4,722	5,024
Mortgages	61,201	61,201	0–100	20,117	17,355
Other loans and acceptances	95,047	95,047	0–100	69,188	67,086
Other assets	40,429	40,429	0–100	9,084	8,997

Total balance sheet items	265,194	265,194		106,537	102,137

Off-balance sheet items
Guarantees and standby letters of credit	13,042	11,447	0–100	9,379	7,666
Securities lending	548	44	0–100	20	37
Documentary and commercial letters of credit	706	141	0–100	75	74
Commitments to extend credit:
Original maturity of one year and under	66,826	–	0	–	–
Original maturity of over one year	18,830	9,415	0–100	9,103	10,596
Derivative financial instruments	1,729,930	23,747	0–50	6,886	5,503

Total off-balance sheet items	1,829,882	44,794		25,463	23,876

Total risk-weighted assets – credit risk				132,000	126,013
Total risk-weighted assets – market risk				5,323	3,150
Total risk-weighted assets				137,323	129,163
Total risk-weighted assets – U.S. basis				139,159	130,140

80	BMO Financial Group Annual Report 2004

Table 22 Average Deposits ($ millions, except as noted)

	2004		2003		2002
		Average		Average		Average
	Average	rate	Average	rate	Average	rate
	balance	paid (%)	balance	paid (%)	balance	paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	7,717	0.69	7,096	0.87	6,646	1.12
Demand deposits – non-interest bearing	10,000	–	9,244	–	8,327	–
Payable after notice	36,187	1.26	33,392	1.47	32,526	1.22
Payable on a fixed date	64,413	2.07	57,175	2.34	51,670	2.54

Total deposits booked in Canada	118,317	1.56	106,907	1.77	99,169	1.80

Deposits Booked in the U.S. and Other Countries
U.S. demand deposits	10,174	0.75	10,700	0.85	11,449	1.20
Other U.S. deposits payable after notice or on a fixed date	29,372	1.40	32,729	2.02	36,007	2.55
Deposits booked in other countries	20,077	2.05	15,282	2.05	9,764	2.83

Total Average Deposits	177,940	1.54	165,618	1.79	156,389	2.00

As at October 31, 2004, 2003 and 2002: deposits by foreign depositors in our Canadian bank offices amounted to $9,838 million, $8,739 million and $8,612 million, respectively; total deposits payable after notice included $19,225 million, $18,691 million and $19,581 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $19,542 million, $18,872 million and $14,953 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 23 Unrealized Gains (Losses) on Investment Securities ($ millions)

			Unrealized gains (losses)(1)
As at October 31	Book value	Fair value	2004	2003	2002	2001	2000

Government Debt and Other Securities
Canadian governments	211	211	–	1	(2)	(13)	13
U.S. governments	8,257	8,257	–	134	249	202	(84)
Mortgage-backed securities	1,365	1,369	4	15	29	53	(139)
Corporate debt	2,885	2,906	21	89	62	11	(117)
Corporate equity	1,984	2,044	60	71	(19)	2	101
Other governments	315	316	1	2	2	3	–

Total government debt and other securities	15,017	15,103	86	312	321	258	(226)
Grupo Financiero Bancomer	–	–	–	–	–	–	277
Equity investment in 724 Solutions Inc.	–	–	–	–	–	(14)	134

Total investment securities	15,017	15,103	86	312	321	244	185

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or by hedge contracts.

Table 24 Contractual Obligations ($ millions)

	Less than	1–3	4–5	Over 5	No fixed
As at October 31, 2004	one year	years	years	years	maturity	Total

Subordinated debt	365	365	140	1,525	–	2,395
Operating leases	220	320	198	444	–	1,182
Deposits (1)	68,617	20,915	6,589	1,924	77,145	175,190
Capital trust securities (2)	–	–	–	1,745	–	1,745

Total	69,202	21,600	6,927	5,638	77,145	180,512

(1)	Includes fixed maturity deposits of $17.7 billion that are redeemable at the customers’ option under certain conditions.
(2)	Represents Innovative Tier 1 capital instruments.

BMO Financial Group Annual Report 2004	81

Statement of Management’s Responsibility
for Financial Information

Bank of Montreal’s management is responsible for presentation and preparation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
     The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.
     The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
     The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
     In meeting our responsibility for the reliability of financial information, we maintain and rely on a comprehensive system of internal control and internal audit, including organizational and procedural controls and internal controls over financial reporting. Our system of internal control includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; careful selection and training of personnel; and sound and conservative accounting policies which we regularly update. This structure ensures appropriate internal control over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
     We, as Bank of Montreal’s Chief Executive Officer and Chief Financial Officer, will certify Bank of Montreal’s annual disclosure document filed with the SEC (Form 40-F) as required by the United States Sarbanes-Oxley Act.
     In order to provide their opinion on our consolidated financial statements, the Shareholders’ Auditors review our system of internal control and conduct their work to the extent that they consider appropriate.
     The Board of Directors, based on recommendations from its Audit and Conduct Review Committees and its Risk Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A, and oversees management’s responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions.
     The Shareholders’ Auditors and the Bank’s Chief Auditor have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

/s/ F. Anthony Comper	/s/ Karen E. Maidment	Canada
President and Chief Executive Officer	Senior Executive Vice-President and Chief Financial Officer	November 23, 2004

Shareholders’Auditors’ Report

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheet of Bank of Montreal as at October 31, 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bank of Montreal as at October 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
     The consolidated balance sheet as at October 31, 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2003, prepared in accordance with Canadian generally accepted accounting principles, were audited by KPMG LLP and PricewaterhouseCoopers LLP, who expressed an opinion without reservation on those statements in the shareholders’ auditors’ report dated November 25, 2003.

/s/ KPMG LLP	Canada
Chartered Accountants	November 23, 2004

82	BMO Financial Group Annual Report 2004

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2004	2003

Assets
Cash Resources (Notes 2 and 25)	$18,045	$19,860

Securities (Notes 3 and 25)
Investment (fair value $15,103 in 2004 and $19,972 in 2003)	15,017	19,660
Trading	35,444	35,119
Loan substitutes	11	11

	50,472	54,790

Loans (Notes 4 and 7)
Residential mortgages	56,444	52,095
Consumer instalment and other personal	24,887	22,103
Credit cards	3,702	2,967
Businesses and governments	50,020	51,889
Securities purchased under resale agreements	17,148	13,276

	152,201	142,330
Customers’ liability under acceptances	5,355	5,611
Allowance for credit losses (Note 4)	(1,308)	(1,785)

	156,248	146,156

Other Assets
Derivative financial instruments (Note 9)	25,448	21,216
Premises and equipment (Note 10)	2,020	2,045
Goodwill (Note 12)	1,507	1,334
Intangible assets (Note 12)	480	589
Other (Note 13)	10,974	10,504

	40,429	35,688

Total Assets	$265,194	$256,494

Liabilities and Shareholders’ Equity
Deposits (Note 14)
Banks	$20,654	$24,755
Businesses and governments	79,614	72,405
Individuals	74,922	74,391

	175,190	171,551

Other Liabilities
Derivative financial instruments (Note 9)	23,973	20,715
Acceptances (Note 15)	5,355	5,611
Securities sold but not yet purchased (Note 15)	10,441	8,255
Securities sold under repurchase agreements (Note 15)	20,865	23,765
Other (Note 15)	13,786	11,259

	74,420	69,605

Subordinated Debt (Note 16)	2,395	2,856

Shareholders’ Equity
Share capital (Note 18)	4,903	5,108
Contributed surplus (Note 19)	10	3
Net unrealized foreign exchange loss	(497)	(195)
Retained earnings	8,773	7,566

	13,189	12,482

Total Liabilities and Shareholders’ Equity	$265,194	$256,494

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

/s/ F. Anthony Comper	/s/ Jeremy H. Reitman
President and Chief Executive Officer	Chairman, Audit Committee

BMO Financial Group Annual Report 2004	83

Consolidated Financial Statements

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2004	2003	2002

Interest, Dividend and Fee Income
Loans	$6,743	$6,970	$7,017
Securities (Note 3)	1,476	1,601	1,616
Deposits with banks	438	356	502

	8,657	8,927	9,135

Interest Expense
Deposits	2,744	2,957	3,134
Subordinated debt	193	235	294
Other liabilities	798	836	878

	3,735	4,028	4,306

Net Interest Income	4,922	4,899	4,829
Provision for credit losses (Note 4)	(103)	455	820

Net Interest Income After Provision for Credit Losses	5,025	4,444	4,009

Non-Interest Revenue
Securities commissions and fees	1,055	894	813
Deposit and payment service charges	746	756	732
Trading revenues	200	275	209
Lending fees	317	293	306
Card fees	261	290	260
Investment management and custodial fees	307	303	314
Mutual fund revenues	378	321	309
Securitization revenues (Note 7)	177	244	329
Underwriting and advisory fees	343	268	228
Investment securities gains (losses) (Note 3)	175	(41)	(146)
Foreign exchange, other than trading	177	160	151
Insurance income	139	124	105
Other	276	333	314

	4,551	4,220	3,924

Net Interest Income and Non-Interest Revenue	9,576	8,664	7,933

Non-Interest Expense
Employee compensation (Notes 19 and 20)	3,632	3,578	3,403
Premises and equipment (Note 10)	1,252	1,264	1,280
Amortization of intangible assets (Note 12)	104	105	87
Travel and business development	239	225	261
Communications	138	162	173
Business and capital taxes	99	106	77
Professional fees	262	255	291
Other	431	392	458

Total Non-Interest Expense	6,157	6,087	6,030

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	3,419	2,577	1,903
Income taxes (Note 21)	1,008	688	424

	2,411	1,889	1,479
Non-controlling interest in subsidiaries (Note 15)	60	64	62

Net Income	$2,351	$1,825	$1,417

Preferred dividends (Note 18)	$76	$82	$79
Net income available to common shareholders	$2,275	$1,743	$1,338
Average common shares (in thousands)	501,656	496,208	490,816
Average diluted common shares (in thousands)	515,045	507,009	499,464

Earnings Per Share (Canadian $) (Note 22)
Basic	$4.53	$3.51	$2.73
Diluted	4.42	3.44	2.68
Dividends Declared Per Common Share	1.59	1.34	1.20

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

84	BMO Financial Group Annual Report 2004

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2004	2003	2002

Preferred Shares (Note 18)
Balance at beginning of year				$1,446	$1,517	$1,050
Issued during the year				–	–	478
Redeemed during the year				(400)	–	–
Translation adjustment on shares issued in a foreign currency				–	(71)	(11)

Balance at End of Year				1,046	1,446	1,517

	Number of Shares
	2004	2003	2002

Common Shares (Note 18)
Balance at beginning of year	499,632,368	492,504,878	489,084,527	3,662	3,459	3,375
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 18)	1,120,931	1,101,305	1,204,820	60	46	44
Issued under the Stock Option Plan (Note 19)	6,239,301	5,325,916	1,923,115	180	129	37
Issued on the exchange of shares of subsidiary corporations (Note 18)	124,757	348,518	292,416	2	3	3
Issued on the acquisition of a business (Note 11)	–	634,551	–	–	27	–
Repurchased for cancellation (Note 18)	(6,220,500)	(282,800)	–	(47)	(2)	–

Balance at End of Year	500,896,857	499,632,368	492,504,878	3,857	3,662	3,459

Contributed Surplus
Balance at beginning of year				3	–	–
Stock option expense (Note 19)				7	3	–
Gain on treasury shares, net of applicable income taxes (Note 1)				15	–	–
Common shares repurchased for cancellation (Note 18)				(15)	–	–

Balance at End of Year				10	3	–

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of year				(195)	419	500
Unrealized loss on translation of net investments in foreign operations				(758)	(1,674)	(200)
Hedging gain				710	1,661	200
Income taxes				(254)	(601)	(81)

Balance at End of Year				(497)	(195)	419

Retained Earnings
Balance at beginning of year				7,566	6,499	5,757
Net income				2,351	1,825	1,417
Dividends – Preferred shares (Note 18)				(76)	(82)	(79)
– Common shares				(797)	(666)	(589)
Common shares repurchased for cancellation (Note 18)				(271)	(10)	–
Share issue expense, net of applicable income taxes				–	–	(7)

Balance at End of Year				8,773	7,566	6,499

Total Shareholders’ Equity				$13,189	$12,482	$11,894

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group Annual Report 2004	85

Consolidated Financial Statements

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2004	2003	2002

Cash Flows from Operating Activities
Net income	$2,351	$1,825	$1,417
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	63	153	322
Net gain on sale of investment securities	(238)	(112)	(176)
Net increase in trading securities	(449)	(12,692)	(6,227)
Provision for credit losses	(103)	455	820
Gain on sale of securitized loans	(127)	(157)	(168)
Change in derivative financial instruments – (Increase) decrease in derivative asset	(4,232)	892	1,207
– Increase (decrease) in derivative liability	3,258	(1,380)	(1,551)
Amortization of premises and equipment	365	375	396
Amortization of intangible assets	104	116	100
Future income tax expense (benefit)	157	(37)	283
Net increase (decrease) in current income taxes	(1,096)	401	(256)
Change in accrued interest – (Increase) decrease in interest receivable	(30)	87	256
– Increase (decrease) in interest payable	7	(141)	(189)
Changes in other items and accruals, net	2,465	1,229	(1,366)

Net Cash Provided by (Used in) Operating Activities	2,495	(8,986)	(5,132)

Cash Flows from Financing Activities
Net increase in deposits	2,205	9,713	7,548
Net increase in securities sold but not yet purchased	2,186	601	1,045
Net increase (decrease) in securities sold under repurchase agreements	(2,900)	(1,031)	7,316
Net increase (decrease) in liabilities of subsidiaries	491	(157)	(1,313)
Proceeds from issuance of securities of a subsidiary	595	–	–
Repayment of subordinated debt	(400)	(752)	(850)
Proceeds from issuance of preferred shares	–	–	478
Redemption of preferred shares	(400)	–	–
Proceeds from issuance of common shares	240	175	81
Proceeds from sale of treasury shares	149	–	–
Share issue expense, net of applicable income taxes	–	–	(7)
Common shares repurchased for cancellation	(333)	(12)	–
Dividends paid	(874)	(748)	(668)

Net Cash Provided by Financing Activities	959	7,789	13,630

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,974	(1,741)	(1,407)
Purchase of investment securities	(24,773)	(29,348)	(37,437)
Maturities of investment securities	12,699	18,999	27,444
Proceeds from sales of investment securities	16,334	9,298	9,928
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(6,417)	760	(5,303)
Proceeds from securitization of loans	1,382	–	519
Net (increase) decrease in securities purchased under resale agreements	(3,872)	2,388	(710)
Proceeds from sale of land (Note 10)	–	–	122
Premises and equipment – net purchases	(305)	(254)	(384)
Acquisitions (Note 11)	(385)	(91)	(1,028)

Net Cash Provided by (Used in) Investing Activities	(3,363)	11	(8,256)

Net Increase (Decrease) in Cash and Cash Equivalents	91	(1,186)	242
Cash and Cash Equivalents at Beginning of Year	2,515	3,701	3,459

Cash and Cash Equivalents at End of Year	$2,606	$2,515	$3,701

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,558	$1,693	$1,257
Cheques and other items in transit, net	1,048	822	2,444

	$2,606	$2,515	$3,701

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$3,728	$4,169	$4,495
Amount of income taxes paid in the year	$1,947	$324	$393

The accompanying notes to consolidated financial statements are an integral part of these statements.

86	BMO Financial Group Annual Report 2004

Notes to Consolidated Financial Statements

Note 1 Basis of Presentation

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
     We reconcile our Canadian GAAP results to those that would result under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 27. In addition, our consolidated financial statements comply with applicable disclosure requirements of United States GAAP, except for disclosures related to Canadian and United States GAAP differences disclosed in Note 27.

Basis of Consolidation

We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
     We hold investments in companies where we exert significant influence over operating and financing decisions (those where we own between 20% and 50% of the voting shares). Generally, these are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as investment securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income – securities, in our Consolidated Statement of Income.
     We hold interests in variable interest entities that are not included in our consolidated financial statements; these are more fully described in Note 8.

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
     Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity as net unrealized foreign exchange gain (loss). When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as net unrealized foreign exchange gain (loss), are recorded in non-interest revenue as part of the gain or loss on disposal of the investment. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
     From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the translation of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page
2	Cash Resources	88
3	Securities	88
4	Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses	91
5	Other Credit Instruments	93
6	Guarantees	94
7	Asset Securitization	95
8	Variable Interest Entities	96
9	Derivative Financial Instruments	97
10	Premises and Equipment	102
11	Acquisitions	103
12	Goodwill and Intangible Assets	104
13	Other Assets	104
14	Deposits	105
15	Other Liabilities	105
16	Subordinated Debt	106
17	Interest Rate Risk	107
18	Share Capital	108
19	Employee Compensation – Stock-Based Compensation	109
20	Employee Compensation – Employee Future Benefits	111
21	Income Taxes	114
22	Earnings Per Share	115
23	Operating and Geographic Segmentation	116
24	Related Party Transactions	118
25	Contingent Liabilities	118
26	Fair Value of Financial Instruments	119
27	Reconciliation of Canadian and United States Generally Accepted Accounting Principles	120

Changes in Accounting Policy

Sources of GAAP
Effective November 1, 2003, we adopted new accounting requirements of the Canadian Institute of Chartered Accountants (“CICA”) that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards. As a result of these new requirements, we made the following changes to our accounting policies effective November 1, 2003:

(a) Mortgage Prepayment Fees

Mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated at market rates. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded in income an initial adjustment related to the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million before income taxes.

(b) Treasury Shares

Purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity, with any gain included in contributed surplus. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues.

BMO Financial Group Annual Report 2004	87

Notes to Consolidated Financial Statements

(c) Software Development Costs

Costs of internally developed software are capitalized and amortized over the estimated useful life of the software (up to five years). Prior to November 1, 2003, only amounts paid to third parties related to internally developed software were capitalized and amortized over the estimated useful life of the software.

(d) Preferred Shares

We are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we adjusted the carrying value of these shares in shareholders’ equity to reflect changes in the exchange rate. Due to changes in our hedging approach, there is no longer any impact on our Consolidated Statement of Income.

The impact of these changes in accounting policy on our Consolidated Statement of Income is as follows:

(Canadian $ in millions, except as noted)
For the Year Ended October 31, 2004

Increase (Decrease) to Income Before Provision for Income Taxes
Interest, Dividend and Fee Income – Loans (a)	$48
Non-Interest Revenue – Trading revenues (b)	(26)
Non-Interest Expense – Employee compensation (c)	51
Non-Interest Expense – Premises and equipment (c)	(4)
Non-Interest Revenue – Foreign exchange, other than trading (d)	3

Income Before Provision for Income Taxes	72
Income taxes	(25)

Net Income	$47

Earnings Per Share (Canadian $)
Basic	$0.09
Diluted	0.09

Other Changes in Accounting Policy

Other changes in accounting policy that resulted from changes by standard setters in the current year and the two previous years are disclosed in Notes 4, 9 and 19. New accounting policies that will become effective in future years are described in Notes 3, 8,15 and 18. United States accounting policy changes are described in Note 27.

Use of Estimates

In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include measurement of the allowance for credit losses, financial instruments measured at fair value, accounting for securitization, pension and other employee future benefits, other than temporary impairment, income taxes and goodwill. If actual results differ from the estimates, the impact would be recorded in future periods.

Change in Accounting Estimate

During the year ended October 31, 2004, we increased the estimate of the liability associated with our customer loyalty program. The change in estimate was due to rising reward redemption rates. The impact of this change on our Consolidated Statement of Income was a reduction in non-interest revenue - card fees of $65 million, a decrease in income taxes of $23 million and a decrease in net income of $42 million.

Note 2 Cash Resources

(Canadian $ in millions)	2004	2003

Cash and non-interest bearing deposits with Bank of Canada and other banks	$1,558	$1,693
Interest bearing deposits with banks	15,439	17,345
Cheques and other items in transit, net	1,048	822

Total	$18,045	$19,860

Deposits with Banks

Deposits with banks are recorded at cost and include acceptances issued by other banks which we have purchased. Interest income earned on these deposits is recorded on an accrual basis.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks. We completed our assessment of the implications of the new accounting requirements on sources of GAAP (see Note 1) with respect to offsetting certain items in transit in our Consolidated Balance Sheet. As a result, we reclassified certain items to other assets, other liabilities and deposits. The amounts reclassified were not significant.

Cash Restrictions

We have a number of banking subsidiaries whose cash is available for use in their own business and may not be used by other related corporations.
     In addition, some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $494 million as at October 31, 2004 ($377 million in 2003).

Note 3 Securities

Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
     Investment securities are comprised of equity and debt securities that we purchase with the intention of holding until maturity or until market conditions, such as a change in interest rates, provide us with a better investment opportunity. Equity securities are recorded at cost and debt securities at amortized cost, after any write-down for impairment. Gains and losses on disposal are calculated using the carrying amount of the securities sold.
     Interest income earned, the amortization of premiums and discounts on debt securities and dividends received on equity securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income.
     Our investments in equity securities where we exert significant influence, but not control, over the issuing corporation are initially recorded at cost. This amount is adjusted for dividends and our proportionate share of the corporation’s net income or loss from the date of acquisition, and is recorded in our Consolidated Statement of Income in interest, dividend and fee income.
     Investment securities are reviewed at each quarter end to determine whether the fair value is below carrying value. For actively traded securities, quoted market value is considered to be fair value. For privately issued securities and for thinly traded securities where market quotes are not available, we use estimation techniques to determine fair value. Estimation techniques used include discounted cash flows, multiples of earnings or comparisons with other securities that are substantially the same.

88	BMO Financial Group Annual Report 2004

     When the fair value of any of our investment securities has declined below its carrying value, we assess whether the decline is other than temporary. Impairment is evaluated taking into consideration a number of factors, and their relative significance varies from case to case. Factors considered include the length of time and extent to which fair value has been below carrying value, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in our Consolidated Statement of Income in investment securities gains (losses).
     We had total investments of $8,612 million where fair value was below book value as at October 31, 2004 ($3,168 million in 2003) by $43 million ($24 million in 2003). The majority of unrealized losses in our investment portfolio resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuers. Management has determined that the unrealized losses are temporary in nature.
     Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments and any gains and losses on the sale of these securities in our Consolidated Statement of Income in trading revenues.
     Loan substitute securities are customer financings, such as distressed preferred shares, that we structure as after-tax investments to provide our customers with an interest rate advantage over what would be applicable on a conventional loan. These securities are accounted for in accordance with our accounting policy for loans, which is described in Note 4.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2004 or 2003, was greater than 10% of our shareholders’ equity.

Future Change in Accounting Policy

Our merchant banking subsidiaries account for their investments at cost. Effective November 1, 2004, these investments will be accounted for at fair value, with the initial adjustment to fair value and subsequent changes recorded in net income. The ultimate impact of this change depends on future changes in fair value and cannot be determined at this time. The carrying amount of investments subject to this accounting change was approximately $550 million as at October 31, 2004.

(Canadian $ in millions, except as noted)	Term to maturity										2004		2003
	Within		1 to 3		3 to 5		5 to 10		Over 10		Total book		Total book
	1 year		years		years		years		years		value		value

Investment Securities		Yield		Yield		Yield		Yield		Yield		Yield
Issued or guaranteed by:		%		%		%		%		%		%
Canadian federal government	$185	2.91	$25	2.71	$–	–	$–	–	$1	4.96	$211	2.90	$1,826
U.S. federal government	3,012	1.62	10	1.73	44	3.08	–	–	–	–	3,066	1.64	5,627
U.S. states, municipalities and agencies	3,024	1.82	1,833	2.55	178	5.48	105	6.24	51	7.24	5,191	2.35	5,470
Other governments	240	2.53	37	3.98	35	4.69	3	4.58	–	–	315	2.96	352
Mortgage-backed securities and collateralized mortgage obligations	582	1.59	212	3.12	165	3.86	108	3.78	298	4.59	1,365	2.93	1,568
Corporate debt	491	2.93	1,182	4.21	1,002	2.47	20	2.78	190	3.13	2,885	3.31	3,055
Corporate equity	152	6.17	308	5.39	140	5.12	132	5.17	1,252	1.23	1,984	2.79	1,762

Total investment securities	7,686	1.93	3,607	3.38	1,564	3.26	368	4.93	1,792	2.16	15,017	2.52	19,660

Trading Securities
Issued or guaranteed by:
Canadian federal government	1,298		994		1,081		1,413		1,384		6,170		6,356
Canadian provincial and municipal governments	297		124		452		454		961		2,288		1,662
U.S. federal government	164		159		432		117		38		910		306
U.S. states, municipalities and agencies	–		–		–		–		97		97		30
Other governments	1		1		–		9		–		11		51
Corporate debt	1,365		1,184		1,067		1,369		4,533		9,518		7,770
Corporate equity	–		–		–		–		16,450		16,450		18,944

Total trading securities	3,125		2,462		3,032		3,362		23,463		35,444		35,119

Loan Substitute Securities	–		11		–		–		–		11		11

Total securities	$10,811		$6,080		$4,596		$3,730		$25,255		$50,472		$54,790

Total by Currency (in Canadian $ equivalent)
Canadian dollar	2,790		2,423		2,241		2,214		16,338		26,006		28,790
U.S. dollar	7,456		2,763		2,211		1,284		8,822		22,536		24,166
Other currencies	565		894		144		232		95		1,930		1,834

Total securities	$10,811		$6,080		$4,596		$3,730		$25,255		$50,472		$54,790

Yields in the table above are calculated using the book value of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration.
The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

Included in corporate equity are investments where we exert significant influence, but not control, of $546 million and $124 million as at October 31, 2004 and 2003, respectively.

BMO Financial Group Annual Report 2004	89

Notes to Consolidated Financial Statements

Unrealized Gains and Losses
(Canadian $ in millions)				2004				2003
		Gross	Gross			Gross	Gross
	Book	unrealized	unrealized	Fair	Book	unrealized	unrealized	Fair
	value	gains	losses	value	value	gains	losses	value

Investment Securities
Issued or guaranteed by:
Canadian federal government	$ 211	$ –	$ –	$ 211	$ 1,826	$ 2	$ 1	$ 1,827
U.S. federal government	3,066	2	10	3,058	5,627	83	–	5,710
U.S. states, municipalities and agencies	5,191	21	13	5,199	5,470	52	1	5,521
Other governments	315	2	1	316	352	2	–	354
Mortgage-backed securities and collateralized mortgage obligations	1,365	8	4	1,369	1,568	16	1	1,583
Corporate debt	2,885	32	11	2,906	3,055	101	12	3,144
Corporate equity	1,984	64	4	2,044	1,762	80	9	1,833

Total	$ 15,017	$ 129	$ 43	$ 15,103	$ 19,660	$ 336	$ 24	$ 19,972

Unrealized Losses
(Canadian $ in millions)	Investments in an unrealized loss position for			2004
	Less than	12 months
	12 months	or longer	Total
	Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value
Investment Securities
Issued or guaranteed by:
Canadian federal government	$ –	$ –	$ –	$ 25
U.S. federal government	8	2	10	2,527
U.S. states, municipalities and agencies	8	5	13	3,588
Other governments	1	–	1	177
Mortgage-backed securities and collateralized mortgage obligations	4	–	4	685
Corporate debt	9	2	11	1,506
Corporate equity	4	–	4	61

Total	$ 34	$ 9	$ 43	$ 8,569

Income from securities is included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	2004	2003	2002

Reported in:
Interest, Dividend and Fee Income
Investment securities	$595	$858	$1,156
Trading securities	881	743	460

	$1,476	$1,601	$1,616

Non-Interest Revenue
Investment securities Gross realized gains	$242	$142	$232
Gross realized losses	(4)	(30)	(56)
Write-downs (1)	(63)	(153)	(322)

Investment securities gains (losses)	$175	$(41)	$(146)

Trading securities, net realized and unrealized gains	$60	$65	$10

Total income from securities	$1,711	$1,625	$1,480

(1)	Included in write-downs for the years ended October 31, 2004, 2003 and 2002 were nil, nil and $103 million, respectively, related to our equity investments in collateralized bond obligations.

90	BMO Financial Group Annual Report 2004

Note 4 Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses

Loans

Loans are recorded at cost net of unearned income and unamortized discounts. Unearned income includes interest and deferred loan fees. Interest income is recorded on an accrual basis, except for impaired loans, the treatment of which is described below.
     Securities purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as loans.

Loan Fees

The accounting treatment for loan fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is deferred and amortized to interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers when the instruments mature. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Impaired Loans

We classify loans, except credit card loans and consumer instalment loans, as impaired when any of the following criteria are met:
•	we are no longer reasonably assured principal or interest will be collected on a timely basis;
•	principal or interest payments become 90 days past due (unless we are actively trying to collect the loan and it is fully secured); or
•	fully secured loans become 180 days past due.

Credit card loans are classified as impaired and immediately written off when principal or interest payments become 180 days past due. Consumer instalment loans are immediately classified as impaired when the principal or interest payments are 90 days past due, and are written off when they are past due by one year, or earlier if warranted.

     We do not recognize interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
     Payments received on loans that have been classified as impaired are recorded first to recover collection costs, principal and any previous write-offs or allowances, and then as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
     A loan will be reclassified back to performing status when it is determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
     From time to time we will restructure a loan due to the poor financial condition of the borrower. If no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
     The allowance comprises the following two components:

Specific Allowances

These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances, other than consumer instalment and credit card loans (which are written off when certain conditions exist, as discussed under impaired loans), on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Our review of problem loans is conducted at least quarterly by our account managers, who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
     To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.

General Allowance

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, the Superintendent of Financial Institutions Canada.
     The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance. A statistical analysis of past performance is undertaken to derive the mean (Expected Loss) and volatility (Unexpected Loss) of loss experience. This analysis calculates historical average losses for each homogeneous portfolio segment (e.g., mortgages), while other models estimate losses for portfolios of corporate loans that can be referenced to market data. In addition, the level of allowance already in place and management’s professional judgment regarding portfolio quality, business mix and economic as well as credit market conditions are also considered.

Provision for Credit Losses

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for/written-off are included in the provision for credit losses in our Consolidated Statement of Income.

BMO Financial Group Annual Report 2004	91

Notes to Consolidated Financial Statements

Change in Accounting Policy

Effective May 1, 2003, property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise they are determined using other methods, such as analysis of discounted cash flows or market prices for similar assets. Prior to May 1, 2003, property or other assets that we received from borrowers to satisfy their loan commitments were classified as impaired loans and recorded at the lower of the amount we expected to recover and the outstanding balance of the loan at the time of the transfer. The impact of this change in accounting was not significant.

Loans, including customers’ liability under acceptances and allowance for credit losses by category, are as follows:

	Gross		Specific		General		Net
(Canadian $ in millions)	amount		allowance		allowance		amount
	2004	2003	2004	2003	2004	2003	2004	2003

Residential mortgages	$56,444	$52,095	$5	$5	$13	$11	$56,426	$52,079
Credit card, consumer instalment and other personal loans	28,589	25,070	2	2	360	329	28,227	24,739
Business and government loans	50,020	51,889	291	598	595	800	49,134	50,491
Securities purchased under resale agreements	17,148	13,276	–	–	–	–	17,148	13,276

Subtotal	152,201	142,330	298	605	968	1,140	150,935	140,585

Customers’ liability under acceptances	5,355	5,611	–	–	42	40	5,313	5,571

Total	$157,556	$147,941	$298	$605	$1,010	$1,180	$156,248	$146,156

By geographic region (1):
Canada	$116,867	$102,424	$132	$207	$630	$800	$116,105	$101,417
United States	38,934	43,533	134	281	380	380	38,420	42,872
Other countries	1,755	1,984	32	117	–	–	1,723	1,867

Total	$157,556	$147,941	$298	$605	$1,010	$1,180	$156,248	$146,156

(1) Geographic region is based upon the country of ultimate risk.

Loans are presented net of unearned income of $45 million and $56 million as at October 31, 2004 and 2003, respectively.

Restructured loans of $23 million were classified as performing during the year ended October 31, 2004 ($14 million in 2003). No restructured loans were written off in the years ended October 31, 2004 and 2003.

Included in loans as at October 31, 2004 are $41,571 million ($46,220 million in 2003) of loans denominated in U.S. dollars and $312 million ($337 million in 2003) of loans denominated in other foreign currencies.

Impaired loans, including customers’ liability under acceptances and the related allowances, are as follows:

	Gross impaired		Specific		Net of specific
(Canadian $ in millions)	amount		allowance		allowance
	2004	2003	2004	2003	2004	2003

Residential mortgages	$125	$142	$5	$5	$120	$137
Consumer instalment and other personal loans	37	46	2	2	35	44
Business and government loans	957	1,730	291	598	666	1,132

Total	$1,119	$1,918	$298	$605	$821	$1,313

By geographic region (1):
Canada	$465	$602	$132	$207	$333	$395
United States	560	1,052	134	281	426	771
Other countries	94	264	32	117	62	147

Total	$1,119	$1,918	$298	$605	$821	$1,313

(1) Geographic region is based upon the country of ultimate risk.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $95 million as at October 31, 2004 ($50 million in 2003).

Impaired loans foreclosed during the year ended October 31, 2004 totalled $20 million, which resulted in the reversal of $4 million of the allowance for credit losses.
     Our average gross impaired loans and acceptances were $1,530 million for the year ended October 31, 2004 ($2,202 million in 2003; $2,150 million in 2002). Our average impaired loans, net of the specific allowance, were $1,002 million for the year ended October 31, 2004 ($1,442 million in 2003; $1,351 million in 2002).
     During the years ended October 31, 2004, 2003 and 2002, we would have recorded additional interest income of $68 million, $78 million and $172 million, respectively, if we had not classified any loans as impaired. Cash interest income on impaired loans of $1 million, $8 million and $2 million was recognized during the years ended October 31, 2004, 2003 and 2002, respectively.

92	BMO Financial Group Annual Report 2004

Concentration of Credit Risk

We are exposed to credit risk from the possibility that counter-parties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments.
     Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Specific allowance			General allowance			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Balance at beginning of year	$611	$769	$769	$1,180	$1,180	$1,180	$1,791	$1,949	$1,949
Provision for credit losses	67	455	820	(170)	–	–	(103)	455	820
Recoveries	131	88	68	–	–	–	131	88	68
Write-offs	(470)	(566)	(884)	–	–	–	(470)	(566)	(884)
Foreign exchange and other	(41)	(135)	(4)	–	–	–	(41)	(135)	(4)

Balance at end of year	$298	$611	$769	$1,010	$1,180	$1,180	$1,308	$1,791	$1,949

Comprised of: Loans	$298	$605	$769	$1,010	$1,180	$1,180	$1,308	$1,785	$1,949
Other credit instruments	–	6	–	–	–	–	–	6	–

Note 5 Other Credit Instruments

We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements;
•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should the securities borrower default on its redelivery obligation;
•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and
•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of our likely credit exposure or liquidity requirements for these commitments.
     The risk-weighted equivalent values of our other credit instruments are determined based on the rules for capital adequacy of the Superintendent of Financial Institutions Canada. The risk-weighted equivalent value is used in the ongoing assessment of our capital adequacy ratios.

Summarized information related to various commitments is as follows:

(Canadian $ in millions)		2004		2003
	Contract	Risk-weighted	Contract	Risk-weighted
	amount	equivalent	amount	equivalent

Credit Instruments
Standby letters of credit and guarantees	$ 13,042	$ 9,379	$ 11,170	$ 7,666
Securities lending	548	20	553	37
Documentary and commercial letters of credit	706	75	714	74
Commitments to extend credit – Original maturity of one year and under	66,826	–	67,200	–
– Original maturity of over one year	18,830	9,103	21,655	10,596

Total	$ 99,952	$ 18,577	$ 101,292	$ 18,373

Commitments to extend credit in respect of consumer instalment and credit card loans are excluded as the lines are revocable at our discretion.

BMO Financial Group Annual Report 2004	93

Notes to Consolidated Financial Statements

Note 6 Guarantees

Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. In addition, contracts under which we may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
     In the normal course of business we enter into a variety of guarantees, the most significant of which are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees, as discussed in Note 5, are considered guarantees. The maximum amount payable under standby letters of credit and guarantees was $13,042 million as at October 31, 2004 ($11,170 million in 2003). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. In most cases, these commitments expire within three years without being drawn upon. No amount was included in our Consolidated Balance Sheet as at October 31, 2004 or 2003 related to these standby letters of credit and guarantees.

Backstop Liquidity Facilities

Commitments to extend credit, as discussed in Note 5, include backstop liquidity facilities. Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy. The maximum potential payments under these backstop liquidity facilities were $36,769 million as at October 31, 2004 ($36,560 million in 2003). The facilities’ terms are generally no longer than one year, but can be several years. None of the backstop liquidity facilities that we have provided have been drawn upon. No amount was included in our Consolidated Balance Sheet as at October 31, 2004 or 2003 related to these facilities.

Credit Enhancement

Credit enhancement protects investors in asset-backed commercial paper in the event that the assets’ cash flows are insufficient to retire its commercial paper notes upon maturity. The amount and type of credit enhancement support may come from various parties, including the entity from which the assets were purchased and other acceptable providers. Each transaction within an asset-backed commercial paper program is structured with credit enhancement so that the commercial paper program will receive an investment grade rating. Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by us to ensure a high investment grade credit rating is achieved for notes issued by the programs. These facilities can take the form of either program level letters of credit ($199 million and $240 million were included in standby letters of credit and guarantees as at October 31, 2004 and 2003, respectively) or backstop liquidity facilities ($1,503 million and $996 million were included in commitments to extend credit as at October 31, 2004 and 2003, respectively). The terms of these facilities are between one and three years. None of the credit enhancement facilities that we have provided have been drawn upon. No amount was included in our Consolidated Balance Sheet as at October 31, 2004 or 2003 related to these facilities.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
     Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps was equal to their notional amount of $11,360 million as at October 31, 2004 ($5,282 million in 2003). The terms of these contracts range from two to 10 years. The fair value of the related derivative liabilities as at October 31, 2004 was $15 million (less than $1 million in 2003) and was included in derivative financial instruments in our Consolidated Balance Sheet.
     Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity or equity at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from one month to eight years. The fair value of the related derivative liabilities as at October 31, 2004 was $118 million ($132 million in 2003) and was included in derivative financial instruments in our Consolidated Balance Sheet.
     Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between the market interest rate and the strike price of the instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from one month to 23 years. The fair value of the related derivative liabilities as at October 31, 2004 was $63 million ($56 million in 2003) and was included in derivative financial instruments in our Consolidated Balance Sheet.
     In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been included in our Consolidated Balance Sheet as at October 31, 2004 or 2003 related to these indemnifications.

94	BMO Financial Group Annual Report 2004

Note 7 Asset Securitization

Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue interest bearing investor certificates.
     Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
     When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet.
     We account for transfers to securitization vehicles as sales when control over the loans is given up. We recognize securitization revenues at the time of the sale, based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in other assets. A servicing liability is recognized only for securitizations where we do not receive compensation for servicing the transferred loans. It is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is recorded in securitization revenues over the term of the transferred loan.
     For some of our securitizations, we are required to purchase subordinated interests or maintain cash amounts deposited with the securitization vehicle. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these amounts in other assets in our Consolidated Balance Sheet. These interests, together with our deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.
     On a quarterly basis, we compare the carrying value of assets on our Consolidated Balance Sheet arising from our securitizations to their fair value, determined based on discounted cash flows. When we identify a decline in value, the affected carrying amount is written down to its fair value. Any write-down is recorded in our Consolidated Statement of Income as a reduction in securitization revenues.
     During the year ended October 31, 2004, we securitized residential mortgages totalling $1,390 million for total cash proceeds of $1,382 million. The key weighted average assumptions used to value the deferred purchase price for these securitizations were an average term of 4.7 years, a prepayment rate of 11.26%, an interest rate of 4.29% and a discount rate of 5.79%. There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $17 million of gains in our Consolidated Statement of Income and $49 million of deferred purchase price and $11 million of servicing liability in our Consolidated Balance Sheet related to the securitization of these loans.

The impact of securitizations on our Consolidated Statement of Income for the years ended October 31 is as follows:

				Consumer instalment						Business and
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			government loans			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Gain on sales of loans from new securitizations	$17	$–	$–	$–	$–	$14	$–	$–	$–	$–	$–	$–	$17	$–	$14
Gain on sales of loans sold to revolving securitization vehicles	37	39	37	1	1	–	72	117	117	–	–	–	110	157	154
Other securitization revenue	8	14	37	(2)	20	10	28	43	70	–	–	39	34	77	156
Amortization of servicing liability	16	10	5	–	–	–	–	–	–	–	–	–	16	10	5

Total	$78	$63	$79	$(1)	$21	$24	$100	$160	$187	$–	$–	$39	$177	$244	$329

Cash flows received from securitization vehicles for the years ended October 31 are as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Proceeds from new securitizations	$1,382	$–	$–	$–	$–	$519	$–	$–	$–	$1,382	$–	$519
Proceeds from loans sold to revolving securitization vehicles	2,667	2,662	2,737	54	59	–	4,941	7,351	10,795	7,662	10,072	13,532
Servicing fees collected	4	9	3	–	–	–	21	32	47	25	41	50
Receipt of deferred purchase price	78	80	92	5	18	10	85	138	134	168	236	236

The impact of securitizations on our Consolidated Balance Sheet as at October 31 is as follows:

			Consumer
	Residential		instalment and
(Canadian $ in millions)	mortgages		other personal loans		Credit card loans		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Retained interests Investment in securitization vehicles	$–	$–	$27	$45	$–	$–	$27	$45
Deferred purchase price	134	102	–	5	9	14	143	121
Cash deposits with securitization vehicles	12	12	–	–	–	–	12	12
Servicing liability	34	21	–	–	–	–	34	21

BMO Financial Group Annual Report 2004	95

Notes to Consolidated Financial Statements

Credit Information

Information related to principal amounts, impaired amounts and net credit losses for all loans reported and securitized is as follows:

(Canadian $ in millions)	2004				2003
	Total	Impaired	Net		Total	Impaired	Net
	loans	loans	write-offs	(1)	loans	loans	write-offs	(1)

Residential mortgages	$63,227	$132	$4		$58,161	$149	$9
Consumer instalment and other personal loans	25,494	28	78		23,063	38	67
Credit card loans	4,752	11	120		4,417	11	112
Business and government loans	50,020	957	174		51,889	1,730	332
Securities purchased under resale agreements	17,148	–	–		13,276	–	–

Total loans	160,641	1,128	376		150,806	1,928	520
Less loans securitized:
Residential mortgages	6,783	7	1		6,066	7	1
Consumer instalment and other personal loans	607	1	13		960	1	7
Credit card loans	1,050	1	23		1,450	2	34

Total loans reported on the Consolidated Balance Sheet	$152,201	$1,119	$339		$142,330	$1,918	$478

(1)	Net write-offs represent write-offs in the current year net of recoveries on previously written off loans.

Our credit exposure to securitized loans as at October 31, 2004 was limited to our deferred purchase price of $143 million ($121 million in 2003), cash deposits held in securitization vehicles of $12 million ($12 million in 2003) and investments in securitization vehicles of $27 million ($45 million in 2003).
     Static pool credit losses provide a measure of the credit risk in our securitized loans. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of loans. Static pool credit losses for the years ended October 31 are as follows:

	2004	2003

Residential mortgages	–	–
Consumer instalment and other personal loans	3.18%	1.30%
Credit card loans	1.84%	2.65%

Sensitivity Analysis

The following table outlines the key economic assumptions used in measuring the deferred purchase price and the sensitivity of the current value of the deferred purchase price as at October 31, 2004 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

		Consumer
		instalment
		and other
	Residential	personal	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans	loans

Carrying value of deferred purchase price	$ 134	$ –	$ 9

Fair value of deferred purchase price	$ 137	$ –	$ 9

Weighted-average life (in years)	3.18	0.89	0.21
Prepayment rate (%)	8.0–24.9	4.0	99.78
Impact of: 10% adverse change	$2.4–$1.1	–	$1.06
20% adverse change	$4.7–$2.2	–	$1.95

Interest rate (%)	0.47–2.09	–	8.66
Impact of: 10% adverse change	$8.8–$5.4	–	$1.2
20% adverse change	$17.6–$10.9	–	$2.5

Expected credit losses (%)	–	4.03–6.34	2.06
Impact of: 10% adverse change	$0.1	–	$0.3
20% adverse change	$0.2	–	$0.7

Discount rate (%)	4.02–11.74	11.74	11.74
Impact of: 10% adverse change	$1.2–$0.2	–	$0.1
20% adverse change	$2.4–$0.5	–	$0.1

Note 8 Variable Interest Entities

Future Change in Accounting Policy

We will adopt the Canadian Institute of Chartered Accountants’ (“CICA”) guideline on the consolidation of variable interest entities (“VIEs”) on November 1, 2004. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, we will be required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters.

Customer Securitization Vehicles

Customer securitization vehicles (referred to as multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to liquidity in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. The seller continues to service the transferred assets; if there are losses on the assets, the seller is the first to take the loss.
We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing structuring advice related to the securitizations as well as administrative fees for supporting the ongoing operations of customer securitization vehicles.
     In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us, unless we have provided credit support for the investors or entered into a derivative transaction involving the VIE.
     We provide liquidity and credit support to these vehicles either through backstop liquidity facilities or in the form of letters of credit and other guarantees. The total contractual amount of this support was $27,019 million as at October 31, 2004 ($27,139 million in 2003). Of these amounts, $400 million as at October 31, 2004 ($390 million in 2003) related to credit support. None of these facilities were drawn upon as at year end.
     Derivatives contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs and recorded on our Consolidated Balance Sheet was a derivative asset of $52 million as at October 31, 2004.

96	BMO Financial Group Annual Report 2004

     Under the new VIE guideline, the sellers’ interests in the assets are excluded from the consideration of who is required to consolidate the multi-seller conduits. Because of the fees we earn, we expect to consolidate our customer securitization vehicles on November 1, 2004. The impact of consolidation on our Consolidated Balance Sheet will be an increase in cash resources of $28 million, an increase in loans of $20,805 million, a decrease in derivative assets of $51 million, an increase in other assets of $25 million, an increase in other liabilities of $20,849 million, a decrease in derivative liabilities of $1 million and a decrease in opening retained earnings of $41 million. The impact on our Consolidated Statement of Income in future years is not expected to be significant. When we adopt these rules, we will not restate prior period financial statements.

We have significant variable interests in certain other VIEs that we are not required to consolidate. Our involvement with non-consolidated VIEs is summarized as follows:

Bank Securitization Vehicles

We use bank securitization vehicles to securitize our loans either for capital management purposes or to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. We are not required to consolidate our bank securitization vehicles under the CICA guideline. More information on our rights and obligations related to these vehicles can be found in Note 7. In addition to the interests described in Note 7, we also provide liquidity support to our securitization vehicles in the form of standby letters of credit and guarantees for up to 75% of the asset value transferred. The total contract amount of standby letters of credit and guarantees was $3,750 million as at October 31, 2004. No amount was drawn at year end.

Credit Investment Management Vehicles

Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We earn investment management fees for managing these portfolios. Until earlier this year, we had two types of credit investment management vehicles: High Yield Collateralized Bond Obligation Vehicles (“CBOs”) and High Grade Structured Investment Vehicles (“SIVs”).
     During the year, we sold our investment in the CBOs with minimal impact on net income. We were also replaced as asset manager. As a result, we no longer have interests in the CBOs.
     We continue to hold our interest in the SIVs and act as asset manager. Assets held by the SIVs totalled $19,502 million as at October 31, 2004 ($17,651 million in 2003).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and/or commitments to extend credit. Our investment in the SIVs, which was recorded as investment securities on our Consolidated Balance Sheet, was $128 million as at October 31, 2004 ($97 million in 2003). The fair value of our derivative contracts outstanding with the SIVs and recorded on our Consolidated Balance Sheet was a derivative asset of $37 million as at October 31, 2004. The total contract amount of letters of credit and commitments to extend credit were $200 million as at October 31, 2004 ($208 million in 2003); no amounts were drawn at year end. We are not required to consolidate these SIVs under the CICA guideline.

Compensation Trusts

We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. We are not required to consolidate these compensation trusts under the CICA guideline.

Other VIEs

We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs under the CICA guideline. Transactions with these VIEs are conducted at market rates, and individual credit or investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 9. Liquidity facilities are described in Note 6.

Note 9 Derivative Financial Instruments

Derivative financial instruments are contracts that require the exchange of, or provide the opportunity to exchange, cash flows determined by applying certain rates, indices or changes therein to notional contract amounts. Derivative transactions are conducted either directly between two counterparties in the over-the-counter market or on regulated exchange markets.

Types of Derivatives
Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
     Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
     Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
     Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
     Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
     Equity swaps – counterparties exchange the return on an equity security or group of equity securities.
     Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty making a payment if a credit event occurs, such as bankruptcy or a credit rating change.
     The main risks associated with these instruments are related to the exposure to movements in interest rates, foreign exchange rates, credit ratings, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
     The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.

BMO Financial Group Annual Report 2004	97

Notes to Consolidated Financial Statements

Options

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity or security at a fixed future date or at any time within a fixed future period.
     For options written by us, we receive a premium from the purchaser for accepting market risk.
     For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to fulfill the conditions of the contract.
     Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

Uses of Derivatives
Trading Derivatives

Trading derivatives are derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
     We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks.
     Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
     We may also take proprietary trading positions in various capital markets instruments and derivatives that, taken together, are designed to profit from anticipated changes in market factors.
     Trading derivatives are marked to market. Realized and unrealized gains and losses are recorded in trading revenues in our Consolidated Statement of Income. A portion of the income derived from marking derivatives to market reflects credit, model and liquidity risks, as well as administrative costs. An estimate of this amount is deferred and recognized in trading revenues over the term of the derivative contract. Unrealized gains on trading derivatives are recorded as derivative financial instrument assets and unrealized losses are recorded as derivative financial instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
     In order for a derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis, both retrospectively and prospectively, primarily using quantitative statistical measures of correlation. If a hedge relationship is found to be no longer effective, or if the designated hedged item matures or is sold, extinguished or terminated, the derivative is reclassified as trading. Subsequent changes in the fair value of hedging derivatives reclassified as trading are reported in trading revenues.

Risks Hedged
Interest Rate Risk

We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, firm commitment or a specific pool of transactions with similar risk characteristics.
     Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate loans, securities, deposits and subordinated debt.
     Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments. Our cash flow hedges, which have a maximum term of 10 years, are primarily hedges of floating rate deposits as well as commercial and personal loans.
     Swaps and options that qualify for hedge accounting are accounted for on an accrual basis. Interest income received and interest expense paid on interest rate swaps are accrued and recorded as an adjustment to the yield of the item being hedged over the term of the hedge contract. Premiums paid on purchased options are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses are recorded as derivative financial instrument assets or liabilities in our Consolidated Balance Sheet, as appropriate. Realized gains and losses from the settlement or early termination of hedge contracts or a hedging relationship are deferred and amortized over the remaining original life of the hedged item.

Foreign Currency Risk

We manage foreign currency risk through cross-currency swaps. Cross-currency swaps are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item.
     We also periodically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to market, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.

Change in Accounting Policy

On November 1, 2002, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for derivatives under which all derivatives are marked to market unless they meet the criteria for hedging. There is no impact on our results for the years ended October 31, 2004 and 2003, as we changed our hedge criteria for derivatives when the equivalent requirements were implemented under United States GAAP on November 1, 2000.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using zero coupon valuation techniques. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds, futures and off-balance sheet prices observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

98	BMO Financial Group Annual Report 2004

Fair values of our derivative financial instruments are as follows:

(Canadian $ in millions)	2004			2003
	Gross	Gross		Gross	Gross
	assets	liabilities	Net	assets	liabilities	Net

Trading
Interest Rate Contracts
Swaps	$10,655	$(10,485)	$170	$11,491	$(11,131)	$360
Forward rate agreements	105	(109)	(4)	96	(84)	12
Futures	4	(10)	(6)	13	(6)	7
Purchased options	1,548	(2)	1,546	1,890	–	1,890
Written options	–	(1,295)	(1,295)	–	(1,694)	(1,694)
Foreign Exchange Contracts
Cross-currency swaps	940	(622)	318	517	(343)	174
Cross-currency interest rate swaps	3,341	(2,677)	664	2,392	(1,778)	614
Forward foreign exchange contracts	2,028	(3,023)	(995)	2,278	(2,811)	(533)
Purchased options	157	–	157	486	–	486
Written options	–	(156)	(156)	–	(434)	(434)
Commodity Contracts
Swaps	3,514	(2,979)	535	988	(1,028)	(40)
Purchased options	2,156	–	2,156	473	–	473
Written options	–	(1,994)	(1,994)	–	(476)	(476)
Equity Contracts	391	(300)	91	222	(555)	(333)
Credit Contracts	75	(89)	(14)	32	(35)	(3)

Total fair value/book value – trading derivatives	$24,914	$(23,741)	$1,173	$20,878	$(20,375)	$503

Average fair value (1)	$21,556	$(20,637)	$919	$22,789	$(22,389)	$400

Hedging
Interest Rate Contracts
Swaps	$437	$(284)	$153	$640	$(372)	$268
Forward rate agreements	1	(1)	–	3	(3)	–
Purchased options	20	–	20	16	–	16
Foreign Exchange Contracts
Cross-currency interest rate swaps	394	(118)	276	168	(255)	(87)
Forward foreign exchange contracts	15	(59)	(44)	32	(35)	(3)
Equity Contracts	–	–	–	26	–	26

Total fair value – hedging derivatives (2)	$867	$(462)	$405	$885	$(665)	$220

Total book value – hedging derivatives	$534	$(232)	$302	$338	$(340)	$(2)

Average fair value (1)	$850	$(558)	$292	$849	$(677)	$172

(1)	Average fair value amounts are calculated using a five-quarter rolling average.

(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments.
Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.

Derivative financial instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	2004	2003	2004	2003

Fair value of trading derivatives	$24,914	$20,878	$23,741	$20,375
Book value of hedging derivatives	534	338	232	340

Total	$25,448	$21,216	$23,973	$20,715

BMO Financial Group Annual Report 2004	99

Notes to Consolidated Financial Statements

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)			2004			2003
	Trading	Hedging	Total	Trading	Hedging	Total

Interest Rate Contracts
Over-the-counter
Swaps	$680,570	$36,424	$716,994	$681,369	$46,736	$728,105
Forward rate agreements	307,047	1,401	308,448	274,024	2,901	276,925
Purchased options	75,784	6,341	82,125	77,559	3,165	80,724
Written options	97,476	–	97,476	116,129	–	116,129

	1,160,877	44,166	1,205,043	1,149,081	52,802	1,201,883

Exchange traded
Futures	171,961	1,554	173,515	200,083	228	200,311
Purchased options	36,408	–	36,408	76,464	–	76,464
Written options	21,284	–	21,284	56,935	–	56,935

	229,653	1,554	231,207	333,482	228	333,710

Total interest rate contracts	1,390,530	45,720	1,436,250	1,482,563	53,030	1,535,593

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	9,635	–	9,635	17,935	–	17,935
Cross-currency interest rate swaps	45,577	4,276	49,853	38,659	5,932	44,591
Forward foreign exchange contracts	87,855	8,804	96,659	105,812	14,211	120,023
Purchased options	5,865	–	5,865	28,136	–	28,136
Written options	6,950	–	6,950	28,636	–	28,636

	155,882	13,080	168,962	219,178	20,143	239,321

Exchange traded
Futures	886	–	886	756	–	756
Purchased options	2,063	–	2,063	2,234	–	2,234
Written options	283	–	283	1,631	–	1,631

	3,232	–	3,232	4,621	–	4,621

Total foreign exchange contracts	159,114	13,080	172,194	223,799	20,143	243,942

Commodity Contracts
Over-the-counter
Swaps	26,455	–	26,455	16,338	–	16,338
Purchased options	19,028	–	19,028	7,464	–	7,464
Written options	19,087	–	19,087	7,111	–	7,111

	64,570	–	64,570	30,913	–	30,913

Exchange traded
Futures	2,771	–	2,771	1,844	–	1,844
Purchased options	1,409	–	1,409	757	–	757
Written options	1,563	–	1,563	1,024	–	1,024

	5,743	–	5,743	3,625	–	3,625

Total commodity contracts	70,313	–	70,313	34,538	–	34,538

Equity Contracts
Over-the-counter	19,384	–	19,384	20,595	–	20,595
Exchange traded	5,342	–	5,342	5,291	–	5,291

Total equity contracts	24,726	–	24,726	25,886	–	25,886

Credit Contracts
Over-the-counter	26,447	–	26,447	11,809	–	11,809

Total	$1,671,130	$58,800	$1,729,930	$1,778,595	$73,173	$1,851,768

Included in the notional amounts is $1,039 million as at October 31, 2004 ($48 million in 2003) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

100	BMO Financial Group Annual Report 2004

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counter-party’s position unfavourably and the counterparty defaults on payment. Accordingly, the credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
     We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements, to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
     Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in the Capital Adequacy Guideline of the Superintendent of Financial Institutions Canada.

Risk-weighted balance represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by the Superintendent of Financial Institutions Canada.

(Canadian $ in millions)			2004			2003
	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	balance	cost	equivalent	balance

Interest Rate Contracts
Swaps	$ 11,092	$ 14,994	$ 3,541	$ 12,131	$ 15,685	$ 3,777
Forward rate agreements	106	196	40	99	147	29
Purchased options	1,556	1,941	441	1,879	2,273	541

Total interest rate contracts	12,754	17,131	4,022	14,109	18,105	4,347

Foreign Exchange Contracts
Cross-currency swaps	940	1,513	457	517	1,136	383
Cross-currency interest rate swaps	3,735	6,165	1,124	2,560	4,650	860
Forward foreign exchange contracts	2,043	3,275	951	2,310	3,611	1,027
Purchased options	145	224	80	469	759	202

Total foreign exchange contracts	6,863	11,177	2,612	5,856	10,156	2,472

Commodity Contracts
Swaps	3,514	6,941	2,673	988	2,762	1,107
Purchased options	2,047	4,006	1,361	423	1,270	556

Total commodity contracts	5,561	10,947	4,034	1,411	4,032	1,663

Equity Contracts	391	1,649	669	248	1,542	607

Credit Contracts	75	1,195	254	32	500	104

Total derivatives	25,644	42,099	11,591	21,656	34,335	9,193

Impact of master netting agreements	(13,455)	(18,352)	(4,705)	(11,512)	(15,345)	(3,690)

Total	$ 12,189	$ 23,747	$ 6,886	$ 10,144	$ 18,990	$ 5,503

Included in the total derivatives are unrealized gains on hedging derivatives, which we include in the Consolidated Balance Sheet on an accrual rather than a mark-to-market basis. The excess of market value over book value for these items was $333 million as at October 31, 2004 ($547 million in 2003). Total derivatives does not include exchange traded derivatives with a positive fair value of $137 million as at October 31, 2004 ($107 million in 2003).

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) from customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)		2004		2003

Canada	$7,611	30%	$5,769	27%
United States	11,088	43	8,922	41
Other countries (1)	6,945	27	6,965	32

Total	$25,644	100%	$21,656	100%

(1)	No other country represented 10% or more of our replacement cost in either 2004 or 2003.

BMO Financial Group Annual Report 2004	101

Notes to Consolidated Financial Statements

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts from customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit
(Canadian $ in millions)	contracts		contracts		contracts		contracts		contracts
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Financial institutions	$11,213	$12,315	$3,770	$3,463	$1,939	$463	$105	$118	$73	$30
Other	1,541	1,794	3,093	2,393	3,622	948	286	130	2	2

Total	$12,754	$14,109	$6,863	$5,856	$5,561	$1,411	$391	$248	$75	$32

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2004	2003
						Total	Total
	Within	1 to 3	3 to 5	5 to 10	Over 10	notional	notional
	1 year	years	years	years	years	amount	amount

Interest Rate Contracts
Swaps	$242,484	$216,185	$122,011	$110,090	$26,224	$716,994	$728,105
Forward rate agreements, futures and options	583,189	80,507	18,680	33,511	3,369	719,256	807,488

Total interest rate contracts	825,673	296,692	140,691	143,601	29,593	1,436,250	1,535,593

Foreign Exchange Contracts
Cross-currency swaps	779	2,208	1,653	3,060	1,935	9,635	17,935
Cross-currency interest rate swaps	10,241	11,792	13,717	11,167	2,936	49,853	44,591
Forward foreign exchange contracts, futures and options	106,128	5,417	1,096	48	17	112,706	181,416

Total foreign exchange contracts	117,148	19,417	16,466	14,275	4,888	172,194	243,942

Commodity Contracts
Swaps	16,677	8,056	1,467	255	–	26,455	16,338
Futures and options	32,322	10,352	1,175	9	–	43,858	18,200

Total commodity contracts	48,999	18,408	2,642	264	–	70,313	34,538

Total Equity Contracts	18,704	2,378	922	2,256	466	24,726	25,886

Total Credit Contracts	3,844	6,440	13,554	2,603	6	26,447	11,809

Total	$1,014,368	$343,335	$174,275	$162,999	$34,953	$1,729,930	$1,851,768

Note 10 Premises and Equipment

We record all premises and equipment at cost less accumulated amortization except for land, which is recorded at cost. Buildings, computer equipment and software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and software	15 years
Other equipment	10 years
Leasehold improvements	Lease term plus first renewal period
to a maximum of 10 years

(Canadian $ in millions)			2004	2003
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$271	$–	$271	$251
Buildings	1,270	650	620	642
Computer equipment and software	2,092	1,416	676	627
Other equipment	802	555	247	296
Leasehold improvements	563	357	206	229

Total	$4,998	$2,978	$2,020	$2,045

Amortization expense for the years ended October 31, 2004, 2003 and 2002 amounted to $365 million, $375 million and $396 million, respectively.
     Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
     On September 12, 2002, we sold our 25% undivided interest in the land located at King and Bay Streets in Toronto for cash proceeds of $122 million. The gain on sale of $112 million ($87 million after tax) was deferred and will be recorded as a reduction in rental expense over the term of our leases in the building, which expire between 2013 and 2023. The remaining deferred gain as at October 31, 2004 was $85 million ($99 million in 2003).
     We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of premises and equipment due to impairment during the years ended October 31, 2004, 2003 and 2002.

102	BMO Financial Group Annual Report 2004

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2004 were $1,183 million. The commitments for each of the next five years and thereafter are $220 million for 2005, $185 million for 2006, $137 million for 2007, $106 million for 2008, $92 million for 2009 and $443 million thereafter. Included in these amounts are the commitments related to 706 leased branch locations as at October 31, 2004.
     Net rent expense for premises and equipment reported in our Consolidated Statement of Income was $227 million, $222 million and $223 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Note 11 Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill.
     We also account for acquisitions of assets at their fair value, including identifiable intangible assets.

New Lenox State Bank

On June 1, 2004, we completed the acquisition of all outstanding voting shares of New Lenox State Bank (“NLSB”), a full-service community bank in Will County, Illinois, for total cash consideration of $314 million. The results of NLSB’s operations have been included in our consolidated financial statements since that date. The acquisition of NLSB is part of our expansion in and around the Will County, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is deductible for tax purposes. NLSB is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

Lakeland Community Bank

On March 1, 2004, we completed the acquisition of all outstanding voting shares of Lakeland Community Bank (“LCB”), a full-service community bank in Lake County, Illinois, for total cash consideration of $49 million. The results of LCB’s operations have been included in our consolidated financial statements since that date. The acquisition of LCB is part of our further expansion in and around the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. LCB is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

Gerard Klauer Mattison & Co., Inc.

On July 3, 2003, we completed the acquisition of all outstanding voting shares of Gerard Klauer Mattison & Co., Inc. (“GKM”), a New York-based mid-market investment banking firm. The results of GKM’s operations have been included in our consolidated financial statements since that date. The acquisition establishes an equity research, sales and trading platform with offices in New York, Boston, Chicago, San Francisco and Los Angeles. The purchase price of $40 million consisted of cash consideration of $18 million and 504,221 of our common shares valued at $22 million. The number of common shares issued was determined pursuant to a formula in the acquisition agreement. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. GKM is part of our Investment Banking reporting unit within the Investment Banking Group. In addition, we placed 130,330 of our common shares valued at $5 million in escrow, to be paid to key employees of GKM who have become employees of the Bank. This amount has been recorded in other assets in our Consolidated Balance Sheet and will be recorded as employee compensation expense over three years.

myCFO, Inc.

On November 1, 2002, we completed the acquisition of certain assets of myCFO, Inc., a California-based provider of customized investment and wealth management services to high net worth individuals and families, for total cash consideration of $61 million. The results of myCFO, Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of myCFO, Inc. provides us with entry into key markets in California, Colorado and Georgia. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight-line basis over 14 years, a technology intangible asset valued at $6 million, which will be amortized on a straight-line basis over five years, and a brand intangible asset valued at $1 million, which has an indefinite life. Goodwill related to this acquisition is deductible for tax purposes. myCFO, Inc. is part of our Private Banking reporting unit within the Private Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)			2004			2003
	NLSB	LCB	Other	GKM	myCFO, Inc.	Other

Cash resources	$111	$13	$–	$1	$ –	$–
Securities	393	31	–	2	–	–
Loans	774	181	–	–	–	–
Premises and equipment	32	3	–	7	7	1
Goodwill	193	28	14	15	43	15
Customer relationship intangible assets	–	–	–	15	9	5
Core deposit intangible asset	30	2	–	–	–	–
Other intangible assets	–	–	8	–	7	–
Other assets	48	2	–	41	5	2

Total assets	1,581	260	22	81	71	23

Deposits	1,225	209	–	–	–	–
Other liabilities	42	2	–	41	10	1

Total liabilities	1,267	211	–	41	10	1

Purchase price	$314	$49	$22	$40	$ 61	$22

The allocation of the purchase prices of NLSB and LCB continue to be subject to refinement as we complete the valuation of assets acquired and liabilities assumed.

BMO Financial Group Annual Report 2004	103

Notes to Consolidated Financial Statements

Future Acquisition

On October 13, 2004, we announced that we have entered into an agreement to acquire Indiana-based Mercantile Bancorp, Inc. (“MBI”), a privately held community bank, for approximately
$197 million in cash consideration. The acquisition of MBI is subject to regulatory approval and is expected to close in the first quarter of 2005, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

Note 12 Goodwill and Intangible Assets

Goodwill

When we acquire a subsidiary, joint venture or investment securities where we exert significant influence, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
     Goodwill is not amortized; however, it is tested at least annually for impairment. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value using discounted cash flows or price-to-earnings or other multiples, whichever is most appropriate under the circumstances. The excess of carrying value over fair value, if any, is recorded as an impairment charge in the period in which impairment is determined.
     There were no write-downs of goodwill due to impairment during the years ended October 31, 2004, 2003 and 2002.

A continuity of our goodwill by reporting unit, within our operating groups, for the years ended October 31, 2004 and 2003 is as follows:

	Personal and
	Commercial						Private	Investment
(Canadian $ in millions)	Client Group						Client Group	Banking Group		Other	Total
	Retail and		Retail
	Commercial	Client	Investment		Private			Investment		Technology
	Banking	Investing	Products		Banking		Total	Banking		and Solutions
Goodwill as at October 31, 2002	$ 455	$ 688	$ 187		$ 37		$ 912	$ 58		$ 3	$ 1,428
Acquisitions during the year	–	–	–		58		58	15		–	73
Other (1)	(51)	(95)	–		(21)		(116)	–		–	(167)

Goodwill as at October 31, 2003	404	593	187		74		854	73		3	1,334
Acquisitions during the year	233	–	–		–		–	2		–	235
Other (1)	(49)	(40)	–		–		(40)	27		–	(62)

Goodwill as at October 31, 2004	$ 588 (2)	$ 553 (3)	$ 187	(4)	$ 74	(5)	$ 814	$ 102	(6)	$ 3	$ 1,507

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars, purchase accounting adjustments related to prior year purchases and certain other reclassifications.
(2)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches and Moneris Solutions Corporation.
(3)	Relates primarily to CSFBdirect, Inc. and BMO Nesbitt Burns Corporation Limited.
(4)	Relates to Guardian Group of Funds Ltd.
(5)	Relates primarily to myCFO, Inc.
(6)	Relates to Gerard Klauer Mattison & Co., Inc. and BMO Nesbitt Burns Corporation Limited.

Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets by category are as follows:

(Canadian $ in millions)			2004	2003
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Customer relationships	$ 483	$ 196	$ 287	$ 374
Core deposits	191	96	95	91
Branch distribution networks	180	99	81	101
Other	32	15	17	23

Total	$ 886	$ 406	$ 480	$ 589

Intangible assets with a finite life are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, depending on the specific asset, over a period not to exceed 15 years.
     We test intangible assets with a finite life for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2004, 2003 and 2002.
     Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to their carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. We had $1 million of intangible assets with an indefinite life as at October 31, 2004 and 2003, respectively.
     The total estimated amortization expense relating to intangible assets for each of the next five years is $90 million for 2005, $81 million for 2006, $76 million for 2007, $64 million for 2008 and $60 million for 2009.

Note 13 Other Assets

(Canadian $ in millions)	2004	2003

Accounts receivable, prepaid expenses and other items	$5,405	$4,812
Accrued interest receivable	666	636
Due from clients, dealers and brokers	3,748	3,885
Pension asset (Note 20)	1,155	1,171

Total	$10,974	$10,504

104	BMO Financial Group Annual Report 2004

Note 14 Deposits

	Demand deposits
(Canadian $ in millions)	Interest bearing		Non-interest bearing		Payable after notice		Payable on a fixed date		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Deposits by:
Banks	$356	$299	$408	$410	$329	$93	$19,561	$23,953	$20,654	$24,755
Businesses and governments	5,570	5,422	10,380	9,536	18,621	17,288	45,043	40,159	79,614	72,405
Individuals	3,495	2,512	4,189	3,728	33,797	32,641	33,441	35,510	74,922	74,391

Total	$9,421	$8,233	$14,977	$13,674	$52,747	$50,022	$98,045	$99,622	$175,190	$171,551

Booked in:
Canada	$7,947	$7,442	$10,894	$10,187	$37,182	$34,449	$63,876	$63,656	$119,899	$115,734
United States	1,408	696	4,072	3,481	14,798	15,042	18,039	18,732	38,317	37,951
Other countries	66	95	11	6	767	531	16,130	17,234	16,974	17,866

Total	$9,421	$8,233	$14,977	$13,674	$52,747	$50,022	$98,045	$99,622	$175,190	$171,551

Included in deposits as at October 31, 2004 are $61,982 million ($61,748 million in 2003) of deposits denominated in U.S. dollars and $6,761 million ($9,764 million in 2003) of deposits denominated in other foreign currencies.

Demand deposits are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
     Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
     Deposits payable on a fixed date are comprised primarily of various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
     Deposits include federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2004, we had purchased $3,165 million of federal funds ($4,481 million in 2003).
     Deposits include commercial paper totalling $335 million as at October 31, 2004 ($179 million in 2003).
     Included in our deposits payable on a fixed date as at October 31, 2004 were $73,273 million of individual deposits greater than one hundred thousand dollars, of which $41,453 million were booked in Canada and $31,820 million were booked outside Canada. We had $73,532 million of such deposits as at October 31, 2003, of which $40,687 million were booked in Canada and $32,845 million were booked outside Canada. Of these deposits booked in Canada as at October 31, 2004, the amount maturing within three months was $26,592 million, between three and six months was $1,309 million, between six and 12 months was $2,491 million and over 12 months was $11,061 million. As at October 31, 2003, the amount maturing within three months was $27,356 million, between three and six months was $1,996 million, between six and 12 months was $3,208 million and over 12 months was $8,127 million.

Note 15 Other Liabilities

(Canadian $ in millions)	2004	2003

Acceptances	$5,355	$5,611
Securities sold but not yet purchased	10,441	8,255
Securities sold under repurchase agreements	20,865	23,765

	$36,661	$37,631

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers when the instruments mature. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities which we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in interest, dividend and fee income – securities, in our Consolidated Statement of Income.

Securities Sold under Repurchase Agreements

Securities sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

BMO Financial Group Annual Report 2004	105

Notes to Consolidated Financial Statements

(Canadian $ in millions)	2004	2003

Other
Accounts payable, accrued expenses and other items	$9,641	$8,184
Accrued interest payable	991	984
Non-controlling interest in subsidiaries	2,094	1,518
Liabilities of subsidiaries, other than deposits	502	11
Pension liability (Note 20)	18	59
Other employee future benefits liability (Note 20)	540	503

Total	$13,786	$11,259

Included in non-controlling interest in subsidiaries as at October 31, 2004 are capital trust securities totalling $1,745 million that form part of our Tier 1 regulatory capital ($1,150 million in 2003).

Customer Loyalty Program

We record the liability associated with our customer loyalty program rewards in the period in which our customers become entitled to the rewards. We estimate the liability based on estimated costs of future redemptions and the number of rewards outstanding that are ultimately expected to be redeemed by cardholders. Our estimate of the number of points to be redeemed is based on many factors, including a review of past behaviour of cardholders and future expected growth. The costs of our loyalty program are recorded as a reduction in card fees in the Consolidated Statement of Income. The liability is included in other liabilities in the Consolidated Balance Sheet.

Future Change in Accounting Policy

See Note 18 for discussion of a future change in accounting policy affecting non-controlling interest in subsidiaries, effective November 1, 2004.

Note 16 Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from the Superintendent of Financial Institutions Canada before we can redeem any part of our subordinated debt.
     During the year ended October 31, 2004, we redeemed our Series A Medium-Term, 3rd Tranche Notes of $400 million. During the year ended October 31, 2003, we redeemed our Floating Rate, Series B1 Subordinated Notes of US$350 million. Our Series 17 Debentures of $250 million matured during fiscal 2003. There were no gains or losses on any of our redemptions.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

					Redeemable
(Canadian $ in millions,	Face			Interest	at our option						Over	2004	2003
except as noted)	value		Maturity date	rate (%)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Debentures Series 12		$140	December 2008	10.85	December 1998	$–	$–	$–	$–	$140	$–	$140	$140
Debentures Series 16		$100	February 2017	10.00	February 2012	–	–	–	–	–	100	100	100
Debentures Series 18		$250	September 2010	8.80	September 2005	–	–	–	–	–	250	250	250
Debentures Series 19		$125	March 2011	7.40	March 2006	–	–	–	–	–	125	125	125
Debentures Series 20		$150	December 2025 to 2040	8.25	not redeemable	–	–	–	–	–	150	150	150
Debentures Series 21		$300	May 2011	8.15	May 2006	–	–	–	–	–	300	300	300
Debentures Series 22		$150	July 2012	7.92	July 2007	–	–	–	–	–	150	150	150
6.10% Notes	US$	300	September 2005	6.10	September 1998 (1)	365	–	–	–	–	–	365	396
7.80% Notes	US$	300	April 2007	7.80	April 2000 (1)	–	–	365	–	–	–	365	395
Series A Medium-Term Notes
2nd Tranche		$150	February 2013	5.75	February 2008	–	–	–	–	–	150	150	150
3rd Tranche		$400	December 2008	5.65	redeemed	–	–	–	–	–	–	–	400
Series B Medium-Term Notes		$300	June 2010	6.60	June 2005	–	–	–	–	–	300	300	300

Total						$365	$–	$365	$–	$140	$1,525	$2,395	$2,856

(1)	Redeemable at our option only if certain tax events occur.

106	BMO Financial Group Annual Report 2004

Note 17 Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have off-balance sheet financial instruments whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and financial instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position
(Canadian $ in millions, except as noted)				Total	Effective		Effective		Effective	Non-	Effective
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	rate (%)	Total

Canadian Dollar
Assets
Cash resources	$1,050	$590	$15	$1,655	4.91	$302	–	$–	–	$–	na	$1,957
Securities	24,687	34	315	25,036	7.24	716	6.59	110	8.20	144	na	26,006
Securities purchased under resale agreements	12,475	–	–	12,475	2.47	–	–	–	–	–	na	12,475
Loans	53,068	3,633	5,624	62,325	4.24	31,538	5.63	2,900	5.59	5,038	na	101,801
Other assets	37,072	241	481	37,794	na	3,847	na	–	na	(144)	na	41,497

Total assets	128,352	4,498	6,435	139,285		36,403		3,010		5,038		183,736

Liabilities and Shareholders’ Equity
Deposits	54,976	3,809	5,979	64,764	2.38	39,820	1.91	1,863	5.34	–	na	106,447
Securities sold but not yet purchased	9,690	–	–	9,690	3.60	–	–	–	–	–	na	9,690
Securities sold under repurchase agreements	8,911	–	141	9,052	2.45	–	–	–	–	–	na	9,052
Other liabilities	35,241	107	214	35,562	na	1,708	na	1,750	na	5,038	na	44,058
Subordinated debt	–	–	550	550	7.60	865	7.78	250	8.95	–	na	1,665
Shareholders’ equity	–	–	–	–	na	481	na	200	na	12,143	na	12,824

Total liabilities and shareholders’ equity	108,818	3,916	6,884	119,618		42,874		4,063		17,181		183,736

On-balance sheet gap position	19,534	582	(449)	19,667		(6,471)		(1,053)		(12,143)		–
Off-balance sheet gap position	(17,155)	408	1,221	(15,526)		13,501		2,025		–		–

Total Canadian dollar interest rate gap position
2004	$2,379	$990	$772	$4,141		$7,030		$972		$(12,143)		$–
2003	494	212	2,610	3,316		6,857		863		(11,036)		–

U.S. Dollar and Other Currencies
Assets
Cash resources	$10,800	$4,478	$1,607	$16,885	4.11	$(1,248)	–	$–	–	$451	na	$16,088
Securities	13,143	2,583	4,040	19,766	3.14	4,080	2.77	600	4.85	20	na	24,466
Securities purchased under resale agreements	4,587	86	–	4,673	2.71	–	–	–	–	–	na	4,673
Loans	23,379	476	1,227	25,082	3.21	9,184	4.73	2,424	5.37	609	na	37,299
Other assets	(3,024)	(403)	(640)	(4,067)	na	4,537	na	(176)	na	(1,362)	na	(1,068)

Total assets	48,885	7,220	6,234	62,339		16,553		2,848		(282)		81,458

Liabilities and Shareholders’ Equity
Deposits	49,954	4,026	1,918	55,898	1.61	12,403	1.18	204	0.89	238	na	68,743
Securities sold but not yet purchased	751	–	–	751	2.83	–	–	–	–	–	na	751
Securities sold under repurchase agreements	11,646	167	–	11,813	2.32	–	–	–	–	–	na	11,813
Other liabilities	713	(499)	(467)	(253)	na	519	na	(523)	na	(687)	na	(944)
Subordinated debt	–	–	365	365	6.10	365	7.80	–	–	–	na	730
Shareholders’ equity	–	–	–	–	na	–	na	365	na	–	na	365

Total liabilities and shareholders’ equity	63,064	3,694	1,816	68,574		13,287		46		(449)		81,458

On-balance sheet gap position	(14,179)	3,526	4,418	(6,235)		3,266		2,802		167		–
Off-balance sheet gap position	952	–	232	1,184		(1,184)		–		–		–

Total U.S. dollar and other currencies interest rate gap position
2004	$(13,227)	$3,526	$4,650	$(5,051)		$2,082		$2,802		$167		$–
2003	(14,907)	297	10,745	(3,865)		2,052		1,773		40		–

na – not applicable

BMO Financial Group Annual Report 2004	107

Notes to Consolidated Financial Statements

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
     The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviours and the application of the Bank’s asset and liability management policies.
     The assumptions for 2004 were as follows:

Assets

Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
     Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
     Fixed rate and non-interest bearing assets with no defined maturity are reported based upon expected account balance behaviour.

Deposits/Liabilities

Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
     Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
     Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon expected account balance behaviour.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the contractual interest rates in effect for the assets or liabilities on October 31, 2004.

Note 18 Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2004				2003				2002
			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares
Class B – Series 3	–	$–		$1.18	16,000,000	$400		$1.39	16,000,000	$400		$1.39
Class B – Series 4	8,000,000	200		1.20	8,000,000	200		1.20	8,000,000	200		1.20
Class B – Series 5	8,000,000	200		1.33	8,000,000	200		1.33	8,000,000	200		1.33
Class B – Series 6	10,000,000	250		1.19	10,000,000	250		1.19	10,000,000	250		1.19
Class B – Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	467	US$	1.39

		1,046				1,446				1,517
Common Shares	500,896,857	3,857		1.59	499,632,368	3,662		1.34	492,504,878	3,459		1.20

Total outstanding share capital		$4,903				$5,108				$4,976

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
     During the year ended October 31, 2004, we redeemed all of our Class B Preferred shares, Series 3, at a price of $25.50 per share plus any declared and unpaid dividends. The excess of the redemption price over carrying value of $8 million was charged to retained earnings in preferred share dividends.
     During the year ended October 31, 2002, we issued 12,000,000 5.95% Non-Cumulative Class B Preferred shares, Series 10, at a price of US$25.00 per share, representing an aggregate issue price of US$300 million.

Preferred Share Rights and Privileges

Class B – Series 4 shares are redeemable at our option starting August 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before August 25, 2007, or an equivalent value of our common shares, and are convertible at the shareholder’s option starting May 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.30 per share.

Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares are redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2007, or an equivalent value of our common shares, and are convertible at the shareholder’s option starting November 25, 2008 into our common shares; however, we have the right to pay $25.00 cash per share instead. The shares carry a non-cumulative quarterly dividend of $0.296875 per share.

Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.

Normal Course Issuer Bid

On August 10, 2004, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.

108	BMO Financial Group Annual Report 2004

     We participated in a normal course issuer bid during the period from August 8, 2003 to August 6, 2004, under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our then outstanding common shares.
     During the year ended October 31, 2004, we repurchased 6,220,500 shares at an average cost of $53.63 per share, totalling $333 million. During the year ended October 31, 2003, we repurchased 282,800 shares at an average cost of $43.95 per share, totalling $12 million.

Issuances Exchangeable into Common Shares

One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 646,383, 771,212 and 1,119,751 of our common shares would have been needed to complete the exchange as at October 31, 2004, 2003 and 2002, respectively.

Share Redemption and Dividend Restrictions

The Superintendent of Financial Institutions Canada must approve any plan to redeem any of our preferred share issues for cash.
     We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
     In addition, we have agreed that if BMO Capital Trust, one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares.

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. The common shares may be issued by the Bank at an average of the closing prices of the Bank’s common shares on the Toronto Stock Exchange based on the last five trading days prior to the last business day of the month or purchased on the open market at market price. During the year, a total of 1,120,931 common shares (1,101,305 in 2003) were issued by the Bank under the plan.

Potential Share Issuances

As at October 31, 2004, we had reserved 5,905,088 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 5,366,230 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 34,906,751 common shares for the potential exercise of stock options, as further described in Note 19.

Future Change in Accounting Policy

On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holders’ option be classified as liabilities. Under the new rules, $1,150 million of our capital trust securities currently recorded as non-controlling interest in subsidiaries will be classified as debt on our Consolidated Balance Sheet. The return paid to capital trust securities holders will be recorded as interest expense rather than as non-controlling interest in subsidiaries. Under the new rules, we will also reclassify our Class B Preferred shares Series 4 and 6, in the amount of $450 million, to debt. As a result, dividends on these shares will be recorded as interest expense.
     The adoption of these new rules is expected to increase interest expense by approximately $100 million, decrease non-controlling interest in subsidiaries by approximately $40 million, decrease income taxes by approximately $35 million and decrease net income by approximately $25 million. This change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining these measures.
     When we adopt the new rules, we will restate our consolidated financial statements to reflect the change in prior years. The impact of restating prior periods will be an increase in interest expense of $128 million, $122 million and $122 million, a decrease in non-controlling interest in subsidiaries of $41 million, $41 million and $41 million, a decrease in income taxes of $37 million, $37 million and $37 million, and a decrease in net income of $50 million, $44 million and $44 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Note 19 Employee Compensation – Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. The options granted under the plan from 1995 to 1999 all vest five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we have met certain performance targets. The options granted since 1999 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted since 1999 can only be exercised once certain performance targets are met. All options expire 10 years from the date they are granted.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2004		2003		2002
	Number	Weighted-	Number	Weighted-	Number	Weighted-
	of stock	average	of stock	average	of stock	average
	options	exercise price	options	exercise price	options	exercise price

Outstanding at beginning of year	35,212,440	$ 31.89	38,374,627	$ 30.21	32,997,743	$ 28.31
Granted	1,645,900	53.93	2,244,800	40.90	7,485,500	35.70
Exercised	6,239,301	27.77	5,325,916	23.45	1,923,115	18.87
Forfeited/cancelled	176,979	35.22	81,071	34.00	185,501	31.63

Outstanding at end of year	30,442,060	33.87	35,212,440	31.89	38,374,627	30.21
Exercisable at end of year	21,102,433	30.94	13,337,147	28.29	11,955,097	23.95
Available for grant	4,611,691		6,080,612		3,097,341
Outstanding stock options as a % of outstanding shares	6.08%		7.05%		7.79%

No stock options expired during the years ended October 31, 2004, 2003 and 2002.

BMO Financial Group Annual Report 2004	109

Notes to Consolidated Financial Statements

Options outstanding and options exercisable as at October 31, 2004 by range of exercise price are as follows:

(Canadian $, except as noted)	Options outstanding			Options exercisable
		Weighted-
		average
	Number	remaining	Weighted-	Number	Weighted-
	of stock	contractual life	average	of stock	average
Range of exercise prices	options	(years)	exercise price	options	exercise price

$20.00 and less	1,647,123	1.6	$18.39	1,647,123	$18.39
$20.01 to $30.00	4,997,301	5.0	$25.60	4,997,301	$25.60
$30.01 to $40.00	19,860,036	5.5	$34.78	14,074,823	$34.02
$40.01 to $54.13	3,936,100	8.3	$46.30	383,186	$41.33
$54.14 and over	1,500	9.0	$55.40	–	$–

Change in Accounting Policy

On November 1, 2002, we changed our accounting policy for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital.
     We determine the fair value of options granted using a trinomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2004, 2003 and 2002 was $10.63, $7.85 and $7.02, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2004	2003	2002

Expected dividend yield	2.6%	3.2%	3.6%
Expected share price volatility	23.2%	23.4%	23.4%
Risk-free rate of return	4.8%	4.8%	5.5%
Expected period until exercise	7.1 years	7.1 years	7.0 years

Changes to the input assumptions can result in materially different fair value estimates.

We do not record any compensation expense for stock options granted in prior years. When these stock options are exercised, we include the amount of proceeds in share capital. The impact on our net income and earnings per share if we had always recorded stock option expense based on the fair value of all of our outstanding stock options on their grant date is as follows:

(Canadian $ in millions, except as noted)	2004	2003	2002

Stock option expense included in employee compensation expense	$7	$3	$–

Net income, as reported	$2,351	$1,825	$1,417
Additional expense that would have been recorded if we had expensed the fair value of all outstanding stock options granted before November 1, 2002	29	43	47

Net income, pro forma	$2,322	$1,782	$1,370

Earnings per share (Canadian $)
Basic, as reported	$4.53	$3.51	$2.73
Basic, pro forma	4.48	3.43	2.63
Diluted, as reported	4.42	3.44	2.68
Diluted, pro forma	4.36	3.35	2.59

Other Stock-Based Compensation Plans
Share Purchase Plan

We offer our employees the option of contributing a portion of their gross salary toward the purchase of our common shares. For employee contributions up to 6% of their individual gross salaries, we match 50% of their contributions. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on Bank common shares held by the employee share purchase plan are used to purchase additional common shares on the open market.
     We account for our contribution as employee compensation expense when it is contributed to the plan.
     Employee compensation expense related to this plan for the years ended October 31, 2004, 2003 and 2002 was $32 million, $29 million and $26 million, respectively. There were 11,746,227, 10,888,080 and 9,567,840 common shares outstanding for the years ended October 31, 2004, 2003 and 2002, respectively, held in this plan.

Mid-Term Incentive Programs

We offer mid-term incentive programs for executives and certain senior employees. Depending on the plan, these programs pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the incentive payment is adjusted to reflect dividends and changes in the market value of our common shares. For the majority of executives and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our competitors.
     Employee compensation expense for these programs is recorded over the three-year performance cycle of the programs. The amount of compensation expense is adjusted over the three-year performance cycle to reflect the current market value of our common shares and our total shareholder return compared with that of our competitors.
     Beginning with our fiscal 2002 mid-term incentive program, we entered into agreements with third parties to assume our obligations related to these programs in exchange for cash payments of $173 million, $105 million and $58 million in the years ended October 31, 2004, 2003 and 2002, respectively. Amounts paid under these agreements were recorded in the Consolidated Balance Sheet in other assets and are recorded as employee compensation expense over the three-year performance cycle of the program on a straight-line basis. We no longer have any liability related to these programs because any future payments required will be the responsibility of the third parties.
     The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $133 million and $93 million as at October 31, 2004 and 2003, respectively.
     Employee compensation expense related to this program for the years ended October 31, 2004, 2003 and 2002 was $143 million, $97 million and $47 million, respectively.

Deferred Bonus Plans

We offer deferred bonus plans for certain senior executives and certain key employees in our Investment Banking and Private Client Groups. Under these plans, payment of annual incentive payments and/or commissions can be deferred as stock units of our common shares. The amount of deferred incentive payments and/or commissions is adjusted to reflect dividends and changes in the market value of our common shares.

110	BMO Financial Group Annual Report 2004

     Depending on the plan, deferred incentive payments can be paid either upon retirement/resignation, over the three-year period of the plan or at the end of the three-year period of the plan. The deferred incentive payments can be paid in cash, shares or a combination of both.
     Employee compensation expense for these plans is recorded in the year the incentive payment and/or commissions is earned. Changes in the amount of the incentive payment payable as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
     We have entered into derivative instruments in order to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.
     Liabilities related to these plans were recorded in other liabilities in our Consolidated Balance Sheet and totalled $218 million and $283 million as at October 31, 2004 and 2003, respectively.
     Employee compensation expense related to these plans that was recorded in our Consolidated Statement of Income for the years ended October 31, 2004, 2003 and 2002 was $4 million, $26 million and $18 million, respectively, net of the impact of hedging.

Note 20 Employee Compensation – Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
     Pension arrangements include defined benefit statutory pension plans as well as supplemental arrangements, which provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
     We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. We recognize the cost of our defined contribution pension plans in expense as the employees work for us.
     We also provide other employee future benefits, including health and dental care benefits and life insurance for current and retired employees.

Pension and Other Employee Future Benefit Liabilities

We have two types of benefit liabilities: our defined benefit pension liabilities and our other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
     Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, salary growth, retirement age, mortality and health care cost trend rates. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:

     Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which they will be entitled upon retirement, based on the provisions of our benefit plans.
     Interest cost on the benefit liabilities represents the increase in the liability that results from the passage of time.
     Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the prior year end. Any differences that result from changes in assumptions or from plan experience being different from what was expected by management at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
     At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
     Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees.
     Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of expected rate of return on plan assets based on the fund’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual return on assets are included in our actuarial gain or loss balance, as described above.
     Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have a liability to provide them with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

We make cash contributions to our statutory pension plans. The actual and target asset allocations are set out on the following page. The investment policy for the main Canadian pension plan assets is to have a diversified mix of quality investments that is expected to provide a superior real rate of return over the long term, while limiting performance volatility. We also have a retirement compensation arrangement that partially funds supplemental pension benefits in Canada. However, pension payments related to this plan are paid directly by the Bank. Retirement benefits for our supplemental plans in the United States are also paid directly by the Bank. Our other employee future benefit liability in the United States is partially funded; and our other employee future benefit liability in Canada is unfunded. Benefits in connection with our other employee future benefit plans are paid directly by the Bank.
     We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans).

BMO Financial Group Annual Report 2004	111

Notes to Consolidated Financial Statements

     In addition to actuarial valuations for accounting purposes, we are required to prepare additional valuations for determining our pension contributions (our “funding valuation”).The most recent funding valuation for our main Canadian plan was performed as at October 31, 2004. We are required to file funding valuations for that plan with the Office of the Superintendent of Financial Institutions Canada at least every three years. An annual funding valuation is required for our U.S. statutory plan. The last valuation was performed as at January 1, 2004.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Accrued benefit liability	$865	$883	$926	$741	$711	$595
Fair value of plan assets	607	544	572	58	55	55

Unfunded benefit liability	$258	$339	$354	$683	$656	$540

Asset Allocations

Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Funded pension benefit plans(1)				Funded other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2004	2004	2003	2002	2004	2004	2003	2002

Equities	45%	47%	45%	53%	65%	70%	61%	65%
Fixed income investments	35%	40%	42%	39%	35%	30%	30%	30%
Other	20%	13%	13%	8%	–	–	9%	5%

(1)	Excludes the Canadian supplementary plan whose assets are fully invested in fixed income investments.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Annual Benefits Expense
Benefits earned by employees	$120	$111	$105	$16	$17	$13
Interest cost on accrued benefit liability	201	196	191	44	38	35
Actuarial loss recognized in expense	77	62	27	10	–	3
Amortization of plan amendment costs	2	3	2	(7)	–	–
Loss realized on settlement of a portion of the benefit liability	–	4	–	–	–	–
Expected return on plan assets	(213)	(217)	(235)	(4)	(4)	(5)

Annual benefit expense	187	159	90	59	51	46
Canada and Quebec pension plan expense	45	44	36	–	–	–
Defined contribution expense	11	10	9	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$243	$213	$135	$59	$51	$46

The impact on annual benefits expense if we had recognized all costs and expenses as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$243	$213	$135	$59	$51	$46
(Excess)/shortfall of actual returns over expected return on plan assets	(118)	(6)	423	(4)	(6)	8
(Excess)/shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	1	97	92	(10)	170	31
(Excess)/shortfall of plan amendment costs amortized and plan amendment costs arising	17	(3)	(2)	7	–	–

Total pro forma annual pension and other employee future benefit costs if we had recognized all costs and benefits during the year	$143	$301	$648	$52	$215	$85

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	10	11	12	13	14	14
Discount rate at beginning of year	6.2%	6.5%	6.7%	6.4%	6.7%	6.6%
Expected long-term rate of return on plan assets	6.7%	6.9%	7.5%	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.2%	4.1%	4.1%	3.7%	3.7%
Assumed overall health care cost trend rate	na	na	na	8.4% (1)	5.3% (2)	5.6%	(3)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.
(2)	Trending to 4.4% in 2013 and remaining at that level thereafter.
(3)	Trending to 4.3% in 2005 and remaining at that level thereafter.
na – not applicable

112	BMO Financial Group Annual Report 2004

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Benefit liability
Benefit liability at beginning of year	$3,300	$3,157	$2,903	$711	$595	$537
Benefits earned by employees	120	111	105	16	17	13
Interest cost on benefit liability	201	196	191	44	38	35
Benefits paid to pensioners and employees	(190)	(195)	(167)	(23)	(25)	(23)
Voluntary employee contributions	5	5	5	–	–	–
Actuarial loss (a)	78	159	119	–	170	34
Plan amendments	19	–	15	–	(66)	–
Reduction in liability due to partial settlement	–	(15)	–	–	–	–
Other, primarily foreign exchange	(54)	(118)	(14)	(7)	(18)	(1)

Benefit liability at end of year	$3,479	$3,300	$3,157	$741	$711	$595

Weighted-average assumptions used to determine benefit liability
Discount rate at end of year	6.0%	6.2%	6.5%	6.2%	6.4%	6.7%
Rate of compensation increase	3.9%	4.2%	4.1%	3.9%	4.1%	3.7%
Assumed overall health care cost trend rate	na	na	na	8.2% (1)	8.4% (2)	5.3% (3)

Fair value of plan assets
Fair value of plan assets at beginning of year	$3,191	$2,912	$2,816	$55	$55	$54
Actual return on plan assets	331	223	(188)	8	10	(3)
Bank contributions	208	333	454	23	25	27
Voluntary employee contributions	5	5	5	–	–	–
Benefits paid to pensioners and employees	(190)	(195)	(167)	(23)	(25)	(23)
Amounts paid to participants to settle their pension	–	(17)	–	–	–	–
Other, primarily foreign exchange	(34)	(70)	(8)	(5)	(10)	–

Fair value of plan assets at end of year	$3,511	$3,191	$2,912	$58	$55	$55

Plan funded status	$32	$(109)	$(245)	$(683)	$(656)	$(540)
Unrecognized actuarial loss (a)	1,059	1,192	1,148	202	219	63
Unrecognized cost (benefit) of plan amendments (b)	46	29	33	(59)	(66)	–

Net benefit asset (liability) at end of year	$1,137	$1,112	$936	$(540)	$(503)	$(477)

Recorded in:
Other assets	$1,155	$1,171	$1,008	$–	$–	$–
Other liabilities	(18)	(59)	(72)	(540)	(503)	(477)

Net benefit asset (liability) at end of year	$1,137	$1,112	$936	$(540)	$(503)	$(477)

The plans paid $4 million for the year ended October 31, 2004 ($4 million in 2003; $5 million in 2002) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer these services to our customers. The plans did not hold any of our shares directly as at October 31, 2004, 2003 and 2002.
(1)	Trending to 4.4% in 2013 and remaining at that level thereafter.
(2)	Trending to 4.5% in 2013 and remaining at that level thereafter.
(3)	Trending to 4.3% in 2005 and remaining at that level thereafter.
na – not applicable

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Unrecognized actuarial loss at beginning of year	$1,192	$1,148	$633	$219	$63	$25
Loss on the benefit liability arising from changes in assumptions	78	159	119	–	170	34
(Excess) shortfall of actual return on plan assets compared to expected return	(118)	(6)	423	4	(6)	8
Recognition in expense of a portion of the unrecognized actuarial loss	(77)	(62)	(27)	(10)	–	(3)
Impact of foreign exchange and other	(16)	(47)	–	(11)	(8)	(1)

Unrecognized actuarial loss at end of year	$1,059	$1,192	$1,148	$202	$219	$63

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Unrecognized cost (benefit) of plan amendments at beginning of year	$29	$33	$20	$(66)	$–	$–
Cost (benefit) of plan amendments initiated during the year	19	–	15	–	(66)	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(2)	(3)	(2)	7	–	–
Impact of foreign exchange	–	(1)	–	–	–	–

Unrecognized cost (benefit) of plan amendments at end of year	$46	$29	$33	$(59)	$(66)	$–

BMO Financial Group Annual Report 2004	113

Notes to Consolidated Financial Statements

Sensitivity of Assumptions

Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
     Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
	Pension		future benefits
(Canadian $ in millions,	Benefit	Benefit	Benefit	Benefit
except as noted)	liability	expense	liability	expense
Discount rate (%)	6.0	6.2	6.2	6.4
Impact of: 1% increase	(392)	(15)	(97)	(3)
1% decrease	485	17	123	3

Rate of compensation increase (%)	3.9	4.0	3.9	4.1
Impact of: .25% increase	23	2	1	–
.25% decrease	(22)	(2)	(1)	–

Expected rate of return on assets (%)	na	6.7	na	8.0
Impact of: 1% increase	na	(31)	na	–
1% decrease	na	31	na	–

Assumed overall health care cost trend (%)	na	na	8.2 (1)	8.4 (2)
Impact of: 1% increase	na	na	107	10
1% decrease	na	na	(90)	(8)

(1)	Trending to 4.4% in 2013 and remaining at that level thereafter.
(2)	Trending to 4.5% in 2013 and remaining at that level thereafter.
na – not applicable

Cash Flows

Cash payments made by the Bank during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2004	2003	2002	2004	2003	2002

Contributions to defined benefit plans	$189	$325	$434	$–	$–	$4
Contributions to defined contribution plans	11	10	9	–	–	–
Benefits paid directly to pensioners by the Bank	19	8	20	23	25	23

Total	$219	$343	$463	$23	$25	$27

Our best estimate of the amounts we expect to contribute for the year ending October 31, 2005 is $170 million to our pension and $35 million to our other employee future benefit plans.

Estimated Future Benefit Payments to Pensioners and Employees

Estimated future benefit payments in the next five years and thereafter are as follows:

(Canadian $ in millions)	Pension	Other employee
Year	benefit plans	future benefit plans

2005	$ 182	$ 35
2006	191	32
2007	206	34
2008	219	37
2009	231	40
2010 – 2014	1,376	259

Note 21 Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception noted below for repatriation of retained earnings from our foreign subsidiaries.
     In addition, we record income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense on hedging gains related to our net investment in foreign operations is recorded in shareholders’ equity as part of net unrealized foreign exchange gain (loss).
     The net future income tax asset included in other assets is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period of the tax rate change.
     We expect that we will realize our future income tax assets in the normal course of our operations.

Components of Future Income Tax Balances
(Canadian $ in millions)	2004	2003

Future Income Tax Assets
Allowance for credit losses	$431	$500
Employee future benefits	184	159
Deferred compensation benefits	148	148
Other	111	136

Total future income tax assets	874	943

Future Income Tax Liabilities
Premises and equipment	(316)	(307)
Pensions	(410)	(360)
Intangible assets	(112)	(80)
Other	(47)	(50)

Total future income tax liabilities	(885)	(797)

Net future income tax asset (liability)	$(11)	$146

114	BMO Financial Group Annual Report 2004

Income which we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2004, 2003 and 2002 are estimated to be $495 million, $490 million and $530 million, respectively.

Provision for Income Taxes
(Canadian $ in millions)	2004	2003	2002

Consolidated Statement of Income
Provision for income taxes – Current	$859	$725	$137
– Future	149	(37)	287

	1,008	688	424
Shareholders’ Equity
Income tax expense (benefit) related to:
Foreign currency gains on translation of net investments in foreign operations	254	601	81
Other	9	–	(4)

Total	$1,271	$1,289	$501

Components of Total Provision for Income Tax
Canada: Current income taxes
Federal	$605	$752	$207
Provincial	273	294	46

	878	1,046	253

Canada: Future income taxes
Federal	88	7	132
Provincial	39	2	44

	127	9	176

Total Canadian	1,005	1,055	429

Foreign: Current income taxes	236	280	(35)
Future income taxes	30	(46)	107

Total foreign	266	234	72

Total	$1,271	$1,289	$501

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2004		2003		2002

Combined Canadian federal and provincial income taxes at the statutory tax rate	$1,195	35.0%	$935	36.2%	$727	38.3%
Increase (decrease) resulting from:
Tax-exempt income	(95)	(2.8)	(112)	(4.4)	(99)	(5.2)
Foreign operations subject to different tax rates	(96)	(2.9)	(153)	(5.9)	(197)	(10.3)
Large corporations tax	5	0.1	7	0.3	15	0.8
Change in tax rate for future income taxes	(11)	(0.2)	10	0.4	9	0.4
Intangible assets not deductible for tax purposes	14	0.4	14	0.6	16	0.8
Other	(4)	(0.1)	(13)	(0.5)	(47)	(2.5)

Provision for income taxes and effective tax rate	$1,008	29.5%	$688	26.7%	$424	22.3%

Note 22 Earnings Per Share

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2004	2003	2002

Net income	$2,351	$1,825	$1,417
Dividends on preferred shares	(76)	(82)	(79)

Net income available to common shareholders	$2,275	$1,743	$1,338

Average number of common shares outstanding (in thousands)	501,656	496,208	490,816

(Canadian $) Basic earnings per share	$4.53	$3.51	$2.73

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

BMO Financial Group Annual Report 2004	115

Notes to Consolidated Financial Statements

     Our Series 4, 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2004	2003	2002

Net income available to common shareholders	$2,275	$1,743	$1,338
Dividends on convertible shares	1	1	1

Net income adjusted for dilution effect	2,276	1,744	1,339

Average number of common shares outstanding (in thousands)	501,656	496,208	490,816

Convertible shares	683	996	1,278
Stock options potentially exercisable (1)	32,057	36,608	30,575
Common shares potentially repurchased (2)	(19,351)	(26,803)	(23,205)

Average diluted number of common shares outstanding (in thousands)	515,045	507,009	499,464

(Canadian $)
Diluted earnings per share	$4.42	$3.44	$2.68

(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 679,510, 455,282 and 7,884,526 with weighted-average exercise prices of $53.93, $41.21 and $38.11 for the years ended October 31, 2004, 2003 and 2002, respectively, because the options’ strike price was greater than the average share price for the year.
(2)	The number of shares potentially repurchased is determined by computing a weighted average of the number of shares potentially repurchased in each quarter.

Note 23 Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group

Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group

Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.
Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.
     Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.
     Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

116	BMO Financial Group Annual Report 2004

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.

Inter Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus, to any group with a shortfall, is at market rates for the currency and appropriate term.

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating group and geographic region, are as follows:

				Corporate	Total	Teb	Total		United	Other
(Canadian $ in millions)	P&C	PCG	IBG	Support (1)	(teb basis)	adjustments	(GAAP basis)	Canada	States	Countries

2004
Net interest income	$3,444	$499	$1,305	$(187)	$5,061	$(139)	$4,922	$3,441	$1,450	$170
Non-interest revenue	1,470	1,351	1,527	203	4,551	–	4,551	3,199	1,200	152

Total Revenue	4,914	1,850	2,832	16	9,612	(139)	9,473	6,640	2,650	322
Provision for credit losses	302	2	138	(545)	(103)	–	(103)	(1)	(46)	(56)
Non-interest expense	3,084	1,500	1,430	143	6,157	–	6,157	4,079	1,964	114

Income before taxes and non-controlling interest in subsidiaries	1,528	348	1,264	418	3,558	(139)	3,419	2,562	732	264
Income taxes	524	117	408	98	1,147	(139)	1,008	824	281	42
Non-controlling interest in subsidiaries	1	–	–	59	60	–	60	45	15	–

Net Income	$1,003	$231	$856	$261	$2,351	$–	$2,351	$1,693	$436	$222

Average Assets	$119,089	$5,326	$141,691	$3,686	$269,792	$–	$269,792	$177,306	$68,758	$23,728

2003
Net interest income	$3,318	$541	$1,393	$(201)	$5,051	$(152)	$4,899	$3,269	$1,631	$151
Non-interest revenue	1,506	1,196	1,263	255	4,220	–	4,220	2,912	1,185	123

Total Revenue	4,824	1,737	2,656	54	9,271	(152)	9,119	6,181	2,816	274
Provision for credit losses	301	2	231	(79)	455	–	455	211	211	33
Non-interest expense	3,075	1,505	1,369	138	6,087	–	6,087	3,992	1,989	106

Income before taxes and non-controlling interest in subsidiaries	1,448	230	1,056	(5)	2,729	(152)	2,577	1,978	616	135
Income taxes	507	86	335	(88)	840	(152)	688	625	231	(16)
Non-controlling interest in subsidiaries	4	–	–	60	64	–	64	48	16	–

Net Income	$937	$144	$721	$23	$1,825	$–	$1,825	$1,305	$369	$151

Average Assets	$109,909	$5,292	$144,418	$4,347	$263,966	$–	$263,966	$167,397	$76,634	$19,935

2002
Net interest income	$3,099	$518	$1,478	$(160)	$4,935	$(106)	$4,829	$3,018	$1,743	$174
Non-interest revenue	1,463	1,106	1,068	287	3,924	–	3,924	2,555	1,243	126

Total Revenue	4,562	1,624	2,546	127	8,859	(106)	8,753	5,573	2,986	300
Provision for credit losses	280	1	227	312	820	–	820	560	257	3
Non-interest expense	2,984	1,490	1,413	143	6,030	–	6,030	3,922	1,991	117

Income before taxes and non-controlling interest in subsidiaries	1,298	133	906	(328)	2,009	(106)	1,903	1,091	738	180
Income taxes	489	54	305	(318)	530	(106)	424	271	241	18
Non-controlling interest in subsidiaries	2	–	–	60	62	–	62	45	17	–

Net Income	$807	$79	$601	$(70)	$1,417	$–	$1,417	$775	$480	$162

Average Assets	$102,049	$5,453	$136,451	$4,037	$247,990	$–	$247,990	$152,612	$79,107	$16,271

(1)	Corporate Support includes Technology and Solutions.

Prior years are restated to give effect to the current year’s organization structure and presentation changes.

BMO Financial Group Annual Report 2004	117

Notes to Consolidated Financial Statements

Note 24 Related Party Transactions

We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers.
     Effective September 1, 1999, new loans and mortgages to executive officers were no longer available at preferred rates, other than mortgages for transfers we initiate and credit card loans to employees. A select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers.
     Prior to September 1, 1999, loans to executive officers for personal purposes, principally for consumer purchases, home improvements and sundry investments, were made available at an interest rate of one-half of our prime rate and up to a maximum loan amount of $25,000. Loans in excess of this amount were available at prime rate.
     The amounts outstanding under these preferred rate loan agreements are as follows:

(Canadian $ in millions)	2004	2003

Mortgage loans	$ 80	$ 155
Personal loans	66	73

Total	$ 146	$ 228

The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.

Board of Directors Compensation

Stock Option Plan
Beginning in fiscal 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 19. During the fiscal year 2003, we granted 42,000 stock options at an exercise price of $43.25 per share. During 2002, we granted 105,000 stock options at an exercise price of $36.01 per share. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
     Stock option expense for this plan is calculated in the same manner as employee stock option expense. It was included in other expenses in our Consolidated Statement of Income and was less than $1 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Deferred Share Units

Our Board of Directors is required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, the directors are required to take at least 50% of their annual retainers in this form.
     Deferred share units allocated under this deferred share unit plan are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units will be paid upon termination of service as a director. The expense for this plan was included in other expenses in our Consolidated Statement of Income and totalled $3 million, $2 million and $2 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Note 25 Contingent Liabilities

(a) Legal Proceedings

During last year, claims were made against us in relation to the termination of certain derivative positions. Based upon information presently available, our counsel is not in a position to express an opinion as to the likely outcome of any of these actions. Management is of the view that we have strong defences to these claims.
     BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several class and individual actions in Canada and a class action in the United States brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Other defendants named in one or more of these actions include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor, brokerage firms which sold Bre-X common stock, and a major gold production company. These actions are largely based on allegations of negligence, negligent or fraudulent misrepresentation and a breach of the U.S. Securities Exchange Act of 1934 (United States only), in connection with the sale of Bre-X securities. Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. All of the other actions are at a preliminary stage. Based upon information presently available, counsel for BMO Nesbitt Burns Inc. is not in a position to express an opinion as to the likely outcome of any of these actions. Management is of the view that BMO Nesbitt Burns Inc. has strong defences and will vigorously defend against all such actions.
     In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Holders have applied to the court for leave to pursue claims against Bank of Montreal, Harris Nesbitt Corp. and approximately 380 other financial institutions. The Complaints allege various statutory (including the Bank Holding Company Act and, with respect to the proposed Equity Holders Committee Complaint,
RICO) and common law causes of action arising out of the relationships among Bank of Montreal and its subsidiary, Adelphia and various of its subsidiaries, and the Rigas family and certain entities owned or controlled by that family, and seek an unspecified amount of damages and punitive damages and equitable relief. The Bank and other defendants have filed oppositions to the ability of the Committees to pursue these claims, and although fully briefed, the court has neither requested argument on the Committees’ applications nor ruled on them. Also in the bankruptcy proceeding, Adelphia has threatened to commence an adversary proceeding against the Bank and other financial institutions seeking return of certain payments received by the Bank and others, claiming that such payments were voidable preferences.
     In addition, the Bank’s subsidiary, Harris Nesbitt Corp., is one of many underwriters named, in addition to the Bank and other financial institutions, in several civil actions brought by investors in Adelphia debt securities. These actions include a class action as well as individual actions which have been consolidated for pretrial purposes before the United States District Court for the Southern District of New York. These actions all allege violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, and several allege violations of state securities laws and the common law as well. All seek unspecified damages. The Bank also has been advised by an individual who sold his business in exchange for Adelphia common stock that he may file a civil action against the Bank and others to recover unspecified, though allegedly substantial, damages as a result of the decline in value of that stock.
     There remains the possibility that other or additional claims related to Adelphia’s bankruptcy may be asserted by one or more interested parties.

118	BMO Financial Group Annual Report 2004

     As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters but management believes that the Bank and Harris Nesbitt Corp. have strong defences to these claims.
     The Bank and its subsidiaries are party to other legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

(b) Pledged Assets

In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2004	2003

Cash resources	$2	$10
Securities
Issued or guaranteed by Canada	5,227	4,799
Issued or guaranteed by a Canadian province, municipality or school corporation	1,668	1,457
Other securities	11,421	12,055
Other assets	21,559	23,850

Total assets pledged	$39,877	$42,171

Excludes restricted cash resources disclosed in Note 2.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

(Canadian $ in millions)	2004	2003

Assets pledged to:
Clearing systems, payment systems and depositories	$1,253	$1,096
Assets pledged in relation to:
Obligations related to securities sold under repurchase agreements	20,865	23,748
Securities borrowing and lending	11,229	8,997
Derivatives transactions	1,121	1,052
Other	5,409	7,278

Total	$39,877	$42,171

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 26 Fair Value of Financial Instruments

We record trading assets and liabilities at market values and non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
     Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value generally represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value assuming that we will not sell the assets or liabilities, taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contract. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
     Interest rate changes are the main cause of changes in the fair value of our financial instruments.
     Premises and equipment, goodwill and intangible assets, employee future benefits-related amounts and future income taxes are not financial instruments and have been excluded from our estimate of fair value. The net amounts excluded totalled $4,007 million as at October 31, 2004 ($3,968 million in 2003).

Financial Instruments whose Book Value Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related assets and liabilities, securities sold but not yet purchased and securities sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Loans

In determining the fair value of our loans, we incorporate the following assumptions:
•	For fixed rate performing loans, we discount the remaining contractual cash flows, adjusted for prepayment, at market interest rates currently offered for loans with similar terms and risks.
•	For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value.

The value of our loan balances determined based on the above assumptions is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.

Securities

The fair value of our securities, both trading and investment, by instrument type and the methods used to determine fair value are provided in Note 3.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.
•	For floating rate, fixed maturity deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
•	For fixed maturity deposits, adjustments to fair value are made for early redemptions based on client behaviour history.
•	For deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

BMO Financial Group Annual Report 2004	119

Notes to Consolidated Financial Statements

Subordinated Debt

The fair value of our subordinated debt is determined by referring to current market prices for similar debt instruments.

Set out below are the amounts which would be reported if all of our financial instrument assets and liabilities were reported at their fair values, adjusted for the impact of derivatives that hedge changes in fair value (assets and liabilities that are not financial instruments are excluded from this table):

(Canadian $ in millions)	2004				2003

			Fair value	Fair value			Fair value	Fair value
	Book	Fair	of hedging	over (under)	Book	Fair	of hedging	over (under)
	value	value	derivatives(1)	book value	value	value	derivatives(1)	book value

Assets
Cash resources	$18,045	$18,045	$–	$–	$19,860	$19,860	$–	$–
Securities	50,472	50,558	(48)	38	54,790	55,102	(170)	142
Loans and customers’ liability under acceptances, net of the allowance for credit losses	156,248	156,407	(37)	122	146,156	146,686	9	539
Derivative financial instruments – trading	24,914	24,914	–	–	20,878	20,878	–	–
Other assets	10,974	10,974	–	–	10,504	10,504	–	–

	$260,653	$260,898	$(85)	$160	$252,188	$253,030	$(161)	$681

Liabilities
Deposits	$175,190	$175,710	$(196)	$324	$171,551	$172,431	$(389)	$491
Derivative financial instruments – trading	23,741	23,741	–	–	20,375	20,375	–	–
Acceptances	5,355	5,355	–	–	5,611	5,611	–	–
Securities sold but not yet purchased	10,441	10,441	–	–	8,255	8,255	–	–
Securities sold under repurchase agreements	20,865	20,865	–	–	23,765	23,765	–	–
Other liabilities	13,786	13,786	–	–	11,259	11,259	–	–
Subordinated debt	2,395	2,630	8	243	2,856	3,165	6	315

	$251,773	$252,528	$(188)	$567	$243,672	$244,861	$(383)	$806

Total				$(407)				$(125)

(1)	Refer to Note 9.

Note 27 Reconciliation of Canadian and United States Generally Accepted Accounting Principles

We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
The significant differences which would result if United States GAAP were applied in the preparation of our consolidated financial statements are as follows:

Condensed Consolidated Statement of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)	2004	2003	2002

Net income, as reported under Canadian GAAP	$2,351	$1,825	$1,417
Adjustments to arrive at United States GAAP:
Net Interest Income
Variable interest entities (a)	38	–	–
Mortgage prepayment fees (b)	(42)	–	–
Non-Interest Revenue
Variable interest entities (a)	104	–	–
Securitizations (c)	(3)	(44)	(40)
Derivatives (d)	(5)	(3)	(37)
Non-Interest Expense
Variable interest entities (a)	(7)	–	–
Stock options (e)	(29)	(43)	(47)
Software development costs (f)	(42)	39	40
Pension and related benefits (g)	5	(2)	(4)
Goodwill and other assets (h)	6	7	10
Income taxes and net change in income taxes (i) (including adjustments due to items listed above)	(24)	3	21
Cumulative impact of an accounting change (a)	(111)	–	–

Net income based on United States GAAP	$2,241	$1,782	$1,360

Earnings per share: basic – Canadian GAAP net income	$4.53	$3.51	$2.73
– United States GAAP net income before cumulative effect of accounting change	4.54	3.43	2.61
– Cumulative effect of accounting change	(0.23)	–	–
– United States GAAP net income	4.31	3.43	2.61

Earnings per share: diluted – Canadian GAAP net income	$4.42	$3.44	$2.68
– United States GAAP net income before cumulative effect of accounting change	4.42	3.35	2.57
– Cumulative effect of accounting change	(0.22)	–	–
– United States GAAP net income	4.20	3.35	2.57

Certain comparative figures have been reclassified to conform with the current year’s presentation.

120	BMO Financial Group Annual Report 2004

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2004			2003

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash Resources (a)	$18,045	$28	$18,073	$19,860	$–	$19,860
Securities
Investment and loan substitutes (l)	15,028	(15,028)	–	19,671	(19,671)	–
Trading	35,444	–	35,444	35,119	–	35,119
Available for sale (d,j,l)	–	15,873	15,873	–	21,105	21,105
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,d)	156,248	20,796	177,044	146,156	(4)	146,152
Derivative financial instruments (a,d)	25,448	327	25,775	21,216	420	21,636
Premises and equipment (f)	2,020	127	2,147	2,045	105	2,150
Goodwill (h)	1,507	(43)	1,464	1,334	(46)	1,288
Intangible assets (h)	480	(26)	454	589	(35)	554
Other assets (a,d,g,l)	10,974	163	11,137	10,504	(288)	10,216

Total Assets	$265,194	$22,217	$287,411	$256,494	$1,586	$258,080

Liabilities and Shareholders’ Equity
Deposits (d)	$175,190	$4	$175,194	$171,551	$(14)	$171,537
Derivative financial instruments (a,d)	23,973	(13)	23,960	20,715	174	20,889
Acceptances	5,355	–	5,355	5,611	–	5,611
Securities sold but not yet purchased	10,441	–	10,441	8,255	–	8,255
Securities sold under repurchase agreements	20,865	–	20,865	23,765	–	23,765
Other liabilities (d,j)	13,786	22,029	35,815	11,259	1,058	12,317
Subordinated Debt (d)	2,395	9	2,404	2,856	58	2,914
Shareholders’ Equity (d,k)	13,189	188 (1)	13,377	12,482	310 (1)	12,792

Total Liabilities and Shareholders’ Equity	$265,194	$22,217	$287,411	$256,494	$1,586	$258,080

(1) Includes cumulative adjustment to shareholders’ equity arising from current and prior years’ GAAP differences.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2004	2003	2002

Net income (under United States GAAP)	$2,241	$1,782	$1,360

Other Comprehensive Income, net of income taxes:
Unrealized loss on translation of net investments in foreign operations, net of hedging activities (i)	(295)	(597)	(79)
Unrealized holding gains (losses) on available for sale securities, net of hedging activities (ii)	(4)	76	(45)
Realized (gains) losses and write-downs on available for sale securities recognized in net income (iii)	(114)	(25)	94
Unrealized losses on derivatives designated as cash flow hedges (iv)	(205)	(37)	(22)
Net gains on derivatives designated as cash flow hedges recognized in net income (v)	253	21	15
Minimum pension liability (vi)	(5)	(45)	–

Total Other Comprehensive Loss	(370)	(607)	(37)

Comprehensive Income	$1,871	$1,175	$1,323

(i)   Net of income taxes of $254 million ($601 million in 2003; $81 million in 2002).
(ii)  Net of income taxes of $2 million ($37 million in 2003; $30 million in 2002).
(iii) Net of income taxes of $64 million ($14 million in 2003; $59 million in 2002).
(iv) Net of income taxes of $110 million ($19 million in 2003; $14 million in 2002).
(v)  Net of income taxes of $209 million ($12 million in 2003; $9 million in 2002).
(vi) Net of income taxes of $3 million ($30 million in 2003).

(a) Variable Interest Entities

Under United States GAAP, we adopted a new accounting standard on the consolidation of variable interest entities (“VIEs”) effective January 31, 2004. Under this new standard, we consolidate the financial results of VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters.
     When we adopted this new U.S. accounting standard on January 31, 2004, it resulted in the consolidation of our multi-seller conduits. We recorded a one-time transition adjustment of $111 million related to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to interest rate risk in the Consolidated Statement of Income, as the cumulative effect of an accounting change. These derivative instruments had been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although they are effective as economic hedges, they are required to be marked to market under United States GAAP. The liability associated with these unrealized losses will reverse, with a corresponding increase in net income, over the remaining terms of the swaps for United States GAAP reporting, ranging from 2004 to 2015.

     The impact of the new standard on our Consolidated Balance Sheet as at October 31, 2004 was an increase in cash resources of $28 million, an increase in loans of $20,805 million, a decrease in derivative assets of $51 million, an increase in other assets of $25 million, a decrease in derivative liabilities of $13 million, an increase in other liabilities of $20,849 million and a decrease in shareholders’ equity of $29 million.
     On November 1, 2004, we will adopt the equivalent Canadian GAAP rules on the consolidation of VIEs. There will continue to be an adjustment to our Consolidated Statement of Income until the transition balance is fully amortized.

(b) Mortgage Prepayment Fees

Under United States GAAP, mortgage prepayment fees are recognized in income when the related mortgage is prepaid or renegotiated at market rates. Prior to November 1, 2003 these fees were deferred and amortized to income over the average remaining term of the related mortgages under Canadian GAAP.
     Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this

BMO Financial Group Annual Report 2004	121

Notes to Consolidated Financial Statements

difference and resulted in recording in income for Canadian GAAP purposes, the balance of deferred mortgage prepayment fees as at November 1, 2003 of $42 million before income taxes. This amount was already recognized in net income under United States GAAP.

(c) Securitizations

Under United States GAAP, gains on all of our securitizations are recorded at the date of the securitization. Under Canadian GAAP, prior to July 1, 2001, gains on sales of NHA-insured mortgages were recorded at the date of the securitization and gains on sales of other loans securitized were deferred and recorded over the life of the loans securitized. Effective July 1, 2001, we adopted a new Canadian accounting standard on securitizations that eliminated this difference for securitizations that took place after July 1, 2001. There will continue to be an adjustment to our Consolidated Statement of Income until the deferred gains related to loans securitized prior to July 1, 2001 have all been recorded in income.

(d) Derivatives

Under United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in other comprehensive income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
     Under Canadian GAAP, hedging derivatives are accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item.

(e) Stock Options

Under United States GAAP, the fair value of stock options on their grant date is recorded as compensation expense over the period that the options vest. Under Canadian GAAP, prior to November 1, 2002, we included the amount of proceeds in shareholders’ equity when the options were exercised and did not recognize any compensation expense. Effective November 1, 2002, we adopted a new Canadian accounting standard on stock-based compensation that eliminated this difference for stock options granted on or after November 1, 2002. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until stock option expense has been fully recognized for stock options granted prior to November 1, 2002 under United States GAAP.

(f) Software Development Costs

Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard on sources of GAAP that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.

(g) Pension and Related Benefits

Under United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The related obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States

GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.

(h) Goodwill and Other Assets

Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.

(i) Income Taxes

In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period of change.

(j) Non-Cash Collateral

Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available for sale securities and other liabilities have been increased by $1,289 million and $1,220 million for the years ended October 31, 2004 and 2003, respectively.

(k) Shareholders’ Equity

Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under United States GAAP. Canadian GAAP does not permit presentation of other comprehensive income.
     The accumulated balances related to each component of other comprehensive income, net of income taxes, are as follows:

(Canadian $ in millions)	2004	2003

Unrealized loss on translation of net investments in foreign operations, net of hedging activities	$(471)	$(176)
Net unrealized gains on available for sale securities (l)	11	129
Unrealized gains on derivatives designated as cash flow hedges (d)	274	226
Minimum pension liability (m)	(50)	(45)

Total Accumulated Other Comprehensive Income (Loss)	$(236)	$134

(l) Available for Sale Securities

Under United States GAAP, we have designated as available for sale all of our investment securities and loan substitute securities, other than investments in corporate equity where we exert significant influence but not control. Available for sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income. Under Canadian GAAP, investment securities are carried at cost, amortized or adjusted cost. Investments in corporate equity where we exert significant influence but not control are classified in other assets under United States GAAP.

(m) Minimum Pension Liability

Under United States GAAP, we must recognize an additional pension liability equal to the excess of the pension obligation, calculated without taking salary increases into account, over the unrecognized cost of plan amendments. This excess is recognized as a reduction in other comprehensive income. The pension obligation, calculated without taking salary increases into account, was $3,087 million and $2,889 million as at October 31, 2004 and 2003, respectively. Under Canadian GAAP, there is no similar requirement.

122	BMO Financial Group Annual Report 2004

Bank-Owned Corporations

			Book value of common
			and preferred shares
Corporations in which the Bank owns more than		Percent of voting shares	owned by the Bank
50% of the issued and outstanding voting shares	Head office	owned by the Bank	(Canadian $ in millions)

4197569 Canada Inc.	Toronto, Canada	100	1
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	100	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	100	89
BMO Nesbitt Burns Limited (U.K.)	London, England	100
Bank of Montreal Finance Ltd.	Toronto, Canada	50.01	27
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	100	13
Bank of Montreal Holding Inc.	Calgary, Canada	100	12,985
Bank of Montreal Holding Investments Inc.	Calgary, Canada	100
Bank of Montreal Insurance (Barbados) Limited	Bridgetown, Barbados	100
Bank of Montreal Securities Canada Limited	Toronto, Canada	100
BMO Nesbitt Burns Corporation Limited and subsidiaries	Montreal, Canada	100
BM0 Holding Finance, LLC	Wilmington, United States	100
BMO Investments Limited and subsidiaries	Hamilton, Bermuda	100
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg	100
BMO Service Inc.	Calgary, Canada	100
Bank of Montreal Ireland plc	Dublin, Ireland	100	1,180
Bank of Montreal Mortgage Corporation	Calgary, Canada	100	2,000
BMO Capital Corporation	Toronto, Canada	100	63
BMO Investments Inc.	Toronto, Canada	100	114
BMO InvestorLine Inc.	Toronto, Canada	100	48
BMO Ireland Finance Company	Dublin, Ireland	100	533
BMO Life Insurance Company	Toronto, Canada	100	26
BMO Nesbitt Burns Equity Partners Inc.	Toronto, Canada	100	79
BMO Trust Company	Toronto, Canada	100	275
Guardian Group of Funds Ltd.	Toronto, Canada	100
BMO (US) Lending, LLC	Chicago, United States	100	12
Harris Financial Corp.	Wilmington, United States	100	5,130
BMO Financial, Inc.	Wilmington, United States	100
BMO Global Capital Solutions, Inc.	Wilmington, United States	100
BMO Nesbitt Burns Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States	100
EFS (U.S.), Inc. and subsidiary	Chicago, United States	100
Harris Bancorp Insurance Services, Inc.	Chicago, United States	100
Harris Bankcorp, Inc. and subsidiaries	Chicago, United States	100
Harris Nesbitt Corp.	Chicago, United States	100
Harris Nesbitt Financing, Inc.	Chicago, United States	100
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States	100
Harrisdirect LLC	Wilmington, United States	100
MyChoice Inc.	Toronto, Canada	80	–

The above is a list of all our directly held corporations, as well as their directly held corporations, and thereby includes all of our major operating companies. The book values of the corporations shown represent the total common and preferred equity value of our holdings.

     We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 97.45% of the outstanding non-voting shares.

BMO Financial Group Annual Report 2004	123

Corporate Governance

Corporate Governance

We strive to earn and retain the trust of our shareholders
through our steadfast commitment to sound principles
of corporate governance.

Over the years, BMO has received widespread recognition for our leadership in corporate governance practices, and our achievements continue to be acknowledged. In 2004, for instance, we ranked second overall and first among the country’s banks in The Globe and Mail’s Report on Business annual review of corporate governance practices.

Stewardship

Sound governance and ethical behaviour begin with our Board of Directors, which represents and is accountable to our shareholders and assumes responsibility for the stewardship of BMO. Either directly or through Board committees, the Board is responsible for overseeing the management of the business and affairs of our organization with the objective of enhancing shareholder value. Among its many specific duties, the Board approves strategic plans and objectives, provides advice and counsel to the Chief Executive Officer (CEO), oversees the ethical, legal and social conduct of the organization, and reviews BMO’s financial performance and condition. It also selects, evaluates, sets the compensation for and, if necessary, replaces the CEO.

Independence

The Board of Directors ensures that appropriate structures and procedures are in place so that it functions independently of management. All members of the Board are “independent,” with the exception of the CEO, under the Director Unrelated/Independent Determination Standards adopted by the Board in compliance with applicable regulatory and stock exchange requirements. In 2004, the Board separated the roles of Chairman and CEO and appointed a non-executive Chairman. The Chairman facilitates full and candid discussion of key matters that come before the Board and ensures that the Board functions independently of management.

Corporate Governance at BMO Financial Group

For more details regarding corporate governance at BMO, please see the following documents, which are posted on our web site – www.bmo.com.

Notice of Annual Meeting of Shareholders and Proxy Circular – Shareholders are invited to attend our Annual Meeting on Tuesday, February 22, 2005 at The Carlu in Toronto, Ontario or view a webcast of the event. Details of the webcast are available on our web site.

Corporate Governance – Our web site contains information on our corporate governance practices, including our code of conduct, titled First Principles, our Director Unrelated/Independent Determination Standards and Board and Committee Charters.

Proxy Circular – Our Proxy Circular contains resumés for each of the Directors, Board Committee reports and a complete discussion of our corporate governance practices.

BMO 2004 Corporate Social Responsibility Report including our Public Accountability Statement – This combined report documents our corporate citizenship activities throughout the year. It will be released in February 2005.

Each of the above documents is available in print to any shareholder upon request.

Board and Director Evaluations

To ensure accountability, the Board annually retains an outside consultant to survey its effectiveness. The Board conducts an annual director “peer” performance review. The “peer” survey, which is also overseen by an outside consultant to ensure confidentiality, requires that every director assess the contribution of each of his or her peers on measures ranging from ethics to strategic insight, financial literacy and business judgment.

Evolution in Governance

At BMO, we recognize that our governance standards must evolve to respond to changes in our organization, stakeholder expectations and regulatory requirements. The Board recognizes that there is an ongoing and energetic debate regarding corporate governance, and will continue to follow that debate.

124	BMO Financial Group Annual Report 2004

Stock Exchange Guidelines

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), BMO has in place corporate governance practices that are not only consistent with the requirements of those stock exchanges, but in many cases go beyond those requirements. BMO is also in compliance with applicable rules adopted by the Canadian Securities Administrators, and the U.S. Securities and Exchange Commission (SEC) to give effect to provisions of the Sarbanes-Oxley Act.
     For a complete discussion of BMO’s corporate governance practices, please see our Proxy Circular.
     With respect to the NYSE listing standards, our corporate governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE listing standards. The NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions.
     The TSX rules require shareholder approval of all equity compensation plans, subject to a few limited exceptions; however, this is only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer’s outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders.

What’s Next?

•	As we move forward, BMO Financial Group remains committed to maintaining and building upon our reputation as a leader in corporate governance practices, recognizing that the interests of shareholders and our business are advanced by a commitment to sound principles of corporate governance.

BMO Financial Group Annual Report 2004	125

Board of Directors

Robert M. Astley
Waterloo, Ontario
Corporate Director and
former President and
Chief Executive Officer
Clarica Life Insurance
Company and
former President
Sun Life Financial
Canada

Stephen E. Bachand
Ponte Vedra Beach, Florida
Corporate Director and
former President and
Chief Executive Officer
Canadian Tire Corporation,
Limited

David R. Beatty, O.B.E.
Toronto, Ontario
Chairman and
Chief Executive Officer
Beatinvest Limited

Robert Chevrier, F.C.A.
Montreal, Quebec
President
Société de gestion
Roche Inc.

F. Anthony Comper
Toronto, Ontario
President and
Chief Executive Officer
BMO Financial Group

Ronald H. Farmer
Markham, Ontario
Managing Director
Mosaic Capital Partners
Toronto

David A. Galloway
Toronto, Ontario
Chairman of the Board
Bank of Montreal

Eva Lee Kwok
Vancouver, British Columbia
Chair and Chief
Executive Officer
Amara International
Investment Corp.

J. Blair MacAulay
Oakville, Ontario
of Counsel
Fraser Milner Casgrain LLP
Toronto

The Honourable
Frank McKenna, P.C., Q.C.
Cap Pelé, New Brunswick
President
Glenwood Kitchen
Cabinets and
Counsel, McInnes Cooper
Moncton

Bruce H. Mitchell
Toronto, Ontario
Chairman and
Chief Executive Officer
Permian Industries Limited

Philip S. Orsino, O.C., F.C.A.
Toronto, Ontario
President and
Chief Executive Officer
Masonite International
Corporation
Mississauga

J. Robert S. Prichard, O.C., O.Ont.
Toronto, Ontario
President and
Chief Executive Officer
Torstar Corporation

Jeremy H. Reitman
Montreal, Quebec
President and
Chief Executive Officer
Reitmans (Canada) Limited

Joseph L. Rotman, O.C., LL.D.
Toronto, Ontario
Chairman
Roy-L Capital Corporation

Guylaine Saucier, C.M., F.C.A.
Montreal, Quebec
Corporate Director

Nancy C. Southern
Calgary, Alberta
President and
Chief Executive Officer
ATCO Ltd. and
Canadian Utilities Limited

Honorary Directors

Charles F. Baird
Bethesda, MD, U.S.A.

Ralph M. Barford
Toronto, ON

Matthew W. Barrett, O.C., LL.D.
London, ENG

Peter J.G. Bentley, O.C., LL.D.
Vancouver, BC

Claire P. Bertrand
Montreal, QC

Frederick S. Burbidge, O.C.
Frelighsburg, QC

Pierre Côté, C.M.
Quebec City, QC

C. William Daniel, O.C., LL.D.
Toronto, ON

Nathanael V. Davis
Osterville, MA, U.S.A.

Graham R. Dawson
Vancouver, BC

Louis A. Desrochers, C.M., c.r.
Edmonton, AB

A. John Ellis, O.C., LL.D., O.R.S.
Vancouver, BC

John F. Fraser, O.C., LL.D.
Winnipeg, MB

Thomas M. Galt
Toronto, ON

J. Peter Gordon, O.C.
Burlington, ON

Richard M. Ivey, C.C., Q.C.
London, ON

Senator Betty Kennedy, O.C., LL.D.
Campbellville, ON

Ronald N. Mannix
Calgary, AB

Robert H. McKercher, Q.C.
Saskatoon, SK

Eric H. Molson
Montreal, QC

William D. Mulholland, LL.D.
Georgetown, ON

Jerry E.A. Nickerson
North Sydney, NS

Lucien G. Rolland, O.C.
Montreal, QC

Mary Alice Stuart, C.M., O.ONT., LL.D.
Toronto, ON

Lorne C. Webster, C.M.
Montreal, QC

126	BMO Financial Group Annual Report 2004

Members of Management Board

F. Anthony Comper*
President and
Chief Executive Officer

William A. Downe*
Deputy Chair
BMO Financial Group and
Chief Executive Officer
BMO Nesbitt Burns and Head
Investment Banking Group

Investment Banking Group

Yvan J.P. Bourdeau*
President and
Chief Operating Officer
BMO Nesbitt Burns

Ellen M. Costello
Vice-Chair, Harris Nesbitt
New York and Head
Securitization and Credit
Investment Management

David R. Hyma
Vice-Chair, BMO Nesbitt Burns
and Head, Capital Markets

Marnie J. Kinsley
Executive Managing Director
and Co-Head
Cash Management Services

L. Jacques Ménard
Chairman, BMO Nesbitt Burns
and President, BMO Financial
Group, Quebec

Thomas V. Milroy
Vice-Chair, BMO Nesbitt Burns
and Global Head, Investment
and Corporate Banking

Eric C. Tripp
Vice-Chair, BMO Nesbitt Burns
and Head, Equity Division

Private Client Group

Gilles G. Ouellette*
President and
Chief Executive Officer

Barry M. Cooper
Chairman and
Chief Executive Officer
Jones Heward and
Head, Mutual Fund
Investments

Sherry S. Cooper
Executive Vice-President
and Global Economic
Strategist

Dean Manjuris
Head, Full Service Brokerage
Line of Business and
President and Director
Private Client Division
BMO Nesbitt Burns

Graham T. Parsons
Executive Vice-President
Global Private Banking

Harris Bankcorp, Inc.

Franklin J. Techar*
President and
Chief Executive Officer
Harris Bankcorp, Inc. and
Harris Trust & Savings Bank
(Chicago)

Personal and Commercial Client Group

Robert W. Pearce*
President and
Chief Executive Officer
Personal and Commercial
Client Group

Maurice A.D. Hudon
Senior Executive
Vice-President
Group Development

Pamela J. Robertson
Executive Vice-President
Personal and
Commercial Delivery

Enterprise Risk & Portfolio Management Group

Ronald G. Rogers*
Deputy Chair
Enterprise Risk & Portfolio
Management Group

Neil R. Macmillan
Executive Vice-President
and Senior Risk Officer
Investment Banking Group

Michel G. Maila
Executive Vice-President
and Head, Market and
Operational Risk Management

Robert L. McGlashan
Executive Vice-President
and Head, Corporate Risk
Management

Colin D. Smith
Executive Vice-President
and Senior Risk Officer
Personal and Commercial
Client Group and
Private Client Group

Penelope F. Somerville
Executive Vice-President
and Senior Market
Risk Officer

Technology and Solutions

Lloyd F. Darlington*
President and
Chief Executive Officer
Technology and Solutions

Barry K. Gilmour
Deputy Group Head and
Chief Operating Officer

Finance, Corporate and Legal

Karen E. Maidment*
Senior Executive
Vice-President and
Chief Financial Officer

Ronald B. Sirkis
Executive Vice-President
General Counsel & Taxation

Thomas E. Flynn
Executive Vice-President
Finance and Treasurer

Human Resources and Office of Strategic Management

Rose M. Patten*
Senior Executive
Vice-President
Human Resources and
Head, Office of Strategic
Management

Joan T. Dea†
Senior Vice-President
Strategy, Office of Strategic
Management

 As of December 1, 2004
*Members of Management Board Executive Committee
†Secretary of Management Board Executive Committee

BMO Financial Group Annual Report 2004	127

Glossary of Financial Terms

Allowance for Credit Losses

Represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as it relates to credit instruments, in other liabilities.

Assets under Administration and under Management

Assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Average Earning Assets

Represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs)

Bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point

One one-hundredth of a percentage point.

Derivatives

Contracts whose value is “derived” from interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices and can also be used for trading.

Hedging

A risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans

Loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital

OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special-purpose entity, be permanent in nature and free of any fixed charges and accounted for as non-controlling interests. Innovative Tier 1 capital cannot comprise more than 15% of net Tier 1 capital and the sum of innovative Tier 1 capital and non-cumulative perpetual preferred shares cannot exceed 25% of net Tier 1 capital.

Mark-to-Market

Represents valuation at market rates, as of the balance sheet date, of securities and derivatives held for trading purposes.

Notional Amount

The principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Provision for Credit Losses

A charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.

Regulatory Capital Ratios

The percentage of risk-weighted assets supported by capital, as defined by OSFI under the framework of risk-based capital standards developed by the Bank for International Settlements. These ratios are labeled Tier 1 and Total. Tier 1 capital is considered to be more permanent, consisting of common shares together with any qualifying non-cumulative preferred shares, less unamortized goodwill. Tier 2 capital consists of other preferred shares, subordinated debentures and the general allowance, within prescribed limits. The assets-to-capital multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.

Securities Purchased under Resale Agreements

Result from transactions that involve the purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price on a specified date in the future. They represent low-cost, low-risk loans.

Securities Sold under Repurchase Agreements

Result from transactions in which a security is sold with the commitment by the seller to repurchase the security at a specified price on specified date in the future. They provide low-cost funding.

Other Definitions	Page
Cash Productivity Ratio	32
Earnings per Share (EPS)	24
Expense-to-Revenue Ratio (or Productivity Ratio)	32
Forwards and Futures	97
General Allowance	91
Net Economic Profit (NEP)	25
Net Interest Income	28
Net Interest Margin	28
Off-Balance Sheet Arrangements	53
Options	98
Productivity Ratio (see Expense-to-Revenue Ratio)
Return on Equity (ROE)	25
Specific Allowances	91
Swaps	97
Taxable Equivalent Basis	28
Tier 1 Capital Ratio (see Regulatory Capital Ratios)
Total Capital Ratio (see Regulatory Capital Ratios)
Total Shareholder Return (TSR)	23
Trading-Related Revenues	30
Variable Interest Entities	53

Risk-Related Definitions
Business Risk Due to Earnings Volatility	66
Capital at Risk (CaR)	59
Credit and Counterparty Risk	60
Earnings Volatility (EV)	62
Environmental Risk	66
Issuer Risk	62
Liquidity and Funding Risk	64
Market Risk	62
Market Value Exposure (MVE)	62
Operational Risk	65
Reputation Risk	66
Social and Ethical Risk	67
Value at Risk (VaR)	62

128	BMO Financial Group Annual Report 2004

Shareholder Information

Common Share Trading Information during Fiscal 2004

		Year-end price						Total volume of
Primary stock exchanges	Ticker	October 31, 2004		High		Low		shares traded

Toronto	BMO		$57.55		$59.65		$49.28	280.1 million
New York	BMO	US$	47.27	US$	47.72	US$	35.67	8.2 million

Dividends per Share Declared during Fiscal Year

		Shares outstanding
Issue/Class	Ticker	at October 31, 2004	2004		2003		2002		2001		2000

Common (a)	BMO	500,896,857		$1.59		$1.34		$1.20		$1.12		$1.00

Preferred Class B
Series 1 (b)		–				–		–		$0.57		$2.25
Series 2 (c)		–				–		–	US$	1.28	US$	1.69
Series 3 (d)	BMO F	–		$1.18		$1.39		$1.39		$1.39		$1.39
Series 4 (e)	BMO G	8,000,000		$1.20		$1.20		$1.20		$1.20		$1.20
Series 5 (e)	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$1.33
Series 6 (e)	BMO I	10,000,000		$1.19		$1.19		$1.19		$1.19		$1.19
Series 10 (f)	BMO V	12,000,000	US$	1.49	US$	1.49	US$	1.39		–		–

(a)	Common share dividends have been restated to reflect the two-for-one stock distribution completed in March 2001.
(b)	The Class B Preferred Shares Series 1 were redeemed on February 26, 2001.
(c)	The Class B Preferred Shares Series 2 were redeemed on August 27, 2001.
(d)	The Class B Preferred Shares Series 3 were redeemed on September 30, 2004.
(e)	The Class B Preferred Shares were issued in February 1998 for Series 4 and 5, and in May 1998 for Series 6.
(f)	The Class B Preferred Shares Series 10 were issued in December 2001.

2005 Dividend Dates

Subject to approval by the Board of Directors.

Common and preferred shares record dates	Preferred shares payment dates	Common shares payment dates

February 4	February 25	February 25
May 6	May 25	May 30
August 5	August 25	August 30
November 4	November 25	November 29

Shareholder Administration

Computershare Trust Company of Canada, with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver, serves as transfer agent and registrar for common and preferred shares. In addition, Computershare Investor Services PLC and Computershare Trust Company of New York serve as transfer agents and registrars for common shares in London, England and New York, respectively.
     For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-340-5021 (Canada and the United States) or (514) 982-7800 (international), or write to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, e-mail to service@computershare.com, or fax 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (international).
     For all other shareholder inquiries, please write to Shareholder Services at the Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to corp.secretary@bmo.com, call (416) 867-6785, or fax (416) 867-6793.

Market for Securities
of Bank of Montreal

The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.

Shareholder Dividend Reinvestment and Share Purchase Plan

The Shareholder Dividend Reinvestment and Share Purchase Plan provides a means for holders of record of common and preferred shares to reinvest cash dividends in common shares of Bank of Montreal without the payment of any commissions or service charges.
     Shareholders of Bank of Montreal may also purchase additional common shares of Bank of Montreal in amounts up to $40,000 per fiscal year. Full details of the plan are available from Computershare Trust Company of Canada or Shareholder Services.

Direct Dividend Deposit

Shareholders may choose to have dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer facilities.

Institutional Investors
and Research Analysts

Institutional investors or research analysts who would like to obtain financial information should write to the Senior Vice-President, Investor Relations, 18th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1, e-mail to investor.relations@bmo.com, call (416) 867-6656, or fax (416) 867-3367. Alternatively, please visit our web site at www.bmo.com/investorrelations.

General Information

For general inquiries about company news and initiatives, or to obtain additional copies of the Annual Report, please contact the Corporate Communications Department, 302 Bay Street, 10th Floor, Toronto, Ontario M5X 1A1, or visit our web site at www.bmo.com. (On peut obtenir sur demande un exemplaire en français.)

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, February 22, 2005 at 9:30 a.m. (Eastern Standard Time) at The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, Canada.

Fees Paid to Shareholders’ Auditors

For fees paid to Shareholders’ Auditors, see page 5 of the Proxy Circular for the Annual Meeting of Shareholders, which will be held on February 22, 2005.

www.bmo.com/annualreport2004

Online Information

BMO Financial Group is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit our web site at www.bmo.com/investorrelations to find out more about our organization, our governance practices and our continuous disclosure materials, including our Quarterly Financial Releases, our Annual Information Form and our Notice of Annual Meeting of Shareholders and Proxy Circular. Filings are accessible on the Canadian Securities Administrators’ web site at www.sedar.com, and on the EDGAR section of the SEC’s web site at www.sec.gov.

Corporate Information

This BMO Financial Group 2004 Annual Report is available for viewing/printing on our web site at www.bmo.com.
For a printed copy, please contact:

Corporate Communications Department

BMO Financial Group
302 Bay Street, 10th Floor
Toronto, Ontario M5X 1A1
(On peut obtenir sur demande un exemplaire en français.)

General Information

For general inquiries about company news and initiatives, please contact our Corporate Communications Department.
BMO Financial Group’s news releases are available on our web site at www.bmo.com.

Shareholder Inquiries

For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1‑800‑340‑5021 (Canada and the United States) or (514) 982‑7800 (international), or write to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, February 22, 2005 at 9:30 a.m. (Eastern Standard Time) at The Carlu, 444 Yonge Street, 7th Floor, Toronto, Ontario, Canada.

TM/®	Trademark/registered trademark of Bank of Montreal
®*	“Nesbitt Burns” is a registered trademark of BMO Nesbitt Burns Corporation Limited
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TM2	Trademark of Harris Nesbitt Gerard, Inc.
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